4/21

05007452

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Polski Koncern Naftowy Orlen

*CURRENT ADDRESS

PROCESSED
APR 26 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5036 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dly

DATE: 4/26/05

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

ANNUAL REPORT 2004

PLOCK, MARCH 2005

ORLEN

KOMISJA PAPIEROW WARTOSCIOWYCH I GIELD
(SECURITIES EXCHANGE COMMISSION)
00- 950 WARSZAWA PLAC POWSTANCOW WARSZAWY 1

Annual report SA-R 2004

(current year)

(according to § 57. 2 and § 58.3 Council of Ministers Decree dated 16 October 2001 - Journal of Law no 139, item 1569 and Journal of Law from 2002 no 31 item 280)

(manufacturing, contracting, trading and service industry issuers)

For current year from 01.01.2004 to 31.12.2004
and previous year from 01.01.2003 to 31.12.2003

31 March 2005
(date of submission)

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA
(issuer full legal name)

PKN ORLEN S.A. (abbreviated legal name)

CHEMICAL INDUSTRY (industry classification according to Securities Exchange)

09-411 (postal code)

PLOCK (location)

CHEMIKOW (street)

7 (number)

48 24 365 28 95 (phone)

48 24 365 40 40 (fax)

media@orlen.pl (e-mail)

774-00-01-454 (NIP)

610188201 (REGON)

www.orlen.pl (www)

ERNST & YOUNG AUDIT SP. Z O.O.
(Auditor)

31 March 2005
(Date of opinion)

Extended annual report contains:

- ☒ Auditor's opinion and report on the financial statement.
- ☒ Letter of the President of the Management Board
- ☒ Annual financial statement
  - ☒ Introductory notes
  - ☒ Balance sheet
  - ☒ Profit and loss account
  - ☒ Movements in shareholders equity
  - ☒ Cash flow statement
  - ☒ Explanatory notes
- ☒ Management's commentary (report on activities)

SELECTED FINANCIAL DATA	PLN thousand		EUR thousand	
	2004	2003	2004	2003
I. Net sales	28 996 289	24 629 963	6 417 664	5 451 278
II. Operating profit (loss)	2 604 940	1 172 163	576 544	259 431
III. Gross profit (loss)	2 892 827	1 148 241	640 261	254 137
IV. Net profit (loss)	2 329 839	947 265	515 656	209 655
V. Net cash flow from operating activities	2 883 077	1 237 747	638 103	273 947
VII. Net cash flow used in investing activities	(1 783 374)	(1 289 776)	(394 709)	(285 462)
VI. Net cash flow used in financial activities	(873 785)	53 229	(193 392)	11 781
VIII. Net cash flow	225 918	1 200	50 002	266
IX. Total assets	15 635 012	13 708 858	3 833 050	3 360 838
X. Liabilities and provisions for liabilities	5 164 379	5 298 409	1 266 089	1 298 948
XI. Long term liabilities	1 407 709	1 356 181	345 111	332 479
XII. Short term liabilities	2 804 768	3 193 285	687 612	782 860
XIII. Shareholders equity	10 470 633	8 410 449	2 566 961	2 061 890
XIV. Share capital	534 636	534 636	131 070	131 070
XV. Number of shares	427 709 061	427 709 061	427 709 061	427 709 061
XVI. Earnings per ordinary share (PLN/EUR) for 12 months period	5,45	2,25	1,21	0,50
XVII. Diluted earnings per ordinary share (PLN/EUR)	-	-	-	-
XVIII. Net book value per share (PLN/EUR)	24,48	19,66	6,00	4,82
XIX. Diluted net book value per share (PLN/EUR)	-	-	-	-
XX. Declared (current year) or paid (previous year) dividend per share (PLN/EUR)	1,62	0,65	0,36	0,14

Financial data presented above is recalculated into EURO according to the following rules:

- assets and liabilities items on the basis of average exchange rate published as at 31 December 2004 i.e. 4.0790 zloty/EUR;
- profit and loss account items and cash flow statement items on the basis of exchange rate calculated as arithmetic mean of average exchange rates determined by NBP as at the last day of each month of the twelve months period (1 January 2004 – 31 December 2004) i.e. 4.5182 zloty/EUR.

Letter of the President of the Management Board

Dear Ladies and Gentlemen!

I have the pleasure to present to you the Annual Report summing up the operations of PKN ORLEN SA in 2004.

The results achieved by PKN ORLEN in 2004 are the best in its five-year history. This accomplishment was possible thanks to the efforts of our Employees and favourable market environment, i.e. high refining margins and rising crude prices, accompanied by a positive Brent/Ural differential. Our revenue rose to almost PLN 29bn, and was more than 17% above the 2003 figure. Over the same time, our operating profit soared by 122.2% – to PLN 2.6bn. Our net profit amounted to PLN 2.3bn, and was 146% higher than in 2003. The return on capital employed reached 20%, which represents an over twofold increase above the 2003 figure. Our Comprehensive Cost Savings Programme brought savings of PLN 637m.

2004 saw a 4% increase in the crude oil throughput, which translated into a record-high level of capacity utilisation: 91%. The projects designed to optimise production resulted in higher white product yield (81.6%). Thanks to technological upgrades, we started to produce higher-quality fuel, surpassing the standards currently required by the European Union. Our diesel oil meets the strictest European norms regarding sulphur content, and fuel oil already complies with quality and environmental requirements which will not be in force until 2008. Thanks to our active sales policy, we managed to increase domestic wholesale by 7%, despite a 23% rise in fuel imports compared with 2003. At the end of 2004, PKN Orlen operated a retail network comprising 1,906 stations, including 1,319 company-owned sites. Our 2004 share in the market of retail fuel sales amounted to 28.6%, and was lower by 7 percentage points compared with 2002. The decrease in retail market share was accompanied by low fuel and LPG sales per company-owned station (2.1m in 2004). Despite this negative trend in retail sales, the number of members of our loyalty programmes increased. The number of the VITAY card holders exceeded 5m, while our FLOTA programme had 4 thousand member companies.

Our efforts to identify new business opportunities bore fruit: in April 2004 PKN Orlen won the tender for 62.99% of shares in Unipetrol a.s. – the largest player in the Czech fuel and petrochemicals sector. In order to effectively acquire the shares, it was necessary to carry out certain preparatory activities and comply with formal requirements. One of the material conditions precedent to the share purchase agreement for the Unipetrol a.s. stake was satisfied in October 2004 – none of the existing shareholders in Ceska Rafinerska a.s. exercised their pre-emptive rights. December 2004 saw the fulfilment of another condition precedent contained in the agreement, namely the European Commission issued a decision confirming that no public assistance was involved in the transaction. In March 2005, an official notification of the purchase of Unipetrol shares was filed. This step was necessary to meet the last of the contractual conditions precedent, according to which we had to obtain the consent of the competent anti-trust authority of the European Commission. Smooth integration with Unipetrol and achievement of related synergies are particularly important to us. We expect that the effects of these actions will enable us to create a platform for further investments in the Czech Republic.

In the fourth quarter of 2004, the newly-appointed Management Board started to work on the Company's strategy. We were guided by the expectations of the capital market and the broadly understood environment of PKN Orlen. The "Value Creation Strategy for 2005–2009", approved by the Supervisory Board in February 2005, is based on the Company's new mission statement, which reads: "*While striving to be the regional leader, we want to ensure that our shareholders benefit from a long-term growth of the company's value by offering our customers the highest quality products and services. As a transparent business, in all our actions we observe the principles of corporate governance and social responsibility, caring for the development of our staff and for the natural environment*". The strategy defines three key elements which are to support achievement of our financial targets: internal strengthening and improved operating efficiency, development of core business on home markets, and active search for business opportunities on new markets. The strategy also provides for the Group's EBITDA of at least PLN 6bn in 2009. Assuming general economic conditions comparable to those prevailing in 2004, the Group's 2009 EBITDA should amount to PLN 7.9bn, which would mean a twofold improvement of the Company's operational efficiency. If the general economic environment in 2004 is comparable

with the situation prevailing in 2005, we project a minimum 14% rise in EBITDA already in 2005. The average annualised return on capital employed projected for 2009 is to reach at least 17.5%.

Our acquisition plans will focus on markets with high growth potential. The purpose of investment projects is to strengthen our core business and contribute to our regional leadership. All investment projects will be subject to a thorough financial screening, which will include an analysis in terms of feasibility of achieving the assumed long-term ROACE. We will also test their sensitivity to various macroeconomic scenarios.

An important element of the strategy is the possible upstream expansion by 2009. Such a decision is being considered from two perspectives: security of crude oil supplies and profitability of the investment projects directly related to supplies.

Secure crude supply is an extremely vital issue. PKN Orlen's technical capabilities support processing of crude oil not only from Russia, but also from other sources worldwide. Despite the perturbations experienced by one of our existing suppliers, the measures we took eliminated any threat to supplies security.

The Management Board headed by me started its work at a time when circumstances with negative bearing on PKN Orlen's future were particularly visible. The uncertainty regarding regional consolidation plans, the shareholder conflict, the appointment and work of the Parliamentary Investigation Commission, and first of all the widespread political influence on the Company then observed, were some of the adverse circumstances we had to face. Among the internal factors, the lack of corporate governance and transparency in management, as well as instances of unethical conduct, p roved the m ost acute problems. We strongly opposed such malpractices and took steps aimed at building PKN ORLEN's new image, by pursuing an open information policy, both externally and internally. We want the Company to recover its good name and regain the respect and trust of the Shareholders, Customers and Employees. This is what is deserved, in the first place, by PKN Orlen's Employees, who have been with the Company for years and are strongly committed to their work.

In order to achieve our goals, we have initiated changes in PKN Orlen's organisational culture. The basis for the changes will be a code of conduct. We want each and every employee to identify with the code's rules. However, it should be remembered that it is a long-term process, involving significant changes in the human resources management systems with respect to employee recruitment, assessment, remuneration and motivation.

In January 2005 PKN Orlen adopted the corporate governance principles proposed by the Warsaw Stock Exchange. We have also signed the worldwide initiative "Partnership Against Co rruption", thus undertaking not to tolerate any corruptive actions.

The new Management Board has also taken immediate steps with a view to improving the Company's operational efficiency and transparency. The newly established IT and Cost Management Division is responsible for such tasks as the preparation of a new cost savings programme and development of a centralised procurement system. We have also initiated work on enhancing the management of the Group and its effective restructuring, as well as on implementation of new human resources management methods.

Dear Ladies and Gentlemen!

In terms of technology, the Płock Production Plant ranks among the top ten European refineries. Our presence on the common market enables us to benefit from this fact. However, it concurrently imposes on us additional costs related to participation in the European energy and environmental security systems. PKN O RLEN's future d epends o n o ur a bility t o s uccessfully f ace t he c onditions currently prevailing on the regional market. I am positive that the implementation of our new strategy will help us achieve the position of the regional leader and ensure the expected growth in the shareholder value.

Our Shareholders approve of the actions we have undertaken thus far, which is confirmed by repeated rises in our share price. From the appointment of the new Management Board on October 18th 2004 to the end of the first quarter of 2005, the PKN ORLEN stock rose by 31.9%, while the WIG 20 index grew by 11.8%.

We were very pleased at the news that *Gazeta Giełdy PARKIET* considered PKN ORLEN shares to be "The Best Investment in a WIG 20 Company in 2004".
It should be stressed at this point that the Management Board intends to maintain its position regarding the dividend policy as presented in the announced strategy.

I would like to thank all PKN ORLEN Employees for their everyday efforts, which build the value of our Company. I would also like to thank the Supervisory Board for its hard work, support and trust, enabling the Management Board to carry out its mission.

The challenges ahead of us are the strategic tasks set for 2005 and subsequent years. We count on further support from the Shareholders, Supervisory Board and Employees, as well as on a kind approach and loyalty of our Customers.

Igor Chalupec
President of the Management Board
PKN ORLEN SA

The Polish original should be referred to in matters of interpretation
Translation of auditors' report originally issued in Polish

INDEPENDENT AUDITORS' OPINION

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

1. We have audited the attached financial statements for the year ended 31 December 2004 (format SA-R) of Polski Koncern Naftowy ORLEN S.A. (the "Company") located in Plock at Chemikow St. 7, containing:

   - the introduction to the financial statements,
   - the balance sheet as at 31 December 2004 with total assets amounting to 15,635,012 thousand zlotys,
   - the profit and loss account for the period from 1 January 2004 to 31 December 2004 with a net profit amounting to 2,329,839 thousand zlotys,
   - the statement of changes in shareholders' equity for the period from 1 January 2004 to 31 December 2004 with a net increase in shareholders' equity amounting to 2,096,182 thousand zlotys,
   - the cash flow statement for the period from 1 January 2004 to 31 December 2004 with a net cash inflow amounting to 225,918 thousand zlotys, and
   - the additional notes and explanations.

   The format of the attached financial statements for the year ended 31 December 2004 ("the attached financial statements") is prescribed by the Decree of the Council of Ministers of 16 October 2001 on current and periodic information provided by issuers of securities (Journal of Law No. 139, item 1569 with further amendments) ("Decree on current and periodic information").

2. The truth and fairness of the attached financial statements and the proper maintenance of the accounting records are the responsibility of the Management Board. Our responsibility was to audit the attached financial statements and to express an opinion whether, based on our audit, these financial statements are, in all material respects, true and fair and whether the accounting records that form the basis for their preparation are, in all material respects properly maintained.

3. We conducted our audit of the financial statements in accordance with the following regulations being in force in Poland:

   - chapter 7 of the Accounting Act, dated 29 September 1994,
   - the auditing standards issued by the National Chamber of Auditors,

   in order to obtain reasonable assurance whether the financial statements are free of material misstatement. In particular, the audit included examining, to a large extent on a test basis, documentation supporting the amounts and disclosures in the financial statements. The audit also included assessing the accounting principles adopted and used and significant estimates made by the Management, as well as evaluating the overall presentation of financial statement. We believe

our audit has provided a reasonable basis to express our opinion on the financial statements treated as a whole.

4. In our opinion, the attached financial statements, in all material respects:

   - present truly and fairly all information material for the assessment of the results of the Company's operations for the period from 1 January 2004 to 31 December 2004, as well as its financial position as at 31 December 2004;
   - have been prepared in accordance with the accounting principles specified in the Accounting Act referred to above and regulations issued based on that Act, and based on properly maintained accounting records;
   - are in accordance with the Accounting Act referred to above and regulations issued based on that Act and the Company's articles of association that affect their content.

5. Without qualifying our opinion, we draw attention to the following issues:

   a) During 2004 two acts changing the Accounting Act and affecting the financial statements became effective: the Act dated 12 December 2003 on amendments to the Act – Commercial Code and certain other acts and the Act dated 30 April 2004 amending the Accounting Act. Taking the above into consideration, the Company has introduced changes in applied accounting principles. This led to the increase in equity in the opening balance by the amount of PLN 35,998 thousand. Comparable data was also changed in order to take into account the changed accounting principles. The effect of those changes on the financial statements was presented in note 61 of additional information and notes attached to the financial statements.

   b) In accordance with the regulations of the Accounting Act, the Company has presented in the attached financial statements shares in subsidiaries and associates at cost (adjusted for impairment). In accordance with the Accounting Act, the Capital Group of Polski Koncern Naftowy ORLEN S.A. (the "Capital Group"), of which the Company is the parent company, will prepare consolidated financial statements. The financial results and net assets of the Capital Group's will significantly differ from the Company's financial results for the year ended 31 December 2004 and its net assets as at that date.

   c) As presented in note 45 c included in additional information and notes to the attached financial statements, there is a tax inspection currently underway in Rafineria Trzebinia S.A. This inspection is being carried out by the Treasury Inspection Office in Cracow, which has set out to verify the declared tax bases and check that the excise duty and value added tax for the years 2002 and 2003 had been accounted correctly. As presented in the above mentioned note, the results of the tax inspection and its potential impact on the attached financial statements are unknown at the date of this opinion.

6. We have read the Report by the Management Board on the Company's Activities for the Period from 1 January 2004 to 31 December 2004 and the Rules for Preparing Annual Financial Statements ("Directors' Report") and conclude that the information derived from the attached financial statements reconciles with the financial statements. The information included in the

Directors' Report corresponds with § 64 prescribed by the Decree on current and periodic information.

Certified Auditor
No. 9542/7118

on behalf of
Ernst & Young Audit Sp. z o.o.
ul. Emilii Plater 53
00-113 Warszawa
Ident. no. 130

Łukasz Zalicki

Jacek Hryniuk
Certified Auditor No. 9262/6958

Warsaw, 31 March 2005

POLSKI KONCERN NAFTOWY ORLEN
SPOLKA AKCYJNA

FINANCIAL STATEMENTS
FOR THE YEAR
ENDED 31 DECEMBER 2004

PLOCK, MARCH 2005

(in PLN thousand)

INTRODUCTORY NOTES TO THE FINANCIAL STATEMENTS

A. Name, address, main operating segments of the Company and the period for which the financial statements are presented

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("Company", "PKN ORLEN") located in Plock, Chemikow 7 was formed through transformation of a state-owned enterprise into a joint stock company, on the basis of the Public Notary Act of 29 June 1993. The Company was registered as Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" Spolka Akcyjna. It was registered in the District Court in Plock on 1 July 1993 under the registration number RHB VIII 780. On 26 July 2002 changes in earlier registration under number KRS 28860 in the District Court for capital city Warsaw were introduced.

On 19 May 1999 Ordinary General Meeting of Shareholders of the Company adopted a resolution on merger of the Company with Centrala Produktow Naftowych "CPN" Spolka Akcyjna ("CPN") by incorporation of CPN to the Company. On 7 September 1999 CPN was deregistered and at the same date the merger of the Company with CPN became effective.

In accordance with the resolution of the Ordinary General Meeting of Shareholders dated 19 May 1999, registered in the District Court in Plock on 20 May 1999, the Company changed its name to Polski Koncern Naftowy Spolka Akcyjna.

In accordance with the resolution of the Extraordinary General Meeting of Shareholders dated 3 April 2000, registered in the District Court in Plock on 12 April 2000, the Company changed its name to Polski Koncern Naftowy ORLEN Spolka Akcyjna.

Structure of share capital of the Company as at 31 December 2004 is as follows:

Issue	Number of shares	Nominal value (PLN)
Series A	336,000,000	420,000,000.00
Series B	6,971,496	8,714,370.00
Series C	77,205,641	96,507,051.25
Series D	7,531,924	9,414,905.00
Total	427,709,061	534,636,326.25

In accordance with the Resolution of the Ordinary General Meeting of Shareholders of the Company No. 8/99 dated 19 May 1999 as the result of incorporation of CPN by the Company, the scope of activities of the Company was changed. According to the Articles of Association which was approved by the Ordinary General Meeting of Shareholders dated 19 May 1999 with its last changes resulting from the contest of the uniform text of the Articles of Association accepted by the resolution of the PKN ORLEN's Supervisory Board dated 17 September 2004 including changes to the Articles of Association introduced to the commercial register of the District Court for the capital city of Warsaw, XXI Economic Department of the National Register Court, according to the decision dated 2 September 2004 Act No. WA.XXI NS-REJ KRS/18662/04/ the Company's activity includes:

- processing of crude oil and manufacturing of oil-derivative (refinery and petrochemical) products and semi-finished products,

- domestic and foreign trade on own account, on commission and as consignee, including in particular: the trade of crude oil, oil-derivative and other fuel, sale of motor vehicles, parts and accessories for them, sale of consumer and industrial goods,

- research and development activity, project work, construction and production activities on own account and as the consignee, in the areas of manufacturing, storage, packaging and trade in solid, liquid and gaseous oil products, secondary chemical products as well as transportation: by land, by rail, water and by pipeline,

- transportation activity including land transport, rail transport, water and pipeline transport,

- storage of crude oil and liquid gas, creation and management of oil stock according to the appropriate regulations,

- services connected to the principal activity, especially:
  - land and sea reloading,
  - refining of gas and oil including ethylisation, dyeing and blending of components,

- purchase, trade and processing of used lubricant oil and other chemical waste,

- manufacturing, transportation and trade in electrical and heating energy,

- overhaul of the appliances used in core activities, especially refinery and petrochemical appliances, oil storage appliances, oil stations and means of transport,

- metal production and manufacturing of plastic raw materials,

- operation of gas stations, bars, restaurants and hotels,

- capital investment activity, in particular: purchasing and trade of shares and stakes in domestic and foreign trade,

- activities in the area of education, professional schooling and internal human capital services,

- activities in area of accounting and bookkeeping as well as activities related to data bases and its processing,

- financial agency services including receipt of money orders and transference of liabilities to cheque drawers

- providing services in respect of the clearance of electronic fuel cards

- activities from the branch of geodesy and cartography

- crude oil exploration

- natural gas exploration

- manufacturing of prefabricated buildings of metal excluding service activities

- production of metal construction excluding service activities

- service in respect of installing metal constructions

- performance of general civil work relating to building construction

- performance of general civil work in the area of line constructions: pipelines, power supply lines, electric traction line and telecommunication – long-distance transmission lines

(in PLN thousand)

- performance of general civil work in the area of construction of distribution lines: pipelines, power supply lines, electric traction line and telecommunication – local lines
- performance of general civil work in the area of mining and production.

The core business of the Company is designated by Code PKD 2320 in compliance with Polish Activity Classification – manufacturing of crude oil refining products. The Company runs a business within segments of production and distribution of crude oil and chemical products.

The Company is the biggest refinery and producer of petrochemicals in Poland and after the incorporation of CPN, the leading distributor of motor fuels in Poland.
Within the basic activity of the Company there are two business segments: refining and chemical.

The Refining Segment includes crude oil processing and wholesale and retail sales of refining products comprising mainly fuels. The Chemical Segment includes production and sales of petrochemicals.

The composition of the Supervisory Board of PKN ORLEN as at 31 December 2004 was as following:

- Jacek Bartkiewicz - President of the Supervisory Board
- Krzysztof Zyndul - Vice-President of the Supervisory Board
- Ireneusz Wesolowski - Secretary of the Supervisory Board
- Raimondo Eggink - Member of the Supervisory Board
- Maciej Gierej - Member of the Supervisory Board
- Krzysztof Lis - Member of the Supervisory Board
- Malgorzata Okonska-Zareba - Member of the Supervisory Board
- Piotr Osiecki - Member of the Supervisory Board
- Michal Stepniewski - Member of the Supervisory Board

During the year 2004 the following changes in composition of the Supervisory Board took place:

On 1 March 2004 Jacek Bartkiewicz was dismissed from the position of Member of the Supervisory Board of the Company by the State Treasury as a result of his resignation. Simultaneously, Grzegorz Mroczkowski was appointed to the Supervisory Board of the Company.

On 2 April 2004 Grzegorz Mroczkowski was dismissed from the position of Member of the Supervisory Board of PKN ORLEN by the State Treasury. Simultaneously, Maciej Kruk was appointed to the Supervisory Board of PKN ORLEN. Subsequently on 8 April 2004 Maciej Kruk was dismissed from the position of Member of the Supervisory Board of PKN ORLEN by the State Treasury and simultaneously Janusz Zielinski was appointed to the Supervisory Board of the Company.

On 8 April 2004 the Extraordinary Shareholders Meeting of PKN ORLEN dismissed Maciej Gierej, Edward Grzywa, Andrzej Kratiuk and Orest Nazaruk from the positions of Members of the Supervisory Board, and simultaneously Jacek Walczykowski, Andrzej Wieczorkiewicz, Andrzej Studzinski and Marian Czakanski were appointed to the Supervisory Board.

On 22 April 2004 Krzysztof Kluzek resigned from its position in the Supervisory Board of PKN ORLEN. Simultaneously the Supervisory Board of PKN ORLEN appointed Krzysztof Kluzek to the position of the Member of the Management Board.

(in PLN thousand)

On 11 June 2004 Marian Czekanski resigned from the position of Member of the Supervisory Board of PKN ORLEN. The reason for resignation was the appointment of Marian Czekanski for the position of the Minister of Health.

On 24 June 2004 the Management Board of PKN ORLEN informed that according to the article 8 Act 1 of the Articles of Association of the Company, the Ministry of State Treasury on 24 June 2004 dismissed Janusz Zielinski from the position of Member of the Supervisory Board of PKN ORLEN. Simultaneously on 24 June 2004 Michal Stepniewski was appointed to the Supervisory Board.

On 24 June 2004, the Ordinary Shareholders Meeting of PKN ORLEN appointed Janusz Zielinski to the Supervisory Board of PKN ORLEN.

On 29 July 2004 Jacek Walczykowski resigned from the position of Vice-President and Member of the Supervisory Board of PKN ORLEN. Simultaneously the Supervisory Board of PKN ORLEN appointed Jacek Walczykowski to the position of the President of the Management Board of PKN ORLEN.

On 5 August 2004 Andrzej Wieczorkiewicz resigned from the position of Member of the Supervisory Board of PKN ORLEN.

On 5 August 2004 the Extraordinary Shareholders Meeting dismissed from the position of Member of the Supervisory Board the following persons: Jan Waga, Ryszard Lawniczak, Andrzej Studzinski, Krzysztof Szlubowski, Janusz Zielinski, and simultaneously appointed to the Supervisory Board: Jacek Bartkiewicz, Raimondo Eggink, Maciej Gierej, Krzysztof Lis, Malgorzata Okonska-Zaremba, Piotr Osiecki, Ireneusz Wesolowski, Krzysztof Zyndul.

Due to tragic death of Krzysztof Lis on 31 January 2005 and resignation of Krzysztof Zyndul on 30 March 2005 from the position of the Member of the Supervisory Board of PKN ORLEN as at the date of the preparation of the financial statements the Supervisory Board of PKN ORLEN acts in the composition of seven persons.

The composition of the Supervisory Board of PKN ORLEN as at the day of preparation of the financial statements was as following:

- Jacek Bartkiewicz - President of the Supervisory Board
- Ireneusz Wesolowski - Secretary of the Supervisory Board
- Raimondo Eggink - Member of the Supervisory Board
- Maciej Gierej - Member of the Supervisory Board
- Malgorzata Okonska-Zareba - Member of the Supervisory Board
- Piotr Osiecki - Member of the Supervisory Board
- Michal Stepniewski - Member of the Supervisory Board

The composition of the Management Board of PKN ORLEN as at 31 December 2004 was as following:

- Igor Chalupec - President of the Management Board, General Director (CEO),
- Janusz Wisniewski - Vice-President of the Management Board, Operating Director (COO),
- Andrzej Macenowicz - Vice-President of the Management Board, Human Resources and Management Systems Director (CHO),
- Wojciech Heydel - Vice-President of the Management Board, Retail Sales Director (CMO),
- Cezary Smorszczewski - Vice-President of the Management Board, Capital Investments and Capital Group Director (CIO),
- Jan Maciejewicz - Vice-President of the Management Board, Cost Management and IT Director (CCO),
- Pawel Szymanski - Member of the Management Board, Chief Financial Officer (CFO),

(in PLN thousand)

During the year 2004 the following changes in composition of the Management Board took place:

On 22 April 2004 the Supervisory Board of PKN ORLEN appointed Krzysztof Kluzek to the position of the Member of the Management Board.

On 28 July 2004 Zbigniew Wrobel resigned from the position of the President of the Management Board of PKN ORLEN. The resignation became effective on the date of appointment of a new President of the Management Board by the Supervisory Board.

On 29 July 2004 the Supervisory Board of PKN ORLEN appointed Jacek Walczykowski to the position of the President of the Management Board. On 29 July 2004 Jacek Walczykowski resigned from the position of Vice-President and Member of the Supervisory Board of PKN ORLEN and from the position of Vice-President and Member of the Management Board of Nafta Polska S.A.
On 16 August 2004 the Supervisory Board of PKN ORLEN dismissed Jacek Walczykowski from the position of the President of the Management Board of PKN ORLEN – General Director. The resolution was taken unanimously.

On 16 August 2004 the Supervisory Board of PKN ORLEN took unanimously a resolution to entrust Janusz Wisniewski, Vice-President of the Management Board of PKN ORLEN, with the entitlement of the acting President of the Management Board of PKN ORLEN until appointment of a new President of the Management Board of PKN ORLEN within the procedure approved by the Supervisory Board.

On 21 September 2004 the Supervisory Board of PKN ORLEN appointed unanimously Igor Chalupec to the position of the President of the Management Board. The appointment became effective on 1 October 2004.

On 18 October 2004 the Supervisory Board of PKN ORLEN S.A. changed composition of the Management Board. The Supervisory Board of PKN ORLEN S.A. accepted resignations received on 18 October 2004 of:

- Krzysztof Kluzek from the position of the Member of the Management Board of PKN ORLEN effective on 18 October 2004,
- Sławomir Golonka and Jacek Strzelecki from the positions of Vice-Presidents of the Management Board of PKN ORLEN effective on 31 October 2004.

Simultaneously the Supervisory Board of PKN ORLEN appointed to the current term of the Management Board:

- Wojciech Heydel as the Vice-President of the Management Board effective on 1 Novemebr 2004,
- Jana Maciejewicz as the Vice-President of the Management Board effective on 1 December 2004,
- Cezary Smorszczewski as the Vice-President of the Management Board effective on 1 November 2004,
- Pawel Szymanski as the Member of the Management Board effective on 18 October 2004.

The composition of the Management Board of PKN ORLEN as at the day of preparation of the financial statements was as following:

- Igor Chalupec - President of the Management Board, General Director (CEO),
- Janusz Wisniewski - Vice-President of the Management Board, Operating Director (COO),
- Andrzej Macenowicz - Vice-President of the Management Board, Human Resources and Management Systems Director (CHO),
- Wojciech Heydel - Vice-President of the Management Board, Retail Sales Director (CMO),
- Cezary Smorszczewski - Vice-President of the Management Board, Capital Investments and Capital Group Director (CIO),
- Jan Maciejewicz - Vice-President of the Management Board, Cost Management and IT Director (CCO),
- Pawel Szymanski - Vice-President of the Management Board, Chief Financial Officer (CFO).

(in PLN thousand)

B. Format and general rules of preparation of financial statements

The financial statements were prepared in compliance with the Polish Accounting Standards ("PAS") defined by the amended Accounting Act of 29 September 1994 (Journal of Law No 76, pos. 694, year 2002, with further amendments, the "Accounting Act") and the Decree of the Council of Ministers of 16 October 2001 on current and periodic information and published by issuers of securities (Journal of Law No 139, pos. 1569 with further amendments, the "Decree").
The financial statements are prepared for the period from 1 January 2004 to 31 December 2004 while the comparable data comprise: for the balance sheet and balance sheet explanatory notes data as at 31 December 2003, for profit and loss account, cash flow statement and explanatory notes – data for the period from 1 January 2003 to 31 December 2003.

The accounting rules applied for financial statements for periods beginning in year 2004 and for comparable data referring to 2003 are presented in point C of the introduction to the financial statements.

In 2004 the Company did not introduce significant changes in the applied accounting policy in the comparison to the policy applied by the Company in 2003, except for changes in valuation of assets and liabilities denominated in foreign currency according to changes in the Accounting Act. Since 1 January 2004 the closing rate used for reporting assets and liabilities denominated in foreign currency is approximated by the average National Bank of Poland exchange rate as of balance sheet date. The effect of these changes was reflected in the financial statements by adjustments in the comparative data.

	Net profit	Equity
	period from 1 January 2003 till 31 December 2003	31 December 2003
According to published financial statements	933,781	8,374,451
Difference	13,484	35,998
Comparative data (restated)	947,265	8,410,449

Since 2004 the Company applies hedge accounting in relation to hedge transactions meeting certain requirements for hedge accounting, which results in presentation of effective part of hedge valuation in the Company's equity in the revaluation reserve until the moment it is realized. The use of approach mentioned above does not require restatements in the opening balance of 2004 and the comparative data for 2003.

The financial statements were prepared under assumption that the Company will continue as a going concern for the foreseeable future, being period not shorter than 12 months subsequent to 31 December 2004. As of the date of authorisation of the financial statements the Management Board states that there are no circumstances, indicating any threat of Company's continuation as a going concern.

C. Description of principal accounting policies

The financial statements were prepared on the historical cost basis concept, which was modified for the following items:

- fixed assets (Note 2),
- financial instruments (Note 9 and Note 44).

Accounting polices adopted by the Company are presented below

Intangible fixed assets

Intangible fixed assets are recognised if it is probable that in the future they will bring economic benefits, which can be attributed directly to these assets. Initially intangible fixed assets are presented at the purchase price or at

(in PLN thousand)

manufacturing cost. Subsequently, the intangible fixed assets are valued at the purchase price or at manufacturing cost less accumulated amortisation and impairment losses. Intangible fixed assets are amortised using straight-line method over the period corresponding to their estimated economic life. Depreciation rates resulting from tax regulations are used only if they correspond with the estimated economic life of the intangible fixed assets. The correctness of applied periods and depreciation rates is verified periodically, at least at the end of the financial year, and any necessary adjustments to depreciation charges are made in subsequent periods. Typical depreciation rates applied in reference to intangible fixed assets:

Purchased licences, patents and similar assets	7 - 50%
Purchased computer software	10 - 50%

Research and development costs

Expenses on research are treated as costs at the moment when they are incurred. Costs of completed development projects conducted for own needs, incurred before the production is commenced or technology is applied, are treated as intangible fixed assets, if:

- product or technology of production is clearly set, and related to them costs of development are reliably determined,
- technical usefulness has been confirmed and properly documented and on this basis the entity decided to manufacture the products or to apply the technology,
- the costs of completed research will be covered – according to assumptions – by revenues from sales of the products or application of the technology.

The period of amortisation of development costs does not exceed 5 years.

Tangible fixed assets

Tangible fixed assets, excluding land and real estate classified as investments, are valued at purchase price or manufacturing cost taking into account revaluation less accumulated depreciation and impairment losses. At the moment of disposal or liquidation of a fixed asset the purchase price or manufacturing cost and its accumulated depreciation are removed from books and any profit or loss on its disposal is presented in income statement. Land is valued at purchase price less impairment losses.

Costs incurred after a fixed asset is put into operation, such as: overhaul and maintenance costs, exploration charges influence financial result of the reporting period in which they were incurred. If it is possible to prove that the incurred costs increased the future economic benefits resulting from ownership of the fixed asset exceed the benefits previously assumed, the incurred costs increase the initial value of the fixed asset.

Tangible fixed assets are depreciated using the straight-line method over their estimated useful economic lives. Depreciation rates resulting from tax regulations are used only if they correspond with the economic life of the fixed assets. The correctness of applied periods and depreciation rates are verified periodically, which results in proper adjustments of depreciation charges in subsequent periods.

Typical depreciation rates applied to tangible fixed assets are as follows:

Buildings and constructions	1.5-10%
Plant and machinery	4.0-30%
Transport vehicles	6.0-20%
Other tangible fixed assets	8.5-25%

Assets of estimated useful life below 1 year and cost less than PLN 3.5 thousand are fully expensed when brought into usage.

The impairment losses on a fixed asset, that previously were subject to revaluation, are deducted from the revaluation reserve attributed to given fixed asset. In case the impairment loss exceeds the revaluation reserve attributed to this fixed asset, the difference is expensed in the reporting period in which the impairment loss was recognised.

Acquired perpetual usufruct rights of land and acquired cooperative title to premises are recorded as fixed assets and depreciated over their economic useful life.

The Company does not recognise perpetual usufruct rights of land acquired on the grounds of an administrative decision made in previous years due to the fact that the historical value of such a right cannot be reliably determined.

Construction in progress

Construction in progress is valued at a total costs directly attributable to its purchase or manufacture less its impairment charges. Construction in progress includes also materials purchased for construction in progress. Construction in progress is not depreciated until it is completed and put into operation.

Financial lease

Assets used under lease, tenancy agreements, lease agreements or other agreements complying with the criteria set by the Accounting Act are treated as fixed assets and presented at lower of the two values: fair value of the leased asset at the beginning of the lease contract and current value of minimal lease payments.

Assets leased out, tenancy agreements or other agreements complying with the criteria set by the Accounting Act are treated as long term receivables and presented in the amount of net lease investment.

Real estate investments

Real estate investments comprise investments in land as well as buildings and constructions purchased to gain income from rent and from increase in real-estate value. Real estate used for mentioned above economical benefits but not purchased for this reason are treated as fixed assets. Real estate investments are presented at fair value.

Investments in subordinates

Shares in subordinates are presented in standalone financial statements at cost of purchase less any potential impairment losses.

Inventories

Inventories are valued at the purchase price or manufacturing cost less impairments relating to the level of the net selling price. Different types of inventories are valued using weighted average method in a following way:

Raw materials:	Purchase cost
Semi-finished products and work in progress:	Cost of manufacture
Finished goods:	Cost of manufacture
Goods for resale:	Purchase cost

Indirect costs included in manufacturing costs comprise among others: the part of fixed, indirect production costs, which correspond with level of cost in case of normal operating capacity utilisation.

The net realisable value of an element of inventory is determined as possible to obtain, as of the balance sheet date, selling price less VAT and excise duty, less any rebates, discounts and any other similar decreases in value and costs spent on making the item available for sale and enabling the sale.
Inventories that lost their economic usefulness are written off against costs.

Receivables

Receivables are stated at amount due less allowance for doubtful debts. Allowances are recognised on the grounds of analysis of ageing of receivables either based on the analysis of possibility of collection of receivables from individual debtors or when the contractor goes into bankruptcy or liquidation.

Allowances for bad debts are treated as other operating or financial costs – depending on the kind of the receivables, to which the allowance refers.

Written-off, overdue and bad debts diminish the previously made allowances for their value.

Written-off, overdue and bad debts for which no allowances were made or which were not fully allowed for, are treated as other operating costs or financial costs.

Cash and cash equivalents

Cash and other cash assets include cash on hand and cash in banks, cash in transit and other cash assets. Cash includes assets in form of domestic currency and foreign currencies. Cash and cash equivalents are stated at nominal value.

Prepayments and deferred costs

Deferred costs are expenses relating to a period later than that in which they were incurred. Such deferred costs mainly include the following: cost of excise duty and fuel charge (concerning inventory of goods), cost of catalysts, costs of insurance, cost of advertising concerning patronage agreements and leasing costs.

Financial instruments

Financial instruments are presented and valued in accordance with Decree of the Minister for Finance dated 12 December 2001 on detailed rules of recognition, valuation methods, scope of disclosure and way of presentation of financial instruments ("decree on financial instruments").

Financial instruments are classified into the following categories:

a) held-for-trading financial assets and liabilities,
b) loans granted and own receivables,
c) financial assets held to maturity,
d) financial assets available for sale.

Held-for-trading financial assets are treated as assets acquired principally for the purpose of generating economic benefit from short-term changes in price and fluctuations of other market factors or short maturity of the acquired instrument, and other financial assets too, irrespective of intentions, which lead to conclusion of the contract, if they constitute an element of portfolio of similar financial assets, for which the realisation probability of intended economic benefits in a short time is considerable.

Held-for-trading financial assets or financial liabilities comprise financial derivatives, except when an entity recognises concluded contracts as hedging instruments.

Financial assets arisen directly due to cash transfer to the other party of the contract, providing that the contract meets requirements determined in proper paragraphs of decree on financial instruments are treated as loans granted and own receivables, irrespective of their maturity.

Financial assets not classified as loans granted and own receivables, for which the concluded contracts determine the maturity of nominal value and right to obtain economic benefits at set dates, for example, interests of constant or determinable amount, providing that the entity intends and is able to hold the assets until maturity, are classified as held-to-maturity financial assets.

Other financial assets, not meeting requirements to classify them into categories enumerated in points a) to c) are treated as financial assets available for sale.

Financial assets are measured at their fair value (without any deduction of transaction costs which the entity would incur in case of selling the assets) excluding:

a) loans granted and own receivables not available for sale,
b) financial assets held to maturity,
c) financial assets that do not have a quoted market price in an active market, and whose fair value cannot be reliably measured,
d) hedged financial assets.

Financial assets not measured at their fair value are measured in the following manner:

- loans granted and own receivables, excluding those held for trading - at the amortised cost, estimated by using effective interest rate regardless if the entity is going to held it until maturity or not,
- financial assets, for which the maturity is set - at the amortised cost estimated by using effective interest rate,
- financial assets, for which the maturity is not set - at the purchase price.

Financial liabilities are valued at the amortised cost, excluding financial liabilities held-for-trading and derivatives, which are measured at fair value.

Derivatives and embedded derivatives

In connection with the implementation of hedge accounting in 2004 the Company presents the effective and non-effective part of financial instruments satisfying requirements of the hedge accounting and constituting instruments hedging cash flows respectively in equity and in the income statement.

Derivatives possessed by the Company, which are not accounted for as hedging instruments are classified as short term assets or short term liabilities and measured at fair value, with any changes to their fair value recognised in profit and loss. Derivatives are in particular: forward and futures contracts, options and swap contracts.

An embedded derivatives are separated from the host contracts and accounted for as derivatives if all of the following conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract in which the subject derivative is embedded,
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative,
- it is possible to reliably measure the fair value of the embedded derivative,
- the hybrid (combined) instrument is not measured at fair value and changes in its fair value are not charged to net profit or loss.

Embedded derivatives are accounted for in a manner similar to this of separate derivatives that are not classified as hedging instruments.

Equity

Equity is presented in books by category in accordance with rules determined by law and the Company's Articles of Association.

Share capital is stated at nominal value in compliance with the Company's Articles of Association and the relevant entry in the Company's Register.
Declared but not paid share capital is accounted for as unpaid share capital. Own shares and unpaid share capital decrease the value of equity of the Company.

The reserve capital is supplied from net profit distribution, transfer of revaluation reserve and share premium decreased by the shares issuance costs.

Equity arisen due to conversion of debt securities, liabilities and loans into shares is presented at nominal value of these securities, liabilities and loans, adjusted by not amortised discount or premium, interests accrued and not paid to the day of conversion, which will not be paid, unrealised foreign exchange differences and capitalised issuance costs.

Revaluation reserve was established as result of the fixed assets revaluation as at 1 January 1995. In case of disposal or liquidation of a fixed asset item, the corresponding part of revaluation reserve is transferred to reserve capital. Moreover, reserve capital is increased by the difference between fair value and purchase price, less deferred tax, of the asset available for sale, if it has a quoted market price in an active market, and whose fair value can be reliably measured, and the influence of the valuation of an effective part of the instruments hedging cash flows.

Impairment losses on fixed asset, which previously was subject to revaluation, diminishes the revaluation reserve attributed to the fixed asset. If impairment loss exceeds the revaluation reserve attributed to given fixed asset, the difference is expensed in the reporting period in which the impairment loss was recognised.

Formation costs diminish the reserve capital up to the amount of share premium. The remaining part of formation costs is expensed as financial cost.

Provisions

Provisions are set for:

1) certain or highly probable future liabilities, amount of which can be reliably estimated, particularly for losses on economic transactions in progress, including guarantees granted, borrowing transactions, results of legal actions,
2) future liabilities resulting from restructuring, if basing on separate rules, the Company is obliged to perform it or binding agreements were concluded, and the restructuring plans allow to estimate reliably the value of future liabilities.

The above mentioned provisions are expensed as: other operating costs, financial costs or extraordinary losses, depending on circumstances to which the future liabilities correspond. Occurrence of the liability for which the provision was set diminishes the provision.

Provision for jubilee and retirement bonuses

According to remuneration schemes, employees are entitled to jubilee bonuses upon completion of a certain number of years in service and to retirement allowances paid on retirement. The amount of bonuses depends on employee's average remuneration and length of service. The employees receive also a one–off payments on retirement. Pensions are paid to employees who prove permanent disability to work. The amount of bonuses depends on employee's average remuneration and length of service. The costs of jubilee and retirement/pension bonuses are accrued in Company on a basis of an independent actuarial valuation. According to the Accounting Act the provisions for jubilee and retirement bonuses are presented in the balance sheet in caption "Liabilities and provisions for liabilities" as "Provision for retirement benefits and similar bonuses".

Equity compensation plan costs

Convertible bonds, issued by the Company as the part of the employee compensation plan, are recognised at the moment of granting the employee an option to buy convertible bonds. As of balance sheet date, the fair value of the convertible bonds is recognised as remuneration expense and presented in short term payables. The fair value is estimated on the basis of historical volatility of listed shares and Black-Scholes' model.

Environmental costs

Provisions for certain or highly probable costs or losses resulted from environment protection requirements are recorded in case of existence of law requirements or existing policy regarding elimination of pollution of environment or harmful items, if the amount of future expenses or losses is possible to be estimated. The Company periodically updates the level of environmental provision based on independent expert valuations.

Loans and borrowing expenses

Costs of loans and borrowings are recognised in principle at the moment of occurrence. Costs of loans and borrowings are capitalised only in case if they directly refer to acquisition, construction or manufacture of certain element of fixed assets. Costs of loans and borrowings are capitalised until the element of assets is ready for planned use. Providing that the net book value of an asset is greater than the value possible to recover, the net book value is decreased by the write-off resulting from impairment.

Loans are initially recorded at the amount of inflows received, decreased by transaction costs. Subsequently they are presented at the amortised cost with use of effective interest method. The difference between net inflows and maturity amount is reflected in net profit or loss in the period of loan.

Foreign currency transactions

At the balance sheet date assets and liabilities denominated in foreign currencies are recorded using the average National Bank of Poland exchange rate as at the balance sheet date.

Positive exchange rate differences concerning long term investments denominated in foreign currencies, arising at the day of their valuation are credited to revaluation reserve. If the revaluation amount was not settled to the valuation date, the negative valuation change of the investment previously revaluated, debits the revaluation reserve to the amount at which the revaluation reserve was credited. In other cases the results of negative valuation change are recognised as financial costs. Increase in valuation of specified investment, directly connected with its previous negative valuation treated as financial costs, is recognised, to the level of these costs as financial income.

Exchange rate differences concerning other foreign exchange assets and liabilities, arising at the date of their valuation by the payments of receivables and payables, are recognised as financial income or financial costs respectively, and in the justified cases as purchase price or cost of fixed assets construction.

Method of translating financial statements of foreign entities expressed in foreign currencies

Financial statements of foreign entities are translated into Polish currency. Relevant balance sheet captions are translated using the average National Bank of Poland exchange rate as at the balance sheet date; relevant income statement captions are translated using the exchange rate being the arithmetic average of the National Bank of Poland exchange rates as at the days ended the monthly periods.

Sales revenues

The sales revenues comprise amounts due or received from sales, including excise duty and fuel charge, less VAT. Revenues from sales are recognised in situation when it is probable that the company will receive economic benefits resulting from transactions and when amount of the revenues can be reliably estimated.

Sales of goods for resale and finished productss is recognised at the moment of delivery, which results in transfer of risk and benefits stemming from ownership of these goods and products. Income on services is recognised in proportion to the completion, providing that it is possible to estimate it reliably. In case it is not possible to estimate reliably the effect of transaction related to services rendering, income on the services is recognised only to the value of costs incurred in relation to it.

The amount of sales revenues is corrected by the totals from settlement of transactions hedging cash flows.

Costs

Operating costs are accounted for in period they relate to. Costs are accounted for both by type and by function. Cost of goods sold includes direct costs of goods and justifiable part of indirect costs. General and administration expenses include costs of the Company's general operations and management. Selling and distribution costs are the costs incurred in relation with sales of products and goods for resale and include particularly excise duty and fuel charge related to sale of products of the Company.

Dividends

Dividends receivable are accounted for as financial income as of the day when the proper body concludes about profit division resolution, unless the resolution determines another day of right to the dividend.

Net profit or loss

Net profit or loss is constituted by:

- operating result, including this resulting from other operating income and costs,
- financial operations result,
- extraordinary operations result,
- compulsory amounts reducing profit resulting from income tax, the payer of which is the entity, and payments equal to it, on the basis of separate regulations, as well as differed tax.

Result on operating activity is calculated as the difference between net income on sales of finished products, goods for resale and materials adjusted by grants, discounts, rebates and other increases and decreases, excluding VAT and other operating income, and cost of sales of finished products, goods for resale and materials sold, valued at initial cost or at purchase price, increased by all incurred from the beginning of the year general and administration expenses, selling and distribution costs and other operating costs.

Result on financial operations is the difference between financial income, particularly on dividends (shares in profits), interests, profits on sales of investment, revaluation of investments, excess of positive above negative foreign exchange differences, and financial costs, particularly of interests, losses on sales of investments, revaluation of investments, excess of negative above positive foreign exchange differences.
Result on extraordinary items is the difference between extraordinary profits and losses.

Taxation

Current liabilities resulting from corporate income tax are calculated in accordance with Polish tax regulations.

Due to temporary differences between book values and tax values of assets and liabilities the Company sets up provisions and/or recognises assets resulting from deferred tax.

Deferred tax asset is set in the amount of future expected tax deduction due to negative temporary differences, which will lower in the future basis for income tax calculation, set in line with prudent valuation principle.

Deferred tax provision is set in the amount of income tax due in the future, due to positive temporary differences, which are differences, which will increase basis for income tax calculation in the future.

The amount of deferred tax asset and provision is set basing on income tax rates binding in the predicted year of occurrence of income tax liability.

Deferred tax asset and provision can be netted off against if there is a title giving right to simultaneous settlement when calculating current tax liability.

Deferred tax asset and provision resulting from operations settled with equity are also reflected in equity.

Impairment

Impairment takes place when there is a considerable probability, that the item of assets or a group of assets controlled by the Company will not bring in the future in a considerable part or at all the previously estimated economic benefits. It justifies making a write-off bringing down the net book value of the item of assets to the net sales price, and in case of inability to determine the price – to differently determined fair value.

(in PLN thousand)

Write-offs on current assets made in reference to their impairment and resulting from their valuation at net selling price instead of purchase or acquisition prices, or costs of manufacture are accounted for as respectively: other operating costs, costs of goods sold or costs of sales.

Providing that the reason for which the write-off adjusting the value of assets was made, including impairment, is no longer present, the value of all or respective part of previously made write-off increases value of the item of assets and is accounted for as respectively other operating income or financial income.

Contingent liabilities and receivables

Contingent liability is defined as an obligation, arising of which is dependent on occurrence of certain events. Contingent liabilities are not presented in balance sheet, however information about contingent liabilities is disclosed unless the probability of outflow of resources embodying economic benefits is insignificant.
Contingent receivables are not presented in balance sheet, but the information about contingent receivables is disclosed, if the inflow of resources embodying economic benefits is probable.

Related party transactions

According to the Accounting Act transactions between related parties, which are: the dominant company or significant investor, subsidiaries, joint ventures and associates are presented in the financial statements. Related companies in case of the Company are all entities directly or indirectly associated and direct or indirect subsidiaries and joint ventures.

Investment allowance

In accordance with Decree of Cabinet dated 25 January 1994 on investment allowance and reductions of income tax ("Investment Expenses Decree") and with article 18a of the Corporate Income Tax Act, being in force till 31 December 1999 and with article 3.1 of the Act dated 20 November 1999 on Changes of Corporate Income Tax Act being in force from 1 January 2000, the Company benefited from investment allowance in period 1998-2003. The fixed assets affected by the investment allowance are depreciated for accounting purposes according to normal depreciation rates applied for particular types of fixed assets. The effects of the investment allowance are recorded off-balance sheet and considered only in relation to taxable profits and deferred tax provision purposes.

Management Board estimates

The preparation of financial statements requires the Management Board to make estimates and assumptions that affect the amounts reported in the financial statements and notes to these financial statements. Actual results may differ from those estimates. Management estimates concern among the others provision set, accruals and depreciation rates.

D. Main captions of the financial statements calculated in EURO together with exchange rates

	for the year ended 2004
NBP average exchange rate at the end of period	4.0790
Arithmetic average of exchange rates for 12 months of 2004 (last day of the month)	4.5182
Maximum exchange rate during the period (last day of the month) – 29.02.2004	4.8746
Minimum exchange rate during the period (last day of the month) – 31.01.2004	4.0790

SELECTED FINANCIAL DATA	PLN thousand	EURO thousand	PLN thousand	EURO thousand
	cumulatively for 01.01.2004 – 31.12.2004		cumulatively for 01.01.2003 – 31.12.2003	
I. Net sales of finished products, goods for resale and materials	28,996,289	6,417,664	24,629,963	5,451.278
II. Operating profit	2,604,940	576,544	1,172,163	259,431
III. Profit before taxation	2,892,827	640,261	1,148,241	254,137
IV. Net profit	2,329,839	515,656	947,265	209,655
V. Assets (as at the balance sheet date)	15,635,012	3,833,050	13,708,858	3,360,838
VI. Liabilities and provisions for liabilities (as at the balance sheet date)	5,164,379	1,266,089	5,298,409	1,298,948
VII. Long term liabilities (as at the balance sheet date)	1,407,709	345,111	1,356,181	332,479
VIII. Short term liabilities (as at the balance sheet date)	2,804,768	687,612	3,193,285	782,860
IX. Equity (as at the balance sheet date)	10,470,633	2,566,961	8,410,449	2,061,890
X. Share capital (as at the balance sheet date)	534,636	131,070	534,636	131,070
XI. Number of shares (as at the balance sheet date)	427,709,061	427,709,061	427,709,061	427,709,061
XII. Weighted average number of shares	427,709,061	427,709,061	420,804,797	420,804,797
XIII. Net profit for 12 months per share (PLN/EURO)	5.45	1.21	2.25	0.50
XIV. Net book value per share (PLN/EURO)	24.48	6.00	19.66	4.82
XV. Net cash flow from operating activities	2,883,077	638,103	1,237,747	273,947
XVI. Net cash flow used in investing activities	(1,783,374)	(394,709)	(1,289,776)	(285,462)
XVII. Net cash flows used in financing activities	(873,785)	(193,392)	53,229	11,781

(in PLN thousand)

Selected financial data for the year 2004 and 2003 were calculated into EURO according to the following rules:

- particular captions of assets and liabilities– at the average exchange rate published as at 31 December 2004 – 4.0790 PLN/ EURO,
- particular captions of profit and loss account and cash flow statement– at the exchange rate being an arithmetic mean of average rates published by the National Bank of Poland for the last day of each month in the period from 1 January 2004 to 31 December 2004 – 4.5182 PLN/ EURO.

E. Financial Statements according to International Financial Reporting Standards

The Company prepares consolidated financial statements in accordance with Polish Accounting Standards ("PAS") and discloses detailed information concerning differences between PAS and International Financial Reporting Standards ("IFRS"). The Company presents reconciliation between main financial data from consolidated financial statements as well as explanations of these differences.
In 2003 the International Accounting Standards Board has issued IFRS 1, which is effective for financial statements for periods beginning on or after 1 January 2004. In accordance with the pronouncements of IFRS 1 the Company is considered as the first time adopter of IFRS. IFRS 1 requires, among other things that an entity recognises in its financial statements all assets and liabilities whose recognition is required by IFRS. In accordance with IFRS 1 an entity may elect to measure an item of property, plant and equipment at the date of transition to IFRS at its fair value and use that fair value as its deemed cost at that date. The Company has not determined fair value as a deemed cost in relation to the fixed assets discussed above, which would result from the requirements of IFRS 1.
The Company will adapt IFRS 1 from the beginning of the year 2005, as described in Note 63e.

Scope of financial statements

The captions of the financial statements prepared according to PAS and IFRS may differ significantly. The scope of disclosures to financial statements according to PAS differs from the scope of disclosures under IFRS.

F. Changes in accounting policy relating to future periods

Since 1 January 2005 according to the Resolution No. 3 of the Extraordinary Shareholders Meeting of PKN ORLEN S.A. dated 30 December 2004 (based on the art. 45 par. 1c of the Accounting Act – valid since 1 January 2005) PKN ORLEN will be preparing standalone financial statements for statutory purposes in compliance with IFRS approved by the endorsement process of the EC in the year 2005. Substantial differences in applied rules of accounting are presented in the Note 63e.

(in PLN thousand)

FINANCIAL STATEMENTS AND COMPARATIVE FINANCIAL DATA

BALANCE SHEET
ASSETS

	Note	31 December 2004	31 December 2003
I. Fixed assets		8 785 446	8 846 220
1. Intangible assets, including:	1	29 405	45 773
- goodwill		-	-
2. Tangible fixed assets	2	6 490 785	6 384 257
3. Long term receivables	3	32 303	30 047
3.1. From related entities		31 108	25 363
3.2. From other entities		1 195	4 684
4. Long term investments	4	2 115 666	2 237 491
4.1. Investment properties		-	-
4.2. Intangible assets		-	-
4.3. Long term financial assets		2 115 666	2 237 491
a) in related entities		1 616 811	1 738 522
b) in other entities		498 855	498 969
4.4. Other long term investments		-	-
5. Long term prepayments, deferred costs and deferred tax asset	5	117 287	148 652
5.1. Deferred tax assets		-	-
5.2. Prepayments and deferred costs		117 287	148 652
II. Current assets		6 849 566	4 862 638
1. Inventories	6	2 684 515	2 568 594
2. Short term receivables	7	2 269 050	1 798 475
2.1. From related entities		521 179	700 010
2.2. From other entities		1 747 871	1 098 465
3. Short term investments	9	1 706 903	148 598
3.1. Short term financial assets		1 706 903	148 598
a) in related entities		244 848	-
b) in other entities		1 170 917	85 829
c) cash and cash equivalents		291 138	62 769
3.2. Other short term investments		-	-
4. Short term prepayments and deferred costs	10	189 098	346 971
Total assets		15 635 012	13 708 858

(in PLN thousand)

LIABILITIES

	Note	31 December 2004	31 December 2003
I. Shareholders equity		10 470 633	8 410 449
1. Share capital	12	534 636	534 636
2. Unpaid share capital (negative value)		-	-
3. Own shares (negative value)		-	-
4. Capital reserve	14	6 793 313	6 122 438
5. Revaluation reserve	15	734 416	741 165
6. Other capital reserves	16	53 476	53 476
7. Undistributed profit from previous years		24 953	11 469
8. Net profit	38	2 329 839	947 265
9. Distribution from profit during financial year (negative value)	17	-	-
II. Liabilities and provisions for liabilities		5 164 379	5 298 409
1. Provisions for liabilities	18	868 402	655 174
1.1. Provision for deferred tax		134 621	147 838
1.2. Retirement benefits and similar provisions		113 627	87 742
a) long term		104 614	76 394
b) short term		9 013	11 348
1.3. Other provisions		620 154	419 594
a) long term		393 720	361 846
b) short term		226 434	57 748
2. Long term liabilities	19	1 407 709	1 356 181
2.1. To related entities		-	-
2.2. To other entities		1 407 709	1 356 181
3. Short term liabilities	20	2 804 768	3 193 285
3.1. To related entities		113 998	321 394
3.2. To other entities		2 661 458	2 841 860
3.3. Special funds		29 312	30 031
4. Accruals and deferred income	21	83 500	93 769
4.1. Negative goodwill		-	-
4.2. Other accruals and deferred income		83 500	93 769
a) long term		-	-
b) short term		83 500	93 769
Total liabilities		15 635 012	13 708 858

Net book value		10 470 633	8 410 449
Number of shares		427 709 061	427 709 061
Net book value per share (in PLN)	22	24,48	19,66

OFF - BALANCE SHEET ITEMS			
1. Contingent receivables	23	-	-
1.1. From related entities		-	-
- received guarantees and sureties		-	-
1.2. From other entities		-	-
- received guarantees and sureties		-	-
2. Contingent liabilities	23	1 218 562	961 156
2.1. To related entities		1 218 562	961 156
- granted guarantees and sureties		764 863	961 156
- pledge on shares		453 699	
2.2. To other entities		-	-
- granted guarantees and sureties		-	-
3. Other *		14 761	900
Total off-balance sheet items		1 233 323	962 056

* shown in Note 45 in additional explanatory description notes

Off-balance sheet fixed assets amounting to PLN 527,723 thousand as at 31 December 2004 and PLN 523,635 thousand as at 31 December 2003 are presented in Note 2d.

(in PLN thousand)

FINANCIAL STATEMENTS AND COMPARATIVE FINANCIAL DATA

INCOME STATEMENT

	Note	2004	2003
I. Net sales including:		28 996 289	24 629 963
- to related entities		5 248 459	4 656 790
1. Net sales of finished products	24	26 941 670	22 930 855
2. Net sales of goods for resale and raw materials	25	2 054 619	1 699 108
II. Cost of goods sold, including:		(14 098 806)	(12 132 355)
- from related entities		(3 124 398)	(1 967 094)
1. Cost of sales of finished products	26	(12 533 242)	(10 731 206)
2. Cost of goods for resale and raw materials sold		(1 565 564)	(1 401 149)
III. Gross profit on sales (I-II)		14 897 483	12 497 608
IV. Selling and distribution costs	26	(11 519 629)	(10 821 292)
V. General and administration expenses	26	(552 391)	(604 456)
VI. Profit on sales (III-IV-V)		2 825 463	1 071 860
VII. Other operating income		211 682	342 194
1. Profit on disposal of non-financial fixed assets		44 449	4 923
2. Subsidies		-	-
3. Other	27	167 233	337 271
VIII. Other operating expenses		(432 205)	(241 891)
1. Loss from disposal of non-financial fixed assets		(10 506)	(6 794)
2. Revaluation of non-financial assets		(60 930)	(66 367)
3. Other	28	(360 769)	(168 730)
IX. Operating profit (VI+VII-VIII)		2 604 940	1 172 163
X. Financial income	29	545 120	261 514
1. Dividends received and shares in profits, including:		92 994	67 000
- from related entities		24 778	20 491
2. Interest, including:		36 766	38 252
- from related entities		3 578	4 583
3. Profit on sale of investments		16 082	50 749
4. Revaluation of investments		531	45
5. Other		398 747	105 468
XI. Financial expenses	30	(257 231)	(285 437)
1. Interest, including:		(59 499)	(108 149)
- to related entities		(4 061)	(3 755)
2. Loss on sale of investments		(1)	-
3. Revaluation of investments		(95 216)	(7 038)
4. Other		(102 515)	(170 250)
XII. Gross profit (IX+X-XI)		2 892 829	1 148 240
XIII. Extraordinary items (XIII.1. - XIII.2.)		(2)	1
1. Extraordinary gains	32	-	1
2. Extraordinary losses	33	(2)	-
XIV. Profit before taxation (XII+/-XIII)		2 892 827	1 148 241
XV. Income tax	34	(562 988)	(200 976)
a) current part		(593 764)	(306 467)
b) deferred part		30 776	105 491
XVI. Other obligatory charges on profit (increases of loss)	35	-	-
XVII. Net profits (losses) of subordinated companies accounted for on an equity method	36	-	-
XVIII. Net profit (XIV-XV-XVI+/-XVII)		2 329 839	947 265

Net profit (annualised)		2 329 839	947 265
Weighted average number of ordinary shares		427 709 061	420 804 797
Earnings per ordinary share (in PLN)	38	5,45	2,25

(in PLN thousand)

STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY

	Note	31 December 2004	31 December 2003
I. Shareholders equity at beginning of period		**8 374 451**	**7 263 591**
a) changes in accounting policies		35 998	11 472
b) corrections of fundamental errors		-	-
I. a. Shareholders equity at beginning of period restated for comparative data		**8 410 449**	**7 275 063**
1. Share capital at beginning of period		**534 636**	**525 221**
1.1.Changes in share capital		-	9 415
a) increases		-	9 415
- issues of shares		-	9 415
b) decreases		-	-
1.2. Share capital at end of period		534 636	534 636
2. Unpaid share capital at beginning of period		-	-
2.1. Changes in unpaid share capital		-	-
a) increases		-	-
b) decreases		-	-
2.2. Unpaid share capital at end of period		-	-
3. Own shares at beginning of period		-	-
3.1.Changes in own shares		-	-
a) increases		-	-
b) decreases		-	-
3.2 Own shares at end of period		-	-
4. Capital reserve at beginning of period		6 122 438	5 501 180
4.1. Changes in capital reserve		670 875	621 258
a) increases		670 875	621 258
- share premium		-	184 909
- distribution of profits (by articles)		-	-
- apportionment of profits (over the minimum provided for by the articles)		651 770	395 338
- transfer from capital reserves due to revaluation of fixed assets disposed		19 105	41 011
b) decreases		-	-
4.2. Capital reserve at end of period	14	6 793 313	6 122 438
5. Revaluation reserve at beginning of period		730 120	725 551
a) changes in accounting policies, restatement of opening balance		11 045	3
5.1. Revaluation reserve at beginning of period restated for comparative data		741 165	725 554
5.2. Changes in revaluation reserve		(6 749)	15 611
a) increases		93 757	63 437
- increase of value of long term investments		-	62 498
- deferred tax on the basis adjusting the revaluation reserve		-	939
- hedge accounting cash flow hedges		93 757	-
b) decreases		(100 506)	(47 826)
- fixed assets disposals		(19 105)	(41 011)
- impairment of tangible fixed assets		(1 341)	(6 815)
- adjustment of long term investment		(62 501)	-
- deferred tax on the basis adjusting the revaluation reserve		(17 559)	-
- financial assets disposals		-	-
5.3. Revaluation reserve at end of period	15	734 416	741 165
6. Other capital reserves at beginning of period		53 476	53 476
6.1. Changes in other capital reserves		-	-
a) increases		-	-
b) decreases		-	-
6.2. Other capital reserves at end of period	16	53 476	53 476

(in PLN thousand)

STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY - CONTINUED	31 December 2004	31 December 2003
7. Undistributed profit (loss) from previous years at beginning of period	933 781	458 163
7.1. Undistributed profit from previous years at beginning of period	933 781	458 163
a) changes in accounting policies	24 953	11 469
b) corrections of fundamental errors	-	-
7.2. Undistributed profit from previous years at beginning of period restated for comparative data	958 734	469 632
a) increases	-	-
b) decreases	(933 781)	(458 163)
- dividends paid	(278 011)	(58 825)
- transfer to capital reserve	(651 770)	(395 338)
- others (including transfers to settlements)	(4 000)	(4 000)
7.3. Undistributed profit from previous years at end of period	24 953	11 469
7.4. Undistributed loss from previous years at beginning of period	-	-
a) changes in accounting policies	-	-
b) corrections of fundamental errors	-	-
7.5. Undistributed loss from previous years at beginning of period restated for comparative data	-	-
a) increases	-	-
b) decreases	-	-
7.6. Undistributed loss from previous years at end of period	-	-
7.7. Undistributed profit (loss) from previous years at end of period	24 953	11 469
8. Net profit for the financial year	2 329 839	947 265
a) net profit	2 329 839	947 265
b) net loss	-	-
c) distribution from current year profit	-	-
II. Shareholders equity at end of period	10 470 633	8 410 449
III. Equity after proposed distribution of profit (absorption of losses) *	9 773 744	8 128 438

* in 2003 including distribution of profit according to resolution of General Shareholders' Meeting

(in PLN thousand)

CASH FLOW STATEMENT

	2004	2003
A. Cash flow from operating activities (I+/-II) - indirect method		
I. Net profit for the year	2 329 839	947 265
II. Total adjustments	553 238	290 482
1. Profit from minority interests	-	-
2. Net (profit) from subordinated entities accounted for on an equity basis	-	-
3. Depreciation and amortisation	770 066	793 162
4. Foreign exchange (gains)/losses	(263 085)	26 211
5. Interest and dividends	(57 230)	24 474
6. (Profit) loss on investing activities	79 051	48 561
7. Changes in provisions	195 669	(72 095)
8. Changes in stock	(115 921)	(124 981)
9. Changes in receivables	(729 803)	(234 883)
10. Changes in creditors falling due within one year (excluding loans and borrowings)	469 390	(83 905)
11. Changes in prepayments and accruals	176 785	124 500
12. Other adjustments	28 316	(210 562)
III. Cash flow from operating activities (I+/-II)	2 883 077	1 237 747
B. Cash flow from investing activities		
I. Cash inflows from investing activities	482 355	268 112
1. Disposal of intangible fixed assets and tangible fixed assets	106 537	46 449
2. Disposal of real estate investments and intangible fixed assets investments	-	-
3. From financial assets, including:	140 623	213 151
a) in related entities	56 356	51 350
- sales of financial assets (excluding debt securities)	31 481	30 714
- sales of short term securities	-	-
- dividends and profits	24 778	20 491
- long-term loans repaid	-	-
- interest received	97	145
- other inflows from financial assets	-	-
b) in other entities	84 267	161 801
- sales of financial assets (excluding debt securities)	1	2 159
- sales of short term securities	-	-
- dividends and profits	68 216	46 509
- long-term loans repaid	-	98 050
- interest received	16 050	15 083
- other inflows from financial assets	-	-
4. Other inflows from investing activities	235 195	8 512
II. Cash outflows from investing activities	(2 265 729)	(1 557 888)
1. Purchases of intangible and tangible assets	(942 184)	(875 830)
2. Investments in real estate and intangible assets	-	-
3. For financial assets, including:	(1 072 812)	(593 190)
a) in related entities	(61 826)	(593 190)
- purchases of financial assets (excluding debt securities)	(61 826)	(593 190)
b) in other entities	(1 010 986)	-
- purchases of short term securities	(1 010 986)	-
4. Other payments	(250 733)	(88 868)
III. Net cash flow used in investing activities (I-II)	(1 783 374)	(1 289 776)

(in PLN thousand)

CASH FLOW STATEMENT - CONTINUED

	2004	2003
C. Cash flow from financing activities		
I. Inflows	724 207	4 479 322
1. Issuance of shares and other capital instruments, additional payments to capital	-	-
2. Loans	405 484	2 744 463
3. Issuance of debt securities	318 723	1 734 859
4. Other inflows	-	-
II. Outflows	(1 597 992)	(4 426 093)
1. Redemption of shares	-	-
2. Dividends and other distributions to shareholders	(278 011)	(58 825)
3. Other than distribution of profit to shareholders payments from profit	-	-
4. Repayment of loans	(630 138)	(2 354 606)
5. Repurchase of debt securities	(634 982)	(1 894 039)
6. Other financial liabilities	-	-
7. Finance lease payments	(124)	(2 557)
8. Interest paid	(54 737)	(116 066)
9. Other payments	-	-
III. Net cash flows used in financing activities (I-II)	(873 785)	53 229
D. Net cash flow (A.III+/-B.III+/-C.III)	225 918	1 200
E. Balance sheet change in cash and cash equivalents, including:	228 369	1 130
- changes in cash and cash equivalents resulting from foreign exchange gains/losses	2 451	(70)
F. Total cash and cash equivalents at the beginning of the period	62 769	61 639
G. Total cash and cash equivalents at the end of the period (F+/- D), including *	288 687	62 839
- those of limited availability **	180 174	5 136

* foreign exchange differences are not included according to National Accounting Standard No. 1

** in 2004 including PLN 174,987 thousand (CZK 1,304,900 thousand) cash retained in bank deposit in Prague due to execution of purchase trasaction of Unipetrol according to the Escrow Agreement between the Czech National Property Fund (NPF), the state agency Ceska Konsolidacni Agentura (CKA), PKN ORLEN and Komercni Banka.

(in PLN thousand)

ADDITIONAL INFORMATION AND EXPLANATIONS

A. EXPLANATORY NOTES
NOTES TO THE BALANCE SHEET

Note 1A

INTANGIBLE ASSETS	31 December 2004	31 December 2003
a) capitalized development costs	4	51
b) company goodwill	-	-
c) acquired licences, patents and similar assets, including:	29 401	45 722
- computer software	8	19
e) other intangible assets	-	-
f) prepayments for intangible assets	-	-
Total intangible assets	**29 405**	**45 773**

as at 31 December 2004 and 2003 there were no intangible assets being collateral for Company's payables

(in PLN thousand)

ote 1B

HANGES IN INTANGIBLE ASSETS (BY CATEGORY)	a	b	c		d	e	
	capitalized development cost	goodwill	acquired licences, patents and similar assets,	computer software	other intangible assets	prepayments for intangible assets	Total intangible assets
) gross value at the beginning of period	**139**	-	**152 943**	**3 517**	**50**	-	**153 132**
) additions, including:	-	-	8 926	-	-	-	8 926
purchase	-	-	7 312	-	-	-	7 312
other	-	-	1 614	-	-	-	1 614
:) decreases, including:	-	-	111	47	-	-	111
sales and liquidation	-	-	111	47	-	-	111
other	-	-	-	-	-	-	-
1) gross value at the end of period	**139**	-	**161 758**	**3 470**	**50**	-	**161 947**
e) accumulated amortisation at the beginning of period	**88**	-	**107 152**	**3 495**	**50**	-	**107 290**
f) additions, including:	47	-	25 243	12	-	-	25 290
amortisation for the period	47	-	25 243	12	-	-	25 290
other	-	-	-	-	-	-	-
g) decreases, including:	-	-	112	48	-	-	112
sales and liquidation	-	-	112	48	-	-	112
contributions in kind	-	-	-	-	-	-	-
other	-	-	-	-	-	-	-
h) accumulated amortisation at the end of period	**135**	-	**132 283**	**3 459**	**50**	-	**132 468**
i) impairment at the beginning of period	-	-	**69**	**3**	-	-	**69**
- increases	-	-	5	-	-	-	5
- decreases	-	-	-	-	-	-	-
j) impairment at the end of period	-	-	**74**	**3**	-	-	**74**
k) net value at the end of period	**4**	-	**29 401**	**8**	-	-	**29 405**

In 2004 unplanned amortisation charges relating to intangible assets due to impairment amounted to PLN 5 thousand.

(in PLN thousand)

Note 1C

INTANGIBLE ASSETS (OWNERSHIP CLASSIFICATION)	31 December 2004	31 December 2003
a) own	29 405	45 773
b) used on basis of rental, tenancy or other agreements, including lease agreements	-	-
Total intangible assets	29 405	45 773

Note 2A

TANGIBLE FIXED ASSETS	31 December 2004	31 December 2003
a) fixed assets, including:	5 230 606	5 646 161
- land (including perpetual usufruct)	165 314	135 724
- buildings and construction	3 490 215	3 589 453
- plant and equipment	1 524 714	1 864 704
- vehicles	33 585	35 017
- other fixed assets	16 778	21 263
b) construction in progress	1 240 010	700 077
c) prepayments for construction in progress	20 169	38 019
Total tangible fixed assets	6 490 785	6 384 257

as at 31 December 2004 and 2003 there were no tangible fixed assets being collateral for Company's payables

(in PLN thousand)

NOTE 2B

CHANGES IN FIXED ASSETS (BY CATEGORY)	-land (including perpetual usufruct)	- buildings and constructions	- plant and equipment	- vehicles	- other fixed assets	Total fixed assets
a) gross value at the beginning of period	**149 518**	**6 480 828**	**6 237 937**	**104 548**	**91 807**	**13 064 638**
b) additions:	**32 860**	**244 594**	**107 386**	**6 780**	**3 894**	**395 514**
purchases	32 860	244 122	105 804	6 780	3 883	393 449
disclosures	-	83	26	-	-	109
other	-	389	1 556	-	11	1 956
c) decreases:	**1 821**	**172 367**	**215 011**	**8 420**	**4 549**	**402 168**
sales and liquidation	1 650	168 399	214 622	7 784	4 258	396 713
contributions in kind	171	3 365	98	-	51	3 685
other*	-	603	291	636	240	1 770
Transfers	-	(763)	446	-	317	-
d) gross value at the end of period	**180 557**	**6 552 292**	**6 130 758**	**102 908**	**91 469**	**13 057 984**
e) accumulated depreciation at the beginning of period	**13 794**	**2 811 200**	**4 365 185**	**69 510**	**70 018**	**7 329 707**
f) additions:	2 741	285 181	441 876	6 687	8 691	745 176
depreciation for the period	2 741	285 181	441 487	6 687	8 680	744 776
other	-	-	389	-	11	400
g) decreases:	1 292	125 939	208 817	7 217	4 468	347 733
sales and liquidations	1 121	124 560	208 533	6 852	4 177	345 243
contributions in kind	171	1 198	76	-	51	1 496
other*	-	181	208	365	240	994
Transfers	-	(87)	10	-	77	-
h) accumulated depreciation at the end of period	**15 243**	**2 970 355**	**4 598 254**	**68 980**	**74 318**	**7 727 150**
i) impairment of fixed assets at the beginning of period	-	**80 175**	**8 048**	**21**	**526**	**88 770**
- increases	-	46 452	2 979	358	1 408	51 197
- decreases	-	34 905	3 237	36	1 561	39 739
j) impairment of fixed assets at the end of period	-	**91 722**	**7 790**	**343**	**373**	**100 228**
k) net value at the end of period	**165 314**	**3 490 215**	**1 524 714**	**33 585**	**16 778**	**5 230 606**

* Position other includes reclassification of low value tangible assets to equipment, donations and other.

In 2004 unplanned depreciation charges relating to fixed assets amounted to PLN 51,197 and resulted from impairment.

(in PLN thousand)

Note 2C

FIXED ASSETS (OWNERSHIP CLASSIFICATION)	31 December 2004	31 December 2003
a) own	5 230 606	5 646 037
b) used on basis of rental, tenancy or other agreements, including lease agreements	-	124
Total fixed assets	5 230 606	5 646 161

Note 2D

OFF-BALANCE SHEET FIXED ASSETS	31 December 2004	31 December 2003
used on the basis of lease, tenancy agreements or other agreement, including leasing	527 723	523 635
- the amount of the perpetual leasehold	460 481	457 777
Total off-balance sheet fixed assets	527 723	523 635

The Company does not recognise perpetual usufruct of land acquired based on administrative decisions in previous periods due to the fact that the historical value of such right cannot be reliably determined.

Note 3A

LONG TERM RECEIVABLES	31 December 2004	31 December 2003
a) due from related companies, including:	31 108	25 363
- from subsidiaries	31 108	25 363
- from joint-ventures	-	-
- from associates	-	-
- from significant investor	-	-
- from dominant company	-	-
b) from other companies	1 195	4 684
Long term receivables, net	32 303	30 047
c) doubtful debt provision	2 000	2 000
Long term receivables, gross	34 303	32 047

Note 3B

CHANGES IN LONG TERM RECEIVABLES	31 December 2004	31 December 2003
a) balance at beginning of period	32 047	267 868
b) increases	6 191	-
c) decreases *	(3 935)	(235 821)
Long term receivables, gross at the end of the period	34 303	32 047

* in 2003 including PLN 230,299 thousand of reclassified receivables to short-term receivables of ORLEN Powiernik

Note 3C

CHANGES IN DOUBTFUL DEBTS PROVISION FOR LONG TERM RECEIVABLES	31 December 2004	31 December 2003
a) balance at beginning of period	2 000	-
b) increases of:	-	2 000
- initial receivable	-	2 000
- interest	-	-
- other	-	-
c) release	-	-
d) utilization	-	-
Doubtful debt provision for long term debtors at the end of period	2 000	2 000

(in PLN thousand)

Note 3D

LONG TERM RECEIVABLES (BY CURRENCY)	31 December 2004	31 December 2003
a) in Polish currency	34 303	32 047
b) in foreign currencies (by currency and recalculated to zlotys)	-	-
Total long term receivables	34 303	32 047

Note 4A

CHANGES IN INVESTMENT PROPERTY (BY TYPE)	31 December 2004	31 December 2003
a) balance at the beginning of period	-	-
b) increases	-	-
c) decreases	-	-
Total real estate at the end of period	-	-

Note 4B

CHANGES IN INTANGIBLE ASSETS (BY TYPE)	31 December 2004	31 December 2003
a) balance at the beginning of period	-	-
b) increases	-	-
c) decreases	-	-
Total intangible fixed assets at the end of period	-	-

Note 4C

LONG TERM FINANCIAL ASSETS	31 December 2004	31 December 2003
a) in subsidiaries	1 126 735	1 243 510
- shares	1 126 735	1 243 510
b) in joint-ventures	454 199	453 699
- shares	454 199	453 699
c) in associates	35 877	41 313
- shares	35 877	41 313
d) in significant investor	-	-
e) in dominant company	-	-
f) in other companies	498 855	498 969
- shares	498 855	498 969
- loans granted	-	-
Total long term financial assets	2 115 666	2 237 491

* pledge on shares of a join-venture BASELL ORLEN POLYOLEFINS Sp. z o.o. ("BOP") amounting to PLN 453,699 thousand, described in Note 45 m.

(in PLN thousand)

Note 4D -4J

The Company does not account for subordinated companies under the equity method. The method of valuation of subordinated companies is described in the Introductory Notes to the financial statements.

Note 4K

LONG TERM FINANCIAL ASSETS	31 December 2004	31 December 2003
I. Balance at the beginning of period	2 237 491	1 371 482
a) in subsidiaries	1 243 510	647 000
- shares	1 243 510	647 000
b) in joint-ventures	453 699	-
- shares	453 699	-
c) in associates	41 313	125 220
- shares	41 313	125 220
d) in other companies	498 969	599 262
- shares	498 969	501 212
- other securities	-	-
- loans granted	-	98 050
II. Increases in period	64 072	1 081 725
a) in subsidiaries	63 572	625 809
- shares	63 572	625 809
b) in joint-ventures	500	453 699
- shares	500	453 699
c) in associates	-	97
- shares	-	97
d) in other companies	-	2 120
- shares	-	2 120
- other securities	-	-
- loans granted	-	-
III. Decreases	185 897	215 716
a) in subsidiaries	180 347	29 299
- shares	180 347	29 299
b) in joint-ventures	-	-
c) in associates	5 436	84 004
- shares	5 436	84 004
d) in other companies	114	102 413
- shares	114	4 363
- other securities	-	-
- loans granted	-	98 050
IV. Balance at the end of period	2 115 666	2 237 491
a) in subsidiaries	1 126 735	1 243 510
- shares	1 126 735	1 243 510
b) in joint-ventures	454 199	453 699
- shares	454 199	453 699
c) in associates	35 877	41 313
- shares	35 877	41 313
d) in other companies	498 855	498 969
- shares	498 855	498 969
- loans granted	-	-
I. Balance at the beginning of period	2 237 491	1 371 482
II. Increases in period	64 072	1 081 725
III. Decreases in period	185 897	215 716
IV. Balance at the end of period	2 115 666	2 237 491

(in PLN thousand)

R SHARES IN SUBORDINATED ENTITIES

a	b	c	d	e	f	g	h		i	j	k	l
Name with indication of legal form	location	activity	share capital relationship	method of consolidation	date of control /joint control takeover or gaining significant influence	balance sheet value of stakes/shares	total value adjustments, including:	contribution in kind differences	book value of stakes/shares	percentage of share capital owned	share in total votes on General Meeting of Shareholders	other than mentioned in point j) or k) basis of domination
liaries consolidated												
Deutschland AG (formerly ORLEN Deutschland Immobilien GmbH i ORLEN Deutschla	Elmshorn	assets management and fuel retail	subsidiary	full method	06.12.2002 1)	503 801 2)	(89 094) 3)	-	414 707	100,00%	100,00%	-
Gaz Sp. z o.o.	Plock	liquid gas sale	subsidiary	full method	15.12.1995	24 824	-2 357	(2 357)	22 467	100,00%	100,00%	-
PetroCentrum Sp. z o.o.	Plock	liquid fuels trading	subsidiary	full method	24.09.1996	21 000	-	-	21 000	100,00%	100,00%	-
Medica Sp. z o.o.	Plock	medical activity	subsidiary	full method	24.11.1997	13 273	(6 234)	(2 234)	7 039	100,00%	100,00%	-
Morena Sp. z o.o.	Gdansk	wholesale trading of automotive spare parts and accessories, retail and wholesale trading of fuels	subsidiary	full method	10.09.2001	11 254	-	-	11 254	100,00%	100,00%	-
Budonaft Sp. z o.o.	Krakow	building and repairs of fuel stations and other ones	subsidiary	full method	02.01.1997	3 795	(3 795)	-	-	100,00%	100,00%	-
Powiernik Sp. z o.o.	Plock	custodian and other services for PKN ORLEN S.A.	subsidiary	full method	19.07.2000	25	-	-	25	100,00%	100,00%	-
PetroProfit Sp. z o.o.	Niemce	liquid fuels trading	subsidiary	full method	14.09.1995	19 286	-	-	19 286	100,00%	100,00%	-
KolTrans Sp. z o.o.	Plock	railway transport, spedition, managing oil containers, liquid fuels and oil trading	subsidiary	full method	13.12.2000	40 797	(11 305)	(11 305)	29 492	99,85%	99,85%	-
Transport Szczecin Sp. z o.o.	Szczecin	transport services	subsidiary	full method	15.06.2000	3 409	(1 552)	(1 552)	1 857	99,56%	99,56%	-
Transport Krakow Sp. z o.o.	Krakow	transport services	subsidiary	full method	05.06.2000	12 267	(6 659)	(6 659)	5 608	98,41%	98,41%	-
I Transport Plock Sp. z o.o.	Plock	transport activity	subsidiary	full method	23.12.1998	25 783	(2 028)	(2 028)	23 755	97,59%	97,59%	-
I Transport Slupsk Sp. z o.o.	Slupsk	transport services	subsidiary	full method	23.06.2000	8 389	(3 544)	(3 544)	4 845	97,06%	97,06%	-
I Transport Nowa Sol Sp. z o.o.	Nowa Sol	transport services	subsidiary	full method	09.06.2000	9 766	(3 670)	(3 670)	6 096	96,79%	96,79%	-
Budowy Aparatury S.A.	Plock	building of machines and equipment for industry	subsidiary	full method	27.10.1998	17 383	(5 591)	-	11 792	96,57%	96,57%	-
aboratorium Sp. z o.o.	Plock	laboratory services	subsidiary	full method	13.02.2003	9 413	(3 054)	(3 054)	6 359	94,94%	94,94%	-
N Transport Olsztyn Sp. z o.o.	Olsztyn	transport services	subsidiary	full method	29.05.2000	8 027	(3 752)	(3 752)	4 275	94,84%	94,84%	-
N Transport Kedzierzyn-Kozle Sp. z o.o.	Kedzierzyn-Kozle	transport services	subsidiary	full method	29.05.2000	10 300	(5 994)	(5 125)	4 306	94,28%	94,28%	-
N PetroTank Sp. z o.o.	Widelka	liquid fuels trading	subsidiary	full method	09.04.1996	36 247	-	-	36 247	90,00%	90,00%	-
I Sp. z o.o.	Plock	telecommunication services	subsidiary	full method	14.08.1997	6 613	-	-	6 613	80,65%	80,65%	-
N Asfalt Sp. z o.o. (formerly BITREX Sp. z o.o.)	Plock	production of crude oil products	subsidiary	full method	19.06.1996	50 000	(6 838)	(6 838)	43 162	82,46%	82,46%	-
ia Trzebinia S.A.	Trzebinia	paraffin processing, production and sales of fuels and oils	subsidiary	full method	27.10.1997	74 503	-	-	74 503	77,07%	77,07%	-
S.A.	Wloclawek	producing of PCV and nitric fertilizers	subsidiary	full method	05.09.1995	176 200	-	-	176 200	76,27%	76,27%	-
ia Nafty Jedlicze S.A.	Jedlicze	paraffin processing, production and sales of processed products	subsidiary	full method	01.01.1999	64 000	-	-	64 000	75,00%	75,00%	-
clawskie Kopalnie Soli "SOLINO" S.A.	Inowroclaw	industrial brine production processing of vacuum salt	subsidiary	full method	28.09.1996	17 560	-	-	17 560	70,54%	70,54%	-
SERVICE S.A.	Warszawa	ship services in sea ports, loading and storing of goods	subsidiary	full method	30.09.2002	22 800	(3 000)	-	19 800	60,86%	55,87%	-
N Automatyka Sp. z o.o.	Plock	repair services for automation	subsidiary	full method	30.04.1999	1 258	(148)	(148)	1 110	52,42%	52,42%	-
N PetroZachod Sp. z o.o.	Poznan	liquid fuels trading	subsidiary	full method	19.01.1998	9 200	-	-	9 200	51,83%	51,83%	-
t Sp. z o.o.	Warszawa	liquid fuels trading	subsidiary	full method	07.01.1997	10 220	-	-	10 220	51,00%	51,00%	-
N Projekt S.A.	Plock	technological and construction designing services	subsidiary	full method	28.05.1998	765	-	-	765	51,00%	51,00%	-
N Wir Sp. z o.o.	Plock	repair services for spinning machinery division	subsidiary	full method	01.10.1999	816	(508)	(508)	308	51,00%	51,00%	-
N Oil Sp. z o.o.	Krakow	trading in chemicals, refinery and petrochemical products	subsidiary	full method	27.08.1998	50 591	-	-	50 591	47,21%	47,21%	-
t subsidiaries consolidated						**1 263 565**	**(159 123)**	**(52 774)**	**1 104 442**			

(in PLN thousand)

SHARES IN SUBORDINATED ENTITIES

a	b	c	d	e	f	g	h		i	j	k	l
Name with indication of legal form	*location*	activity	*share capital relationship*	method of consolidation	date of control /joint control takeover or gaining significant influence	balance sheet value of stakes/shares	total value adjustments, including:	contribution in kind differences	book value of stakes/shares	percentage of share capital owned	*share in total* votes on General Meeting of Shareholders	*other than* mentioned in point j) or k) basis of domination
iaries consolidated**												
ia Sp. z o.o.	Trzebinia	production, purchasing and forwarding of energy, gas, waste utilization	subsidiary	full method	08.12.1997	26 470	(1 947)	(1 947)	24 523	100,00%	100,00%	-
ip. z o.o.	Borkowo Wielkie	farm	subsidiary	full method	01.02.2000	8 254	-	-	8 254	100,00%	100,00%	-
ubelskie Centrum Sprzedazy Sp. z o.o.***	Lublin	trade of petrochemical products and services	subsidiary	full method	23.06.2000	1 894	212	-	2 106	100,00%	100,00%	Orlen Oil has majority in Supervisory Board
Sp. z o.o.	Jedlicze	laboratory services	subsidiary	full method	31.07.2002	2 500	(1 611)	(1 611)	889	100,00%	100,00%	-
Sp. z o.o.	Trzebinia	production and sales of paraffin, wax and other chemical and crude oil products	subsidiary	full method	23.07.1999	28 353	(11 715)	(11 715)	16 638	100,00%	100,00%	-
TRANS Sp. z o.o.	Jedlicze	transport, spedition and vehicle cleaning services	subsidiary	full method	17.04.2000	1 850	(1 850)	(794)	-	100,00%	100,00%	-
RGIA Sp. z o.o.	Jedlicze	energy production and trading	subsidiary	full method	04.11.1999	1 500	(817)	-	683	100,00%	100,00%	-
Trzebinia Sp. z o.o. (formerly NaftoTransRem Sp. z o.o.)	Trzebinia	technical supervising, repairs, services	subsidiary	full method	28.11.1997	14 479	(6 898)	(6 898)	7 581	100,00%	100,00%	-
orstwo Inwestycyjno-Remontowe RemWil Sp. z o.o.	Wloclawek	repairs and construction services	subsidiary	full method	25.11.1997	3 000	-	-	3 000	99,98%	99,98%	-
orstwo Produkcyjno-Handlowo-Uslugowe Pro-Lab Sp. z o.o.	Wloclawek	laboratory services	subsidiary	full method	08.06.1999	302	-	-	302	99,20%	99,20%	-
NS Sp. z o.o.	Jedlicze	transport, spedition and repairs	subsidiary	full method	29.09.2004	1 421	(727)	-	694	99,00%	99,00%	-
p. z o.o.	Trzebinia	laboratory and environment protection services	subsidiary	full method	01.12.2000	50	-	-	50	99,00%	99,00%	-
Transport Poznan Sp. z o.o.	Poznan	transport services	subsidiary	full method	30.12.2003	11 009	-	-	11 009	96,40%	96,40%	-
MAT Sp. z o.o.	Jedlicze	repair, maintenance, diagnostic, storing and catering cervices	subsidiary	full method	08.10.1999	1 688	(281)	(239)	1 407	96,12%	96,12%	-
Transport Warszawa Sp. z o.o.	Mosciska	transport services	subsidiary	full method	30.10.2003	6 060	-	-	6 060	94,50%	94,50%	-
OLOGIA Sp. z o.o.	Jedlicze	waste utilisation, sewage treatment	subsidiary	full method	01.12.1999	636	(636)	-	-	92,74%	92,74%	-
m Olejow Przepracowanych - Organizacja Odzysku S.A.****	Jedlicze	wholesale of waste and scrap	subsidiary	full method	06.11.2001	900	-	-	900	89,00%	89,00%	-
. CHEMEKO Sp. z o.o.	Wloclawek	research and analytical services, designing and technical-engineering services connected with environment protection	subsidiary	full method	14.12.1994	10	-	-	10	55,93%	55,93%	-
Petrogaz Wroclaw Sp. z o.o.	Wroclaw	liquid gas trade	subsidiary	full method	25.07.1997	1 600	-	-	1 600	51,61%	51,61%	-
n Sp. z o.o.	Swidnik	fuel station, retail sale	subsidiary	full method	01.01.1996	408	-	-	408	51,00%	51,00%	-
OIL Sp. z o.o.*	Krakow	trading in chemicals, rafinery and petrochemical products	subsidiary	full method	27.08.1998	36 278	(1 119)	(1 119)	35 159	48,27%	48,27%	-
Asfalt Sp. z o.o. (formerly BITREX Sp.z o.o.)	Trzebinia	production of crude oil products, asfalts, wholesales	subsidiary	full method	19.06.1996	10 635	413	413	11 048	17,54%	17,54%	-
t subsidiaries consolidated						**159 297**	**(26 976)**	**(23 910)**	**132 321**			
iaries not consolidated												
AKS Machocice Sp. z o.o.	Machocice Kapitulne	catering and hotel services	subsidiary	not consolidated	07.11.2001	6 725	(3 614)	(394)	3 111	100,00%	100,00%	-
J Swinoujscie Sp. z o.o.	Swinoujscie	catering and hotel services	subsidiary	not consolidated	09.10.2001	4 110	(1 314)	(25)	2 796	100,00%	100,00%	-
owsze Sp. z o.o. Leba - Ulinia	Leba	recreation activity	subsidiary	not consolidated	15.09.1997	3 932	(1 247)	(268)	2 685	100,00%	100,00%	-
Eko Sp. z o.o.	Plock	waste utilisation, retail sales of petrol	subsidiary	not consolidated	10.09.2004	2 000	-	-	2 000	100,00%	100,00%	-
ck Sportowa S.A.	Plock	agriculture	subsidiary	not consolidated	14.08.1997	1 000	-	-	1 000	100,00%	100,00%	-
Komercjalizacji Technologii Sp. z o.o (formerly CPN Marine Service Sp. z o.o.)	Plock	security	subsidiary	not consolidated	12.11.1991	1 000	(197)	-	803	100,00%	100,00%	-
Ochrona Sp. z o.o.	Plock	security	subsidiary	not consolidated	26.08.1998	500	-	-	500	100,00%	100,00%	-
rzadzen Dystrybucyjnych Sp. z o.o.	Opole	import, export, sales of industrial buildings and equipment, internet and logistics services	subsidiary	not consolidated	29.11.2000	6 532	(703)	(703)	5 829	99,94%	99,94%	-
owa Wies Wielka Sp. z o.o.	Nowa Wies Wielka	maintenance services for fuel stations and stores	subsidiary	not consolidated	11.02.2000	1 261	(492)	(492)	769	99,32%	99,32%	-
zowsze Sp. z o.o.	Ustron	resting and recreation activity	subsidiary	not consolidated	03.11.1997	1 628	(808)	-	820	98,73%	98,73%	-
azowsze Sp. z o.o.	Warszawa	maintenance services for fuel stations and stores	subsidiary	not consolidated	29.07.1999	697	(318)	(318)	379	88,50%	88,50%	-
omech S.A. Warszawa in liquidation	Warszawa	containers and tanks production	subsidiary	not consolidated	08.09.1999	2 111	(2 111)	-	-	81,14%	81,14%	-
Edukacji Sp. z o.o.	Plock	education and training services	subsidiary	not consolidated	15.11.1999	454	-	-	454	69,43%	69,43%	-
Petrogaz Nowa Brzeznica Sp. z o.o. in liquidation	Nowa Brzeznica	liquid gas trade	subsidiary	not consolidated	19.02.1997	2 288	(2 288)	-	-	52,00%	52,00%	-
Sp. z o.o.	Gdansk	storing of goods for resale	subsidiary	not consolidated	28.10.1999	1 324	(177)	-	1 147	51,31%	51,31%	-
ubsidiaries not consolidated						**35 562**	**(13 269)**	**(2 200)**	**22 293**			

(in PLN thousand)

.HARES IN SUBORDINATED ENTITIES

a	b	c	d	e	f	g	h		i	j	k	l
Name with indication of legal form	location	activity	share capital relationship	method of consolidation	date of control /joint control takeover or gaining significant influence	balance sheet value of stakes/shares	total value adjustments, including:	contribution in kind differences	book value of stakes/shares	percentage of share capital owned	share in total votes on General Meeting of Shareholders	other than mentioned in point j) or k) basis of domination
.aries not consolidated**												
.stwo Gazyfikacji Bezprzewodowej PEGEBE S.A.	Plock	trade and distribution of gas	subsidiary	not consolidated	13.07.2001	1 175	-	-	1 175	100,00%	100,00%	-
.stwo Rolne Agro - Azoty II Wloclawek Sp. z o.o. Laka	Laka k.Koszalina	agriculture	subsidiary	not consolidated	26.04.1996	883	(376)	-	507	100,00%	100,00%	-
gert Mineraloelvertriebs GmbH	Elmshorn (Germany)	stake management	subsidiary	not consolidated	28.02.2003	334	-	-	334	100,00%	100,00%	-
. z o.o.	Jedlicze	information systems services	subsidiary	not consolidated	21.08.2002	200	(72)	(66)	128	100,00%	100,00%	-
.ading & Consulting GmbH in liquidation	Elmshorn (Germany)	advisory services, trade	subsidiary	not consolidated	28.02.2003	772	-	-	772	100,00%	100,00%	-
.itraz Pozarna Sp. z o.o.	Trzebinia	fire fighting services	subsidiary	not consolidated	11.09.1998	2 134	(656)	(656)	1 478	99,98%	99,98%	-
.Uzdrowiskowe "Krystynka" Sp. z o.o.	Ciechocinek	preventing and curing, resting and recreation activity	subsidiary	not consolidated	23.01.2002	1 432	-	-	1 432	98,54%	98,54%	-
.BA RATOWNICZA Sp. z o.o.	Jedlicze	fire fighting services	subsidiary	not consolidated	09.04.1999	141	(16)	-	125	88,19%	88,19%	-
.p. z o.o.	Niemce k.Lublina	trade and building services	subsidiary	not consolidated	16.02.2000	335	-	-	335	85,00%	85,00%	-
.a Ltd Sp. z o.o. - suspended activity	Lwow (Ukraine)	introduction of new technologies, forms of retail and wholesale trade of petrochemical and other products	subsidiary	not consolidated	05.03.2001	33	(33)	-	-	80,00%	80,00%	-
.rainsko-Polskie Przedsiebiorstwo in the form of Sp. z o.o. PETRO-UKRAINA Sp. z .n liquidation*****	Lwow (Ukraina)	entrepreneurial activities related with introduction of new technologies, forms of retail and wholesale trade of petrochemical and other products	subsidiary	not consolidated	10.08.2000	175	(175)	-	-	62,00%	62,00%	-
.ES Sp. z o.o.	Szczecin	used oils collection	subsidiary	not consolidated	07.04.1998	105	(105)	(19)	-	60,69%	60,69%	-
.OMEX Sp. z o.o. - suspended activity	Opole	used oils collection	subsidiary	not consolidated	07.04.1998	25	(25)	-	-	51,00%	51,00%	-
.T Sp. z o.o. in liquidation	Torun	used oils collection	subsidiary	not consolidated	29.04.1998	26	(26)	-	-	51,00%	51,00%	-
.ubsidiaries not consolidated						7 770	(1 484)	(741)	6 286			
.ture companies consolidated												
.RLEN POLYOLEFINS Sp. z o.o. ("BOP")	Plock	production, distribution and sales of polyolefins	joint venture	equity method	19.12.2002	453 699	-	-	453 699	50,00%	50,00%	-
.nt venture companies consolidated (the book value of the companies is constituted by percentage share in equity as at 31.12.2004)						453 699	-	-	453 699			
.enture companies consolidated**												
.Service Klaipeda Sp. z o.o.	Klaipeda, Lithuania	trade	joint venture	equity method	23.04.2002	24	(24)	-	-	50,00%	50,00%	-
.joint venture companies consolidated						24	(24)	-	-			
.enture companies not consolidated												
.Przemyslowo-Technologiczny S.A.	Plock	business consulting	joint venture	not consolidated	14.07.2004	500	-	-	500	50,00%	50,00%	
.joint venture companies not consolidated						500	-	-	500			
.es consolidated												
.p. z o.o.	Gdansk	construction and utilising of liquid fuels reloading terminals	associate	equity method	17.07.1991	35 320	-	-	35 320	48,71%	48,71%	-
.ol GmbH	Hamburg	trade and intermediary activities regarding chemical and similar goods	associate	equity method	28.04.1993	397	-	-	397	20,00%	20,00%	-
.sociates consolidated (the book value of the companies is constituted by percentage share in equity as at 31.12.2004)						35 717	-	-	35 717			

(in PLN thousand)

HARES IN SUBORDINATED ENTITIES

a	b	c	d	e	f	g	h		i	j	k	l
Name with indication of legal form	location	activity	share capital relationship	method of consolidation	date of control /joint control takeover or gaining significant influence	balance sheet value of stakes/shares	total value adjustments, including:	contribution in kind differences	book value of stakes/shares	percentage of share capital owned	share in total votes on General Meeting of Shareholders	other than mentioned in point j) or k) basis of domination
es consolidated**												
OM Sp. z o.o.	Wloclawek	repairs of electric-spinning machines	associate	equity method	13.04.1994	150	-	-	2 293	49,02%	49,02%	-
DROG Sp. z o.o.	Wloclawek	cultivation of land, roads and green areas	associate	equity method	03.03.1994	30	-	-	700	48,78%	48,78%	-
.R Sp. z o.o.	Wloclawek	maintenance of measuring and controlling equipment	associate	equity method	31.08.1993	138	-	-	1 562	46,96%	46,96%	-
MED Sp. z o.o.	Wloclawek	medical services	associate	equity method	19.12.1994	7	-	-	250	45,86%	45,86%	-
BUD Sp. z o.o.	Wloclawek	building, construction and repairs services	associate	equity method	26.02.1993	4	-	-	1 295	45,26%	45,26%	-
EWAX Sp. z o.o.	Sulejowek k.Warszawy	trade and services in oil industry	associate	equity method	18.08.1999	190	-	-	32	25,00%	25,00%	majority in Supervisory Board
.dzkie Centrum Sprzedazy Sp. z o.o.	Lodz	production, sale, services	associate	equity method	17.12.2002	51	-	-	8	25,00%	25,00%	majority in Supervisory Board
lopolskie Centrum Sprzedazy Sp. z o.o.	Szczucin	production and trade of petrochemical products	associate	equity method	30.10.2000	1 425	-	-	1 355	24,00%	24,00%	majority in Supervisory Board
.llaskie Centrum Sprzedazy Sp. z o.o.	Bialystok	trade and services in oil industry	associate	equity method	26.10.2000	168	-	-	278	24,00%	24,00%	majority in Supervisory Board
chodniopomorskie Centrum Sprzedazy Sp. z o.o.	Szczecin	production and trade of petrochemical products	associate	equity method	27.12.2000	168	-	-	-	24,00%	24,00%	majority in Supervisory Board
lnoslaskie Centrum Sprzedazy Sp. z o.o.	Legnica	production, trade and services	associate	equity method	17.11.1999	132	-	-	306	24,00%	24,00%	majority in Supervisory Board
morskie Centrum Sprzedazy Sp. z o.o.	Gdansk	trade and services in oil industry	associate	equity method	02.10.2000	108	-	-	17	24,00%	24,00%	majority in Supervisory Board
iskie Centrum Sprzedazy Sp. z o.o.	Olkusz	production, trade and services	associate	equity method	09.04.2001	194	-	-	-	24,00%	24,00%	majority in Supervisory Board
ielkopolskie Centrum Sprzedazy Sp. z o.o.	Suchy Las k.Poznania	production and trade of petrochemical products	associate	equity method	25.05.2000	33	-	-	460	22,00%	22,00%	majority in Supervisory Board
ssociates consolidated (the book value of the companies is constituted by percentage share in equity as at 31.12.04)						2 798			8 556			
's not consolidated												
o.o.	Morawica	catering and hotel services	associate	not consolidated	26.03.1999	700	(552)	-	148	35,00%	35,00%	-
. z o.o.	Krakow	technological and construction designing services, delivery and assembling of heating and mechanical facilities	associate	not consolidated	09.06.2003	97	(85)	-	12	24,99%	24,99%	-
ociates not consolidated						797	(637)	-	160			
ates not consolidated**												
Z s.r.o.	Brno Prikop (Czech Republic)	production, trade and services in oil industry	associate	not consolidated	18.12.2001	54	(54)	-	-	49,00%	49,00%	majority in Supervisory Board
Sp. z o.o.	Plock	anti-corrosion services	associate	not consolidated	03.09.2004	250	-	-	250	20,00%	20,00%	
ssociates not consolidated						304	(54)	-	250			
ies and associates not consolidated from the PKN ORLEN Capital Group						44 433	(15 444)	(2 941)	28 989			
s total long term financial assets						1 789 840	(173 029)	(54 974)	1 616 811			

chase of shares in Germany subsidiaries, before capital increase, which took place at 28 February 2003
of EUR 120,056 thousand
vances and foreign exchange differences from valuation at balance sheet date

Trzebinia S.A. - 43,8%, Rafineria Nafty Jedlicze S.A. - 4,47%
ubsidiaries, joint ventures and associates of the companies: Rafineria Trzebinia S.A., Rafineria Nafty Jedlicze S.A., ORLEN PetroProfit Sp. z o.o., ORLEN Oil Sp. z o.o., ORLEN PetroTank Sp. z o.o., Anwil S.A., ORLEN Medica Sp. z o.o., ORLEN Gaz Sp. z o.o., ORLEN Transport Krakow
N Oil Sp. z o.o. - 24.00%, ORLEN PetroProfit Sp. z o.o. - 76.00%
eria Nafty Jedlicze S.A. - 81.00%, Rafineria Trzebinia S.A. - 8.00%
.EN PetroProfit Sp. z o.o. - 31.00%, ORLEN PetroTank Sp. z o.o. - 31.00%

(in PLN thousand)

)R SHARES IN SUBSIDIARIES AND ASSOCIATES

a	m							n			o			p	r	s	t
Name of entity	Entity's equity, including:	share capital	unpaid share capital (negative value)	reserve capital	other items of equity, including:	undistributed profits/not covered losses from previous years	net profit/(loss)	Entity's payables and provisions, including:	long-term payables	short-term payables	Entity's receivables, including:	long-term receivables	short-term receivables	entity's total assets	entity's sales	entity's shares unpaid by the Company	dividends received or due from entity for the last year
ct subsidiaries consolidated																	
.EN Deutschland AG (formerly ORLEN Deutschland Immobilien GmbH i ORLEN Deutschland GmbH) *	447 160	283 020	-	283 256	(119 116)	4 625	(51 759)	903 328	90 186	722 278	280 079	-	280 079	1 415 869	8 633 635	-	-
.EN Gaz Sp. z o.o.**	59 569	24 823	-	33 269	1 477	(2 192)	3 669	65 624	3 512	61 374	53 009	-	53 009	125 194	541 175	-	-
.EN PetroCentrum Sp. z o.o. **	41 986	21 000	-	9 804	11 182	-	1 127	89 125	38	86 523	99 781	-	99 781	131 111	1 345 733	-	834
.EN Medica Sp. z o.o. **	9 643	13 273	-	652	(4 282)	-	(4 282)	1 949	-	1 589	1 598	-	1 598	11 591	12 900	-	-
.EN Morena Sp. z o.o.**	12 647	10 500	-	1 457	690	(343)	1 033	21 138	-	20 560	22 168	-	22 168	33 785	271 764	-	914
.EN Budonaft Sp. z o.o.**	1 690	3 795	-	3 652	(5 757)	(6 782)	327	21 676	-	20 158	12 248	-	12 248	23 366	52 866	-	-
.EN Powiernik Sp. z o.o.**	2 474	25	-	70	2 379	-	2 379	7	-	7	-	-	-	2 481	30	-	424
.EN PetroProfit Sp. z o.o. **	28 264	11 500	-	17 737	(973)	-	(973)	54 549	7 467	46 767	34 161	511	33 650	82 813	454 401	-	653
.EN KolTrans Sp. z o.o.**	45 241	40 859	-	-	4 382	3	3 552	7 139	672	5 006	7 083	-	7 083	52 380	33 673	-	1 224
.EN Transport Szczecin Sp. z o.o. **	3 637	3 424	-	496	(283)	-	(283)	1 113	-	953	464	-	464	4 751	4 849	-	-
.EN Transport Krakow Sp. z o.o. **	8 348	12 465	-	29	(4 146)	(2 167)	(1 979)	17 675	10 737	6 070	3 298	-	3 298	26 023	29 744	-	-
.EN Transport Plock Sp. z o.o. **	29 567	26 420	-	2 041	1 106	-	466	17 302	6 000	8 478	7 237	-	7 237	46 869	74 241	-	-
.EN Transport Slupsk Sp. z o.o. **	11 321	8 644	-	3 325	(648)	-	(648)	2 630	414	1 927	1 874	-	1 874	13 951	24 325	-	7
.EN Transport Nowa Sol Sp. z o.o. **	17 871	10 091	-	7 528	252	-	252	6 052	404	3 383	2 433	-	2 433	23 923	25 084	-	248
lad Budowy Aparatury S.A.**	17 981	18 000	-	3 022	(3 041)	(2 003)	(1 038)	5 586	-	4 874	12 422	2 504	9 918	23 567	31 016	-	-
.EN Laboratorium Sp. z o.o.**	13 557	9 915	-	-	3 642	(3 515)	7 157	13 605	-	5 811	5 879	271	5 608	27 162	41 002	-	-
.EN Transport Olsztyn Sp. z o.o. **	9 724	8 463	-	1 484	(223)	-	(223)	1 347	-	1 059	1 637	-	1 637	11 071	15 612	-	61
.EN Transport Kedzierzyn-Kozle Sp. z o.o. **	9 842	10 009	-	627	(794)	-	(794)	3 723	1 250	2 314	1 347	-	1 347	13 565	20 238	-	-
.EN PetroTank Sp. z o.o. **	45 461	11 750	-	38 707	(4 996)	-	(4 996)	160 129	18 140	132 774	118 883	-	118 883	205 590	1 098 248	-	-
otel Sp. z o.o.**	32 435	8 200	-	18 906	5 329	-	5 329	18 612	8 717	7 391	4 747	-	4 747	51 048	32 464	-	845
.EN Asfalt Sp. z o.o. (formerly BITREX Sp.z o.o.)**	125 938	60 635	-	22 976	42 327	(240)	42 567	52 699	-	49 665	35 483	-	35 483	178 636	454 682	-	-
ineria Trzebinia S.A. ****	324 322	43 042	-	259 494	21 786	-	21 849	257 721	19 178	228 474	88 154	-	88 154	582 042	1 094 837	-	-
vil S.A.*	1 031 992	150 000	-	400 398	481 594	-	194 932	231 568	3 450	191 023	195 634	4 519	191 115	1 263 560	1 578 391	-	-
ineria Nafty Jedlicze S.A.****	142 770	78 000	-	79 189	(14 419)	(26 541)	12 122	178 422	71 612	85 117	50 270	-	50 270	321 192	594 150	-	-
vroclawskie Kopalnie Soli "SOLINO" S.A.*	83 533	19 146	-	42 482	21 905	(2 722)	10 210	162 997	118 613	23 137	8 997	-	8 997	246 530	112 134	-	-
P - SERVICE S.A.****	23 270	3 943	-	22 093	(2 766)	(6 445)	1 681	45 108	12 508	30 492	29 747	-	29 747	68 378	206 872	-	-
.EN Automatyka Sp. z o.o. **	7 947	2 400	-	4 418	1 129	-	1 129	6 996	-	2 653	3 247	-	3 247	14 944	22 069	-	209
.EN PetroZachod Sp. z o.o. **	23 152	17 749	-	6 371	(968)	(1 815)	847	79 032	594	78 090	55 743	-	55 743	102 184	588 953	-	-
olot Sp. z o.o.**	50 589	20 039	-	30 122	428	(1 060)	1 488	91 271	16 073	70 277	56 505	-	56 505	141 860	484 944	-	1 020
.EN Projekt S.A. **	13 231	1 500	-	10 836	895	-	895	6 309	-	2 513	5 865	-	5 865	19 540	18 916	-	-
.EN Wir Sp. z o.o. **	3 933	1 600	-	2 000	333	-	333	2 387	-	1 129	1 657	-	1 657	6 321	10 127	-	216
.EN OIL Sp. z o.o.*	124 493	75 093	-	35 966	13 434	68	13 366	130 371	-	117 931	103 609	-	103 609	254 865	578 559	-	-
al direct subsidiaries consolidated	2 803 588	1 009 323	-	1 342 407	451 858	(51 129)	259 735	2 657 190	389 565	2 019 797	1 305 259	7 805	1 297 454	5 526 162	18 487 634	-	6 655
irect subsidiaries consolidated																	
rgomedia Sp. z o.o.**	27 660	27 178	-	107	375	(148)	523	7 922	-	5 637	6 304	-	6 304	35 582	41 113	-	-
-Farm Sp. z o.o.***	4 514	8 253	-	215	(3 954)	(3 964)	10	3 086	110	2 976	13	-	13	7 600	1 823	-	-
o-Oil Lubelskie Centrum Sprzedazy Sp. z o.o.**	3 504	1 900	-	1 030	574	-	574	8 502	-	8 274	4 962	-	4 962	12 005	48 290	-	-
F-LAB Sp. z o.o.**	2 520	2 500	-	176	(156)	-	(156)	546	-	286	288	-	288	3 066	3 147	-	-
noWax Sp. z o.o.**	30 997	28 353	-	2 276	368	-	368	13 863	50	13 228	7 491	-	7 491	44 861	82 498	-	-

(in PLN thousand)

ARES IN SUBSIDIARIES AND ASSOCIATES

a	m							n			o			p	r	s	t
Name of entity	Entity's equity, including:	share capital	unpaid share capital (negative value)	reserve capital	other items of equity, including:	undistributed profits/not covered losses from previous years	net profit/(loss)	Entity's payables and provisions, including:	long-term payables	short-term payables	Entity's receivables, including:	long-term receivables	short-term receivables	entity's total assets	entity's sales	entity's shares unpaid by the Company	dividends received or due from entity for the last year
RANS Sp. z o.o.**	641	1 850	-	62	(1 271)	(1 318)	47	798	-	512	587	-	587	1 440	3 179	-	-
GIA Sp. z o.o.**	836	1 500	-	-	(664)	(802)	139	4 082	-	3 404	3 435	-	3 435	4 919	22 812	-	-
zebinia Sp. z o.o. (formerly NaftoTransRem Sp. z o.o.)**	15 223	12 560	-	1 808	855	-	855	9 498	-	7 532	7 772	-	7 772	24 721	45 041	-	-
rstwo Inwestycyjno-Remontowe RemWil Sp. z o.o.**	10 645	3 000	-	4 199	3 446	-	3 446	12 789	-	10 782	18 058	-	18 058	23 434	84 579	-	-
rstwo Produkcyjno-Handlowo-Usługowe Pro-Lab Sp. z o.o.**	1 276	305	-	100	871	-	637	4 579	920	3 523	1 286	-	1 286	5 856	17 648	-	-
S Sp. z o.o. **	695	2 000	-	-	(1 305)	(1 376)	71	444	-	353	454	-	454	1 139	4 999	-	-
z o.o.**	2 848	50	-	1 462	1 336	-	1 336	1 960	-	1 243	2 319	-	2 319	4 809	13 919	-	-
nsport Poznan Sp. z o.o.**	14 123	11 273	-	2 247	603	-	196	2 473	-	1 271	1 834	-	1 834	16 596	15 240	-	-
AI Sp. z o.o.**	1 761	1 756	-	319	(314)	(370)	56	1 589	-	816	967	-	967	3 350	7 419	-	-
ransport Warszawa Sp. z o.o.**	7 979	6 291	-	1 544	144	-	144	1 560	-	1 114	983	-	983	9 540	19 185	-	-
OGIA Sp. z o.o.**	(244)	686	-	-	(930)	(1 412)	482	2 029	-	1 746	1 602	-	1 602	1 784	8 089	-	-
m Olejów Przepracowanych - Organizacja Odzysku S.A.**	2 060	1 000	-	1 004	56	-	56	2 648	-	2 336	1 981	-	1 981	4 708	20 344	-	-
CHEMEKO Sp. z o.o.***	3 243	53	-	2 592	598	-	598	876	-	798	1 616	-	1 616	4 119	7 777	-	-
trogaz Wroclaw Sp. z o.o. ****	2 461	3 100	-	720	(1 359)	(108)	(1 251)	5 392	304	5 068	2 396	-	2 396	7 853	34 381	-	-
Sp. z o.o. ***	1 290	781	-	516	(7)	-	(7)	635	-	635	497	-	497	1 925	6 760	-	47
ect subsidiaries consolidated	**134 032**	**114 389**	-	**20 377**	**(734)**	**(9 498)**	**8 124**	**85 271**	**1 384**	**71 534**	**64 845**	-	**64 845**	**219 307**	**488 243**	-	**47**
sidiaries not consolidated																	
KS Machowice Sp. z o.o.**	4 526	6 725	-	-	(2 199)	(1 656)	(543)	118	-	52	22	-	22	4 644	1 584	-	-
Swinoujscie Sp. z o.o.**	3 148	4 110	-	-	(962)	(1 006)	44	145	-	106	61	-	61	3 293	1 982	-	-
wsze Sp. z o.o. Leba - Ulinia**	2 762	3 932	-	-	(1 170)	(1 219)	49	232	36	122	100	-	100	2 994	2 458	-	-
o Sp. z o.o. ****	2 093	2 000	-	-	93	-	93	1 520	-	1 520	1 952	-	1 952	3 613	4 426	-	-
Sportowa S.A. **	2 487	1 000	-	609	878	(360)	1 213	2 693	-	1 668	1 084	-	1 084	5 180	18 815	-	-
omercjalizacji Technologii Sp. z o.o (formerly CPN Marine Service Sp. z o.o.)***	666	1 000	-	16	(350)	(127)	(223)	78	-	78	56	-	56	744	373	-	-
hrona Sp. z o.o. **	5 268	500	-	2 599	2 169	-	2 169	8 274	850	6 783	5 166	-	5 166	13 542	38 133	-	-
adzen Dystrybucyjnych Sp. z o.o.**	8 966	6 536	-	1 499	931	-	931	3 985	327	3 310	4 051	-	4 051	12 951	22 581	-	-
a Wies Wielka Sp. z o.o. ***	1 479	1 269	-	258	(48)	-	(48)	395	-	248	492	20	472	1 874	3 488	-	-
wsze Sp. z o.o. **	739	1 649	-	2	(912)	(793)	(119)	658	40	562	22	-	22	1 397	991	-	-
owsze Sp. z o.o. ***	420	788	-	206	(574)	(82)	(492)	1 708	7	1 523	1 068	-	1 068	2 128	6 624	-	-
mech S.A. Warszawa in liquidation	in liquidation																
ukacji Sp. z o.o. **	719	654	-	-	65	(20)	85	1 762	-	939	999	-	999	2 481	6 162	-	-
trogaz Nowa Brzeznica Sp. z o.o. in liquidation	in liquidation																
p. z o.o.**	2 112	2 580	-	-	(468)	(237)	(231)	25	-	17	17	-	17	2 137	49	-	-
t subsidiaries not consolidated							**3 471**	**21 475**	**1 260**	**16 876**				**56 978**	**107 666**	-	-
bsidiaries not consolidated																	
rstwo Gazyfikacji Bezprzewodowej PEGEBE S.A. **	92	1 740	-	-	(1 648)	(2 055)	407	1 423	-	932	118	-	118	1 515	2 560	-	-
rstwo Rolne Agro - Azoty II Wloclawek Sp. z o.o. Laka ***	538	883	-	-	(345)	(415)	30	1 254	-	1 251	49	-	49	1 792	1 384	-	-
ggert Mineraloelvertriebs GmbH***	366	2 920	-	-	(2 554)	(2 554)	-	-	-	-	357	-	357	357	-	-	-
p. z o.o. ***	211	200	-	5	6	-	6	109	-	102	129	-	129	320	1 173	-	-
rading & Consulting GmbH in liquidation	in liquidation																

(in PLN thousand)

R SHARES IN SUBSIDIARIES AND ASSOCIATES

a	m							n			o			p	r	s	t
Name of entity	Entity's equity, including:	share capital	unpaid share capital (negative value)	reserve capital	other items of equity, including:	undistributed profits/not covered losses from previous years	net profit/(loss)	Entity's payables and provisions, including:	long-term payables	short-term payables	Entity's receivables, including:	long-term receivables	short-term receivables	entity's total assets	entity's sales	entity's shares unpaid by the Company	dividends received or due from entity for the last year
dowa Straz Pozarna Sp. z o.o. **	2 098	2 134	-	166	(202)	(208)	6	931		488	667	-	667	3 029	4 660	-	-
orium Uzdrowiskowe "Krystynka" Sp. z o.o. ***	2 452	2 295	-	144	13	-	13	265		238	104	-	104	2 717	2 606	-	-
SLUZBA RATOWNICZA Sp. z o.o. ****	147	160	-	5	(18)	(19)	-	331	-	310	282	-	282	478	2 671	-	-
nont Sp. z o.o. ***	663	400	-	257	6	-	6	2 997	1 370	1 627	1 261	-	1 261	3 660	25 989	-	-
Ukraina Ltd Sp. z o.o. - suspended activity	suspended activity																
lne Ukrainsko-Polskie Przedsiebiorstwo in the form of Sp. z o.o. PETRO-UKRAINA Sp. z o.o. Lwow in liquida	in liquidation																
-AKSES Sp. z o.o. in liquidation	in liquidation																
-PETROMEX Sp. z o.o. - suspended activity	suspended activity																
-WATT Sp. z o.o. in liquidation	in liquidation																
indirect subsidiaries not consolidated							**468**	**7 310**	**1 370**	**4 948**	**2 967**	**-**	**2 967**	**13 868**	**41 043**	**-**	**-**
t joint venture companies consolidated																	
ELL ORLEN POLYOLEFINS Sp. z o.o. **	1 022 908	907 398	-	-	115 510	45 592	103 414	1 008 218	694 678	195 589	203 211	-	203 211	2 031 125	1 074 864	-	-
direct joint venture companies consolidated	**1 022 908**	**907 398**	**-**	**-**	**115 510**	**45 592**	**103 414**	**1 008 218**	**694 678**	**195 589**	**203 211**	**-**	**203 211**	**2 031 125**	**1 074 864**	**-**	**-**
ect joint venture companies consolidated																	
Ship Service Klaipeda ***	(3 685)	57	(2 356)	-	(1 386)	-	(1 386)	3 828	-	3 828	66	-	66	142	1 452	-	-
indirect joint venture companies consolidated	**(3 685)**	**57**	**(2 356)**	**-**	**(1 386)**	**-**	**(1 386)**	**3 828**	**-**	**3 828**	**66**	**-**	**66**	**142**	**1 452**	**-**	**-**
ect joint venture companies not consolidated																	
i Park Przemyslowo-Technologiczny S.A. ****	3 259	8 230	(4 789)	-	(182)	-	(182)	36	-	36	8	-	8	3 295	-	-	-
indirect joint venture companies not consolidated	**3 259**	**8 230**	**(4 789)**	**-**	**(182)**	**-**	**(182)**	**36**	**-**	**36**	**8**	**-**	**8**	**3 295**	**-**	**-**	**-**
t associates consolidated																	
port Sp. z o.o. **	106 796	45 942	-	8 195	52 659	-	23 210	5 888	-	4 610	4 115	-	4 115	112 684	64 603	-	11 167
nepetrol GmbH **	3 871	208	-	-	3 663	3 036	693	2 906	-	2 052	2 151	-	2 151	6 776	37 141	-	14
direct associates consolidated	***110 667***	***46 150***	**-**	***8 195***	***56 322***	***3 036***	***23 903***	***8 794***	**-**	***6 662***	***6 266***	**-**	***6 266***	***119 460***	***101 744***	**-**	***11 181***
ect associates consolidated																	
. WIRCOM Sp. z o.o. **	4 679	305	-	3 416	958	-	958	1 978	-	1 901	4 069	287	3 782	6 656	22 016	-	-
. EKO-DROG Sp. z o.o. **	1 455	61	-	1 040	354	-	159	754	-	680	1 011	-	1 011	2 210	5 022	-	-
-ELZAR Sp. z o.o. **	3 335	294	-	1 967	1 074	-	505	1 580	-	1 507	2 641	-	2 641	4 915	12 379	-	-
. PROFMED Sp. z o.o. **	547	16	-	471	60	-	60	243	-	187	415	-	415	790	3 774	-	-
.U. ARBUD Sp. z o.o. **	2 861	10	-	48	2 803	-	343	2 601	-	2 537	4 250	-	4 250	5 462	17 473	-	-
-Oil SEEWAX Sp. z o.o. **	473	760	-	40	(327)	(277)	(50)	6 045	-	5 987	2 865	-	2 865	6 518	23 513	-	-
-Oil Lodzkie Centrum Sprzedazy Sp. z o.o. **	164	200	-	-	(36)	(105)	70	4 100	-	4 077	2 316	-	2 316	4 265	14 129	-	-
-Oil Malopolskie Centrum Sprzedazy Sp. z o.o. **	6 360	6 000	-	339	21	-	21	15 485	-	15 398	8 232	-	8 232	21 846	71 479	-	-
-Oil Podlaskie Centrum Sprzedazy Sp. z o.o. **	1 418	700	-	711	7	-	7	3 262	-	3 258	2 444	-	2 444	4 679	15 757	-	-
-Oil Zachodniopomorskie Centrum Sprzedazy Sp. z o.o. **	116	700	-	-	(584)	(501)	(83)	4 457	27	4 409	2 831	-	2 831	4 574	15 934	-	-
-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o. **	1 703	550	-	601	552	-	552	3 349	-	3 268	2 443	-	2 443	5 052	27 070	-	-
-Oil Pomorskie Centrum Sprzedazy Sp. z o.o. **	546	450	-	3	93	-	93	6 132	35	6 063	3 333	-	3 333	6 678	25 641	-	-
-Oil Slaskie Centrum Sprzedazy Sp. z o.o. **	182	800	-	-	(618)	(490)	(128)	9 628	-	9 624	6 602	-	6 602	9 809	41 809	-	-
-Oil Wielkopolskie Centrum Sprzedazy Sp. z o.o. **	2 694	148	-	1 576	970	4	966	16 228	323	15 708	9 326	-	9 326	18 922	92 960	-	-
indirect associates consolidated	**26 533**	**10 994**	**-**	**10 212**	**5 327**	**37 (1 369)**	**3 473**	**75 842**	**385**	**74 604**	**52 778**	**287**	**52 491**	**102 376**	**388 956**	**-**	**-**

(in PLN thousand)

R SHARES IN SUBSIDIARIES AND ASSOCIATES

a	m							n			o			p	r	s	t
Name of entity	Entity's equity, including:	share capital	unpaid share capital (negative value)	reserve capital	other items of equity, including:	undistributed profits/not covered losses from previous years	net profit/(loss)	Entity's payables and provisions, including:	long-term payables	short-term payables	Entity's receivables, including:	long-term receivables	short-term receivables	entity's total assets	entity's sales	entity's shares unpaid by the Company	dividends received or due from entity for the last year
associates not consolidated																	
Sp. z o.o. ***	475	2 000	-	-	(1 525)	(1 451)	(74)	751	-	751	349	-	349	1 226	6 813	-	-
EN Sp. z o.o. ***	71	3 010	-	1 975	(4 914)	(4 601)	(259)	69	-	65	33	-	33	140	-	-	-
direct associates not consolidated	**546**	**5 010**	-	**1 975**	**(6 439)**	**(6 052)**	**(333)**	**820**	-	**816**	**382**	-	**382**	**1 366**	**6 813**	-	-
ct associates not consolidated																	
Oil CZ s.r.o. **	(49)	134	-	-	(183)	(125)	(59)	878	-	878	258	-	258	834	14 798	-	-
) Kor Sp. z o.o.***	1 275	1 250	-	-	25	-	24	1 111	-	1 111	1 202	-	1 202	2 386	1 682	-	-
ndirect associates not consolidated	**1 226**	**1 384**	**-**	**-**	**(158)**	**(125)**	**(35)**	**1 989**	**-**	**1 989**	**1 460**	**-**	**1 460**	**3 220**	**16 480**	**-**	**-**

cial statement audited by Ernst & Young Audit Sp. z o.o./ Ernst & Young AG
ncial statements audited by auditor other than Ernst &Young Sp. z o.o.
ancial statements not required to be audited
he entity during audit

(in PLN thousand)

S OR SHARES IN OTHER ENTITIES

a	b	c	d	e		f	g	h	i
name with indication of legal form	location	activity	book value of shares	entity's equity, including:		% of share capital owned	share in total votes on General Meeting of Shareholders	entity's shares unpaid by the Company	dividends received or due from entity for the last year
					share capital				
omtel S.A.	Warsaw	cellular telecommunication services	436 494	4 095 213	2 050 000	19,61%	19,61%	-	68 216
SA Holland II B.V.***	Amsterdam	bearing of shares and managment of Dutch law limited liability company, as well as granting collateral for liabilities of third parties and all other activity related to that subject. Dominant Company of Autostrada Wielkopolska S.A.	61 400	87 826	73 422	9,22%	9,22%	-	-
DKAN S.A.	Ostrow Wielkopolski	sewage system and water services	357	136 428	47 146	3,57%	3,57%	-	-
mex Mostostal Siedlce S.A. **	Warsaw	foreign and domestic trade of chemicals, building production and designing services	468	216 039	18 549	0,14%	0,14%	-	-
znia Gdynia S.A.*	Gdynia	shipyard	88	-	-	0,12%	0,12%	-	-
a Stalowa Wola S.A.	Stalowa Wola	weapons and army equipment production	48	114 717	267 126	0,08%	0,08%	-	-
			498 855						68 216

mpany does not have relevant financial data on entity's equity as at 31 December 2004
cial data from 4Q2004
ncial data from 2003
l are only those shares in other entities, for which provision was not provided for.

(in PLN thousand)

Note 4O

LONG TERM SECURITIES, SHARES AND OTHER LONG TERM FINANCIAL ASSETS (CURRENCY TYPE)	31 December 2004	31 December 2003
a) in Polish currency	1 700 959	1 671 186
b) in foreign currencies (by currency and recalculated to zloty)	414 707	566 305
b1. in currency USD	-	-
thousand zlotys	-	-
b2. in currency EUR*	101 669	120 056
thousand zlotys *	414 707	566 305
b3. other currencies in zlotys	-	-
Total long term securities, shares and other long term financial assets	**2 115 666**	**2 237 491**

* in 2004 the amount includes an allowance provided for shares in foreign entities

Note 4P

LONG TERM SHARES, SECURITIES AND OTHER PROPERTY RIGHTS (BY TRANSFERABILITY)	31 December 2004	31 December 2003
A. With unlimited transferability, listed on the Stock Exchange (balance sheet value)	467	-
a) shares (balance sheet value):	467	-
- adjustments (for the period)	-	-
- value at beginning of period	467	-
- value at purchase price	468	-
b) bonds (balance sheet value)	-	-
c) other (balance sheet value)	-	-
B. With unlimited transferability, quoted on OTC markets (balance sheet value)	357	341
a) shares (balance sheet value):	357	341
- adjustments (for the period)	16	(259)
- value at beginning of period	341	600
- value at purchase price	3 111	3 111
b) bonds (balance sheet value)	-	-
c) other (balance sheet value)	-	-
C. With unlimited transferability, not quoted on regulated market (balance sheet value)	-	-
a) shares (balance sheet value)	-	-
b) bonds (balance sheet value)	-	-
c) other (balance sheet value)	-	-
D. With limited transferability (balance sheet value)	2 114 842	2 237 150
a) shares (balance sheet value):	2 114 842	2 237 150
- adjustments (for the period)	(97 456)	(11 476)
- value at beginning of period	2 222 389	2 248 626
- value at purchase price	2 307 741	2 331 624
b) bonds (balance sheet value):	-	-
- adjustments (for the period)	-	-
- value at beginning of period	-	-
- value at purchase price	-	26 000
c) other (balance sheet value)	-	-
Total value at purchase price	2 311 320	2 360 735
Total adjustments of the value at beginning of period	(98 214)	(111 509)
Total value at beginning of period	2 223 197	2 249 226
Total adjustments for the period	(97 440)	(11 735)
Total balance sheet value	2 115 666	2 237 491

(in PLN thousand)

	31 December 2004	31 December 2003

Note 4Q

LONG TERM LOANS GRANTED (CURRENCY TYPE)		
a) in Polish currency	-	-
b) in foreign currencies (by currency and recalculated to zloty)	-	-
Total long term loans granted	-	-

Note 4R

OTHER LONG TERM INVESTMENTS (BY TYPE)		
Total other long term investments	-	-

Note 4S

MOVEMENT IN OTHER LONG TERM INVESTMENTS (BY TYPE)		
a) balance at beginning of period	-	-
b) increases	-	-
c) decreases	-	-
d) balance at end of period	-	-
Total other long term investments	-	-

Note 4T

OTHER LONG TERM INVESTMENTS (CURRENCY TYPE)		
a) in Polish currency	-	-
b) in foreign currencies (by currency and recalculated to zloty)	-	-
Total other long term investments	-	-

Note 5A

CHANGES IN DEFERRED TAX ASSETS		
1.Balance at beginning of period	-	-
2. Increases	-	-
3. Decreases	-	-
4. Balance at end of period	-	-
Total deferred tax assets at end of period	-	-

The Company compensates deferred tax provision and deferred tax assets

Note 5B

OTHER PREPAYMENTS AND DEFERRED COSTS		
a) deferred costs, including:	111 645	137 580
- cost of catalisators issued to production	50 140	61 205
- cost of acquisition of patronage stations	44 162	58 423
- costs of company's enlargement	-	638
- leases	14 729	15 493
- other	2 614	1 821
b) other	5 642	11 072
Total prepayments and deferred costs	117 287	148 652

Note 6

INVENTORIES		
a) raw materials	1 463 980	1 416 964
b) work in progress	229 105	232 247
c) finished goods	878 372	808 020
d) goods for resale	109 724	109 482
e) prepaid inventory	3 334	1 881
Total inventories	2 684 515	2 568 594

As at 31 December 2004 and 2003 there was no inventory being a collateral for liabilities

Note 7A

SHORT TERM RECEIVABLES		
a) from related companies	521 179	700 010
- trade receivables due:	514 122	455 457
- within 12 months	497 694	455 457
- over 12 months	16 428	-
- other *	7 057	244 553
b) from other companies	1 747 871	1 098 465
- trade receivables due:	1 188 719	872 895
- within 12 months	1 188 687	872 837
- over 12 months	32	58
- budget receivables	39 927	83 451
- receivables taken to the court	-	-
- other	519 225	142 119
Total net short term receivables	2 269 050	1 798 475
c) allowance for doubtful debts (positive value)	269 131	216 987
Total gross trade receivables	2 538 181	2 015 462

As at 31 December 2004 and 2003 there were no receivables being collateral for liabilities
*including PLN 230,299 thousand receivables concerning ORLEN Powiernik in 2003 (receivable from repayable additional payments to capital)

(in PLN thousand)

Note 7B

SHORT TERM RECEIVABLES FROM RELATED COMPANIES	31 December 2004	31 December 2003
a) trade receivables, from:	514 122	455 457
- subsidiaries	426 733	354 473
- joint-ventures	85 916	63 355
- associates	1 473	37 629
- significant investor	-	-
- dominant company	-	-
b) other, including:	7 057	244 553
- subsidiaries	7 057	244 270
- joint-ventures	-	283
- associates	-	-
- significant investor	-	-
- dominant company	-	-
Total net short term receivables from related companies	**521 179**	**700 010**
c) allowances for doubtful debts from related companies (positive value)	6 094	4 504
Total gross short term receivables from related companies	**527 273**	**704 514**

Note 7C

MOVEMENTS IN SHORT TERM ALLOWANCES FOR DOUBTFUL DEBTS	31 December 2004	31 December 2003
a) balance at beginning of period	216 987	194 716
b) increases:	137 227	84 576
- initial receivable	124 844	58 426
- interests	11 373	24 150
- other	1 010	2 000
c) release:	(85 083)	(62 305)
- initial receivable	(73 279)	(39 859)
- interests	(11 804)	(22 242)
- other	-	(204)
d) utilization	-	-
Short term allowances for doubtful debts at end of period	**269 131**	**216 987**

Note 7D

GROSS SHORT TERM RECEIVABLES (CURRENCY TYPE)	31 December 2004	31 December 2003
a) in Polish currency	2 505 050	1 991 108
b) in foreign currencies (by currency and recalculated to zlotys)	33 131	24 354
b1. in currency USD	698	3 223
thousand zlotys	2 088	11 833
b2. in currency EUR	7 590	2 605
thousand zlotys	30 959	12 040
b3. other currencies in zlotys	84	481
Total short term receivables	**2 538 181**	**2 015 462**

Note 7E

TRADE RECEIVABLES (GROSS) DUE FROM BALANCE SHEET DATE:	31 December 2004	31 December 2003
a) up to one month	1 507 211	1 092 268
b) from one month to three months	78 407	64 263
c) from three months to six months	-	56 868
d) from six months and one year	5	39
e) over one year	16 428	405
f) overdue receivables	286 502	289 651
Total gross trade receivables	**1 888 553**	**1 503 494**
g) allowance for doubtful trade receivables (negative value)	(185 712)	(175 142)
Total net trade receivables	**1 702 841**	**1 328 352**

Normal repayment period of receivables related to sales is 14 to 30 days.

Concentration of credit risk relating to trade receivables is limited due to the large number of credit customers and their dispersion across many different sectors in Poland.

Note 7F

TRADE RECEIVABLES (GROSS) - OVERDUE	31 December 2004	31 December 2003
a) up to one month	125 163	144 401
b) from one month to three months	19 443	13 848
c) from three months to six months	8 469	12 636
d) from six months and one year	12 974	35 659
e) over one year	120 453	83 107
Total gross overdue trade receivables	286 502	289 651
f) allowance for overdue trade receivables (negative value)	(175 285)	(163 178)
Total net overdue trade receivables	**111 217**	**126 473**

(in PLN thousand)

Note 8

RECEIVABLES (GROSS) - DISPUTABLE	31 December 2004	31 December 2003
Disputable trade receivables	-	-
Disputable budget receivables	-	-
Disputable dividends and other profit distribution receivables	-	-
Other disputable receivables	-	-
Receivables taken to the court, including	12 557	18 445
- trade receivables	9 600	15 871
- budget receivables	-	-
- dividends and other profit distribution receivables	-	-
- other	2 957	2 574
Total disputable receivables (gross)	12 557	18 445
Provisions provided for (negative value)	(12 557)	(18 445)
Total disputable receivables (net)	-	-

RECEIVABLES (GROSS) - OVERDUE	31 December 2004	31 December 2003
Overdue trade receivables	286 502	289 651
Overdue budget receivables	-	-
Overdue dividends and other profit distribution receivables	-	-
Overdue other receivables	-	-
Overdue receivables taken to the court	12 557	18 445
Total overdue receivables (gross)	299 059	308 096
Provisions provided for (negative value)	(187 842)	(181 623)
Total overdue receivables (net)	111 217	126 473

Note 9A

SHORT TERM FINANCIAL ASSETS	31 December 2004	31 December 2003
a) in subsidiaries	244 848	-
- loans granted	244 848	-
b) in joint-ventures	-	-
c) in associates	-	-
d) in significant investor	-	-
e) in dominant company	-	-
f) in other companies	1 170 917	85 829
- debt securities	1 016 899	-
- other short time financial assets (by type)	154 018	85 829
g) cash and other cash equivalents*	291 138	62 769
- cash on hand and in bank	269 250	38 883
- other cash	21 888	23 886
- other cash equivalents	-	-
Total financial short term assets	1 706 903	148 598

as at 31 December 2004 and 2003 there were no cash and cash equivalents being a collateral for the Company's liabilities

* in 2004 including PLN 174,987 thousand (CZK 1,304,900 thousand) cash retained in bank deposit in Prague due to execution of purchase trasaction of Unipetrol according to the Escrow Agreement between the Czech National Property Fund (NPF), the state agency Ceska Konsolidacni Agentura (CKA), PKN ORLEN and Komercni Banka.

Note 9B

SHORT TERM SECURITIES, SHARES AND OTHER SHORT TERM FINANCIAL ASSETS (CURRENCY TYPE)	31 December 2004	31 December 2003
a) in Polish currency	1 170 917	85 829
b) in foreign currencies (by currency and recalculated to zlotys)	-	-
Total short term securities, shares and other short term financial assets	1 170 917	85 829

Note 9C

SHORT TERM SECURITIES, SHARES AND OTHER SHORT TERM FINANCIAL ASSETS (BY TRANSFERABILITY)	31 December 2004	31 December 2003
A. With unlimited transferability, listed on the Stock Exchange (balance sheet value)	-	-
B. With unlimited transferability, quoted on OTC markets (balance sheet value)	-	-
C. With unlimited transferability, not quoted on regulated market (balance sheet value)	1 016 899	-
a) shares (balance sheet value)	-	-
b) bonds (balance sheet value):	972 514	-
- fair value	972 514	-
- market value	972 514	-
- value at the purchase price	966 711	-
c) other - by type (balance sheet value)	44 385	-
- fair value	44 385	-
- market value	44 385	-
- value at the purchase price	44 274	-
D. With limited transferability (balance sheet value)	154 018	85 829
a) shares (balance sheet value)	-	-
b) bonds (balance sheet value)	-	-
c) other - by type (balance sheet value)	154 018	85 829
- fair value	154 018	85 829
- market value	-	-
- value at the purchase price	-	-
Total value at the purchase price	1 010 985	-
Total value at beginning of period	85 829	-
Total value adjustments	5 914	-

Note 9D

SHORT TERM LOANS GRANTED (CURRENCY TYPE)	31 December 2004	31 December 2003
a) in Polish currency	-	-
b) in foreign currencies (by currency and recalculated to zlotys)	244 848	-
b1. in currency USD	-	-
thousand zlotys	-	-
b2. in currency EUR	60 026	-
thousand zlotys	244 848	-
b3. other currencies in thousand zlotys	-	-
Total short term loans granted	**244 848**	**-**

Note 9E

CASH AND OTHER CASH EQUIVALENTS (CURRENCY TYPE)	31 December 2004	31 December 2003
a) in Polish currency	88 028	57 008
b) in foreign currencies (by currency and recalculated to zlotys)	203 110	5 761
b1. in currency USD	4 347	142
thousand zlotys	13 000	521
b2. in currency EUR	3 707	1 133
thousand zlotys	15 123	5 240
b3. in currency CZK	1 304 900	-
thousand zlotys	174 987	-
Total cash and other cash equivalents	**291 138**	**62 769**

There is no risk relating to cash and cash equivalents deposits because the Company places its cash to several well-established Polish and international banks.

Note 9F

OTHER SHORT TERM INVESTMENTS (BY TYPE)	31 December 2004	31 December 2003
Total other short term investments	**-**	**-**

Note 9G

OTHER SHORT TERM INVESTMENTS (CURRENCY TYPE)	31 December 2004	31 December 2003
a) in Polish currency	-	-
b) in foreign currencies (by currency and recalculated to zlotys)	-	-
Total other short term investments	**-**	**-**

Note 10

SHORT TERM PREPAYMENTS AND DEFERRED COSTS	31 December 2004	31 December 2003
a) deferred costs, including:	161 945	328 760
- excise duty	109 989	273 800
- fuel charge	5 612	-
- costs of catalisators issued to production	15 224	25 185
- cost of acquisition of patronage stations	12 930	12 563
- insurance	16 789	15 807
- other	1 401	1 405
b) other	27 153	18 211
Total short term prepayments and deferred costs	**189 098**	**346 971**

Note 11
IMPAIRMENT WRITE-OFFS

Impairment write-offs included/reversed in the 12 month period ended 31 December 2004 concerned:
a) intangible fixed assets - impairment charges of intangible fixed assets increased in 2004 by PLN 5 thousand
b) fixed assets (including construction in progress) – impairment write-offs of fixed assets increased in the year 2004 by PLN 51,197 thousand, from which PLN 1,341 thousand were transffered to revaluation reserve. Decrease in provisions in the year ended 31 December 2004 amounted to PLN 39,739 thousand and resulted mainly from change of estimates of economic useful life of petrol stations under restructuring
c) financial long-term assets - impairment write-offs increased in 2004 by 97,440k PLN
d) receivables - value of receivables impairment write-offs created or reversed was presented in notes 3.C and 7.C. Impairment write-offs were mainly due to arbitrage proceedings (7C p. b) and worse financial situation of debtors. Reversal of impairment write-offs of receivables was mainly due to payment of debt previously written off

e) inventories - impairment charges of inventories decreased in 2004 by PLN 3,710 thousand

(in PLN thousand)

e 12

ARE CAPITAL AS AT 31 DECEMBER 2004			Par value of a single share = 1.25 PLN				
Series, issue	Type of shares	Type of preference	Number of shares	Series/issue in nominal value	Method of capital coverage	Registration date	Right to dividend (since date)
Series A	bearer	none	336 000 000	420 000	foundation fund and state-owned enterprise fund	01.07.1993	01.07.1993
Series B	bearer	none	6 971 496	8 714	contribution of 2,566,200 Rafineria Trzebinia's shares of the value of PLN 57,636 thousand	27.11.1997	01.01.1998
Series C	bearer	none	77 205 641	96 507	net assets of acquired CPN	20.05.1999	01.01.1999
Series D	bearer	none	7 531 924	9 415	exchange of 7,531,924 bonds series A for 7,531,924 series D shares in line with the Incentive Program for Management Board Members and Management of PKN ORLEN S.A.	20.11.2003	01.01.2003
l number of shares			**427 709 061**				
l share capital				**534 636**			

AREHOLDERS AS AT 31 DECEMBER 2004 (PLN)				
	Number of shares	Number of votes	Par value of shares	Share in equity
a Polska S.A.	74 076 299	74 076 299	92 595 374	17,32%
e Treasury	43 633 897	43 633 897	54 542 371	10,20%
k of New York ository)	48 480 908	48 480 908	60 601 135	11,34%
rs*	261 517 957	261 517 957	326 897 446	61,14%
l	**427 709 061**	**427 709 061**	**534 636 326**	**100,00%**

ccording to current report 54/2003 presented on 4 July 2003, Commercial Union OFE BPH CU WBK as at 1 July 2003 owned 21,533,539 shares of PKN ORLEN S.A.,which constitutes 5.035% (considering capital ease of PKN ORLEN dated 20 November 2003) of votes at General Shareholders Meeting of PKN ORLEN.

ccording to current report 19/2005 presented on 7 March 2005, Commercial Union OFE BPH CU WBK as at 2 March 2005 owned 21,040,915 shares of PKN ORLEN S.A., which constitutes 4.92% of share capital of N ORLEN S.A.

(in PLN thousand)

	31 December 2004	31 December 2003

Note 13A Own shares

In years 2004 and 2003 the Company did not possess own shares.

Note 13B Emitent's shares owned by subordinated companies

In years 2004 and 2003 subordinated entities did not possess shares of the Company.

Note 14

CAPITAL RESERVE		
a) share premium	1 058 450	1 058 450
b) capital provided for by the articles	175 074	175 074
c) capital provided for by the deed, over the amount required by articles	5 387 794	4 736 023
d) capital arising from additional shareholders' payments	-	-
e) other	171 995	152 891
Total capital reserve	6 793 313	6 122 438

Note 15

REVALUATION RESERVE		
a) from revaluation of fixed assets	656 079	676 526
b) from gains/losses on financial instruments valuation, including:	93 758	-
- valuation of hedging instruments	93 758	-
c) from deferred tax	(15 421)	2 138
d) foreign exchange differences from recalculation of overseas branches	-	62 501
e) other	-	-
Total revaluation reserve	734 416	741 165

Note 16

OTHER CAPITAL RESERVES (BY PURPOSE)		
Privatisation fund	53 476	53 476
Total other capital reserves	53 476	53 476

Note 17

WRITE-OFFS FROM NET PROFIT WITHIN THE YEAR (BY TYPE)		
Total write-offs from net profit within the year	-	-

Note 18A

Changes IN PROVISION FOR DEFERRED TAX		
1. Provision for deferred tax at the beginning of period	147 838	248 415
a) reflected in financial result	149 976	249 614
b) reflected in equity	(2 138)	(1 199)
c) reflected in goodwill or negative goodwill	-	-
2. Increases	160 077	176 760
a) reflected in financial result of the period due to temporary differences	142 263	176 405
b) reflected in equity due to temporary differences	17 814	355
c) reflected in goodwill or badwill due to temporary differences	-	-
3. Decreases	(173 294)	(277 337)
a) reflected in financial result of the period due to temporary differences	(173 039)	(276 043)
b) reflected in equity due to temporary differences	(255)	(1 294)
c) reflected in goodwill or badwill due to temporary differences	-	-
4. Balance at the end of period	134 621	147 838
a) reflected in financial result	119 200	149 976
b) reflected in equity	15 421	(2 138)
c) reflected in goodwill or negative goodwill	-	-

Total influence of change of CIT rates on change in deferred tax is presented in Note 34B.

Note 18B

Changes IN LONG TERM RETIREMENT BENEFITS AND SIMILAR PROVISIONS		
a) balance at the beginning of period	76 394	71 627
b) increases	35 943	18 156
c) utilization	(7 458)	(5 061)
d) release	(265)	(8 328)
Balance at the end of period	104 614	76 394

(in PLN thousand)

Note 18C

Changes IN SHORT TERM RETIREMENT BENEFITS AND SIMILAR PROVISIONS	31 December 2004	31 December 2003
a) balance at the beginning of period	11 348	11 663
b) increases	9 037	12 642
c) utilization	(11 348)	(11 663)
d) release	(24)	(1 294)
Balance at the end of period	9 013	11 348

Note 18D

Changes IN OTHER LONG TERM PROVISIONS	31 December 2004	31 December 2003
a) balance at the beginning of period	361 846	324 789
environmental provision	354 261	317 382
provision for business risk	3 800	3 800
provision for costs of employee protection program	-	-
other	3 785	3 607
b) increases of:	116 080	48 804
environmental provision	76 506	47 681
provision for business risk	13 957	-
provision for costs of employee protection program	25 464	-
other	153	1 123
c) utilization of:	(1 156)	(300)
environmental provision	(1 011)	-
provision for business risk	-	-
provision for costs of employee protection program	-	-
other	(145)	(300)
d) release of:	(83 050)	(11 447)
environmental provision**	(82 225)	(10 802)
provision for business risk	-	-
provision for costs of employee protection program	-	-
other	(825)	(645)
e) Total other long term provisions at the end of period	393 720	361 846
environmental provision*	347 531	354 261
provision for business risk	17 757	3 800
provision for costs of employee protection program	25 464	-
other	2 968	3 785
Total other long term provisions at the end of period	393 720	361 846

* In years 2003 and 2004 the amount of provison is calculated based on an estimate made by an independent expert. The Management Board of the Company determined the amount of environmental provision on the basis of the reports prepared by independent experts. Amount of the provision reflects the best estimate of the Management Board regarding future expenses.

** including: in 2004 PLN 82,141 thousand as a reclassification of part of the environmental provision from long term to short term, the other part concerns sold sites together with cession on the purchaser of all future, potential liabilities.

(in PLN thousand)

Note 18E

Changes IN OTHER SHORT TERM PROVISIONS	31 December 2004	31 December 2003
a.) balance at the beginning of period	57 748	71 586
environmental provision	39 873	46 602
provision for business risk	17 860	24 860
provision for costs of employee protection program	-	-
other	15	124
b) increases of:	192 651	-
environmental provision **	82 141	-
provision for business risk	36 602	-
provision for costs of employee protection program	44 536	-
other	29 372	-
c) utilization of:	(21 451)	(6 729)
environmental provision	(13 373)	(6 729)
provision for business risk	(8 078)	-
provision for costs of employee protection program	-	-
other	-	-
d) release of:	(2 514)	(7 109)
environmental provision	(2 498)	-
provision for business risk	-	(7 000)
provision for costs of employee protection program	-	-
other	(16)	(109)
Total other short term provisions at the end of period	226 434	57 748
environmental provision *	106 143	39 873
provision for business risk	46 384	17 860
provision for costs of employee protection program	44 536	-
other	29 371	15
Total other short term provisions at the end of period	**226 434**	**57 748**

* In years 2003 and 2004 the amount of provison is calculated based on an estimate made by an independent expert. The Management Board of the Company determined the amount of environmental provision on the basis of the reports prepared by independent experts. Amount of the provision reflects the best estimate of the Management Board regarding future expenses.

**In 2004 the amount in full concems reclassification of part of the environmental provision from long term to short term.

Note 19A

LONG TERM LIABILITIES	31 December 2004	31 December 2003
a) from subsidiaries	-	-
- other financial liabilities relating to bonds	-	-
b) from joint-venture companies	-	-
c) from associates	-	-
d) from significant investor	-	-
e) from dominant company	-	-
f) from other companies	1 407 709	1 356 181
- credit loans and borrowings	1 407 707	1 356 181
- other financial liabilities, including:	2	-
- finance lease liabilities	-	-
- other (by type)	2	-
Total long term liabilities	**1 407 709**	**1 356 181**

Note 19B

LONG TERM LIABILITIES (AGEING)	31 December 2004	31 December 2003
a) between 1 and 3 years old	2	-
b) between 3 and 5 years old	1 407 707	1 356 181
c) over 5 years old	-	-
Total long term liabilities	**1 407 709**	**1 356 181**

Note 19C

LONG TERM LIABILITIES (CURRENCY TYPE)	31 December 2004	31 December 2003
a) in Polish currency	2	-
b) in foreign currencies (by currency and recalculated to zlotys)	1 407 707	1 356 181
b1. in currency USD	236 680	218 063
thousand zlotys	707 768	815 666
b2. in currency EUR	171 596	115 000
thousand zlotys	699 939	540 515
b3. other currencies in thousand zlotys	-	-
Total long term liabilities	1 407 709	1 356 181

(in PLN thousand)

)

TERM LOANS AND BORROWINGS

Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid		Interest rate*	Repayment date	Collateral
		PLN	currency	PLN	currency			
al currency Sindicate Loan / ING as Agent	London	2 358 500	500 000 EUR	699 939	171 596 EUR	Euribor + margin	29.07.2008	voluntary submission to infusement
				707 768	236.680 USD	Libor + margin	29.07.2008	
)TAL				**1 407 707**				

over EURIBOR range at a level of 0.4%
over LIBOR range at a level of 0.4%

Note 19E

There were no long term liabilities from debt securities issued in the Company.

Note 20A

SHORT TERM LIABILITIES	31 December 2004	31 December 2003
a) to subsidiaries	101 997	297 964
- resulting from issuance of commercial papers	-	240 337
- trade liabilities, falling due:	101 951	57 575
- within 12 months	101 951	57 575
- other	46	52
b) to joint-venture companies	582	746
- trade liabilities, falling due:	580	746
- within 12 months	580	746
- other	2	-
c) to associates	11 419	22 684
- resulting from issuance of commercial papers	-	11 005
- trade liabilities, falling due:	11 418	11 679
- within 12 months	11 418	11 679
- other	1	-
d) to significant investor	-	-
e) to dominant company	-	-
f) to other companies	2 661 458	2 841 860
- bank loans and borrowings, including:	5 863	555 675
- long term loans falling due within 1 year	3 242	2 087
- resulting from issuance of commercial papers	-	65 597
- other financial liabilities (resulting from financial instruments)	21 350	27 381
- trade liabilities, falling due:	1 017 552	1 220 744
- within 12 months	1 017 439	1 220 642
- over 12 months	113	102
- purchase of fixed assets	176 239	174 804
- liabilities to insurance companies	12 656	-
- payroll liabilities	2 855	2 204
- budget liabilities	1 389 436	792 158
- other	35 507	3 297
g) special funds (by category):	29 312	30 031
- Company's social fund	23 260	23 979
- Premium fund	447	447
- other	5 605	5 605
Total short term liabilities	2 804 768	3 193 285

Note 20B

SHORT TERM LIABILITIES (CURRENCY TYPE)	31 December 2004	31 December 2003
a) in Polish currency	2 022 565	2 056 241
b) in foreign currencies (by currency and recalculated to zlotys)	782 203	1 137 044
b1. in currency USD	234 878	241 213
thousand zlotys	702 380	901 608
b2. in currency EUR	19 415	49 089
thousand zlotys	79 194	232 486
b3. other currencies in thousand zlotys	629	2 950
Total short term liabilities	2 804 768	3 193 285

(in PLN thousand)

:0C

₹T-TERM LOANS AND BORROWINGS								
Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid		Interest rate conditions*	Repayment date	Collateral
		PLN	currency	PLN	currency			
rt term								
Bank Handlowy w Warszawie S.A.	Warsaw	140 000	-	1 394	-	Wibor + margin	31.07.2005	voluntary submission to infusement
BPH S.A.	Warsaw	100 000	-	1 227	-	Wibor + margin	30.04.2005	authorisation to a current bank account, voluntary submission to infusement
TOTAL		-		2 621				
ng term currently repaid								
Dual currency Sindicate Loan / ING as Agent	London	2 358 500	500 000 EUR	2 276	558 EUR	Euribor + margin	30.03.2005	voluntary submission to infusement
				966	323 USD	Libor+margin	15.03.2005	
TOTAL				3 242				
TOTAL I + II				5 863				

est rates of bank loans taken by the Company are based on WIBOR in case of loans denominated in PLN or LIBOR/EURIBOR in case of loans denominated in foreign currencies.

ıs over WIBOR range from 0.07% to 0.09%.
ıs over EURIBOR range at 0.4%
ɔs over LIBOR range at 0.4%

(in PLN thousand)

Note 20D

As at 31 December 2004 there were no short-term liabilities resulting from debt financial instruments issued.

Note 21A

	31 December 2004	31 December 2003
CHANGES IN NEGATIVE GOODWILL		
a) balance at the beginning of period	-	-
b) increases	-	-
c) decreases	-	-
Negative goodwill at the end of period	-	-

Note 21B

	31 December 2004	31 December 2003
OTHER ACCRUALS AND DEFERRED INCOME		
a) accruals, including:	77 452	92 408
- long term	-	-
- short term (by category)	77 452	92 408
holiday pay accrual	17 374	14 368
cost of loyalty program	54 158	47 945
environment pollution charge	4 921	4 850
cost of Volunteer Retirement Programme	999	25 245
other	-	-
b) deferred income	6 048	1 361
- long term	-	-
- short term (by category)	6 048	1 361
- subventions received	1 258	1 361
- financial means received for financing of fixed assets	4 790	-
- revenues from prepayments	-	-
- other	-	-
Total other accruals and deferred income at the end of period	83 500	93 769

	31 December 2004	31 December 2003
Changes IN OTHER ACCRUALS AND DEFERRED INCOME		
a) accruals at the beginning of period	92 408	58 953
b) increases	38 996	37 865
c) decreases	(53 952)	(4 410)
d) accruals at the end of period	77 452	92 408
e) deferred income at the beginning of period	1 361	5 442
f) increases	17 180	602
g) decreases	(12 493)	(4 683)
h) deferred income at the end of period	6 048	1 361
Total other accruals and deferred income at the end of period	83 500	93 769

Note 22

	31 December 2004	31 December 2003
Net book value (A)	10 470 633	8 410 449
Number of shares (B)	427 709 061	427 709 061
Net book value per share (in zloty) (A/B)	24,48	19,66

Method of calculation of net book value and diluted net book value is described in Note 41 in the description notes

EXPLANATORY NOTES TO THE OFF-BALANCE SHEET ITEMS

Note 23A

	31 December 2004	31 December 2003
Contingent receivables from related companies	-	-
a) guaranties and sureties received	-	-
b) other	-	-
Contingent receivables from related companies	-	-

Note 23B

	31 December 2004	31 December 2003
Contingent liabilities from related companies	-	-
a) guaranties and sureties granted, including:	764 863	961 156
- for subordinated companies	764 863	961 156
b) pledge on shares, including:	453 699	-
- for joint-venture companies	453 699	-
Contingent liabilities from related companies	1 218 562	961 156

(in PLN thousand)

Explanatory notes to income statement

Note 24A

NET SALES OF PRODUCTS (TYPE OF SALES)	2004	2003
- from related companies	5 122 655	4 382 374
a. sales of products	26 533 578	22 688 177
b. sales of services	206 221	132 779
c. hedge transactions	61 351	-
d. sales of products - other	140 520	109 899
Total net sales products	**26 941 670**	**22 930 855**

Note 24B

NET SALES OF PRODUCTS (BY TERRITORY)	2004	2003
a) domestic sales, including:	25 741 872	22 091 203
- from related companies	5 122 655	4 382 374
b) export sales, including:	1 199 798	839 652
- from related companies	-	-
Total net sales of products	**26 941 670**	**22 930 855**

Note 25A

NET SALES OF GOODS FOR RESALE AND MATERIALS (TYPE OF SALES)	2004	2003
- from related companies	125 804	274 416
a. sales of products	2 027 993	1 686 365
b. sales of services	26 626	12 218
c. other sales	-	525
Total net sales of goods for resale and materials	**2 054 619**	**1 699 108**

Note 25B

NET SALES OF GOODS FOR RESALE AND MATERIALS (BY TERRITORY)	2004	2003
a) domestic sales, including:	2 042 507	1 702 129
- from related companies	125 804	274 416
b) export sales, including:*	12 112	(3 021)
- from related companies	-	-
Total net sales of goods for resale and materials	**2 054 619**	**1 699 108**

* in 2003 adjustment of sale related to previous period

Note 26

COSTS BY TYPE	2004	2003
a) depreciation	770 066	793 162
b) usage of materials and energy	11 434 705	9 551 763
c) external services	1 425 428	1 503 371
d) taxes and other charges	10 122 200	9 400 802
e) wages and salaries	478 014	447 544
f) social insurance and other charges	91 852	86 765
g) other costs	219 014	203 211
Total costs by type	**24 541 279**	**21 986 618**
Changes in the position of stocks and accruals	130 449	241 479
Cost of products and services for own use (negative value)	(66 466)	(71 143)
Sales and distribution costs (negative value)	(11 519 629)	(10 821 292)
General and administration expenses (negative value)	(552 391)	(604 456)
Cost of products	**12 533 242**	**10 731 206**

(in PLN thousand)

Note 27

OTHER OPERATING INCOME	2004	2003
a) releases of provisions	3 423	18 556
environmental provision	2 582	10 802
provision for business risk	-	7 000
other	841	754
b) reversal of impairment write-offs of assets	109 622	46 143
impairment of receivables	73 279	39 859
impairment of tangible assets	36 324	2 754
provision for inventories	19	3 530
c) other, including:	54 188	272 572
income from recovery of current assets	647	727
income from perpetual usufruct	3 439	4 107
fines, indemnities and penalties received	19 131	5 925
stocktaking discrepancies	1 935	5 839
difference in contribution in kind	-	225 631
other	29 036	30 343
Total other operating income	167 233	337 271

Note 28

OTHER OPERATING COSTS	2004	2003
a) setting-up provisions for:	226 590	48 804
environmental provision	76 506	47 681
provision for business risk	50 559	-
provision for costs of employee protection program	70 000	-
other	29 525	1 123
b) impairment write-offs of assets, including:	80 239	60 426
impairment of receivables	80 239	60 426
c) other, including:	53 940	59 500
write off of overdue accounts receivable	8 533	5 476
donations	13 498	5 040
stock count differences	8 003	4 362
fines, indemnities and penalties paid	2 875	777
court costs	1 668	1 600
costs and losses due to administration of goods for resale and materials	957	6 191
costs and losses due to recovery of damages	5 816	10 734
input VAT not recoverable	-	8 623
other	12 590	16 697
Total other operating costs	360 769	168 730

(in PLN thousand)

Note 29A

DIVIDENDS RECEIVED AND SHARES IN PROFITS	2004	2003
a) from related entities, including:	24 778	20 491
- from subsidiary companies	12 397	9 680
- from joint-ventures	-	-
- from associates	12 381	10 811
- from significant investor	-	-
- from dominant company	-	-
b) from other entities	68 216	46 509
Total dividends received and share in profits	92 994	67 000

Note 29B

INTEREST INCOME	2004	2003
a) from loans granted and purchase of debt securities	21 228	10 614
from related entities, including:	108	-
- from subsidiary companies	108	-
- from joint-ventures	-	-
- from associates	-	-
- from significant investor	-	-
- from dominant company	-	-
from other entities	21 120	10 614
b) other interest income	15 538	27 638
from related entities, including:	3 470	4 583
- from subsidiary companies	3 233	4 554
- from joint-ventures	62	3
- from associates	175	26
- from significant investor	-	-
- from dominant company	-	-
from other entities	12 068	23 055
Total interest income	36 766	38 252
INTEREST INCOME		
a) from loans granted and debt securities purchased	21 228	10 614
- received	15 207	10 614
- not received	6 021	-
b) other interest	15 538	27 638
- received	5 698	3 512
- not received	9 840	24 126
Total interest income	36 766	38 252

Note 29C

OTHER FINANCIAL INCOME	2004	2003
a) foreign exchange gains	381 747	75 170
- realized	99 475	75 170
- unrealized	282 272	-
b) release of provisions (by category)	11 804	22 242
- for interest on receivables	11 804	22 242
c) other	5 196	8 056
Total other financial income	398 747	105 468

Note 30A

INTEREST EXPENSES	2004	2003
a) from credits, loans and securities issued	57 394	102 758
- to related entities	4 005	3 749
- to subsidiary companies	3 543	3 609
- to joint-ventures	-	-
- to associates	462	140
- to significant investor	-	-
- to dominant company	-	-
- to other entities	53 389	99 009
b) other interest	2 105	5 391
- to related entities	56	6
- to subsidiary companies	56	6
- to joint-ventures	-	-
- to associates	-	-
- to significant investor	-	-
- to dominant company	-	-
- to other entities	2 049	5 385
Total interest expenses	59 499	108 149

(in PLN thousand)

INTEREST EXPENSES	2004	2003
a) from credits, loans and securities issued	57 394	102 758
- paid	54 152	99 992
- not paid	3 242	2 766
b) other interest	2 105	5 391
- paid	2 049	5 267
- not paid	56	124
Total interest expense	59 499	108 149

Note 30B

OTHER FINANCIAL EXPENSES	2004	2003
a) foreign exchange losses	-	112 391
- realized	-	-
- unrealized	-	112 391
b) release of provisions (by categories)	55 978	24 150
- for receivables	44 605	-
- for interest on receivables	11 373	24 150
c) other financial expenses	46 537	33 709
Total other financial expenses	102 515	170 250

Note 31

PROFIT (LOSS) ON INVESTMENTS SOLD	2004	2003
a) profit on sales of stakes/shares	16 082	50 749
b) loss on sales of stakes/shares	-	-
Total profit (loss) from sale of shares in subordinated entities	16 082	50 749

Note 32

EXTRAORDINARY GAINS	2004	2003
a) accidental	-	1
b) other	-	-
Total extraordinary gains	-	1

Note 33

EXTRAORDINARY LOSSES	2004	2003
a) accidental	2	-
b) other	-	-
Total extraordinary losses	2	-

Note 34A

CORPORATE INCOME TAX - CURRENT	2004	2003
1. Gross profit	2 892 827	1 148 241
2. Differences between gross profit (loss) and taxable income, including:	232 249	(13 178)
a) permanent differences between gross profit (loss) and taxable income	(55 893)	(136 516)
b) temporary differences between gross profit and taxable income	288 809	115 592
c) other differences between gross profit and taxable income	(667)	7 746
3. Taxable income	3 125 076	1 135 063
4. Income tax according to tax rate for the year	593 764	306 467
5. Tax allowances and increases	-	-
6. Current income tax as declared in the CIT declaration	593 764	306 467
- as presented in the profit and loss account	593 764	306 467
- relating to decreases or increases of equity	-	-
- relating to decreases or increases of goodwill or negative goodwill	-	-

(in PLN thousand)

Note 34B

DEFERRED CORPORATE INCOME TAX, AS IN PROFIT AND LOSS ACCOUNT	2004	2003
- decrease (increase) relating to temporary differences and reversals of temporary differences	(30 776)	(43 767)
- decrease (increase) relating to changes in tax rates	-	(61 724)
- decrease (increase) relating to previously unrecognised tax losses, tax allowances or temporary differences from the previous period	-	-
- decrease (increase) relating to write-off of deferred tax asset or inability to realise deferred tax liability	-	-
- other	-	-
Total deferred corporate income tax	(30 776)	(105 491)

Note 34C

TOTAL DEFERRED TAX	2004	2003
- within the equity	17 559	(939)
- within goodwill or negative goodwill	-	-

Note 34D

CORPORATE INCOME TAX PRESENTED IN P&L RELATING TO:	2004	2003
- activity suspended	-	-
- result on extraordinary operations	-	-

Note 35

OTHER OBLIGATORY CHARGES ON PROFIT (INCREASES OF LOSS):	2004	2003
Total other obligatory charges on profit (increases of loss)	-	-

Note 36

NET PROFIT (LOSS) FROM SUBORDINATED ENTITIES ACCOUNTED FOR ON AN EQUITY BASIS (BY TYPE)	2004	2003
Total net profit (loss) from subordinated entities accounted for on an equity basis	-	-

Note 37

Distribution of profit for the year 2003 as well as declared distribution of profit for year 2004 and retained profit from previous years are presented in Note 40 in explanatory decsription notes.

Note 38

Calculation of profit per share	2004	2003
Net profit for 12 months	2 329 839	947 265
Weighted average number of ordinary shares	427 709 061	420 804 797
Earnings per ordinary share (in zloty)	5,45	2,25
Diluted weighted average number of shares	-	-
Diluted earnings per ordinary share (in zloty)	-	-

Calculation of earnings and diluted earning per ordinary share is presented in Note 39 in description notes.

(in PLN thousand)

Note 39. Method of calculation of earnings and diluted earnings per ordinary share for the years ended 31 December 2004 and 31 December 2003

		2004	2003
Net profit for 12 months (in PLN)	(A)	2,329,839,481.72	933,780,782.19
Weighted average number of ordinary shares	(B)	427,709,061	420,804,797
Earnings per ordinary share (in PLN)	(A/B)	5.45	2.22
Weighted average expected number of ordinary shares	C	-	-
Diluted earnings per ordinary share (in PLN)	(A/C)	-	-

The Company calculates earnings and diluted earnings per ordinary share according to IFRS.

Note 40. Suggested distribution of the profit of the Company for 2004 and distribution of undistributed profit from the previous years and distribution of profit for 2003

a) Suggested distribution of profit for the year 2004

According to the accepted policy of the company the Management Board suggests:

Dividend (PLN 1.62 per share)	692,888,678.82
Capital reserve	1,632,950,802.90
Charge to the Company's Social Fund	4,000,000.00

Total	2,329,839,481.72
	==========

b) Suggested distribution of undistributed profit from the previous years resulting from the change of the accounting rules

Capital reserve	24,952,860.27

c) According to the resolution of General Meeting of Shareholders profit for the year 2003 was distributed in the following way:

Dividend (PLN 0.65 per share)	278,010,889.65
Capital reserve	651,769,892.54
Charge to the Company's Social Fund	4,000,000.00

Total	933,780,782.19
	==========

(in PLN thousand)

Note 41. Method of calculation of net book value and diluted net book value per share as at 31 December 2004 and 31 December 2003

		2004	2003
Net book value (in PLN)	(A)	10,470,633,308.83	8,410,449,923.90
Number of shares	(B)	427,709,061	427,709,061
Net book value per share (in PLN)	(A/B)	24.48	19.66
Expected number of shares	(C)	-	-
Diluted net book value per share (in PLN)	(A/C)	-	-

The Company calculated net book value and diluted net book value per share according to IFRS.

(in PLN thousand)

NOTES TO CASH FLOW STATEMENT

Information about cash and cash equivalents is presented in Note 9.

Note 42. Classification of the Company activities in cash flow statement

The classification of the Company activities into operating investing and financing activities is as follows:

- Operating activity includes transactions and events connected with the Company's core activity, not enumerated in financing and investing activities for example: repayment of liabilities cash inflow from sales of finished products or goods for resale, income tax payments, collection of receivables from sales;
- Investing activity includes mainly inflows and outflows connected with purchase or sale of fixed assets and with purchase or sale of securities;
- Financing activity includes mainly the securing of equity capital and loan capitals as well as their repayment and maintenance.

a) The reasons for differences between balance sheet changes of selected balance sheet items and changes presented in cash flow statement

Receivables:	2004	2003
Balance sheet change in net value of long- and short-term receivables net	(472,831)	(272,434)
Change in receivables resulting from the return of the additional payments to ORLEN Powiernik	(230,299)	-
Change in investment receivables	(20,862)	164,699
Contribution of receivables to Basell ORLEN POLYOLEFINS Sp. z o.o. („BOP")	-	(88,067)
Other	(5,811)	(39,081)
Change in receivables within cash flow statement	(729,803)	(234,883)

Liabilities:	2004	2003
Balance sheet change in short- and long-term liabilities	(336,989)	30,707
Change in loans and borrowings	498,286	(414,827)
Change in liabilities from issued securities	316,939	83,731
Change in liabilities from issued convertible bonds	-	230,299
Adjustment for the liabilities due to valuation of managerial options	-	41,426
Change in investment liabilities	(1,435)	(56,273)
Distribution of profit to Social Fund	(4,000)	(4,000)
Other	(3,411)	5,032
Change in short- and long-term liabilities within cash flow statement	469,390	(83,905)

Accruals and prepayments:	2004	2003
Balance sheet change in accruals and prepayments	178,969	114,145
Change in prepayments for loan commission	(2,184)	10,066
Other	-	289
Change in accruals and prepayments within cash flow statement	176,785	124,500

Provisions:	2004	2003
Balance sheet change in provisions	213,228	(77,149)
Change in provision for deferred tax recognised in equity	(17,559)	939
Contribution of provisions to BOP	-	4,115
Change in provisions within cash flow statement	195,669	(72,095)

(in PLN thousand)

Inventory:	2004	2003
Balance sheet change of inventory	(115,921)	(90,929)
Contribution of inventory to BOP	-	(35,487)
Other	-	1,435
Change in inventory within cash flow statement	(115,921)	(124,981)

b) Other captions in cash flow statement

- In the cash flow statement for 2004 amount of PLN 235,195 thousand is presented as item B.I.4 in investing activities. This amount includes:

Return of the additional payments to the ORLEN Powiernik capital	230,299
Other	4,896
Total	235,195

- In the cash flow statement for 2004 amount of PLN (250,733) thousand is presented item B.II.4 in investing activities. This amount includes:

Short-term loan granted to ORLEN Deutschland	(244,800)
Other	(5,933)
Total	(250,733)

c) Relation between presentation of income tax (income tax paid) under accrual (in income statements) and cash basis

A. Income tax presented in income statement	(562,988)
- change in deferred tax liabilities (excluding provisions recognized in equity)	(30,776)
B. Income tax according to tax declaration – charge to income statement	(593,764)
- change in provision for income tax within equity	17,559
C. Income tax according to tax declaration	(576,205)
- change in income tax receivable	43,385
D. Income tax paid	(532,820)

(in PLN thousand)

d) Changes introduced to the financial statements for 2004 according to changes in assets and liabilities valuation

Description of cash flow statement's captions	Financial data disclosed in financial statements for 2003	Comparative financial data for 2003 disclosed in financial statements for 2004	Differences
I. Net (loss) profit	933,781	947,265	13,484
A.II.4. Foreign exchange gains/losses	37,582	26,211	(11,371)
A.II.7. Changes in reserves	(73,706)	(72,095)	1,611
A.II.10 Changes in short-term liabilities excluding loans and borrowings	(80,181)	(83,905)	(3,724)

Due to changes in the Accounting Act the Company changed fixed exchange rates used for valuation of assets and liabilities denominated in foreign currencies. The effect of those changes is presented in the comparative data.

ADDITIONAL EXPLANATORY NOTES CONCERNING REPORTING BY BUSINESS AND GEOGRAPHICAL SEGMENTS

Note 43. Selected financial data by the Company's segments of operations

Business segments

The operations of the Company are divided into two main segments: Refining Segment and Chemical Segment.
- The Refining Segment comprises crude oil processing as well as wholesale and retail trade in refinery products primarily fuels
- The Chemical Segment encompasses production and sales of petrochemicals.

The other operations include among others: support functions, as well as repair and maintenance.
Segment profits and assets were specified before inter-segment eliminations. Internal prices in inter-segment sales are similar to market prices.

(in PLN thousand)

Segment:	Refining		Chemicals		Other operations		Eliminations		Total	
	for year ended		for year ended		for year ended		for year ended		for year ended	
	31 December 2004	31 December 2003	31 December 2004	31 December 2003	31 December 2004	31 December 2003	31 December 2004	31 December 2003	31 December 2004	31 December 2003
Revenue										
External sales	26,023,899	22,314,502	2,626,901	2,060,964	345,489	254,497			28,996,289	24,629,963
Inter-segment sales	3,023,224	2,689,151	1,473,553	1,372,944	626,651	634,537	(5,123,428)	(4,696,632)	-	-
Total revenue	29,047,123	25,003,653	4,100,454	3,433,908	972,140	889,034	(5,123,428)	(4,696,632)	28,996,289	24,629,963
Total costs	(26,504,763)	(23,773,187)	(3,435,896)	(3,216,881)	(947,314)	(867,338)	5,123,428	4,696,632	(25,764,545)	(23,160,774)
Other operating income	114,913	56,868	21,546	238,452	41,922	27,808			178,381	323,128
Other operating costs	(263,660)	(135,955)	(58,015)	(23,122)	(80,293)	(56,035)			(401,968)	(215,112)
Result										
Segment result	2,393,613	1,151,379	628,089	432,357	(13,545)	(6,531)			3,008,157	1,577,205
Unallocated corporate income									33,301	19,066
Unallocated corporate expenses									(436,518)	(424,108)
Profit from operations									2,604,940	1,172,163
Financial income									545,120	261,514
Financial costs									(257,231)	(285,437)
Loss on disposal of all or part of stakes in subsidiaries										
Gross profit									2,892,829	1,148,240
Extraordinary gains									-	1
Extraordinary losses									(2)	-
Profit before taxation									2,892,827	1,148,241
Income taxes									(562,988)	(200,976)
Other obligatory charges on profit/loss									-	-
Net profit									2,329,839	947,265

(in PLN thousand)

formation	**Refining** as at 31 December 2004	**Refining** as at 31 December 2003	**Chemicals** as at 31 December 2004	**Chemicals** as at 31 December 2003	**Other operations** as at 31 December 2004	**Other operations** as at 31 December 2003	**Total** as at 31 December 2004	**Total** as at 31 December 2003
ıssets	8,270,382	8,227,701	2,126,924	1,299,810	1,085,084	1,382,713	11,482,390	10,910,224
ed corporate assets							4,152,622	2,798,634
sets							**15,635,012**	**13,708,858**
liabilities	2,069,677	1,879,642	103,354	124,439	287,000	167,882	2,460,031	2,171,963
ted corporate liabilities							2,704,348	3,126,446
ıbilities							**5,164,379**	**5,298,409**

Segment:	**Refining for year ended** 31 December 2004	**Refining for year ended** 31 December 2003	**Chemicals for year ended** 31 December 2004	**Chemicals for year ended** 31 December 2003	**Other operations for year ended** 31 December 2004	**Other operations for year ended** 31 December 2003	**Total for year ended** 31 December 2004	**Total for year ended** 31 December 2003
plant equipment and intangible assets ures	297,288	378,890	626,503	488,013	33,272	86,272	957,063	953,175
plant equipment and intangible assets ures unallocated to segments							34,455	34,939
operty plant equipment and intangible penditure							**991,518**	**988,114**
depreciation	587,415	567,321	46,834	67,024	104,220	124,209	738,469	758,554
ted assets depreciation							31,597	34,608
epreciation							**770,066**	**793,162**
sh expenses other than depreciation	187,458	83,386	15,381	9,064	75,881	40,942	**278,720**	**133,392**

(in PLN thousand)

Geographical segments

The Company operates primarily in Poland. The table below presents the Company's sales by geographical markets for years ended 31 December 2004 and 31 December 2003:

Segment	Refining for year ended		Chemicals for year ended		Other operations for year ended		Total for year ended	
	31 December 2004	31 December 2003	31 December 2004	31 December 2003	31 December 2004	31 December 2003	31 December 2004	31 December 2003
Domestic sales	25,248,957	21,820,505	2,189,933	1,718,503	345,489	254,324	27,784,379	23,793,332
Export sales	774,942	493,997	436,968	342,461	-	173	1,211,910	836,631
Total external sales	**26,023,899**	**22,314,502**	**2,626,901**	**2,060,964**	**345,489**	**254,497**	**28,996,289**	**24,629,963**

(in PLN thousand)

ADDITIONAL EXPLANATORY NOTES

Note 44. Financial instruments

a. Derivative transactions

The purpose of risk management in the Company is to reduce the fluctuations of cash flows and financial result by taking advantage of derivatives to hedge the main factors influencing their fluctuations.

According to „Market risk management policy of PKN ORLEN S.A" the main goal of the Company in the area of market risk management is reducing the fluctuations of cash flows and potential economic losses caused by the occurrence of events which might have a negative impact on the Company's results. Managing market risk involves the processes of identification, measurement and description of ways for minimizing the risk, including aspects of the exchange rates fluctuations, fluctuations of interests rates, and prices of goods.

The main purpose of concluded hedging transactions was to stabilize financial results by minimizing the risk to which the Company is exposed.
Thanks to hedging transactions, for which characteristic of market changes is adversely correlated with changes in revenues from sale of petrochemical products, the Company significantly reduced fluctuations of revenues from sale of the above mentioned products in 2004. The Company uses currency-interest swap transactions EUR/PLN to hedge its revenues from sales of petrochemical products – such transactions limit the risk connected with revenues denominated in EUR. The Company introduced the cash flow hedge accounting standards for such transactions starting from 1 January 2004. The effective part of hedges recognized in capital reserve as at 31 December 2004 amounts to PLN 93,757 thousand (hedges entirely effective) in comparison to PLN 53,028 thousand recorded in profit and loss as at 31 December 2003.
In 2003 derivatives were presented as the assets held for trade. In connection with the Company's adoption of the hedge accounting starting on 1 January 2004, the instruments were reclassified to the financial assets held for sale.

In June 2004 the Company signed the contingent purchase agreement of Unipetrol a.s. shares with Czech Republic Government. In relation to the above, the Company decided to hedge the PLN/CZK exchange rate with forward contracts. The hedge accounting standards are not applied for this group of transactions.

Additionally as at 31 December 2004 in the Company's portfolio there were swaps EUR/PLN which hedged the loan granted to the one of subsidiaries as trade instruments. Due to its short term character the Company decided not to apply the hedge accounting.

The Company measures its derivative instruments at fair value using models for financial instruments valuations which base on public data available from active markets. Transactions can be concluded only with reliable partners admitted to take part in transactions under obligatory procedures approved in the Company and under limits granted. According to „Market risk management policy of PKN ORLEN S.A" it is not allowed to conclude transactions for speculative goals. All transactions concluded are reflected in physical transactions and hedge the risk directly resulting from adequate real transactions or they belong to the group of probable transactions defined in IAS 39 and Decree of the Minister for Finance dated 12 December 2001 on detailed rules of recognition and valuation methods, scope of disclosure, and way of presentation of financial instruments with further changes.

Derivative transactions -continued
Swap and forward transactions

Company	Type of forward transaction	Opening transaction date	Period of transaction	Amount bought forward (in thousand PLN)	Interest rate for the amount bought forward**	Exchange rate**
PKN ORLEN	Currency-interest swap (EUR/PLN) depreciated using the straight-line method*		20.10.2003-29.09.2006	224,136.0	2.4%	4.5
PKN ORLEN	Currency-interest swap (EUR/PLN) depreciated using the straight-line method*	08.10.2003	20.10.2003-29.09.2006	224,284.5	2.4%	4.5
PKN ORLEN	Currency-interest swap (EUR/PLN) depreciated using the straight-line method*	10.10.2003	20.10.2003-29.09.2006	225,720.0	2.4%	4.6
PKN ORLEN	Currency swap (EUR/PLN) depreciated using the straight-line method*	15.10.2003	18.12.2003-30.11.2006	814,968.0	0.0%	5.5
PKN ORLEN	Swap EUR/PLN	17.12.2003	23.12.2004-04.02.2005	82,004.0	0.0%	4.1
PKN ORLEN	Swap EUR/PLN	23.12.2004	23.12.2004-14.02.2005	82,114.0	0.0%	4.1
PKN ORLEN	Swap EUR/PLN	23.12.2004	23.12.2004-25.02.2005	82,276.0	0.0%	4.1
PKN ORLEN	Currency forward CZK/PLN	23.12.2004	30.11.2004-28.01.2005	54,790.0	0.0%	0.1
PKN ORLEN	Currency forward CZK/PLN	30.11.2004	30.11.2004-28.01.2005	273,950.0	0.0%	0.1
PKN ORLEN	Currency forward CZK/PLN	30.11.2004	30.11.2004-28.01.2005	54,828.0	0.0%	0.1
PKN ORLEN	Currency forward CZK/PLN	30.11.2004	30.11.2004-28.01.2005	54,828.0	0.0%	0.1
PKN ORLEN	Currency forward CZK/PLN	30.11.2004	30.11.2004-28.01.2005	164,934.0	0.0%	0.1
PKN ORLEN	Currency forward CZK/PLN	30.11.2004	30.11.2004-28.01.2005	54,790.0	0.0%	0.1
PKN ORLEN	Currency forward CZK/PLN	30.11.2004	30.11.2004-28.01.2005	109,580.0	0.0%	0.1
PKN ORLEN	Currency forward CZK/PLN	30.11.2004	30.11.2004-28.01.2005	164,149.2	0.0%	0.1
		30.11.2004				

* Financial instruments are valuated at the end of financial period at fair value while interests are calculated monthly on the unamortized part of the base amount of the financial instrument

** Interest rates and exchange rates rounded to one decimal

Fair value and flows from swap transactions EUR/PLN for which hedge accounting is applied

Date of payments of the amount bought forward	Date of payments of the amount sold forward	Amount received by PKN ORLEN S.A. in 12 months period ended 31 December 2004 (in thousand PLN)	Amount paid by PKN ORLEN S.A. in 12 months period ended 31 December 2004	Fair value as at 31 December 2004	Fair value as at 31 December 2003 (in thousand PLN)
Last working day of the month	-	61,673	331	146,785	53,028

Change in the fair value of all the hedging instruments

	Financial assets – hedge transactions – derivative instruments	**Financial liabilities – hedge transactions – derivative instruments**
Fair value as at 1 January 2004	**53,028**	-
INCREASES	94,020	-
- acquisition , establishing, drawing	-	-
- valuation	-	-
- revaluation	94,020	-
- reclassification	-	-
DECREASES	-	(17,138)
- sale, release, repayment	-	-
- valuation	-	-
- revaluation		(17,138)
- reclassification	-	-
Fair value as at 31 December 2004	**147,048**	**(17,138)**

(in PLN thousand)

b. Changes of financial instruments by categories

Changes of particular categories of financial assets (except for cash and cash equivalents) and financial liabilities of the Company for the year ended 31 December 2003 and 31 December 2004 are the following:

Balance sheet value net	Financial assets held for trading	Financial assets held to maturity	Financial assets available for sale	Loans granted and own receivables	Financial liabilities held for trading
1 January 2003	21,214	-	501,212	101,207	596
- increases	86,785	-	2,120	10,614	1,464
- acquisition, establishing, drawings	85,000	-	2,120	-	-
- revaluation	-	-	-	-	-
- other	1,785	-	-	10,614	1,464
- decreases	(22,170)	-	(4,363)	(111,821)	(596)
- sale, release, repayments	-	-	(1,984)	(111,821)	-
- revaluation	-	-	(2,379)	-	-
- other	(22,170)	-	-	-	(596)
31 December 2003	85,829	-	498,969	-	1,464
Balance sheet presentation					
Long term investments	-	-	498,969	-	-
Short term receivables	-	-	-	-	-
Short term investments	85,829	-	-	-	-
Short term liabilities	-	-	-	-	1,464
Total	85,829	-	498,969	-	1,464

(in PLN thousand)

Balance sheet value net	Financial assets held for trading	Financial assets held to maturity	Financial assets available for sale	Loans granted and own receivables	Financial liabilities held for trading
1 January 2004	85,829	-	498,969	-	1,464
- increases	14,833	3,323,805	187,795	244,848	15,367
- acquisition, establishing, drawings	-	3,317,891	-	244,848	-
- revaluation	-	5,914	108,851	-	-
- reclassification *	-	-	78,944	-	-
- other	14,833	-	-	-	15,367
- decreases	(93,692)	(2,306,906)	(40,861)	-	(12,619)
- sale, release, repayment		(2,306,906)	(3)		
- revaluation	-		(111)	-	-
- reclassification *	(78,944)	-	-	-	-
- other	(14,748)	-	(40,747)	-	(12,619)
31 December 2004	6,970	1,016,899	645,903	244,848	4,212
Balance sheet presentation					
Long term investments	-	-	498,855	-	-
Short term receivables	-	-	-	-	-
Short term investments	6,970	1,016,899	147,048	244,848	-
Short term liabilities	-	-	-	-	-
Total	6,970	1,016,899	645,903	244,848	4,212

* the effect of applying the hedge accounting rules in 2004

(in PLN thousand)

Value of long term financial assets available for sale valued at adjusted purchase price as at 31 December 2003 amounted to PLN 498,628 thousand and included mainly shares and stakes with no active market.
Fair value of short term financial assets available for sale as at 31 December 2003 amounted to PLN 85,829 thousand and included derivative instruments and embedded derivatives.

Value of long term financial assets available for sale valued at adjusted purchase price as at 31 December 2004 amounted to PLN 498,498 thousand and included mainly shares and stakes with no active market.
In case of derivatives for which hedge accounting is not applicable, the Company presents derivative transactions with positive fair value as financial assets held for trading and derivative transactions with negative fair value as financial liabilities held for trading.
Value of short term financial assets held to maturity as at 31 December 2004 amounted to PLN 1,016,899 thousand and included buy-sell-back transactions for bonds and treasury bills.
Fair value of short term financial assets available for sale as at 31 December 2004 includes hedged derivatives of the Company.

Other financial instruments were more described in notes: 4, 9, 15, 19, 20.

c. Interest from debt securities, loans granted and own receivables

year ended 31 December 2003	realised	unrealised with maturity				**interest total**
		to 3 months	3-12 months	above 12 months	total	
Interest from financial assets held for trading	-	-	-	-	-	-
Interest from financial assets held to maturity	-	-	-	-	-	-
Interest from financial assets available for sale	-	-	-	-	-	-
Interest from loans granted and own receivables	10,614	-	-	-	-	10,614
Total	**10,614**	**-**	**-**	**-**	**-**	**10,614**

year ended 31 December 2004	realised	unrealised with maturity				**interest total**
		to 3 months	3-12 months	above 12 months	total	
Interest from financial assets held for trading	-	-	-	-	-	-
Interest from financial assets held to maturity	15,207	5,913	-	-	5,913	**21,120**
Interest from financial assets available for sale	-	-	-	-	-	-
Interest from loans granted and own receivables	-	108	-	-	108	108
Total	**15,207**	**6,021**	**-**	**-**	**6,021**	**21,228**

(in PLN thousand)

d. Interests from financial liabilities

year ended 31 December 2003	realised	unrealised with maturity				interest total
		to 3 months	3-12 months	above 12 months	total	
Interest from financial liabilities held for trading	-	-	-	-	-	-
Interest from other short term financial liabilities	83,784	680	-	-	680	**84,464**
Interest from long term financial liabilities	16,208	2,086	-	-	2,086	**18,294**
Total	**99,992**	**2,766**	**-**	**-**	**2,766**	**102,758**

year ended 31 December 2004	realised	unrealised with maturity				interest total
		to 3 months	3-12 months	above 12 months	total	
Interest from financial liabilities held for trading	-	-	-	-	-	-
Interest from other short term financial liabilities	19,829	-	-	-	-	**19,829**
Interest from long term financial liabilities	34,323	3,242	-	-	3,242	**37,565**
Total	**54,152**	**3,242**	**-**	**-**	**3,242**	**57,394**

e. Put/call option of shares/stakes

The Company owns the following put option for shares/stakes, which is not presented in the balance sheet as at 31 December 2004:

- **Put option of AW S.A. Holland II BV ("AWSA") shares**

The Company has a put option of shares of AWSA Holland II B.V. at each demand of PKN ORLEN S.A. up to 31 December 2006 and a put option which can be exercised up to 1 January 2038 in case of withdrawal of Kulczyk Holding S.A. from the investment. Management of the Company asses that both options are fully exercisable.
Additionally PKN ORLEN S.A. provided Kulczyk Holding S.A. with a call option on AWSA Holland II B.V. realisable on each demand handed in between 1 January 2005 and 31 December 2006.
Shares of AWSA are not traded on an active market and their fair value being base for the option valuation cannot be reliably measured in the view of the Management Board. Therefore neither put nor call option issued by the Company have not been valued.

f. Information on interest rate risk

- The Company's liabilities are held until the date of maturity.
- Effective interest rate for financial liabilities is similar to nominal interest rate (the Company is not charged with bank commissions for most of loans and loan margins are at relatively low level).
- Financial surplus is located mainly in treasury securities, i.e. bills and/or bonds, which are issued by the Ministry of Treasury.

(in PLN thousand)

The Company uses financing by bank loans. Changes in interest rates influence amount of financial costs incurred by the Company. Increase in interest rates would result in increase of financial cost incurred by the Company, and particularly of interest costs from credits and loans, adequate to the actual amount of financing used, which would be in great part balanced by increase in profitability of financial instruments of depository character that are in the Company's portfolio.

- The biggest credit involvement of the Company in one bank amounts to 8.78%, in the opinion of the Company's Management Board there is no risk of debt concentration in one bank.
- Banks secure their interests with corresponding records in the loan agreements. In case of sadden and significant deterioration of financial situation of the debtor, banks are entitled to demand earlier repayment of the loans.

g. Information on credit rate risk

According to the Management of the Company there is no significant risk connected with receivables related to financial instruments or borrowings granted by the Company.

Note 45. Contingent liabilities and risks

a) Guarantees and other contingent liabilities

Type of liability as at 31 December 2004	
Guarantees granted, including:	1,218,562
- to subsidiaries (i)	611,900
- joint controlled units	606,662
Other contingent liabilities, including:	14,761
- claim of individuals (ii)	900
- claim of legal entities (iii)	13,861
Total	1,233,323

(i) including guarantee for Orlen Deutschland totalling PLN 547,911 thousand

(ii) contingent liabilities concern a claim of an individual against third parties sued for PLN 900 thousand due to an accident of a family member

(iii) liabilities of legal entities including a claim of Rec Investments Sp. z o.o. in the amount of PLN 5,000 thousand and a claim of DEC in the amount of PLN 8,861 thousand.

b) Investments allowance

According to the Decree of the Council of Ministry from 25 January 1994 (Journal Law No 39) on Investment Expenditures and article 18a of the Corporate Income Tax Act (binding until 31 December 1999), and article 3.1 on Amendment of the Corporate Income Tax Act from 20 November 1999 (binding since 1 January 2000), according to which the taxpayer was entitled to decrease the taxable basis in the tax year by investment expenditures and in the subsequent year to decrease it by half of the amount of investment expenditures reducing the tax basis in the previous year (called "investment bonus"). For 1998-2003 financial years the Company benefited from the investment allowances in the following amounts (deductions from taxable income):

(in PLN thousand)

Company	Tax allowance	Tax bonus
Year 1998	294,689	168,397
Year 1999	258,662	129,331
Year 2000	167,444	107,538
Year 2001	98,444	40,485
Year 2002	13,845	49,222
Year 2003	-	6,923
Total	833,084	501,896

These allowances and bonuses are conditional. The Corporate Income Tax regulations provide for the loss of entitlement to investment allowances within 3 years from the end of the fiscal year in which the allowance was exercised, if any of the following circumstances arise:

1) the taxpayer has outstanding tax liabilities for particular years in relation to particular taxes paid, constituting the state budget's income, and insurance pension premiums exceeding separately for each title (and for each tax separately as well) 3% of amount due for these years; in case of value added tax outstanding payments can not exceed 3% of VAT due;

2) the taxpayers transfer - in any form - the ownership of items that were subject to income deductions or tax reduction; this does not concern the transfer of ownership resulting from the change of an entity's legal form, merger or division of hitherto companies, performed on the basis of the Commercial Code's regulations;

3) the legal basis for the treatment of fixed assets as used under lease, tenancy agreements or other similar agreements as a component of the taxpayer's property ceases to exist;

4) the taxpayer will be put into liquidation or is declared bankrupt;

5) the taxpayer will get reimbursement for investment expenses in any form.

Tax authorities may also refuse a right to tax allowances if the taxpayer had been charged with outstanding tax liabilities at the moment in which the tax incentives deductions were recognised.

According to the Act on the Amendment of the Corporate Income Tax Act dated 20 November 1998 (Journal of Law no 144, position 931), when evaluating loss of right to deductions made on the basis of article 18a of the Act on Corporate Income Tax (being in force till 31 December 1999) and article 3.1 of the Act on the Amendment of the Corporate Income Tax from 20 November 1999, (being in force since 1 January 2000), which was mentioned in point 1 above, it is stipulated that taxpayers do not lose this right if the taxpayer adjusts the tax declaration and settles the outstanding payments with penalty interest or within 14 days since receiving the decision of first instance body stating tax liability, settles such liability together with interests due.

c) Excise tax – contingent liability of Rafineria Trzebinia S.A.

As of the date of publication of these financial statements the subsidiary Rafineria Trzebinia S.A. had no overdue budget liabilities related to the excise tax and VAT.

Tax arrears in relation to VAT were cancelled by the decision of the Head of Tax Office of Malopolska region dated 30 April 2004. Excise tax arrears resulting from the decision of the Head of Customs Office I were cancelled with the decision dated 19 April 2004. The restructuring process of remaining tax arrears of Rafineria Trzebinia for years 1999-2001 was completed by the decision of the Head of Tax Office in Chrzanow dated 12 March 2004.

(in PLN thousand)

Rafineria Trzebinia S.A. has appropriate expertises confirming correctness of classification of excise products manufactured.

At the moment, on the basis of the authorization of General Inspector of the Treasury Inspection from 18 January 2005 the control proceedings of the Treasury Inspection Office in Cracow take place in the area of reliability of declared tax bases and correctness of calculating and settling excise tax and value added tax for the years 2002 and 2003.

The final result being the consequence of the above mentioned control proceedings as at the date of the preparation of the financial statements is not known.

d) Power transfer fee – settlements with Zaklad Energetyczny Plock S.A.

According to the paragraph 36 of the Decree of Ministry of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Journal of Law No, 1 dated 15 January 2001), the method of calculation of system fee, constituting an element of a power transfer fee was changed. According to the paragraph 37 of the Decree a different method of power transfer fee settlement has been allowed. Following the decision of the Chairman of the Electricity Regulation Office the electricity sale agreement between Zaklad Energetyczny Plock S.A. ("ZEP S.A.") and PKN ORLEN S.A. was signed. The agreement did not determine contentious issues concerning transfer fees for the period from 5 July 2001 to 30 June 2002, as it was regarded as a civil case to be settled by an appropriate court. Zaklad Energetyczny Plock S.A. called on PKN ORLEN S.A. to a compromise agreement, and the District Court in Warsaw called PKN ORLEN as a co-defendant in a court case Polskie Sieci Energetyczne against Zaklad Energetyczny Plock S.A. The Company's Management estimated the claim and in 2002 set up an accrual in the amount of PLN 8,272 thousand for liability to ZEP S.A., and created provision for that purpose in the amount of PLN 9,781 thousand.

As a consequence of the negative court decision PKN ORLEN S.A. was obliged to pay a liability connected with the so called system fee to Zaklad Energetyczny Plock S.A. in the amount of PLN 46,232 thousand. In relation to that the provision for business risks was increased by PLN 28,179 thousand to cover the whole claim.

Preliminary statement of the auditor

The information presented below concerns anti-trust proceedings, in which the Company is the participant. This information was added to the financial statements after the issue of the auditor's opinion and it was not subject to an audit.

e) Anti-trust proceedings

As at the date of the preparation of the report the Company was subject to two anti-trust proceedings.

According to the decision of the Chairman of the Office for Protection of Competition and Consumer ("OPCC") from 21 March 2005 anti-trust proceeding was started in connection with a suspicion that PKN ORLEN S.A. in Plock concluded an agreement with the Grupa Lotos S.A. in Gdansk which limited competition on the domestic sale market of gasoline Universal 95 through an unanimous decision to give up production and distribution of gasoline Universal 95 and eliminating the competition on the domestic sale market of gasoline Universal 95 as well as excluding the risk of take-over the market by the competition. Presently PKN ORLEN S.A. is preparing documents required by OPCC. Taking into account the fact that the proceedings concerning an agreement concluded between PKN ORLEN S.A. and the Grupa Lotos S.A. on giving up production of gasoline Universal 95 is in very initial phase there is no reason to present this liability as a contingent liability and create a provision in the Company's balance sheet.

(in PLN thousand)

On 21 March 2005 the Company received a letter in which the Chairman of OPCC asked to be provided with an information concerning the market of monoethylene glycols and "Petrygo" radiator liquid in years 2000-2004. The letter concerns the proceedings in the area of setting prices for antifreeze liquid to radiators „Petrygo" and prices for monoethylene glycols. In these proceedings OPCC issued a decision imposing penalty in the amount of PLN 40m. The Company appealed to Anti-Trust Court against the negative decision of OPCC. On 13 August 2001 the Anti-Trust Court annulled fully the decision of OPCC, which accused PKN ORLEN of applying monopolistic practice, annulling at the same time the cash penalty, in 2001 due to this fact the provision was fully released. OPCC applied on 4 October 2001 to the Supreme Court to annul the verdict. On 10 July 2003 the Supreme Court investigated the application of OPCC to annul the verdict of the District Court from 13 August 2001. The case was conducted again by District Court in Warsaw and Anti-Trust Court, which on the hearing on 21 July 2004 pronounced the judgment again revoking the decision of OPCC .

Due to the received letter presently PKN ORLEN S.A. is preparing documents required by OPCC.

These financial statements do not include provisions relating to the above proceeding as in the opinion of the Management Board of PKN ORLEN based on an independent legal opinion charging the Company with an obligation to pay the cash penalty is unlikely.

f) Arbitration procedure

On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezalezny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN to Polskie Sieci Energetyczne S.A. ("PSE"). The "put" price amounted to PLN 111.5 million and was calculated as a sum of a par value of the shares sold and a cumulative investment premium calculated according to the Agreement dated 8 June 2000 regulating the cooperation between the NOM shareholders.
On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, regarding the determination of the invalidity of the shares sales agreement. In the opinion of the Management Board of the Company, based additionally on independent legal analyses, the Company executed its put option and sold NOM shares to PSE. Consequently in year 2003, the Company recognized profit amounting to PLN 27.5 million on the transaction (difference between purchase price of the stakes and the sales price resulting from the put option).
On 23 September 2004 during the first hearing in the Court of Arbitration initial presentation of both sides' positions took place. The Court took also decision about hearing of witnesses that were inferred by plaintiff as well as by defendant. On 7 October 2004 a hearing took place, during which the called witnesses were examined. The hearing was postponed to 28 October 2004. As a consequence of the absence of one of the witnesses the date of the next hearing was set for 19 November 2004. The hearing did not take place however due to the illness of the chairman of judging body. During the next hearing on 17 December 2004 both sides were requested to present additional explanations and opinions. Depending on the official stands concerning statements of the opposite side and potential claims, the Arbitration Court will take a decision either about the sentence or the once more recognition of the case. Till the date of the preparation of the financial statements there was no court sentence in that case.

In connection with the ongoing arbitration procedure the Company provided an allowance for in the amount of PLN 44.6 million against the balance receivable from PSE in relation to the sale of shares in NOM. In the Management Board opinion there is a crucial risk that the above receivable will become a bad debt.

g) Employees compensation plan

On 23 December 2002 an agreement between the Company and trade unions operating within the Company was signed. The goal of this agreement was regulating the situation of employees in case of introducing restructuring activities in PKN ORLEN. The Company guarantees employment for its workers till finishing the restructuring process, but the period was not clearly defined). If the obligation is not settled by the Company, redundant employees will be paid compensation according to the following rules:

- equivalent of 7 month employee's salary if employment contract is terminated until 31 December 2003;

(in PLN thousand)

- equivalent of 4 month employee's salary if employment contract is terminated in the period between 31 December 2003 and 31 December 2005;
- equivalent of 3 month employee's salary if employment contract is terminated after 31 December 2005.

These amounts do not comprise compensation regulated by the article 8 of the Legal act dated 28 December 1989 on detailed principles of terminating employment contracts for reasons concerning the employer.

h) Shield programs

In connection with predicted programs relating to restructuring of employment in the Company the shield programs including among others additional compensations connected with redundancy from the reasons not dependant on an employee are introduced.
In connection with that the Company has created a provision against costs of 2004 in the amount of PLN 70million.

i) Claims and disputes in front of the Court

In accordance with the Agreement signed on 20 December 2002, Tankpol Sp z o.o ("Tankpol") transferred to PKN ORLEN due to cession, 40% of shares held in ORLEN PetroTank Sp z o.o. ("Petrotank") in exchange for receivables from Tankpol. On 30 October 2003 a legal case was filed against PKN ORLEN for compensation for PLN 69,898 thousand or return of the ceded shares. On 26 January 2004 Tankpol modified its claim for repayment of PLN 36,383 thousand or return of the ceded shares. Together with the claim, Tankpol presented a new valuation of Petrotank amounting to PLN 232,147 thousand. On 22 January 2004 Tankpol approached the Company with a compromise offer, stating, that the claim will be revoked if PKN ORLEN pays PLN 32,745 thousand. On 18 February 2004 during the first hearing the court suspended the legal proceeding for the period of three months, in order to allow parties to reach a compromise. At the hearing on 7 September 2004 the both sides applied unanimously to suspended a hearing for another 3 months, which met the Court approbate. However despite carried negotiations there was no agreement reached. On 8 December 2004 Tankpol applied to take the suspended procedure. On 23 February 2005 a further hearing took place, during which the Regional Court declined applications of both sides concerning interviewing witnesses and postponed making sentence till 9 March 2005. On 9 March 2005 the Court, taking into account the complexity of the case, decided to make a sentence on 22 March 2005. On 22 March 2005 the Court made a sentence rejecting a claim of Tankpol sp. z o.o. In the Company's Management view, based on the independent legal opinion obtained, the final outcome of the above claim should not have a material impact on the presented financial results or the settlement balances.

j) Polish regulations on taxation

Poland has currently a number of regulations related to value added tax, excise tax, corporate income tax and social taxes. Tax regulations are often amended which results in their unclearness and inconsistency. Frequently, existing differences in opinions regarding legal interpretations exist among governmental organizations, as well as tax authorities and tax payers result in the area of creating uncertainties and conflicts. Tax settlements, together with other legal compliance areas (for example: customs or currency controls) may be subject to review and investigation by relevant authorities, which are entitled by law to impose severe fines, penalties together with interest charges. These result in the fact that tax risk in Poland is substantially higher than typical, for countries with better developed tax systems.

There are no formal procedures in Poland concerning the ultimate level of taxation charge. Tax settlements may be subject to tax control during the subsequent 5 years, from the end of the tax year, in which the tax liability reached its maturity. There is a risk that the tax authorities may have a different opinion from presented by the Company as to the interpretation of the law, what might have a significant impact on the Company's tax liabilities.

(in PLN thousand)

k) Fixed assets located on the land with unsettled legal status

Net book value of fixed assets permanently attributed to a land with unsettled legal status as at 31 December 2004 amounts to PLN 18,417 thousand. Those assets are located mainly on fuel stations of former CPN.

l) Other risk related to the process of land reclamation

As it was presented in Note 18d and 18e of additional information and explanations, on 31 December 2004 the Company disclosed in the balance sheet the environmental provision on the basis of analysis of made by independent experts and taking into account present legal rules and practices relating to contaminated land reclamation. Potential future changes to the legal regulations and practices concerning environmental protection may influence the level of the provision in future periods.

k) Pledge on Basell ORLEN Polyolefin ("BOP") shares

Pursuant to the registered share pledge agreement dated 19 December 2003, PKN ORLEN established for the benefit of Kredyt Bank S.A. located in Warsaw acting as the Security Agent (the "Security Agent") a registered pledge, and as the temporary security until the date of entering the registered pledge into pledge register an ordinary pledge (i.e., a pledge under Article 327 et seq. of the Civil Code), in respect of all the shares held by PKN ORLEN in the share capital of the BOP, that is 907,398 shares with a nominal value of PLN 500 each, which represent 50% of the share capital of the Joint-Venture Company, and entitle the shareholder to exercise 50% of the voting rights at the Shareholders' Meeting of the Joint-Venture Company. The condition for the effective establishment of the registered pledge is the entry of such pledge into the pledge register held by the applicable court. Upon registration of the registered pledge the ordinary pledge shall expire.
The pledge established pursuant to the share pledge agreement dated 19 December 2003, provides a security for repayment of present and future pecuniary claims of the pledgee under the Hedging Intercreditor Agreement up to the maximum amount of EUR 750,000,000.
On 23 January 2004 the entry to the pledge register in respect of all the shares of the BOP held by the Company was made.
As a result the liability connected with a loan as at 31 December 2004 amounted to EUR 168,200,000.
As at the date of the preparation of the financial statements, in opinion of the Management Board of the Company there are no presumptions indicating the risk of the lack of possibility of repayment of the above liability by BOP.

Note 46. Amounts due to the State or local government budgets as a result of obtaining the right of ownership to buildings

As at 31 December 2004 there were no significant amounts due to the State or a local government budget entity due to obtaining the right of ownership to buildings.

Note 47. Discontinued operations

During the year 2004 the Company did not discontinue any core activity and do not plan to discontinue any significant activities in the following 12 months.

Note 48. Information on cost of construction in progress, fixed assets and development for own needs

Cost of construction in progress and fixed assets constructed by the Company for itself during the year 2004 amounted to PLN 10,647 thousand.

(in PLN thousand)

Note 49. Capital expenditures planned and incurred after 31 December 2004

Capital expenditures planned by the Company for the year 2005 amount to PLN 1,363,238 thousand, including capital expenditures related to protection of environment amounting to PLN 171,690 thousand. Capital expenditures incurred until the end of February 2005 amounted to PLN 119,421 thousand, including expenditures on protection of environment amounting to PLN 18,380 thousand.

Note 50. Information concerning significant transactions with related parties

a) Transactions with members of the Management and Supervisory Board of the Company, their spouses, siblings, descendants and other relatives

During the year 2004 no significant transactions with members of the Management and Supervisory Board of the Company, their spouses, siblings, descendants and other relatives took place.

b) Transaction with the related entities through the Supervising persons

For the purpose of the preparation of the report for the year 2004 the company implemented a procedure of collection of statements about transactions with related parties to enlarged extent in compliance with IAS 24 "Related party disclosures".

	Sales	Purchase	Receivables	Liabilities	Dividend paid
Legal persons *	365,036	383,647	20,667	33,046	48,150
Natural persons	2,455				

* Transactions in the period of acting members of the key management by persons supervising the Company

In the period presented in the financial statements 23 persons acted as Members of the Supervisory Board. The Company did not gain relevant statements from 5 former Members of the Supervisory Board.

c) Transaction with the related entities through the Managing persons

In 2004 the Members of the Management Board did not conclude transactions with related parties in compliance with IAS 24 "Related party disclosures".

(in PLN thousand)

d) Transactions of the Company with related entities in the period between 1 January 2004 and 31 December 2004 and settlements as at 31 December 2004

	Consolidated subsidiaries 1)	Consolidated associates 2)	Unconsolidated subsidiaries 1)	Unconsolidated associates 2)	Consolidated with equity method joint ventures 3)	Total of related entities
Sales	4,391,207	20,861	5,802	23,227	807,362	5,248,459
Purchases	648,839	71,810	70,673	8	8,490	799,820
Interest income	2,602	39	739	136	62	3,578
Other financial income	4,244	-	-	-	-	4,244
Interest expenses	3,599	462	-	-	-	4,061
Short-term receivables (gross)	437,392	1,453	2,492	20	85,916	527,273
Short-term payables	92,555	11,417	9,442	2	582	113,998
Long-term receivables (gross)	32,916	-	192	-	-	33,108
Long-term payables	-	-	-	-	-	-
Short-term investments - loans granted	244,848	-	-	-	-	244,848

1) The Company uses its voting rights (above 50% of voting rights) to appoint members of the Supervisory Board and in some cases also members of the Management Board

2) The Company has significant influence through representatives of supervisory bodies

3) The Company has joint control based on company's contract

Information about share in common stock and number of voting rights at the meetings of shareholders in subsidiaries and associates is presented in Note 4L.

(in PLN thousand)

Note 51. Unconsolidated joint ventures

During year 2004 the Company did not participate in join ventures, which are subject to consolidation .

Note 52. Information on significant shares and stakes

a) Polkomtel S.A.

As at 31 December 2004 the Company owned 4,019,780 shares of Polkomtel S.A. which constitute 19.61% share in Polkomtel share capital. Total purchase price amounted to PLN 436,495 thousand.
Polkomtel S.A. activities include:
- designing, installation, exploitation and managing of GSM system on Polish territory in accordance with conditions of license given to the company,
- services connected with GSM cellular telecommunication on Polish territory,
- sales of products and services related to GSM system.

Shares are not quoted on the active market and their fair value cannot be measured reliably. As a result they are presented in the balance sheet at purchase price, as they are not quoted on active market and their fair value cannot be reliably measured. In the opinion of the Management Board on the grounds of the carried out analysis PKN ORLEN does not exert an influence on Polkomtel S.A., so Polkomtel S.A. is not a company associated to PKN ORLEN.
In 2001 the Company granted a loan to the company Polkomtel for financing UMTS expenses amounting to PLN 98,050 thousand.
On 17 December 2003 Polkomtel S.A. made earlier repayment of the loan to PKN ORLEN. The value of returned loan amounted to PLN 98,050 thousand and PLN 2,133 thousand of interest.
In 2004 the Company recognized revenues from dividends from Polkomtel received in the amount of PLN 68 million.
The Management Board of PKN ORLEN concluded the agreement with KGHM Polska Miedz S.A. and Polskie Sieci Elektroenergetyczne S.A. concerning introducing shares of Polkomtel S.A. to the public market.
Basing on the current structure, for gaining the maximum financial effects and for keeping the transparency of shares selling, the above mentioned shareholders have entitled themselves to introduce shares to the public market and than simultaneously to the Stock Exchange in Warsaw.
Introducing shares to the stock exchange should take place at the latest on 30 September 2005. Achieve of a goal described in the agreement, the companies will undertake all activities required by law and intercorporate rules.

b) AWSA Holland II B.V.

As at 31 December 2004 the Company possessed 9.22% stake in AWSA Holland II B.V. share capital at total purchase price of PLN 61,400 thousand.

The company's activities include: possessing shares and managing limited liability company incorporated under Dutch law, granting collaterals for liabilities of third parties and all other activity related to that subject. The company is the dominant company of Autostrada Wielkopolska S.A.

Shares are not listed on active market, and their fair value cannot be reliably measured. Consequently, shares are presented in balance sheet at purchase price. The Company possesses a put option concerning AWSA shares, presented in Note 44e.

(in PLN thousand)

Note 53. Average employment information

Average employment by specific categories in the Company during the years 2004 and 2003 was as following:

Number of employees	2004	2003
Blue collar workers	2,282	2,585
White collar workers	3,582	3,871
	5,810	6,456

Note 54. Information of the total amount of remuneration, rewards and bonuses paid to or due to (in money, in kind or in any other form) an each managing or supervising person separately

Remuneration of the Company's Management includes cash and non-cash contract remuneration paid in 2004 set according to the decisions of the Supervisory Board of PKN ORLEN.
Remuneration is presented in amounts gross.

a) Remuneration of the Members of the Management Board and Supervisory Board of the Company for the year 2003

Supervisory Board of the Company	856
Management Board of the Company	12,679
	13,535

Remuneration of the Supervisory Board	2003
Jacek Bartkiewicz	72
Maciej Gierej	119
Edward Grzywa	94
Krzysztof Kluzek	94
Andrzej Kratiuk	94
Ryszard Lawniczak	94
Grzegorz Mroczkowski	23
Oresta Andrzej Nazaruk	66
Krzysztof Szlubowski	94
Jozef Wozniakowski	12
Jan Waga	94
Remunerations of the Supervisory Board - total	**856**

(in PLN thousand)

Remuneration of the Management Board	2003
Andrzej Modrzejewski	560
Andrzej Dretkiewicz	109
Jaroslaw Tyc	236
Wojciech Weiss	163
Krzysztof Cetnar	695
Zbigniew Wrobel	3,232
Slawomir Golonka	2,151
Janusz Wisniewski	1,944
Jacek Strzelecki	1,707
Andrzej Macenowicz	1,882
Remuneration of the Management Board - total	**12,679**

b) Remuneration of the Members of the Management Board and Supervisory Board of the Company for the year 2004

Supervisory Board of the Company	882
Management Board of the Company	45,159

	46,041
	=====

Remuneration of the Supervisory Board	2004
Jacek Bartkiewicz	67
Marian Czakanski	17
Raimondo Eggink	40
Maciej Gierej	74
Edward Grzywa	27
Krzysztof Kluzek	31
Andrzej Kratiuk	27
Maciej Andrzej Kruk	2
Krzysztof Lis	40
Ryszard Lawinczak	59
Grzegorz Mroczkowski	8
Oresta Andrzej Nazaruk	27
Malgorzata Okonska-Zareba	40
Piotr Osiecki	40
Michal Stepniewski	51
Andrzej Studzinski	32
Krzysztof Szlubowski	59
Jan Waga	67
Jacek Walczykowski	30
Ireneusz Wesolowski	40

(in PLN thousand)

Andrzej Wieczorkiewicz	32
Janusz Zielinski	32
Krzysztof Zyndul	40
	=====
Remuneration of the Supervisory Board - total	**882**

Remuneration of the Management Board	2004
Zbigniew Wrobel	12,993*
Jacek Walczykowski	6,034*
Slawomir Golonka	6,802
Jacek Strzelecki	6,347
Krzysztof Kluzek	2,434
Andrzej Macenowicz	4,637
Janusz Wisniewski	4,714
Igor Chalupec	499
Wojciech Heydel	193
Cezary Smorszczewski	233
Jan Maciejewicz	94
Pawel Szymanski	179
	=====
Remuneration of the Management Board - total	**45,159**

*Remuneration include disputed part in the amount of PLN 9,252 thousand.
In opinion of the present Management Board this amount is dubious.

Remuneration in subordinated entities	2004	2003
Slawomir Golonka	98	97
Jacek Strzelecki	63	68
Andrzej Macenowicz	79	79
Janusz Wisniewski	159	135
	----	----
	399	**379**

	2004	2003
Andrzej Macenowicz	42	40
	-	

	42	**40**

(in PLN thousand)

Note 55. Information about advances, loans, borrowings and guarantees granted to the Management and Supervisory B oard Members a nd o ther inf ormation concerning M anagement a nd S upervisory Board Members

As at 31 December 2004 the Company did not grant any advances, loans, borrowings, guarantees and any other agreements which result in any operation in favour of the Company to the Management and Supervisory Board Members and their relatives.

Note 56. Significant events from previous years included in the financial statements for the year 2004

No significant events concerning previous years were included in the financial statements for the year 2004.

Note 57. Events occurring after the balance sheet date

1. On 19 January 2005 PKN ORLEN received a notice from PETROVAL S.A. stating that PETROVAL was halting the implementation of a forward contract to supply crude oil (dated December 21, 2002) due to a force majeure e vent which i mpeded t he c ontract's p erformance. According t o t he notice de livered b y PETROVAL S.A., the event that qualifies as a force majeure event and justifies interruption of the contract's performance is Yukos' inability to deliver crude oil and it is currently impossible to assess how long this situation will persist. The Management Board of PKN ORLEN has declared that the above described situation would not impede continuity of crude oil supply thanks to previously undertaken activities. Crude oil deliveries are expected to be executed according to plan, thanks to term and supplementary crude oil delivery spot contracts.
2. The Management Board of PKN ORLEN was informed on the resignation of Krzysztof Zyndul on 30 March 2005 from the position of the member of the Supervisory Board of PKN ORLEN. The reason for resignation was appointment of Krzysztof Zyndul for the position of the Undersecretary of State in the Ministry of Treasury.

Note 58. Information about relationship between legal predecessor and the Company as well as about the method of overtaking of assets and liabilities

On 29 June 1993 the Minister for Privatization representing the State Treasury transformed the State-owned enterprise Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" located in Plock into State-owned joint stock company. The Company's share capital was covered by the enterprise fund and initial fund of state-owned enterprise. Share capital of the Company at the transformation date amounted to PLN 420 million. The remaining part of the funds was reflected as the Company's reserve capital. All shares of the Company were taken by State Treasury. The special funds of the State-owned enterprise were transformed to the specific funds of the Company, though their initial purpose was retained.

Note 59. Hyperinflationary accounting and reporting

The cumulative yearly average inflation rate for the last 3 years for every period covered by the financial statements did not exceed 100%, therefore financial statements adjusted for inflation are not required.

Note 60. Unusual events influencing items in financial statements

During the 12 month period ended 31 December 2004 there was no unusual events significantly influencing items in the presented financial statements, except for those described below.
Transactions concluded among the Capital Group were trade and services transactions resulted from the typical activities of the particular entities in the Group except for the capital increase in ORLEN Oil by the amount of PLN 46,672 thousand and the sale of Oil Division of PKN ORLEN valued at PLN 173,535 thousand to ORLEN Oil.

(in PLN thousand)

Note 61. Differences between data disclosed in the financial statements and previously prepared and published financial statements

Existing differences relating to cash flow statement presentation for the year 2003 were presented in the explanatory notes to the cash flow statement - Note 42d.

a) Changes introduced to the financial statements for the year ended 2004 due to the change of the assets and liabilities valuation rules

	Net profit	Equity
Financial data disclosed in financial statements for 2003	933,781	8,374,451
1. Financial costs adjustment	13,484	13,484
2. Long term investment adjustment	-	11,045
3. Not distributed profit/loss adjustment	-	11,469
Comparable financial data for 2003 disclosed in the financial statements for 2004	947,265	8,410,449

b) Changes introduced to the financial statements in comparison to quarterly financial statements for 4Q 2004 influencing net profit and equity

	Net profit	Equity
Financial data disclosed in 4 Q 2004 financial statements	2,315,864	10,456,658
1. Partial settlement of the building contract	1,973	1,973
2. Evaluation of embedded instruments in trade agreements adjustment	(3,479)	(3,479)
3. Creation of the provision for the claim resulting from a concluded agreement	(15,191)	(15,191)
4. Recognition of the annual rewards for employees	(38,402)	(38,402)
5. Financial fixed assets impairment adjustment	7,000	7,000
6. Allowance for bad and doubtful debts adjustment	66,907	66,907
7. Adjustment of the current and the deferred tax	(4,406)	(4,406)
8. Other	(427)	(427)
Financial data disclosed in the financial statements for 2004	2,329,839	10,470,633

(in PLN thousand)

c) Changes introduced to the financial statements in comparison to quarterly financial statements for 4Q 2004 influencing cash flow statement

Due to the change of classification of investment co-financed by the joint venture company the value of net flows from operating and investing activities was changed

	Report for 4Q	Current financial statements	Change
Net operating flows	2,910,954	2,883,077	(27,877)
Net investing flows in cash flow statement	(1,811,251)	(1,783,374)	27,877

Note 62. Liabilities secured on the Company's assets

As at 31 December 2004 the Company possessed liabilities secured on the BOP shares presented in the amount of PLN 453,699 thousand.

Note 63. Other additional information

a) Other capital reserves – privatization fund

The base for creating the Privatization Fund of Petrochemia Plock S.A. ("Fund") were resolutions of the Privatisation Act from 13 July 1990 state-owned entities. In order to enable employees of the Mazowieckie Zaklady Rafineryjne i Petrochemiczne purchasing shares of Petrochemia Plock S.A. the Employees' Board of the Company by the resolution No 178/93 dated 14 April 1993 entitled the General Director to create the Privatization Fund, from which financial resources had to be destined for granting to employees loans for purchasing shares of the Company. In the former CPN S.A. the Restructuring Fund was established by the resolution of the General Shareholders' Meeting dated 24 May 1996, and on 18 July 1997 it was additionally increased.

The Act from 30 August 1996 on Commercialization and privatization of state-owned companies replaced the former Act on Privatization of the state-owned entities form 1990. According to that, employees purchased shares of the Company without payment, so granting loans from the sources of the Fund for purchasing shares at a preferential price became aimless.

As a result there was a change of the destination of the sources from the Privatization Fund for the purposes connected with the realization of the processes of the internal restructuring.

According to the resolution of the Supervisory Board No 20/III/98 from 18 December 1998 the Privatization Fund was destined for supporting in the form of loans granted to employees moving to the companies, for the purchase of shares or stakes in these companies.

In relation to an implemented project concerning establishment of Park Technologiczny in Plock significant changes were introduced in the area of extending group of entitled to benefit from the sources of the Fund.

Presently loans from the Fund can be granted also to the companies participating in the program of establishing Park Technologiczny, which will arise in result of restructuring PKN ORLEN S.A.

Changes concerning destination of the source of the Privatization Fund were introduced on the base of the Resolution No 26 of the Extraordinary Shareholders' Meeting of PKN ORLEN dated 8 April 2004 concerning changes of the regulations of using loans from the sources of the Privatization Fund.

(in PLN thousand)

b) Proceedings in the course concerning the Company

Relating to the proceedings conducted by investigation bodies, in the opinion of the Management Board there is no presumption to state that the proceedings concern matters that may influence significantly the correctness and reliability of the standalone financial statements of the Company for the year ended 31 December 2004. The proceedings are not conducted against the Company.

c) Restructuring of the southern assets

Rafineria Nafty Jedlicze, Rafineria Trzebinia and ORLEN Oil are subject to the project "Restructuring of the southern assets of the Capital Group PKN ORLEN S.A." The project assumes optimization and consolidation of production and the sale of fuels, engine oils, lubricants and paraffins in the Capital Group of PKN ORLEN. In the first half year of the year 2005 the Management Board will take decision concerning the further operations of the southern assets.
As of the date of the above financial statements preparation, no results of the potential restructuring activities, which may have material impact on the presented financial data of the Group as of 31 December 2004 are known to the Management Board.

d) Transaction of purchasing of shares of UNIPETROL

On 4 June 2004 PKN ORLEN entered into the following agreements :

- between the National Property Fund of the Czech Republic ("NPF") and the Company on the purchase of 62.99% shares of Unipetrol a.s. for the amount of CZK 11.3 billion ("Unipetrol Share Purchase Agreement"), on condition that all the relevant consents are obtained from the regulating bodies;
- between the Czech Consolidation Agency and the Company on the purchase of 9.76% shares and receivables belonging to certain entities constituting part of the Capital Group of UNIPETROL for the amount of CZK 1.75 billion in total.

On 11 March 2005 PKN ORLEN informed the European Commission about the planned consolidation between PKN ORLEN and UNIPETROL. The notification was connected with the necessity of fulfilling the last precedent condition related to the Unipetrol Share Purchase Agreement. According to the procedure, the European Commission, is to make a relevant decision at the earliest after 25 working days.
Within 60 days from the date of conclusion of the transaction PKN ORLEN will announce the public invitation to buy shares remainig in the exchange trade shares of UNIPETROL and its subsidiaries: Paramo and Spolana, listed on the Stock Exchange in Prague. In the opinion of the Management Board the conclusion of the transaction will take place before the end of the I half year of the year 2005.

e) Main differences between applied so far for accounting rules based on Polish Accounting Standards (PAS) and International Financial Reporting Standards (IFRS)

In connection with the fact that with the effect from 1 January 2005 PKN ORLEN will prepare its first standalone financial statements in accordance with IFRS endorsed by the European Commission for the year 2005, the main differences identified by the Company between IFRS and PAR concerning changes of equity opening balance as at 1 January 2005 and comparative data in range of net profit for the year ended 31 December 2004 are presented below.

1. Quantified differences

The reconciliation and description of main differences with respect to equity and net profit between PAS and IFRS are based on IFRS standards that are binding as at 1 January 2004. When preparing its first standalone financial statements in accordance with IFRS, IFRS 1 "First-time Adoption of International Financial Reporting Standards" ("IFRS") will be applicable.

(in PLN thousand)

The International Accounting Standards Board (IASB) introduced many changes to the binding accounting standards and issued new standards during 2004. Additionally the endorsement process being performed by the European Commission has not adopted all of IAS 39 regulations. Also endorsement process by the EU/EC may impact the differences presented. Therefore, it is possible that the IFRS standards that the Company will apply in preparation of its first financial statements in accordance with IFRS containing comparative data for the year 2004 will differ from the standards that were used when preparing the reconciliation below and when presenting non quantified differences described later. Additionally only a complete set of financial statements comprising a balance sheet, income statement, statement of changes in equity, and cash flow statement, together with comparative financial information and explanatory notes, can provide a fair presentation of the Company's financial position, results of operations and cash flows in accordance with IFRSs.

	year ended 31 December 2004
Impact on the result	10
Distributions from profit for social activity	(4)
Valuation of shares denominated in foreign currency	14

	31 December 2004
Impact on the net assets	14
Distribution from profit for social activity	-
Valuation of shares denominated in foreign currency	14

(a) Distribution from profit for social activity

According to Polish business practice shareholders of the Company had the right to distribute the profit for the employees' benefits, i.e. for bonus payment or for the Company's social fund. Such distributions were presented in statutory financial statements under PAS, similarly to dividend payments, through the change in capital.

In the financial statements prepared in accordance with IFRS such payments are charged to operating costs of the year that the distribution concerns.

(in PLN thousand)

(b) Valuation of shares denominated in foreign currency

In accordance with PAS, shares owned by the Company and denominated in foreign currency were valued at each balance sheet date using appropriate exchange rate at balance sheet date.

In situation when value of shares at balance sheet date exceeded the value at transaction date then exchange differences corrected revaluation reserve, when value of shares at balance sheet date was lower than the value at transaction date then exchange differences were expensed to the income statement.

In the financial statements prepared in accordance with IFRS shares denominated in foreign currency are presented in accordance with IAS 21 "The Effects of Changes in Foreign Exchange Rates" i.e. exchange rate at transaction date is used.

(c) IFRS treatment of revenues

In accordance with PAS, sales revenues and cost of sales presented by the Company contain amounts of excise tax and fuel charge charged on the oil product manufactured and included in realized sales revenues.

For the purpose of financial statements prepared under IFRS amounts of excise tax and fuel charge would be eliminated from the revenues and costs of sales in amount of PLN 9,475m in the year ended 31 December 2004.

2. Differences not quantified yet

The Company in spite of due diligence (the Company has launched the process of implementation changes in the area of adapting a record system to financial statements preparation in accordance with IFRS), due to the process complexity, mainly related to non-current assets valuation (fixed assets purchased in the period of hyperinflation, perpetual usufruct), which will be carried out by independent experts, was not able to asses reliably the amounts of certain differences. The Company plans to finish the implementation of IFRS for the statutory purposes till the end of 2005.

These differences were in detail described below together with explanations required by paragraph 18.2 of the Decree of the Council of Ministers dated 11 August 2004 concerning specified conditions which should be fulfilled by prospectus and short term prospectus (Journal of Law No 186, pos. 1921).

IFRS 1

In 2003 the International Accounting Standards Board published IFRS 1 "First-time Adoption of International Financial Reporting Standards" ("IFRS 1"). IFRS 1 requires that all enterprises that previously have not made an explicit statement of compliance with IFRS in their financial statements, are to be treated as first time adopters of IFRS. IFRS 1 requires the Company to apply the same accounting policies applicable at the reporting date in the opening balance sheet presented and throughout all periods presented. IFRS 1 grants certain exemptions from this rule in determining the opening balance sheet and the Company may use one or more of these exemptions. Therefore the timing of adopting IFRS, adopted exemptions and accounting policies will have a significant effect on the financial data in accordance with IFRS due to the following:

- items of fixed assets and intangibles may be recognized at fair value at the date of transition, being the deemed cost. This relates primarily to perpetual usufruct received free of charge which was not recorded under PAR as the Company was unable to determine its cost, and assets which did not comply with IAS 29 requirements and which were revalued in accordance with Central Statistic Office outlines (i.e. purchased before 1 January 1997).
- business combinations performed before 1 January 2004 will not be converted in accordance with IFRS 3.

The description of main differences (which were not quantified yet because of the reasons explained above) with respect to equity and net profit between PAS and IFRS as at 31 December 2004 are set out below:

(a) Non-current assets valuation to fair value

For the purpose to prepare the financial statements in accordance with IFRS for the first time, in accordance with IFRS 1 the Company should present all non-current assets by costs, which would be consistent with IFRS. The Polish economy was hyperinflationary until the end of 1996 according to IAS 29 criteria and assets acquired prior to that date are not allowed to be presented in accordance with IFRS according to the formerly determined cost. Using the option included in IFRS 1 the Company de cided to value non-current assets acquired before 1 January 1997 to fair value at 1 January 2004 being the deemed cost.

This valuation will result in change of the balance sheet value of assets and depreciation allowance.

(b) Fair value valuation of perpetual usufructs received free of charge

For the purpose to prepare the financial statements in accordance with IFRS, IFRS 1 requires from the Company to present all assets and liabilities in opening balance whose presentation is required by IFRS. Perpetual usufructs granted in the past to the Company's entities based on administrative decisions fulfill the definition of asset. Therefore they should be presented in financial statements of the Company according to IFRS at their fair value. In previous PAS financial statements the Company did not present perpetual usufructs because was not able to asses historical purchase price of these rights. The Company also did not asses historical of these perpetual usufructs because it was practically impossible. This valuation will result in change of the balance sheet value of net assets and depreciation allowance.

(c) Fixed assets component accounting

In accordance to actualized IAS 16 the Company should divide fixed assets on major components, included capitalized costs of major repairs and periodic reviews, which will be subject to depreciation according to individual economic useful periods.

In PAS financial statements there is no division of fixed assets on components and capitalization of their major repairs and reviews.

The implementation of fixed assets component accounting will result in change of depreciation allowances and repair costs.

(d) Capitalisation of financial costs

In accordance with PAS, the Company presents financial costs in the income statement when incurred net of the amount capitalised related to liabilities concerning specific investment projects. Financial costs incurred on general borrowings are expensed as incurred. Financial costs are capitalised as a part of the costs relevant to fixed assets up to the date of commissioning and written off to the income statements over the period in which the assets is depreciated.

In the financial statements prepared in accordance with IFRS borrowing costs are presented when incurred in accordance with benchmark treatment of IAS 23 "Capitalization of borrowing costs".

(e) Deferred tax effects

Adjustments related to the above mentioned differences between PAS and IFRS would be basis for deferred tax calculation.

(in PLN thousand)

Note 64. Mandatory reserves of liquid fuels

Pursuant to the Act on State Reserves and Mandatory Fuel Reserves of 30 May 1996 (Journal of Law no 90, position 404 with further amendments) in 1998 the Company was subject to an obligation to create and maintain mandatory reserves of liquid fuels, which accounted for 2% of the previous year production or import.
Starting from year 2002 the level of mandatory reserves is created on the basis of schedule defined by the Decree of Ministry of Economy dated 14 June 2002 (Journal of Law no 84, position 756) as to reach at the end of 2008 the level of 76 days of production or imports (from the last calendar year) less export (moreover the Ministry of Economy is responsible for setting of economic fuel reserves: for liquid fuel in quantity equal to 14 fuel consumption days in current year). As at 31 December 2004 the value of mandatory reserves in the Company was PLN 1,250,836 thousand.

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD

President
Igor Chalupec

Vice-President
Wojciech Heydel

Vice-President
Andrzej Macenowicz

Vice-President
Jan Maciejewicz

Vice-President
Cezary Smorszczewski

Vice-President
Janusz Wisniewski

Member
Pawel Szymanski

Plock, 31 March 2005

MANAGEMENT BOARD COMMENTARY ON BUSINESS OPERATIONS OF POLSKI KONCERN NAFTOWY ORLEN S.A.

FOR 2004

(DIRECTORS' REPORT)

Table of content

INTRODUCTION....3
I. CURRENT AND PROJECTED FINANCIAL POSITION OF THE COMPANY....13
1.1 Production....13
1.2 Sales....14
1.3 Sales and supply markets....17
1.4 Financial resources management....18
1.4.1 Loans, sureties and guarantees granted to employees and companies of the Capital Group....19
1.4.2 Bond issuance....20
1.4.3 Cash management....20
1.5 Changes in financial assets of PKN ORLEN S.A. 21
1.6 Profit and loss statement....27
1.6.1 Revenue....27
1.6.2 EBIT....27
1.6.3 Financial activity....28
1.6.4 Extraordinary gains and losses....28
1.6.5 Gross profit, income tax and net profit....28
1.7 BALANCE SHEET....29
1.7.1 Total assets....29
1.7.2 Net financial indebtedness....29
1.8 Cash flow statement....30
1.8.1 Operating activity....30
1.8.2 Investing activity....30
1.8.3 Financing activity....30
1.9 Employment....31
1.10 Description of significant off balance sheet items....31
1.11 Predicted economic performance....31
II. MAJOR ACHIEVEMENTS IN THE AREA OF RESEARCH AND TECHNICAL DEVELOPMENT....33
III. PREDICTED DEVELOPMENT OF THE COMPANY....40
IV. IMPORTANT EVENTS THAT WERE SUBJECT OF CURRENT REPORTS DURING THE YEAR ENDED 31 DECEMBER 2004 AND AFTER THAT DATE UNTIL THE DAY OF FINANCIAL STATEMENTS APPROVAL....46
V. MANAGEMENT BOARD STATEMENT CONCERNING COMPLIANCE WITH CORPORATE CODE REGULATIONS....57
ADDITIONAL INFORMATION....58
1. Information about significant agreements....59
2. Production....62
3. Sale....64
4. Suppliers....66
5. Transactions with related parties....67
6. Changes in the Management Board and Supervisory Board of PKN ORLEN during the last reporting period..69
7. Total number of shares of the Company and of other Capital Group's entities being held by the Management Board and the Supervisory Board Members....73
8. PKN ORLEN shareholders....74

INTRODUCTION

Organisational and legal acts within Frame Organisational Rules and Regulations of PKN ORLEN S.A., which are currently in force, were approved by the Management Board on 1 December 2004. According to these Regulations, organisational structure of PKN ORLEN S.A. consists of Head Office in Plock and Warsaw, Production Department in Plock and 12 Regional Organisational Units in Bialystok, Gdansk, Katowice, Krakow, Lublin, Nowa Wies Wielka, Plock, Poznan, Rzeszow, Szczecin, Warsaw and Wroclaw having the status of an employer within the meaning of Art. 3 of the Labour Code. Regional Organizational Units are composed of Regional Wholesale and Logistics Offices, Regional Retail Trade Offices, Regional Investment and Maintenance Offices, Regional Financial Offices as well as Financial Offices.

On 22 April 2004 the Supervisory Board of PKN ORLEN S.A. decided to extend the number of the Members of the Management Board from 5 to 6. On 1 June 2004 the Management Board of the Company decided to change of the Framework Organizational Rules and Regulations of the Company by the change of responsibilities of Members of the Management Board:

- President of the Management Board – General Director,
- Vice-President of the Management Board, responsible for Production, Wholesale and Logistics,
- Vice-President of the Management Board, responsible for Economics and Finance
- Vice-President of the Management Board, responsible for Human Resources and Management Systems
- Vice-President of the Management Board, responsible for Strategy and Capital Investments,
- Member of the Management Board, responsible for Retail Sales and Marketing.

The composition of Reporting Directors was also extended. The following positions were created: Director of Control and Security Office, Director of UNIPETROL Holding Integration, Director of Production's Alliances and Alternative Energy Sources and Director of Margin Optimization.

During 2004 intensive activities were taken in connection with realization of the following projects: value based management and comprehensive operational cost cutting programme. They covered all the business areas of PKN ORLEN S.A.

On 21 September 2004 the Supervisory Board of PKN ORLEN unanimously decided to appoint Igor Chalupec to the position of the President of the Management Board, effective on 1 October 2004. On 18 October 2004 the Supervisory Board of PKN ORLEN S.A. on the grounds of the proposal of the President of the Management Board changed the composition of the Management Board. This was related to the planned change of the Management Board structure oriented towards efficient and transparent management.

These changes were made according to the previously accepted procedure, among others, after individual assessments performed by a consulting company, Korn/Ferry International.

The Supervisory Board of PKN ORLEN S.A. have accepted resignations of:

- Krzysztof Kluzek from the position of the Member of the Management Board of PKN ORLEN S.A. effective on 18 October 2004,
- Sławomir Golonka and Jacek Strzelecki from the position of Vice-President of the Management Board of PKN ORLEN S.A. effective on 31 October 2004.

Simultaneously the Supervisory Board of PKN ORLEN S.A. appointed to the Management Board for the current term:

- Wojciech Heydel as the Vice-President of the Management Board effective on 1 Novemebr 2004,
- Jana Maciejewicz as the Vice-President of the Management Board effective on 1 December 2004,
- Cezary Smorszczewski as the Vice-President of the Management Board effective on 1 November 2004,
- Pawel Szymanski as the Member of the Management Board effective on 18 October 2004.

As at 2 November 2004 new division of competition among Members of the Management Board was introduced:

- President of the Management Board, General Director (CEO),
- Member of the Management Board, Chief Financial Officer (CFO),
- Vice-President of the Management Board for Human Resources Management and Administration (CHO),
- Vice-President of the Management Board for Operational Activities (COO),
- Vice-President of the Management Board for Retail Sales (CMO),
- Vice-President of the Management Board for Capital Investments and Capital Group (CIO).

In the result of the new competence division Strategy Department (previously within structure subordinated to the Vice-President of the Management Board for Strategy and Capital Investments) and Oil Crude Trading Department (previously within structure subordinated to the Vice-President of the Management Board for Economics and Finance) were moved to area of the President of the Management Board, General Director. IT Department (previously within structure subordinated to the Vice-President of the Management Board for Finances) was moved to the structure of the Vice-President of the Management Board for Human Resources Management and Administration.

Within the structure of Vice-President of the Management Board for Capital Investments and Capital Group, the Department of Director for Production Alliances and Alternative Sources of Energy and its functions were transferred to the structures of Director for Property Investments. Additionally, within the structure, Director for Capital Group was appointed.

As the result of new division, the range of responsibilities for the area of the Vice-President of the Management Board for Capital Investments and Capital Group was also defined; this area includes, among others, conducting acquisition and merger transactions, encorporating and creating new entities within the Capital Group,

preparing and conducting capital investments and disinvestments within the Group, coordinating process of the Group capital assets unification and exercising ownership supervision over the Capital Group companies.

Additionally, until the new rules of segment management is implemented in the Capital Group, the Members of the Management Board and Reporting Directors coordinate actions in this area using legal and formal supervision over the Capital Group companies. In relation to that ranges of particular Directors' responsibilities were spread on the whole Group (defined as PKN ORLEN S.A. and the Capital Group Companies). At the same time, all Reporting Directors in cooperation with the area of the Vice-President of the Management Board for Capital Investments and Capital Group were to bear responsibility for the process of unification of capital assets in relation to their areas and for the realization of the synergy effects associated with it.

As at 1 December 2004 new organizational area of Vice-President for Cost Management and IT (CCO) was introduced. IT Department, Crude Oil Trading Department and newly created Purchase Department and Cost Management Department belong to this area. The departments of the newly created area supervise realization of the raw material supply of the Company (with exclusion of energy, fuels for resale, and non-fuel products), they are responsible for turnover of natural gas, purchases of fuel raw materials, cost management, optimization of IT solutions and IT standards implementations, and for activities within sector of crude oil and natural gas searching and mining.

As the result of implemented changes, the following departments were also created: Director of Legal Department for Legal Systems within area of the President of the Management Board, General Director: Director of Department for Systems of Human Resources Management within the area of the Vice-President of the Management Board for Human Resources Management and Administration: Director of Department for Planning and Retail Sales Analysis, Director of Department for Purchase of Non-Fuel Products and Category's Management in the area of the Vice-President of the Management Board for Retail Sales. Department of Director for Optimizing Production Assets was liquidated and its functions were transferred to the area of Director of Production and Technique and Purchase Department.

Apart from the above changes implemented during 2004 in organisational and legal area of the Company, both external factors as well as internal activities taken to ensure high economic efficiency, have significant impact on the Company operations.

The most important external factors influencing PKN ORLEN S.A results are the following:

- **Economic growth**

Data published by the Central Statistics Office indicate the improvement of unfavourable trend observed since II half of 2000. In 2004 gross domestic product ("GDP") increased by 5.4% while in 2003 by 3.8%. Increase in GDP was mainly influenced by increase in domestic demand in 2004 by 4.9% while in 2003 it was 2.5%. For the year 2005 increase in GDP by 5% is forecasted. Rapid pace of the economic growth in Poland may have positive impact on growth of the consumption of liquid fuels.

- **Unemployment rate**

At the end of 2004 the unemployment rate was lower comparing to the end of 2003and amounted for 20.0% comparing to 19.1% at the end of 2003. There was a lower number of new registered unemployed and at the same time there was an increase in number of unemployed deregistered from the employment agency evidence. High unemployment rate in Poland is one of the factors, which limits internal demand and adversely influences the level of sales of the Company's products.

- **Inflation**

According to data published by the Central Statistics Office, the average annual increase in prices of consumer goods and services in 2004 was higher than in 2003 (3.5% as comparing to 0.8%).

- **Prices of crude oil, refinery products and margins**

Changes in crude oil prices as well as significant fluctuations in finished goods prices on world markets, cause significant variations in margins generated by the Company. During 2004 there were large fluctuations in crude oil prices. The average annual price of Brent barrel from quotations increased in comparison to 2003 by 32.7% to the level of 38.29 USD/bbl. Additionally, during 2004 there were strong increases in product margins (crack), which positively influenced the results of the Company. Margins on petrol increased by 41.5% to the level of 114.06 USD/tonne, on diesel by 66.1% to the level of 102.76 USD/tonne and on Ekoterm by 62.4% to the level of 68.34 USD/tonne. As the refinery margins are concerned there were significant increases noted on, among others, ethylene by 39.6% to the level of 516.10 USD/tonne and on propylene by 35.0% to 427.10 USD/tonne.

- **Fluctuation of foreign exchange rates**

The exchange rate fluctuations have significant impact on sales revenue and results of the Company (by means of adjusting the fuel prices on the basis of import parity), costs of crude oil and other raw materials as well as financial costs related to debt denominated in foreign currencies. Purchases of crude oil and other raw materials realised by the Company are denominated in USD and EUR, although the majority of revenues are realized in PLN. As a result of the above trend, changes in the exchange rate of PLN to foreign currencies have a significant impact on the results achieved by the Company. The average annual year exchange rate of USD decreased by 6.2% to the level of PLN 3.65 (calculated as arithmetical average of daily NBP exchange rates within period from 1 January to 31 December 2004). Simultaneously, the EUR exchange rate increased by 3.8% to the level of 4.53 PLN

- **Changes in fiscal policy and current law regulations**

Corporate Income Tax rate in 2004 amounted to 19%. In 2003 Corporate Income Tax rate of 27% was in force. Lower level of tax rate will positively influence net results of the Company and the amount of cash. Any changes in

VAT regulations and excise tax will also be of great importance for the economic situation of the Company. Fiscal policy is characterized by enlarging its subject range and increasing of excise tax rates for crude oil products. While prices of products are on high level, it is additional barrier preventing form full transfer of operational costs on products selling prices.

- **Mandatory reserves**

Owing to obligations, resulting from membership in European Union, Poland is compelled to reach the level of 90-days mandatory reserves of liquid fuels, constituting the assurance of the energetic safety for the country. Thus, the producers and importers of fuels are obliged to create the mandatory reserves. The current schedule of creation the reserves of liquid fuels is specified in the Decree of the Ministry of Economy dated on 14 June 2002, in force on 1 July 2002. The reserves are created on basis of production and import quantities, generated by the specific company in the previous year, less export. Starting from 1999 and each of the following years the level of mandatory reserves required has been increased by further 2% to reach the level of 76 days of production or imports of the entity as at the end of 2008. Moreover the Ministry of Economy is responsible for setting of economic fuel reserves: for liquid fuel in quantity equal to 14 fuel consumption days in the current year, this responsibility can be transferred to PKN ORLEN S.A. The Company builds and maintains mandatory reserves of fuels (petrol, diesel, Ekoterm) and crude oil. In 2004 the Company received the consent from The Ministry of Economic Affairs And Labour for changing structure of the mandatory reserves: from hitherto in force 40% fuels – 60% crude oil to 37.5% fuels – 62.5% crude oil. For storing mandatory reserves the Company takes advantage of the Underground Warehouses for Crude Oil and Fuels of IKS "Solino" S.A., own warehouses located around the country, and warehouses belonging to Naftobazy Sp. z o.o. The cost of storing underground warehouses for crude oil and fuels are at the level definitely lower than the cost of ground warehouses.

- **Decrease in car sales**

During the year ended 31 December 2004 lower demand on domestic car market was observed. According to companies analysing motor market, car sales in 2004 decreased by about 10.0% to the level of over 318 thousand cars. The level of sales of new cars influences fuel consumption.

- **Domestic fuel consumption**

In 2004 estimated domestic fuel consumption (fuel, diesel oil and light heating oil) based on data from Nafta Polska S.A. amounted to 13,524 thousand tons, which constituted an increase by 7% compared with consumption observed in 2003.

- **Interest rates**

Higher than in 2004 inflation pressure was favourable for increase of base interest rates. At the end of 2004 Lombard Rate reached the level of 8.00% whereas Discount Rate – 7.00% (at the end of 2003 respectively 6.75% and 5.75%). The average LIBOR 3M rate increased 0.4 pp in comparison to the year 2003, whereas the average EURIBOR 3M rate decreased by 0.2 pp in comparison to 2003. The level of interest rates influences cost of the Company's debt.

The following internal factors influenced the results achieved by PKN ORLEN S.A. in 2004:

- **Loyalty programs development**

VITAY programme is a loyalty scheme aimed at individual clients visiting ORLEN filling stations on a regular basis. VITAY was launched on 14 February 2001. Until 31 December 2004 VITAY had gained over 5 million of participants. Clients, while purchasing in accordance with the programme conditions, are granted VITAY points, which can be converted later into petrol or VITAY prizes. In December 2002 the next stage of creating relationships with customers and encouraging their loyalty was implemented. In December 2004 the VITAY programme was expanded by additional attractive prizes and offers from partner companies cooperating with the PKN ORLEN S.A. In the new edition of VITAY catalogue a new formula of calculating points was applied in order to promote services offered by filling stations (e.g. a car wash and a hoover).

Flota Polska Programme is designed for institutional clients operating their own means of transportation. Shipping companies, production and service companies, banks, offices of central and local administration and foreign branch offices belong to the programme members. We offer two kinds of flota cards for our clients: K-type cards, issued in driver's name and S-type cards issued for a specific vehicle registration number. Each card can be loaded with individual limit for fuel volume as well as products and services value and frequency of transactions. Additionally, flota managers can visit a personalized web-page, on which tools for assisting flota management are provided.

In 2004, thanks to cooperation of two strong partners and brands a new co-branded card was introduced. ORLEN/DKV card is the first one in Europe, which unites a microchip technology of Polish FLOTA card with magnetic strip of DKV network.

As at the end of 2004 there were 3,919 participating enterprises and the number of active cards amounted to 90,000.

Prepaid cards are offered to institutional clients as a method for rewarding employees and clients. Till the end of 2004 about 40,000 cards of this type were issued.

- **Investment program**

The increase of the Company effectiveness during the year 2004 was to a great extent influenced by investment processes in production and marketing.

The most important investment projects already finished or being still in progress are as follows:

- Desulphurization of Cracking Fuel – the main aim is to enable launch of petrol production according to the European Union requirements - Directive 98/70/EC. This Directive imposes obligation on fuel producers to sell, starting from 2005, fuels with the content of sulphur up to 50 ppm with availability on the market of fuels with the content of sulphur of 10 ppm, and after 2009 the whole range of fuel with the content of sulphur of 10 ppm.
- Hydrorefining of diesel from Hydrodesulfurization of Gudron (HOG) - aim to optimize the utilization of diesel from HOG and as a result to improve the diesel production by 320 thousand tonnes annually.
- Modernization of Fragrances Extraction Installation – aim to optimize the production of fragrances such as benzene, toluene and xylene.
- Modernization and building of new petrol and diesel fuel tanks – aim to increase storage capacity and at the same time adoption of tanks complex to the legal requirements and extending product line.
- Intensification of the installation Olefin II from 360 to 700 thousand tonnes of ethylene and at the same time an increase of the production of prophylene from 135 to 380 thousand tons according to the contract signed with the company ABB Lummus. It will enable a significant increase in the supply of ethylene, prophylene and butadiene constituting the main raw material for the domestic chemical industry.
- Investments in own and patronage petrol stations network.

In 2005 the following projects are expected to be completed:

- Investments related to polyolefins within Joint Venture Company with Basell,
- Construction of Desulphurisation Installation of Craking Fuel,
- Intensification of Fragrances Extraction Installation,
- Further stages of investment in IT systems of the Company,
- Modernization of storage bases,
- Investments in petrol stations network,
- Construction of new fuel tanks on the Production Plant premises.

- **Optimisation of logistics of own products**

At the end of the year 2004 there were 20 storage bases in the organizational structures of PKN ORLEN S.A.

The targeted network of storage bases used by PKN ORLEN S.A. assumes the amount of 13 own bases, taking into account such criteria as:

- usage of bases of the greatest flow capacity and the best locations;
- the level of incurred and future expenditures for modernization;

- usage of the most operationally and financially effective external bases;
- requirements of the European Union and in the area of environment protection.

The activities aiming at restructuring employment were carried out in own bases.

The processes of modernization and extension were finished in the bases in Ostrow Wielkopolski and Mosciska. At present, those bases meet all the requirements determined by the EU obligations. Modernization works were continued in 7 other bases in order to adapt them to EU requirements.

PKN ORLEN S.A. cooperates with Naftobazy Sp. z o.o. in the area of trade and store mandatory reserves. The cooperation is realized in the area of storage and reloading in 5 bases of Naftobazy, at the end of pipelines. In 2004 PKN ORLEN S.A. used 6 out of 22 bases belonging to Naftobazy. The validity of the perennial agreement with Naftobazy was extended by a year – till the end of 2005.

PKN ORLEN S.A. uses own pipelines and the network of the pipelines of PERN "Przyjazn" S.A. for transporting fuels. In line with the implemented strategy of the Company assuming building own pipeline system of distributing fuels in the region of Dolny Slask and integrating Storage Base No 111 in Wroclaw with the system, preliminary works were launched to build the fuel pipeline on the distance of 94 kilometres Ostrow Wielkopolski - Olesnica - Wroclaw. As pipeline transport is the safest and cheapest way of transporting fuels, PKN ORLEN S.A. aims at intensification of usage of the potential of far-reaching pipelines. The share of the mention transport in the structure of the fuel distribution exceeded the level of 60% in 2004. At the same time the share of own transports in the total volume of refining and petrochemical products increased nearly 3 times from 4% in 2003 to 11% in 2004. Five new transport connections were activated.

- **Optimisation projects**

Implemented in cooperation with KBC company Profit Increase Program (PIP) brings measurable effects in reduction of cost crude processing per barrel. The programme consists of modification of technological procedures. Measurable effects in reducing costs are also brought by improvement in the operating of program PIMS, which is used to optimize production processes.

Cooperation with Shell Global Solutions company will result in decrease of maintenance costs and optimisation of installations' production time. The implemented in the initial phase of the program Risk Matrix enabled to harmonize in the whole Production Plant all aspects connected with overhauling in the context of necessity and urgency of maintenance works. There were computer supported analyses in the area of improving reliability carried out for all the production installations (apart from those destined for modernization in the nearest future). Within those analyses detailed programs concerning maintenance and diagnostic activities were worked out in order to secure proper balancing of costs incurred for maintenance and technical reliability of the production assets. Similar analyses were carried out on chosen installations with special attention paid to automatic security device. The level imposed securities and the frequency of testing particular elements of the system was verified. Another group of practical analysis carried out based on risk management methodology was used in case of pipelines and pressure

device. The alternative periods of time and inspection methods were worked out. The system of explanation and protection against repeating events was prepared for error incidents.

The efficiency of solutions undertaken under the cooperation with Shell Global Solutions in the area of improving production installations and the extent of assimilation of new practices in our organization will be assessed in detail after closing the program which is scheduled for June this year.

- **Solomon Studium**

PKN ORLEN S.A. participates for the first time in Solomon Benchmarking in the area of refining (fuel) industry. The contract was signed on 16 December 2004. Solomon studium has been carried out for more than 20 years and about 95% of the world refineries participate in this program. The participation in the studium in the year 2004 will give information concerning refineries' performances in comparison to the competition in the particular region. The results of the Solomon studium enable to determine optimization trends in long term plans of the Company's activities. The results of analysis became widely acceptable and followed benchmarks of "tracking and assessing" of refinery's activities. The range of examination involves the whole spectrum of the refinery's activities, including technological data (processes, gains and quality of products), operating costs (among other costs of energy, employment, maintenance) and other important aspects such as reliability, operational readiness and capital expenditures. The Solomon report with the results will be available in 2005.

- **Risk Management System**

Financial results of the Company may be subject to fluctuations in relation to market factors, particularly to quotations of products, exchange rates and interest rates. The Company manages the risk, to which it is exposed, limits variability of the future cash flows and limits potential economic losses arising as a consequence of the events that may have a negative impact on the result of the Company. The policy and the strategy of using derivatives is determined and supervised by the Management Board of the Company.

In case of the exposition USD/PLN there is a natural hedging, it means the exchange rate risk by purchasing crude oil is compensated by the revenues from the sales of products, which prices depend on the USD/PLN exchange rate. Moreover, swap transactions concluded in the year 2003 stabilizing cash flows in EUR generated by sales of petrochemical products were realized in the year 2004. Maturity date of the mentioned hedging transactions is 2006.

The Company initiated in the first quarter of 2004 the implementation of market risk management and decided to implement system supporting the management of hedge transactions. In order to formalize the risk management process relevant procedures were implemented and the Risk Committee was set up to control the Company's exposure to risk and to take decisions on concluding hedging transactions.

- **Consolidation of oil production and distribution**

On 1 July 2004 the Company signed an agreement on disposal of property constituting a self-operating unit functioning in the structure of PKN ORLEN S.A. as the Lubricant Department. The purchaser of the mentioned property is ORLEN Oil Sp. z o.o., located in Krakow. The above deal represents a further step in the restructuring process carried out by PKN ORLEN S.A. The project's aim is to consolidate the production and sale of engine oils and lubricants in the PKN ORLEN Capital Group. It is also a further stage in the process of integrating the production of oil bases and the production and sale of finished products such as engine oils and lubricants. On 18 August 2004 the share capital of ORLEN Oil at the value of PLN 43,558 thousand was increased by PLN 31,535 thousand, i.e. to the amount of PLN 75,093 thousand. Stakes in the increased capital were covered by PKN ORLEN S.A. in the form of cash contribution.

After the increase of the share capital of ORLEN Oil, the stake of PKN ORLEN S.A. in the capital increased from 9% to 47.2%. The remaining stakes are possessed by Rafineria Trzebiania S.A. (43.8%), Rafineria Nafty Jedlicze S.A. (4.5%), Rafineria Czechowice S.A. (4.5%). The aim of capital increase is to gain financial resources for financing acquisition of property incorporated in Lubricant Department of PKN ORLEN S.A. The undertaken steps aim to realize a strategy of consolidation lubricant assets of PKN ORLEN S.A. around ORLEN Oil in order to create a uniform centre managing oil segment in PKN ORLEN S.A.

- **Implementation of efficiency plans**

At the end of 2002, the Company's Management Board decided to implement two significant efficiency systems during the period 2003-2005 – value based management system and a comprehensive operational cost cutting programme. The first plan will allow the Company to introduce modern management methods, take optimal decisions and improve managers' competency, which will help to increase Company's value and improve the shareholders' perception of the Company. The latter plan will ensure a decrease in a significant part of operating expenses in all areas of the Company's activities. The detailed description of those programs is included in the part III of the statement.

I. CURRENT AND PROJECTED FINANCIAL POSITION OF THE COMPANY

1.1 P roduction

The volume of crude oil processed in 2004 amounted to 12,194 thousand ton and was higher by 4% in comparison to previous year.

The most important factors determining production activity of the Company in 2004 were:

- In February an agreement with UHDE Edeleanu was signed, which is a contractor for technical project - installation of Desulphurisation of Cracking Fuel. Launching of installation is planned at the turn of 2005 / 2006;
- Prospects of introduction in Poland restricted norms for motor fuel, binding from 1 January 2005 in EU, has caused necessity of production of high quality new fuels and diesel oils already in 2004;
- In June a production of City Diesel Oil was launched, with content of sulphur amounting to 10mg/kg – ONM Super, which will successively substitute for ONM Standard 25;
- In August a production of new fuels began: unleaded 95 and unleaded 98 with content of sulphur amounting to 50mg/kg and 35% of aromatics (volume);
- Since August the Company has produced, apart from basic diesel oil, Ekodiesel Ultra with content of sulphur amounting to 10 ppm, which meets the most strict qualitative and ecological requirements for high-pressure fuels in EU countries;
- Implemented initiatives under Comprehensive Operational Cost Cutting Programme resulted in improvement of effectiveness in production exceeding PLN 200 million;
- In July an initiative of Profit Improvement Programme – PIP was implemented (realized in cooperation with KBC in years 1999-2002) concerning directing of slop wax as additional raw material from HOG installation to Catalytic Cracking 2 i nstallation. The effect planned f or 20 05 in r elation t o t he usage of the i mplemented solution amounts to PLN 40 million;
- Production of new kind of heating oil Ekoterm Plus with content of sulphur below 0.1%(m/m) was started in the beginning of October 2004. The product was lunched significantly in advance in relation to EU requirements which order implementation of this product just in 2008. This oil is a product with enhanced usage and ecological characteristics in the quality class specific for modern heating equipment with low emission as used in Europe;
- In August a production of new type of fuel for air-plane's turbine engines (code name: MPS F-34) was lunched. It was developed by Military Research & Development Centre as a consequence of adoption process to NATO standards (special anti-corrosion and lubricating supplement was added to JET A-1);
- On 1 July Oil Base Division was moved into ORLEN Oil as a consequence of the restructuring programme in PKN ORLEN;

– In January 2005 PKN ORLEN signed an agreement with AXENS was signed (base project, licence and catalyst delivery) on diesel oil stabilization centre from HOG installation. Project is planned to be accomplished in the end of 2007.

1.2 S ales

In 2004 PKN ORLEN sales of products, goods for resale and materials amounted to PLN 28,996,289 thousand (including wholesale in the amount of PLN 20,609,413 thousand, retail sale in the amount of PLN 8,386,876 thousand), which accounts for 117.7% of 2003 sales revenues. Revenues from the sales of finished products amounted to PLN 26,941,670 thousand and were higher by 17.5% compared to 2003, while the revenues from the sales of goods for resale and materials reached the level of PLN 2,054,619 thousand, i.e. 20.9% more than in 2003.

In 2004 PKN ORLEN sold in its retail and wholesale chain 11,354.8 thousand tonnes of finished products and goods for resale – 4.5% more than in 2003.

The biggest quantity volume and share in sales (both retail and wholesale) of products and goods for resale had:

- Diesel – 3,424.7 thousand tonnes (30.2% share) – increase in share by 0.3 pp in comparison to previous year realization
- Petrol – 2,863.9 thousand tonnes (25.2%) – decrease in share by 1.1 pp comparing to 2003
  - Eurosuper 95 – 2,356.4 thousand tonnes (20.75%) – decrease of 0.6 pp
  - Super Plus 98 – 193.1 thousand tonnes (1.7%) – increase of 0.1 pp
  - Universal 95 – 314.5 thousand tonnes (2.8%) – decrease of 0.6 pp
- Light heating oil – 1,702.4 thousand tonnes (15%) – increase of 0.8 pp
- Heating oil III – 718,9 thousand tonnes (6.3%) – decrease of 0.1 pp
- Aircraft fuel JET - 345,3 thousand tonnes (3.0%) – increase of 0.3 pp
- Liquid gas (LPG) – 316 thousand tonnes (2.8%)

In 2004 sales of refinery products increased by 5.0% in comparison to 2003 (including: increase of 4.9% in light products):

- an increase in sales was observed, among others, in:
  - Diesel oil (by 5.4%) – as a consequence of increasing sales in wholesale and retail chain. Wholesales of diesel oil increased by 7.3% due to larger p urchases of: foreign concerns, c hains of associated and franchised petrol stations (adequately: 38%, 36% and 257%), as well as a 48% increase in export sales. A diminutive increase (1.4%) of retail sales is caused by growing customer interest in diesel cars and realization of fuel coupons by farmers in first half of 2004;
  - Ekoterm (by 10.6%) – due to a favourable discount system for ADOO (increase of 19.6%), introduced

since April 2004, growing demand, lower supply on the market of RGTerm of LOTOS S.A. in last 2 months and dynamic media campaign focused on Ekoterm quality;

- Aircraft fuel (by 17.4%) - mainly as a result of sales increase to the exporters (increase by 60.4 thousand tonnes, i.e. by 163.4%) - though the sales on the domestic market slightly decreased (by 3.5%) due to the lower demand from the army;
- Liquid gas (by 4.3%) due to increase of retail sales (by 28.5%). As the internal demand grew, the wholesale segment declined by 6%.

The rise in the domestic wholesale results from higher demand from foreign companies (by 36%) and development of local distribution channels:

- associated petrol stations – increase by 30% - the programme for associated petrol stations was popular with clients, the number of stations (at the end of 2004 331 the abovementioned fuel stations – rise by 88 such stations compared to the quantity at end of 2003);
- franchised petrol stations – the turnover increased by 160% which is the effect of among others modernization of petrol stations and rise in the number of stations (by 39).

As sales of petrochemical products are concerned, insignificant decrease (by 0.6%) was recorded as compared to 2003. In 2004 the following were noted:

- decrease in sales of, among others, paraxylene due to lower demand on the domestic market; ethylene and ortoxylene due to lower exports. The amount of petrochemical products to be exported is determined after ensuring that the domestic demand is satisfied. Possible change in the amount of products to be exported may result from different demand in the Polish market and the more favourable prices to be attained for foreign transactions;
- increase in sales of among others ethylene and glycols - as a result of higher demand from domestic client; propylene due to higher supply of products.

Apart from that, the sale of plastic was ceased as the process of transferring PE and PP production to Basell ORLEN Polyolefins Sp. z o.o. was concluded.

In 2004 PKN ORLEN sold 2,706.5 million liters of fuels (petrol, diesel, and liquid gas) on its own stations, which is a 1.5% decrease in volume of sale as compared to 2003.

Retail sale volume of fuels in 2004 amounted to:

- Petrol – 1,468.7 million liters,
- Diesel – 1,029.4 million liters,
- Liquid gas – 208.4 million liters.

The dynamics of 2004 particular fuel and liquid gas products sales in comparison to 2003 is presented below:

Products and goods for resale	Dynamics 2004 / 2003
Unleaded petrol, including:	93.5 %
Eurosuper 95	98.1 %
Super Plus 98	98.1 %
Universal 95	92.0 %
Diesel	101.4 %
Liquid gas	128.5 %

- Average sale per petrol station in 2004 amounted to 2.1 million litres, which is a 0.9% drop compared to 2003.
- In 2004 the share of diesel and liquid gas in the volume of sold fuel rose, which is in line with current developments on the retail market in Poland. Simultaneously, due to maintenance costs more and more customers buy liquid gas for cars. As a result of the preferences mentioned above, the share of diesel in total sales rose from 37% in 2003 to 38% in 2004, liquid gas share rose respectively from 6% to 8%. Higher sales of gas was also influenced by the increase in gas modules on stations by 25% (390 at the end of 2004 as compared to 312 in previous year).
- Petrol share in total retail sales declined from 57 % in 2003 to 54% in 2004, including the following:
  - Universal U 95 petrol share decreased from 9 % to 7%,
  - Eurosuper EU 95 petrol share remained at the level of 43%,
  - Super Plus 98 petrol share decreased from 5 % do 4 %.

In 2004 total profit margin generated by PKN ORLEN S.A on own petrol stations amounted PLN 1,037 million, i.e. at a comparable level as in 2003. The profit margin on fuel retail sales totaled PLN 820 million and decreased by 1.9 % compared to the prior year. The profit margin on non-fuel products and services grew by 3.1 % as compared to the prior year and amounted to PLN 217 million.

Decrease in retail sales of petrol in PKN ORLEN S.A. was influenced mainly by following factors:

- a number of new petrol stations of PKN ORLEN S.A lower than planed, resulting from the lack of realization of the investment programme;
- dynamic development of the competition's stations during the whole year, including close-to-supermarket stations offering fuel at lower prices;
- high retail prices of petrol in different periods of 2004, which constraints the demand for fuel among customers at lower level of wealth;
- significant differences between prices of petrol and liquid gas;

- bad locations and a small range of services (for instance the lack of a car wash);
- aggressive advertising and promoting campaigns at the stations of competition and introduction by the company Shell sales of a new petrol Suprema and V-power in the network of Shell;
- lack of increase of sales efficiency resulting from lack of realization of the restructuring program in the network.

1.3 S ales and supply markets

Entire crude oil bought by PKN ORLEN is provided to Plock from Russia, additionally 1 million barrels of low-sulphur crude-oil was purchased due to repair downtime of the Refinery in Plock. Companies operating on Russian oil markets and the traders operating on the international fuel market are the Company's suppliers. The only supplier whose share in supplies exceeded 10% of sales revenues in 2004 was J&S.

There was a slight change in the sales structure in 2004 as compared to 2003. The volume share of exports in total sales grew from 6% to 7%.

PKN ORLEN is not dependent on one strategic customer whose share would exceed 10% of total net sales revenues. BP with 8.5% belongs to the customers with the highest share in sales volume. Other key customers of PKN ORLEN S.A. are: SHELL, ORLEN PetroCentrum Sp. z o.o, ORLENPetroTank Sp. z o.o, and BASELL ORLEN POLYOLEFINS Sp. z o.o., joined by CONOCO (in connection with the supply agreement concluded in April 2004), with a 2% share in 2004 sales.

Key accounts are often present in group of oil derived products and petrochemicals, however value of sales to these customers is insignificant as far as total sales is concerned. The following products are dependent on key accounts:

- Liquid gas – ORLEN GAZ – 99.2 % share in wholesales,
- JET Fuel– PETROLOT – 62.7%,
- Post - pirolitycal oil– WARTER – 81.1%,
- Butadiene – F.Ch. Dwory – 91.4%,
- Vacuum gas oil – ORLEN Asfalt Sp. z o.o. –100%,
- Ortoxylene – Z.A. Kedzierzyn – 61.6%,
- Paraxylene – Elana Torun – 94.4%,
- Ethylene oxide– Rokita – 59.3%,
- Ethylene – Anwil S.A. – 44.2%, BASELL ORLEN POLYOLEFINS Sp. z o.o. – 53.5%,
- Benzene – Z.A. Pulawy – 64.4%,
- Propylene - BASELL ORLEN POLYOLEFINS Sp. z o.o. – 65.2%,
- Glycols – Elana Torun – 41.3%.

1.4 F inancial resources management

During the year 2004 net financial indebtedness of the Company decreased significantly to achieve a negative value at the end of the year 2004 (the Company managed the gathered surplus of cash and cash equivalents in a safe and efficient way, allocating it for the purchase of UNIPETROL).

The structure of the financial liabilities, taking into account their dates of maturity as well as currencies, in which indebtedness is denominated, is considered positive by external financial institutions.

Loan structure in the Company:	31 December 2003	31 December 2004
Long term	71%	100%
Short term	29%	0%
in USD	43%	50%
in EUR	35%	50%
in zlotys (PLN)	22%	0%

In 2004 the Company used terminable part of the syndicated loan of the long term type obtained from the foreign market and to a small extent it benefited from short term credits, both operational and loans on current accounts, provided by domestic banks, issued short term debt securities within the security issuance program. Revolving part of the syndicated loan was available for use.

The Company pays a great attention to the efficient cash-flows management within its accounts. Since February 2001 a system of financial resources concentration for the whole Capital Group has been in operation. At the end of December 2004 there were 13 companies of the Capital Group active in the system, whereas the whole Capital Group achieves measurable financial gains from optimization of its financial costs and its current liquidity.

Taking in to a ccount the possibility o f l imiting b ank c harges a nd i mprovement of o rganization o f bank services provided hitherto and, in the sequence, including companies within the Capital Group to the same bank service and centralisation of financial resources management, the Company performed reorganisation of its cooperation with banks. Five banks with the highest credibility and equity were chosen for complex service providers; the banks have great experience in managing cash on Polish and foreign markets. The integration and improvement of bank service conditions for particular companies from the Group will be the next step of reorganization.

Detailed information on maturity dates of credits, loans and debt securities issued by the Company are presented in notes 19D, 20C and 20D to PKN ORLEN S.A. financial statements for the year 2004.

1.4.1 Loans, sureties and guarantees granted to employees and companies of the Capital Group

By the resolution of an Extraordinary General Meeting of PKN ORLEN S.A. dated on 8 Aprli 2004 changes to the "Regulation of Privatisation Fund Usage" were introduced; a number of companies entitled to use the fund increased by adding companies established as the result of restructuring process in PKN ORLEN S.A., which will take part in the project related to Technology - Industrial Park in Plock. It became also possible to use resources form the Privatisation Fund in the form of loans granted for purchase of shares for management buyouts. Possibility of obtaining resources in this way will enable the process of disinvestment decreasing social unrest among the companies' employees.

After obtaining the necessary opinions, including trade unions' opinions, new regulation no. 33/GD/2004 entered into force on 9 August 2004. This regulation concerns borrowings granted from Privatisation Fund of Polski Koncern Naftowy ORLEN S.A., which describes procedures of granting the borrowings in details.

In connection with lack of borrowings repayment in 2004 the following transfer of equity shares to PKN ORLEN S.A. took place: ORLEN Transport Kedzierzyn Kozle Sp. z o.o. – 6 shares, ORLEN Transport Nowa Sol Sp. z o.o. – 15 shares, ORLEN Transport Plock Sp. z o.o. – 1 share, ORLEN Transport Krakow Sp. z o.o. – 125 shares, ORLEN Transport Slupsk Sp. z o.o. - 15 shares, ORLEN Transport Olsztyn Sp. z o.o. - 111 shares. Transfer of the above listed shares took place for the total amount of PLN 37,423.06. The closing balance of indebtedness at the end of 2004 included interests amounts to PLN 973,797.02.

Closing balance of borrowings granted from the Company's Social Fund to employees and pensioners of the Company as at 31 December 2004 amounted to PLN 14,433 thousand, whereas closing balance of borrowings granted to the employees of consolidated companies from the Capital Group, which signed an agreement with PKN ORLEN S.A. on having a common social activity, amounted to PLN 5,742 thousand.

As at 31 December 2004 off-balance sheet liabilities of the Company due to sureties, guarantees and other form of the security of liabilities of other entities amounted to PLN 1,218,562 thousand, including:

subsidiaries on benefit of which guarantee and sureties were granted	in PLN (in thousand)	in the currency of the surety (in thousand)	Maturity date
ORLEN PetroTank Sp. z o.o. Widelka	43,867	43,867 PLN	2008-07-02
Rafineria Nafty Jedlicze S.A.	20,000	20,000 PLN	2006-12-20
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	122	30 EUR	2006-03-31
ORLEN Deutschland AG	119,616	40,000 USD	2005-01-31
ORLEN Deutschland AG	428,295	105,000 EUR	2005-01-31
TOTAL	**611,900**	-	-

Joint-ventures on benefit of which guarantee and sureties, pledge on shares were granted	in PLN (in thousand)	in the currency of the surety (in thousand)	Maturity date
Basell Orlen Polyolefins Sp. z o.o.	152, 963	37, 500 EUR	2005-01-11
TOTAL	**152, 963**	-	-

The key item of off-balance sheet pledges are the sureties granted to the banks in the form of guarantee letters and corporate warrantees with aim to hedge liabilities of ORLEN Deutschland AG resulting from its fuel trade activity.

Moreover the Company pledged a register in respect of the possessed shares in BASELL ORLEN POLYOLEFINS Sp. z o.o. for the record value of PLN 453,699 in order to secure financial liabilities of this entity.

1.4.2 Bond issuance

Bonds issuance is a flexible and effective instrument of gathering financial funds used for payment of current liabilities and repayment of matured securities. Issue is made in form of public auction, in which Bank Handlowy w Warszawie, Bank Pekao S.A. and BRE Bank S.A. participate. A bank which offers the most favourable profitability of issued securities conducts the issuance.

During 2004 the Company was issuing three month bills. On maturity date bills were repurchased or, if cash was needed, they were rolled (new issue) prolonging the period of financing.

Under the Bond Issue Program the Company is able to issue bonds up to the total indebtedness amount not exceeding PLN 700 million.

As at 31 December 2004 there was no indebtedness of the Company from bond issuance.

1.4.3 Cash management

Financial situation of the Company remains stable and safe. PKN ORLEN S.A. has high creditability, which enables it to receive quick and relatively inexpensive external financing. The further syndicate long-term loan agreement signed yet in 2003 in the amount of EUR 500 million made the structure of liabilities stable and on the other hand reduced demand for loans from domestic banks. Thanks to that the bank limits are improved and may be used by the companies of the Capital Group and by the Company again. Simultaneously, the continuation of the bonds issuance program enables the Company to gather financing which is less expensive than that from banking sources.

In connection with free cash and cash equivalents owned in 2004, there were short-term investments made

over the year 2004. Free cash and cash equivalents were mainly invested in treasury bonds and treasury bills. Taking into account the guarantee of money resources for the purchase of UNIPETROL all of the investment transactions were short-term and were concluded in the form of Buy-Sell-Backs. As at 31 December 2004 PKN ORLEN S.A. possessed securities worth PLN 1,010,985.60 thousand.

1.5 Ch anges in financial assets of PKN ORLEN S.A.

As at 31 December 2004 PKN ORLEN S.A possessed directly shares in 80 companies, including:

- 47 subsidiaries (with above 50% share),
- 2 joint venture (with 50% share),
- 4 associated companies (with share between 20% and 50%),
- 27 other minority companies (with below 20% share).

Capital involvement of PKN ORLEN at the end of 2004 decreased by PLN 128,825 thousand in comparison to the end of December 2003 and amounted to PLN 2,108,666 thousand.

Significant changes in organisational and capital relations in the Capital Group PKN ORLEN during 2004 till the moment of the preparation of the financial statements are as follows:

- On 7 January 2004 PKN ORLEN and ConocoPhillips Central and Eastern Europe Holdings B.V. located in Rotterdam, the Netherlands ("ConocoPhillips") concluded the Agreement concerning the intention to co-operate in the process of privatization of UNIPETROL a.s., a company operating in the Czech oil sector ("UNIPETROL"). The agreement determines preliminary terms of the cooperation of the parties, outlines the proposed ultimate shareholding of the parties in some of the companies of UNIPETROL Group and the potential terms of the acquisition by the parties of some assets of UNIPETROL Group, in the case of the PKN ORLEN successful participation in the UNIPETROL privatisation. On 12 January, 2004 in response to the announcement from 3 November 2003 published by Czech National Property Fund ("NPF") the PKN ORLEN submitted an indicative offer and on 23 April 2004 an offer (the "Offer") for the acquisition of 62.99% of the share capital of UNIPETROL a.s., a company operating in the Czech oil sector, and of the purchase of receivables of state agency Ceska Konsolidacni Agentura ("CKA") from certain entities directly or indirectly owned by UNIPETROL, as well as for purchase of 9,76% of Spolana a.s. share capital currently held by CKA (the "CKA Assets"). PKN ORLEN agreed to pay CZK 11.3 billion for the 62.99 stake in UNIPETROL, CZK 1.0 million for CKA's 9.76% stake in Spolana and approx. CZK 1.7 billion for CKA's receivables with a total nominal value of approximately CZK 3.1 billion and EUR 9.5 million, and USD 4.9 million as at 1 April 2004. On 4 June 2004 PKN ORLEN entered into an agreement with NPF to acquire, subject to appropriate regulatory approvals, 114,224,038 bearer shares of UNIPETROL, each having the nominal value of CZK 100, representing approximately 62.99% of all issued and outstanding shares of UNIPETROL. PKN ORLEN has also reached agreements with CKA to

acquire 745,000 bearer shares of Spolana, each having a nominal value of CZK 655 which represents 9.76% of the share capital of Spolana, a UNIPETROL's producing subsidiary, and receivables from some of the companies of the UNIPETROL Group (the "Framework Agreement"). Pursuant to the Resolution of the Government of Czech Republic No. 415, dated on 28 April 2004, the Czech Government authorized sales of Unipetrol and Spolana shares and receivables mentioned above. In 2003 UNIPETROL presented in its audited financial statement a consolidated profit in the amount of CZK 87.7 million, while the consolidated revenues amounted to CZK 67.9 billion. The agreement assumes an adjustment by the value of shares of the company UNIPETROL, as it would include all unexpected changes in the value of UNIPETROL during the period till the transaction is concluded. The formula of the price adjustment bases on the adjusted net book value of the company UNIPETROL at the end of the year 2003 and at the end of a month, in which PKN ORLEN S.A. will acquire a stake in the company UNIPETROL constituting 62.99% of the share capital. The range of the price adjustment in case of UNIPETROL's is limited to a potential adjustment between 5% and 15% up and between 5% and 25% down. The settlement of the purchase price will be made by an Escrow Account. 10% of the purchase will be deposited into the account after the Purchase Agreement of UNIPETROL's Shares, and the remaining 90% of the purchase price will be deposited after all the precedent condition, mentioned in all the three agreements concerning UNIPETROL, Spolana and Framework Agreement, are fulfilled. The agreement was concluded under several conditions precedent, among which are: gaining the antimonopoly consent, the decision of the European Commission that the transaction does not constitute any public aid or that it is compatible with the common market. A large portion of the funds for the financing of this transaction is already provided in the form of the currently available credit limits. The reminder will be arranged for within the time periods indicated in the payment schedules relating to the transaction. The completion of the transaction will not result in any violation of any covenants under the syndicated credit facility agreement. The banks have already offered PKN ORLEN their assistance in financing the transaction in question. Simultaneously PKN ORLEN S.A. signed an agreement concerning the co-operation with AGROFERT HOLDING a.s., which assumes sale of those amongst assets of UNIPETROL, that are not considered as basic for PKN ORLEN's activities. Cooperation with AGROFERT enables PKN ORLEN to keep only the assets of Unipetrol it deems to be core. Pursuant to an agreement with ConocoPhillips, PKN ORLEN has agreed to sell with the best effort to ConocoPhillips one third of petrol stations, belonging to some of UNIPETROL's subsidiaries. In exchange for that, ConocoPhillips has agreed to provide operational advice and operational assistance to PKN ORLEN in stabilizing and continuing the operations of this UNIPETROL subsidiary in the immediate period following the privatization of UNIPETROL. The disposal of certain assets to ConocoPhillips and AGROFERT will reduce the amount of funding required for this transaction. The transactions contemplated with ConocoPhillips and AGROFERT are expected to close by the end of 2005.

The purchase of the company UNIPETROL constitute one of the subsequent significant steps in the strategy of PKN ORLEN, because it creates an exceptional opportunity to extend the geographical area of its activity, to enter the attractive Czech market and to strengthen its position in the southern Poland. The Company considers

itself as a long term strategic investor and regional consolidator of the most important refining assets and retail distribution of UNIPETROL.

- On 19 April 2004 changes in the contract of partnership of the company CPN Marine Service Sp. z o.o. located in Gdansk. They concerned changes in the subject of the activity of the company and extension of its share capital. The share capital was increased from the amount of PLN 50 thousand to the amount of PLN 1,000 thousand by issuing 1,900 new shares at the nominal value of PLN 500 each. The shares in the increased capital were taken by the sole shareholder – PKN ORLEN and covered in total in the form of money resources. At the same time the name of the company was changed from CPN Marine Service Sp. z o.o. to Centrum Komercjalizacji Technologii Sp. z o.o. The subject of the activity is advisory service concerning running business and management.
- The Registered Court in Elmshorn (Germany) registered on 11 May 2004 an increase in the share capital of ORLEN Deutschland Immobilien GmbH located in Elmshorn, Germany. The share capital was increased from EUR 30 million to EUR 60 million, i.e. by the amount of EUR 30 million as the consequence of a merger with ORLEN Deutschland GmbH and the change of contract of partnership. The shares in the increased capital were taken by the sole shareholder – PKN ORLEN and covered in total in the form of cash contribution. At the same time on 11 May 2004 following companies were deregistered as the result of the merger:
  1. Jewel Tankstellen Nord GmbH (taken over by AMF Service GmbH)
  2. Orlen Tankstellen Aktiengesellschaft (taken over by AMF Service GmbH)
  3. NTG Norddeutsche Tankstellen AG (taken over by ORLEN Deutschland Immobilien GmbH)
  4. AMF Service GmbH (taken over by ORLEN Deutschland GmbH)
  5. ORLEN Deutschland GmbH (merged with ORLEN Deutschland Immobilien GmbH).

  Moreover the name of the company ORLEN Deutschland Immobilien GmbH was changed to ORLEN Deutschland GmbH. On 27 May 2004 the Registered Court in Elmshorn registered ORLEN Deutschland GmbH as a joint-stock company under the name of ORLEN Deutschland AG. The company specializes in fuel wholesale and retail. PKN ORLEN owns 100 % of the total shares in ORLEN Deutschland AG.
- On 11 May 2004 PKN ORLEN S.A. purchased 3,450 shares at the nominal value of PLN 500 each in the company ORLEN Petroprofit Sp. z o.o. located in Niemce constituting 15% of its share capital and the same amount of voting rights on the General Shareholders Meeting as a result of the sale agreement concluded with Profit Sp. z o.o. in Swidnik. The total price for the purchased shares amounted to PLN 5,750 thousand. As a consequence of the above mentioned transaction PKN ORLEN became the sole shareholder in the company Petroprofit Sp. z o.o. An increase of the capital engagement in the company Orlen Petroprofit Sp. z o.o. is an integral part of the PKN ORLEN's strategy, which assumes the process of systematization of the capital structure of the Regional Market Operators.
- On 7 June 2004 a change in both the amount and structure of the initial capital of ORLEN Powiernik, based in Plock were registered. The initial capital of ORLEN Powiernik was increased from PLN 4,000 to PLN 25,000 and divided into 50 shares with a par value of PLN 500 each. The capital was increased through a cash

contribution from PKN ORLEN. The total number of shares was taken by the sole shareholder - PKN ORLEN and covered in the form of cash contribution.

- On 30 June 2004 PKN ORLEN purchased 5,200 shares in ORLEN Morena Sp. z o.o., based in Gdansk ("ORLEN Morena"), with a par value of PLN 1,000 each, representing 49.52% of the initial capital of ORLEN Morena and the same number of voting rights at its Shareholders' Meeting, at a total price of PLN 5,954 thousand as a result of the agreement between PKN ORLEN and FOX-OIL Sp. z o.o. based in Gdansk. Following the above mentioned transaction, PKN ORLEN is the sole shareholder of ORLEN Morena's. An increase of the capital engagement in ORLEN Morena Sp. z o.o. is an integral part of the PKN ORLEN's strategy, which assumes the process of systematization of the capital structure of the Regional Market Operators.
- On 1 July 2004 PKN ORLEN signed a agreementt regarding the sale of the assets constituting a self-operating unit of PKN ORLEN – Lubrificant Oil Division, at a total net price of PLN 47,391,125.96. The buyer of the above mentioned assets was ORLEN Oil Sp. z o.o. with its headquarters in Cracow. The above transaction represents a further step in the restructuring process conducted by PKN ORLEN. It aims at consolidation of production and sales of engine and lubricant oils in the Capital Group and represents also a further stage in the process of integrating the production of oil bases and the production and sale of finished products such as engine and lubricant oils. As of the date of signing the agreement, PKN ORLEN possessed 9% of the share capital of ORLEN Oil Sp. z o.o. On 11 August 2004 the District Court in Cracow registered an increase of the share capital in the company ORLEN Oil Sp. z o.o. Share capital of Orlen Oil Sp. z o.o. amounting to hitherto PLN 43,558 thousand was increased to PLN 75,093 thousand. The stake in the share capital was covered fully in cash by PKN ORLEN S.A. After an increase of the share capital of the company ORLEN Oil the stake of PKN ORLEN in the share capital of the company increased from 9% to 47.2%. The remainig stakes are possessed by Rafineria Trzebinia S.A. (43.8%), Rafineria Nafty Jedlicze S.A. (4.5%), Rafineria Czechowice S.A. (4.5%). Each stake gives a one voting right at the Shareholders' Meeting. The aim of an increase of the share capital is to raise funds for partly financing of the purchase by ORLEN Oil the assets constituting the Lubricant Oil Division of PKN ORLEN S.A. All undertaken actions are connected with the strategy of integrating oil assets of PKN ORLEN S.A. in ORLEN Oil in order to create a uniform centre responsible for managing oil segment of the PKN ORLEN's business.
- On 14 July 2004 the District Court for the capital city Warsaw registered the company Plocki Park Przemysłowo-Technologiczny S.A. located in Plock, in which PKN ORLEN S.A. gained 50% of the share capital, it means 50,000 bearer privileged shares series A at the nominal value PLN 10 each, constituting 50% of voting rights at the shareholders' meeting. Shares taken were covered by PKN ORLEN in cash contribution in two portions till the end of 2004. The subject of the activity of the company Plocki Park Przemyslowo-Technologiczny S.A. is among others the activity connected with managing the holding , advisory in the area of running a business, management and administration, sale and purchase of real estates on own account. The remaining 50% of shares of the company, it means 50,000 bearer privileged shares series A at the nominal value of PLN 10 each were taken by the legal entity of the public law under the name of "Miasto Plock". Taking

shares in Plocki Park Przemyslowo-Technologiczny S.A. is considered to be a long term investment of PKN ORLEN S.A.

- On 6 September 2004 the District Court in Opole, VIII Economic Department of the National Register Court, registered changes in the contract of partnership of the company ORLEN Transport Kedzierzyn-Kozle Sp. z o.o. located in Kedzierzyn-Kozle concerning an increase of the share capital of the company. The share capital was increased from PLN 5,389,500.00 to the amount of PLN 10,009,000.00 – by the amount of PLN 4,619,500.00. The stakes in the increased share capital were taken wholly by PKN ORLEN S.A. and covered by contribution. As a result of an increase of the share capital of ORLEN Transport Kedzierzyn-Kozle Sp. z o.o. the stake of PKN ORLEN S.A. increased from 89.35% to 94.27%, the remaining stakes are possessed by the company's employees. After the registration of an increase of the share capital of the company the total volume of voting rights in the company amounts to 20,018. The record value of the assets contributed to ORLEN Transport Kedzierzyn-Kozle Sp. z o.o. by PKN ORLEN amounts to PLN 1,658,687.16.
- On 10 September 2004 the District Court for the capital city Warsaw, XXI Economic Department of the National Register Court registered the company ORLEN Eko Sp. z o.o. located in Plock, in which PKN ORLEN S.A. took 100% shares at the nominal value of PLN 500 each, constituting 100% of voting rights at the shareholders' meeting. The stakes taken in the amount of 4,000 were covered by PKN ORLEN S.A. in the form of cash in the amounting to PLN 2,000,000. The core business of the company ORLEN Eko is waste administration.
- On 3 January 2005, the District Court in Opole, VIII Economic Department of the National Register Court, registered a merger of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o., headquartered in Opole (transferee company), with the following companies (offeree companies):

  -Serwis Katowice Sp. z o.o., headquartered in Katowice,

  -Serwis Kedzierzyn - Kozle Sp. z o.o., headquartered in Kedzierzyn - Kozle,

  -Serwis Kielce Sp. z o.o., headquartered in Kielce,

  -Serwis Lodz Sp. z o.o., headquartered in Lodz,

  -Serwis Rzeszow Sp. z o.o., headquartered in Rzeszow.

the take-over of the total assets of the offeree companies by Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. (merger by take-over). In accordance with the above, the changes in the contract of partnership were made concerning an increase of the initial capital of Zaklad Urzadzen Dystrybucyjnych by PLN 222,700, from PLN 6,536,500 hitherto to PLN 6,759,200. Shares in the increased capital, with a nominal value of PLN 50 each, were taken by the shareholders of the offeree companies. As a result of an increase of the share capital of the company Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. the stake of PKN ORLEN S.A. decreased from 99.94% to 96.65%. After the registration of the merger of companies and an increase of the share capital of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. the total volume of voting rights amounts to 135,184. The registration of the merger of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. with Serwis Katowice Sp. z o.o., Serwis Kedzierzyn-Kozle Sp. z o.o., Serwis Kielce Sp.z

o.o., Serwis Łodz Sp. z o.o., Serwis Rzeszow Sp. z o.o. results in cancellation of offeree companies from the register.

- On 28 January 2005 the District Court in Cracow, XII Economic Departament of the National Register Court, registered change of the amount and structure of share capital in Rafineria Trzebinia S.A. in Trzebinia. The share capital was decreased from PLN 43,041,890 to PLN 42,995,350 and is divided into 4,299,535 shares at the nominal value PLN 10 each. A decrease of the share capital of Rafineria Trzebinia S.A. results from the resolution No. 1 of the Extraordinary Shareholders' Meeting of the company from 28 December 2004 concerning amortization of 4,654 shares of Rafineria Trzebinia S.A. After a decrease of the share capital of the company Rafineria Trzebinia the stake of PKN ORLEN in the share capital of the company amounts to 77.15%. The remaining shares are possessed by the State Treasury – 9.19%, other – 13.66%. Each share gives one voting right at the shareholders' meeting.

During 2004 there were sales of the stakes possessed by the Company in following companies:

- On 21 April 2004 PKN ORLEN S.A. signed preliminary agreement on disposal of all shares held (9,600 shares constituting 40% of initial capital) in Flexpol Sp. z o.o. located in Plock (Flexpol). The book value of shares amounts to PLN 4.8 million, while selling price amounts to PLN 7.2 million. Disposal of all shares of Flexpol Sp z o.o.the held by the Company to Przedsiebiorstwo Produkcyjno-Handlowe Gasior Sp. z o.o. took place on 28 July 2004. The closing of the promised disposal agreement followed satisfying the last requirement: selling by the Company to the Investor all the fittings rented currently by Flexpol from PKN ORLEN at the gross price of PLN 26,108 thousand as well as real estate rented by Flexpol from PKN ORLEN till that date at the gross price of PLN 12,932. Flexpol paid to the so far shareholders dividend in the amount of PLN 3 million for 2003, that is for PKN ORLEN S.A. PLN 1.2 million.
- On 11 May 2004 based on the agreement of shares disposal, PKN ORLEN S.A. disposed to Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. all the shares held (5,913 shares) in Serwis Lodz Sp. z o.o., at par value PLN 100 each, constituting 97.3% of the initial capital and 97.3% voting rights at the Shareholders Meeting, at the total price amounting to PLN 591,300 to Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. The above mentioned transaction is a following step in the process of selling of non-core companies. PKN ORLEN S.A. posses 99.94% in the initial capital of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.
- On 12 May 2004 PKN ORLEN S.A. disposed to Brenntag Polska Sp. z o.o. 4,000 shares in ORLEN Polimer Sp. z o.o. at par value of PLN 500 each, constituting 100.00% of the initial capital and 100.00% of voting rights at the Shareholders Meeting, for the total price amounting to PLN 5,803,782.41. The above mentioned transaction is a following step in the process of selling of non-core companies. The Company realized gross profit at the level of PLN 3,803,782.41 on that transaction.
- On 29 July 2004 PKN ORLEN disposed to Nijman Zeetank International Transport Sp z o.o. located in Sandomierz, all the shares held in the initial capital of ORLEN Transport Lublin Sp. z o.o. located in Lublin,

which is 31,845 shares at par value of PLN 500 each. The disposed shares constitute 98.45% of the initial capital of ORLEN Transport Lublin and the same number of voting rights at the Shareholders Meeting of its company. The value of the transaction amounted to PLN 16 million (on 29 July 2004 the book value of shares possessed by PKN ORLEN S.A. amounted to PLN 15,922,490). The remaining 1.55% of shares in the initial capital of ORLEN Transport Lublin are in possession of current and previous company's employees. Disposal of shares took place on 2 April 2004 as a result of the sales agreement concerning shares of ORLEN Transport Lublin Sp. z o.o. concluded between PKN ORLEN S.A. and the Investor on 2 April 2004, as well as meeting all the precedent conditions, including positive decision from the Polish Office for Protection of Competition and Competitors and the Ministery of Interior and Administration and confirmations from the other shareholders of ORLEN Transport Lublin concerning not exercising their pre-emption rights.

- On 16 of August 2004 the group of shareholders on behalf of employees of Petrotel Sp. z o.o. repurchased from PKN ORLEN S.A. a package of 440 shares of Petrotel Sp. z o.o. for the amount equal par value of one share that is PLN 1 thousand per each share, amounting in total to PLN 440 thousand. The remaining shares it means 229 units were purchased by the entitled shareholders of Petrotel on 7 September 2004. As a result of the above agreements the share of PKN ORLEN S.A. in the initial capital of Petrotel decreased from 88.80% to 80.65%.

1.6 Profit and loss statement

1.6.1 Revenue

In the year 2004 sales of finished products, goods for resale and materials of PKN ORLEN S.A. amounted to PLN 28,996,289 thousand, which is 17.7% more than in the year 2003. An increase in volume sales of finished goods by 4.5% (including light products by 4.9%, ethylene by 7.3%, prophylene by 8.5%) was accompanied by an increase of the value of sales revenues in connection with high quotations of fuel prices on the world stock exchanges (an increase of quotation of petrol by 35.0%, diesel by 40.0%, Ekoterm by 37.5% and air fuel Jet A-1 by 41.4%).

1.6.2 EBIT

Profit on sales of PKN ORLEN S.A. for the year 2004 amounted to PLN 2,825,463 thousand and it was higher by 163.6% in comparison to the profit on sales in the year 2003. Such level of an increase of profit on sales was achieved by taking advantage of favourable circumstances on the market. An increase of the margins from quotations of core products (petrol by 41.5%, diesel by 66.1%, Ekoterm by 62.4% and air fuel Jet A-1 by 70.9%) and over 2-time increase of the differentiation between quotation of Ural and Brent oil from /-1.76/ to /-4.12/ USD/bbl were assisting elements. The Program of the Reduction of Operating Costs was also very important in creating the

result for the year 2004, especially in the area of production and logistics. In 2004 the Company recorded a decrease of the volume of retail sales of fuels (petrol, diesel, LPG) by 1.8% and a decrease in retail margin on the sales of fuels. During the year 2004 the sales efficiency decreased (taking into account the volume of sales of fuels per one fuel station) by 0.9%.

In 2004 the Company incurred a loss on other operational activity amounted to PLN 220,523 thousand in comparison to the previous year profit of PLN 100,303 thousand. Such considerable disproportions result from presenting in the financial result for the year 2003 the effects of contribution of self-operating unit of the Company to Basell Orlen Polyolefins Sp. z o.o. Other operating profit resulting from the difference between the book value of the contributed assets and liabilities and the fair value of obtained stakes in Basell Orlen Polyolefins Sp. z o.o. amounted to PLN 226 million. Operating profit (EBIT) in 2004 amounted to PLN 2,604,940 thousand and is higher by 122.2% than the profit achieved in the previous year.

1.6.3 Financial activity

During 2004 gain on financial activities amounted to PLN 287,889 thousand, as compared to the loss of PLN 23,923 thousand recorded in 2003. The gain on financial activity was caused by higher than in 2003 increase of financial revenues in comparison with increase of financial costs. Financial revenues in 2004 amounted to PLN 545,120 thousand and increased in comparison to 2003 by PLN 283,606 thousand and this was caused by positive tendency of foreign exchange rates (increase of positive foreign exchange differences in 2004 by PLN 306,577 thousand). At the same time the Company noticed decrease of financial costs by PLN 28,206 thousand in comparison to 2003 resulting among other from a decrease of interest costs (a decrease of the demand for the external financing).

1.6.4 Extraordinary gains and losses

Negative (PLN 2 thousand) result on extraordinary activities had a slight impact on the Company' net result.

1.6.5 Gross profit, income tax and net profit

PKN ORLEN S.A. generated in 2004 gross profit in the amount of PLN 2,892,827 thousand (increase by 151.9% compared to 2003). Increase in gross profit was accompanied by increase in income tax charge by 180.1%.

In 2004 the Company generated net profit in amount of PLN 2,330 million and was higher by 146.0% comparing to previous year's result. In relation to increasing tendency in crude oil prices LIFO effect amounted to minus PLN 190 million in 2004 and generated the Company's net result at the level of PLN 2,140 million.

1.7 BALANCE SHEET

1.7.1 Total assets

As at 31 December 2004 total assets of the PKN ORLEN S.A. amounted to PLN 15,635,012 thousand and increased by PLN 1,926,154 thousand (by 14.1%) in comparison to 31 December 2003. As far as assets are concerned, the main part, which amounts to 56.2% of total assets, was constituted by fixed assets (64.5% as at 31 December 2003). In equity and liabilities, the major part is shareholders equity constituting 67.0% of total liabilities as at 31 December 2004 (61.4% as at 31 December 2003). Comparing certain balance sheet captions as at 31 December 2004 and 31 December 2003 the following can be noted:

– decrease in non-current assets by 0.7% to the level of PLN 8,785,446 thousand mainly as the result of decrease in long term investments (by 5.4%).

– increase in current assets by PLN 1,986,928 thousand, i.e. by 40.9% to the level of PLN 6,849,566 thousand. Growth of current assets is the result of increase in short term investments by PLN 1,558,305 thousand, which was caused by appearing of debt securities (mainly bonds and government bills) in the amount of PLN 1,016,899 thousand and cash and cash equivalents by PLN 228,369 thousand. Short term receivables during the 12 month period ended 31 December 2004 increased by PLN 470,575 thousand, mainly due to increase of trade receivables by PLN 374,489 thousand. Growth of inventory amounted to PLN 115,921 thousand (4.5%).

– increase in the shareholders' equity by PLN 2,060,184 thousand up to the level of PLN 10,470,633 thousand mainly as a result of an increase of the net financial result achieved by the Company during the year 2004. The level of the capital reserves increased by PLN 670,875 thousand mainly due to the distribution of the profit amounting to PLN 651,770 thousand. In 2004 the dividend for the year 2003 in the amount of PLN 278,011 thousand was paid (in the year 2003 PLN 58,825 thousand).

– decrease in the liabilities and provisions for liabilities by PLN 134,030 thousand to the level of PLN 5,164,379 thousand results mainly from a decrease of trade liabilities by PLN 159,243 thousand (12.3%), whereas there was an increase of the provisions' level by PLN 213,228 thousand.

1.7.2 Net financial indebtedness

At the end of the year 2004 the level of long-term and short-term loans, borrowings and debt securities issued amounted to PLN 1,413,570 thousand and was lower by PLN 815,225 thousand in comparison to the level at the end of the year 2003. The net financial indebtedness (calculated as loans, borrowings and debt securities less cash and cash equivalents) decreased by PLN 1,043,594 thousand to the amount of PLN 1,122,432 thousand in comparison to the year 2003. A significant decrease in net financial indebtedness whereas there was an disproportional increase in equity led to improvement of financial debt to equity ratio (loans, borrowings and debt

securities less cash and cash equivalents to equity) from the level of 25.8% as at 31 December 2003 to 10.7% as at 31 December 2004.

1.8 Cash flow statement

1.8.1 Operating activity

In 2004 net cash flows from operating activities amounted to PLN 2,883,077 thousand and were higher by 132.9% than cash flows from operating activities in 2003.

The most important factors influencing cash flows positively in 2004 in comparison to the year 2003 were:

- increase in net profit by PLN 1,382,574 thousand,
- increase in the level of short and long term liabilities, apart from credit and loans by PLN 469,390 thousand whereas there was a decrease in 2003 by PLN 83,905 thousand,
- increase in the level of provisions for liabilities by PLN 195,669 thousand whereas there was a decrease in 2003 by PLN 72,095 thousand,

At the end of the year 2004 the net working capital (current assets less short term liabilities) amounted to PLN 4,044,798 thousand whereas the net working capital at the end of 2003 amounted to PLN 1,669,353 thousand. It results mainly from an increase of short term investments, including the level of the debt financial securities (mainly treasury bonds and treasury bills).

1.8.2 Investing activity

The net cash flow from the investing activity in 2004 amounted to PLN (-) 1,783,374 thousand, whereas in the previous year achieved the level of PLN (-) 1,289,776 thousand. Such level of the net cash flow from the investing activity was a result of higher expenditure for financial assets (treasury bonds and treasury bills).

1.8.3 Financing activity

In 2004 the net cash flow from the financing activity amounted to PLN (-) 873,785 thousand whereas in 2003 amounted to PLN 53,229 thousand. A positive result on this activity was the consequence of a significant increase of the level of obtained loans and issuance of debt securities, which were mainly the source of the financing of the expenditure for tangible investments and expansion of the business activity in Germany.

1.9 Employment

At the end of the year 2004 the Company's employment amounted to 5,701 persons, which is connected with a decrease in comparison to the end of 2003 by 586 persons. A decrease in the employment results mainly from the restructuring process and natural employees' movements.

1.10 Description of significant off balance sheet items

At the end of 2004 the total amount of contingent liabilities in respect of the related companies amounted to PLN 1,218,562 thousand, in 2003 PLN 961,156 thousand. The above amount is the result of the guaranties and sureties granted and a pledge on shares.

1.11 Predicted economic performance

The following factors should be considered while assessing future financial position of the Company:

- fluctuations of crude oil prices which affect the costs incurred by the Company and cause fluctuations of margins realized on products,
- fluctuations of prices of finished products on worldwide markets, what influence, through parity of import, both level of fuel prices and margins,
- trends in fuels consumption in Poland resulting from among others, pace of economic growth and unemployment rate,
- fluctuations of exchange rates which could cause changes in costs of debt servicing, purchase cost of crude oil and other raw materials in foreign currencies and changes in value of prices, margins and land premium,
- realization of the announced PKN ORLEN S.A. plan of development of retail activities,
- economic effects reached as a result of continued and newly commenced optimizing programs and benefits from implemented savings and effectiveness programs (Comprehensive Operational Cost Cutting Program, Margins Optimization System, Risk Management System and Value Based Management System, CAPEX Optimization System),
- effectiveness of fuel retail business in Germany,
- expenditures for the purchase of UNIPETROL and restructuring processes,
- synergies resulting from taking over UNIPETROL assets for management,
- restructuring of the logistics assets,
- activity of a joint-venture company with Basell Europe Holdings BV which produces petrochemicals based

on existing installations, starting from year 2005 production of petrochemicals will be based on new installations,

- activation of Olefin II after rewamping,
- change of fiscal policy related to corporate income tax and excise tax.

II. MAJOR ACHIEVEMENTS IN THE AREA OF RESEARCH AND TECHNICAL DEVELOPMENT.

High quality of products and client service while fully respecting environment protection requirements has been the target of PKN ORLEN S.A. in its production, distribution and trade activities.

That aim is one of the components of an integrated system of environment protection implemented in 2003. In 2004 intensive works concerning preparation of application for integrated permission for Production Plant in Plock, which is considered to be "ecological passport" indispensable for the Company's being, were conducted. On 20 October 2004 all documentation was handed in to Wojewodship Office and the final decision is expected at the turn of the first and second quarters of 2005.

For the purpose of keeping the systems of environment and quality management at the proper level and taking the industrial safety regulations into consideration, audits were conducted in 2004 concerning those subjects, i.e.:

- In January 2004 the recertfication audit of the Quality Management System run by B ureau Veritas Quality International (BVQI) was finished. The audit included organizational divisions of: the Company Head Offices in Plock and Warsaw, Production Department in Plock and five Regional Organizational Offices. The audit has confirmed the adaptation of the operating Quality Management System to new PN–EN ISO 9001:2001 standard requirements. On 28 January 2004 PKN ORLEN S.A. was granted with the system certificate concerning the manufacturing, wholesale and retail. In October 2004, the proper operating of the system and the fact of maintaining the rights to the certificate was confirmed by the supervision audit.

- In February 2004 BVQI conducted the supervision audit of the operating Environment Management System. It was also connected with the certification of the System implemented for fuel warehouses. The positive outcome of the audit was the base to prolong the validity of the certificate for the System conformity to ISO 14001 international standard granted in 2000 and extending its scope for fuel warehouses. This means that the Environment Management System is being supervised and improved properly. The certificate has been prolonged for the next three years with validation date till April 2006 and has two certifications: British UKAS and Dutch RvA. Each year supervision audits for maintaining the validity of the certificate will be carried out.

- In February 2004 in the area of Reformers the certificate audit of Industrial Safety System was carried out by auditors from Central Institute of Labour and State Labour Inspectorate. In June 2004 under the decision of Committee, PKN ORLEN S.A. was granted with the certificate of Industrial Safety Management System conformity to PN-N 18001:2004 standard requirements. The system has been progressively implemented in other divisions of Main Plant.

- The Quality Management System consistent with PN-EN ISO/IEC17025:2001 standard was implemented in the Company's laboratory of Environmental Tests. In September 2004 the certificate audit was carried out by the auditors from Polish Center of Certifications. The audit resulted with the application for granting the certification for the laboratory.

- In October 2004 in the Main Plant in Plock the supervision audit of Quality Management System was conducted. The System operates under AQAP standard, which is obligatory for suppliers of NATO army forces. The audit carried out by Department of Quality and Management Systems covered the range of operations of Agent for Managements Systems as well as sales, logistics, crude oil supplies and production services which are responsible for supplies for the army. The outcome of the audit, based on new AQAP 2120:2003 standard requirements, confirmed compliance with its requirements and was the basis for granting the Company with the Certificate of conformity with AQAP 2120 requirements.

In 2004 due to requirements resulting from the EU membership it was necessary to apply new environment management projects and systems, among others the principles for trading of carbon dioxide emission rights. The rules of system and commitment of 141 countries, including Poland, for decreasing carbon dioxide emission by 5.2% till the year 2012, came into force on 16 February 2005. The system's principle is that the company that invests in technology and reduces the carbon dioxide emission below the limit granted will be able to resell the surplus to the other company and to generate profit on such transaction.

For the purpose of cost optimization of land reclamation on petrol and base stations applications were submitted to appropriate local authority with indication that land or soil pollution was caused by another entity i.e. previous user Centrala Produktow Naftowych S.A. According to 12 article of the introduction act bodies approving applications have a year period to decide whether circumstances of pollution entitle to make an entry in the register stating that previous possessor had contaminated land.

As PKN ORLEN S.A. does not posses its own laboratories and does not employ scientists on regular research post and orders research and development work to research and development centres and organisations, universities and all types of companies and associations providing such services.

In 2004 there was much work done, crucial for the Company, connected with elaboration of new products technologies, improvement of the manufactured products quality, the improvement of the manufacturing technology and more efficient utilization of components used to production. The necessity to undertake such works resulted from the Company's care for customers concerning both assortment and quality of goods.

The most important tasks accomplished within the production area are the following:

1. Contract with Shell for the „Program of Profit Improvement through reasonable reduction of the maintenance costs and optimisation of production installation working time".
2. "Development of technology for diesel production with the content of sulphur below 10mg/kilo". Contractor: Institute of Oil Technology in Krakow. In accordance with a binding decree Minister of Economy, Employment and Social Policy as of 23 December 2003 concerning quality requirements for liquid fuels (Journal of Law from 31 December 2003), diesel with content of sulphur below 10mg/kg should be available in Poland starting from 1 January 2005 and from 1 January 2009 only diesel with the content of sulphur below 10mg/kilo could be available for sales. Due to works undertaken production technology for a new kind of diesel oil with content of sulphur below 10mg/kilo was developed. Tests of physical, chemical and functional properties of base and

finish fuel were performed. Compatibility of upgrade additives with chosen engine oils was also tested.

3. Work: "Testing of low-temperature properties and selection of cold flow improver to diesel and light heating oils, which include the components from hydro-cracking after revamping". Contractor: Institute of Oil Technology in Krakow. The necessity to undertake such works results from the fact that component of diesel and heating oil coming from hydro-cracking is difficult to cold flow improver properties and even slight change in its production technology can make it difficult to meet the low-temperature properties required by standards or even make it impossible.
4. Work: "Technology development of new unleaded petrol ("Extreme") with extreme high properties and technology of racing petrol." Contractor: Institute of Oil Technology in Krakow. As a result of conducted works, two variants of technology production were prepared:
   - fuel with extreme high drivibility properties,
   - fuel for rally cars with engines without turbo compressors and with engines with turbo supercharging.
5. "Technology development of light heating oil Ekoterm Plus with content of sulphur not higher than 0.10% (m/m)". Contractor: Institute of Oil Technology in Krakow. Within the works conducted, tests of physical, chemical and functional properties of base light heating oil with the content of sulphur below 0,10% (m/m) were carried out.
6. "The use of atmospheric residue of Hydro-cracking as a raw material for base oils II group with the Oil Department installations". Contractor: Institute of Oil Technology in Krakow.
7. "Laboratory and engine quality assessment of diesel Ekodiesel Plus 50 according to the Company's Standard". Contractor: Central Oil Laboratory in Warsaw.
8. "Improvement of recipes and production technology of PETRYGO Q for industrial and laboratory scale". Contractor: Warsaw Technical University, Institute of Chemistry in Plock.

In 2004 a lot of work resulting from law and formal requirements of conclusions and recommendations included in different reports and analysis. The purpose of this work is to limit the environmental risk which results from the Company's activities, to improve the safety of employees operating technology objects, to improve the safety for local society and to create the Company's reliability among workers and its environment. These works included:

1. Work: "Development of security conception concerning premises close to HF alkylation's installation in a case of outflow of hydrogen-fluoride acid." Contractor: ORLEN Projekt S.A. in Plock. The necessity to perform works resulted from conclusions included in security report prepared for Main Plant of the PKN ORLEN S.A in Plock.

2. Work: "Comparison of Polish and British approach to risk minimization of soil and underground water pollution caused by newly-built petrol stations in the respect of securities related to the risk of water-soil environment pollution". Contractor: WS ATKINS Polska Spolka z o.o. located in Warsaw. Formal requirement – the report will be used during negotiations on "increasing environmental pollution" insurance' conditions of new-built

petrol stations.

3. Work: "Performing analysis of dust, falls and soil according to Wojewodship Office's decision". Contractor: Research and Development Centre PR in Plock. Wojewodship Office's decision – sign OS.I.7640/4/97 as of 23 December 1997 which obliges the Company to conduct environmental monitoring.
4. Work: "Carrying out of guarantee measurements of reconstructed boiler O OG-320(K2) in Heat and Power Generating Plant of PKN ORLEN S.A.". Contractor: Research and Measurement Plant of Power Engineering "ENERGOPOMIAR" Sp. z o.o. in Gliwice (Zaklad Pomiarowo-Badawczy Energetyki "ENERGOPOMIAR" Sp. z o.o. in Gliwice). Formal requirement – necessity to confirm basic parameters of the boiler work after its reconstruction (the parameters are guaranteed in the contract), determination of the basic pollutions emission and measurement of the noise level.
5. „Preparing long term forecast for fuel and energy economy development till the year 2025, particularly for the issue concerning liquid fuel". Contractor: Agency of Energy Market in Warsaw. This obligation resulted from the Act as of 10 April 1997 – Energy Law, which obliges the Minister of Economy to prepare, in cooperation with appropriate ministers, framework for state policy concerning the long term (not shorter than 15 years) forecast for the development of energy and fuel economy. The necessity to finance these works by the Company results from settlements and obligations imposed on the Company.
6. „The Concept of fire alarming and detecting gas hazard for PKN ORLEN S.A., the Main Plant in Plock". Contractor: NOMA 2 Sp. z o.o. in Katowice – recommendations of After Alarming Commission, the need for increasing the security level.
7. Performing and updating of "Cards for characteristics", "Written instructions for Drivers" and "Certificates" for the Company's products, unfinished goods and waste. This work results from the Decree of Minister of Health and Social Security Policy as of 21 August 1997 (with this year amendments) concerning hazardous substance which pose danger for men's health and life – the producer and supplier of hazardous chemical substance is obliged to have cards for characteristics of this substance, make it available for receivers for free and inform them about all introduced changes.
8. Work connected with current monitoring of corrosion process in production installations. In 2004 the following installations were subject to constant control: DRW II, DRW III, DRW IV, DRW VI, and vapour generator on DRW II, Installation of Slot Distillation Unit, Cracking Installation for Catalysys II and Hydro-cracking Installation, OLEFINY II.
9. "Analysis of microbiological purity of fuel, diesels and heating oil in new terms of preventive dosing of biocides". Contractor: Institute of Oil Technology in Krakow.

The care for our clients makes as to order different kinds of works connected with not only the quality control of our products, but also examining the influence of external factors on products quality and works connected with lowering the negative influence of our products used in exploitation on the environment. Such works include:

1. „Assessment of user's properties of light heating oil". Contractor: Institute of Oil Technology in Krakow.
2. „Preparing purifying technologies for used radiator liquids, with the membrane method." Contractor: Industrial Chemistry Institute in Warsaw.

At present a company is not able to operate without effective support from the information technology. IT secures all necessary sources relating to information environment systems and architecture required to achieve the strategic goals of PKN ORLEN S.A.

The most important projects initiated and completed in 2004:

1. VBM – Value Based Management – within the second phase of VBM, SEM-BPS system for budgeting and planning which covers all process in PKN ORLEN S.A. was implemented. For the project purposes the database in SAP-BW system was developed and 195 planning applications was implemented under the valid business concept.
2. European Union – adjusting business process and systems in PKN ORLEN S.A. and other companies from the Group to the new law solutions resulting from the EU integration.
3. Integrating FLOTA card system with European Orlen-DKV system through implementing co-branded Orlen-DKV cards. Customers' service and card transactions settlement have been already integrated.
4. The system of planning the fuel supplies to PKN ORLEN S.A. stations was improved in order to fully control the process of supply. New mechanisms of automatic exchange of data between transport companies, supporting the planning process were implemented.
5. The Audit of Information Systems Security was carried out and the Company started to implement the audit recommendations included in long term plan.
6. Changes in POS systems in fuel stations resulting from recommendations of Security Audit were implemented.
7. Sale of telecodes in fuel stations was implemented.
8. New solutions for logistics of Vitay prizes were introduced. Taking over the warehousing service from an external operator and implementation of MRP functionality enabling to automatically refresh the stock level of Vitay prizes on fuel stations.
9. Main business system and POS systems on petrol stations were adapted for new format of bank accounts' numbers – IBAN.
10. Second stage of implementation of new staff-wages system (SAP HR) was finished. New staff-wages system includes i.e. recruitment, employees' self-service and manager's desk.
11. Implementation of Help Desk system – modernization of IT tools in order to improve the internal client service

quality through introduction of professional tool for contact with business user.

12. Choosing the partner for the exchange of card's terminals on fuel stations, completing the creation and tests of new application for cards.
13. Introducing system of pin codes control of external fleet cards on petrol stations.
14. Implementation of software for the gastronomy on fuel stations.
15. Servicing fleet cards on motorways.
16. Transfer of Oil Division to ORLEN Oil Sp. z o.o., ensuring necessary infrastructure and service in key systems. Implementation into SAP HR system services for Oil Division.
17. Implementation of the new employees' agreements in the companies: PetroEltech and PetroMechanika into SAP HR system.
18. Implementation of salary's management in CM module in SAP HR system.
19. Support of sales representatives in wholesale – creation of supporting software:" Activity of Wholesale", the set of reports creating the wholesale client profile.
20. Change of infrastructure and software for data transmission and collection between stations.
21. Implementation of the system for Nuvit marketing analysis in DataMining technology which is based on VITAY system data.
22. Implementation of the system for clearing VITAY data.
23. Activating new hardware platform for VBM project and for production system (servers, discount matrix) of data warehouse SAP BW.
24. Project of technological upgrading Windows domain to Active Directory was carried out.
25. The new version of the system for managing the amendments implementation (Patch management) was introduced – SMS 2003.
26. Participation in implementation of systems within the production area: RIS (Refinery Information System) and participation in development of the concept for the dispatching system of fuel warehouses.
27. Implementation of central billing for stationary telephones.
28. Preliminary works and signature of the agreement concerning the Microsoft license (Agreement Enterprise/ Select) for PKN and the Capital Group.
29. Preparing infrastructure for ODRA project office.
30. Expanding access to the Internet. Rebuilding of interior nodes and activating additional digit item 2 Mbps.
31. Installation of new routers within corporate network.
32. Activating WLAN network in PKN ORLEN locations.
33. Joining Hotel Petrochemia and the company CKT in corporate network.
34. Modernization of the power supply 230V (new UPS's) of the main sever in the building 07.

35. Modernization of network installation Olefiny II and cabling of TA building (carried out by Investment Department).
36. Installation of telecommunications system in Water-Sewage Plant and the exchange of the main cable.
37. Concept preparation of the modernization of the network for telephone and teletype service in Expedition Plant (activating of node (V) in DGT exchange).

III. PREDICTED DEVELOPMENT OF THE COMPANY

The following issues should be considered while analysing predicted directions of Company's development:

- **Strategy of development of the Company**

In February 2005 the Supervisory Board approved a new strategy for PKN ORLEN S.A. determining trends till 2009, called "Value Creation Strategy of PKN ORLEN". It bases on accomplishment of the three basic purposes: improvement of an internal efficiency, investments, enhancement of the core business on the domestic markets and searching opportunities for development on new markets and areas of activity.

The increase in internal efficiency and generating maximal return on equity are the priorities of the Company. The investments in the core business of the Company (refining and retail sales), identification of actions in the petrochemical sector and development of the retail sales network are designed for achievement of the priorities. The increase of production potential in refinery will ensure higher production of diesel, that has good business forecast in the future and will be the basis for strengthening the petrochemical segment. As for the retail sales the strategy is aimed at achieving the position of a regional retail sales leader (at least 30% share in the Polish market till 2009). The restructuring plan of the Capital Group assumes selling the entities of non-core business, simplifying and introducing a clear structure as well as implementing segment management.

The above actions, as well as some investments from the area of the Group core business, including first of all purchase transaction of UNIPETROL that is at present subject to an antimonopoly proceedings in front of the European Commission will allow to strengthen a position of PKN ORLEN S.A. on the domestic market.

Searching for opportunities to develop in new areas will concentrate mainly on regions with a high potential of growth, and all the possible investments will be subject to strict financial analysis to prove whether achieve profitability ensuring long term value growth of the Company.

One of the areas that encounters the Company's interest will be considering the possibility to enter the sector of searching and exploration of crude oil.

The strategy determines financial goals to be achieved at the end of 2009:

• EBITDA	over PLN 6 billion
• ROACE	17,5%
• CAPEX between 2005-2009	PLN 1.7 billion
• Financial gearing	30-40%
• The rate of dividend paid	30%

- **Development of the retail sales**

On 2 March 2005 PKN ORLEN S.A. announced "PKN ORLEN 2005-2009 Retail Sales Development Plan in Poland". Main elements of the plan are: restructuring of retail network till 2009 and potential acquisitions to strengthen the market position. Capital expenditures are necessary for optimization and restructuring of the chain

through building new stations, rebranding, and upgrading the stations and through implementing new product strategies. The Company plans to increase its share of non-fuel products in total margin. There is also a need for reorganization of retail sales department. The program for individual customers assumes segmentation into Premium and Economy brands. Premium under ORLEN brand will be addressed to the value and quality sensitive customers. Economy standard will be orientated for price sensitive customers. The planned structure of the network will comprise of around 1,000 Premium stations (under the ORLEN brand) and around 900 Economy stations.

- **Integration with Unipetrol**

On 4 June 2004 PKN ORLEN entered into an agreement with Czech National Property Fund ("NPF") in order to acquire 62.99% stake in Czech oil and petrochemicals group, Unipetrol a.s. ("Unipetrol"). Those shares were offered in the public auction. A large portion of the funds for the financing of this transaction has been already hedged in the form of the currently available credit limits and short term investments. The remaining part will be arranged for within the time periods indicated in the payment schedules relating to the transaction. Talks between PKN ORLEN S.A. and actual creditors concerning gaining their support for this transaction were completed with a positive outcome. PKN ORLEN S.A. is confident that the needs of Unipetrol for financing will be settled on Czech banking market.

This transaction will strengthen the position of PKN ORLEN S.A. in refinery and petrochemical sector in Middle-East Europe and also improve the Company's competitiveness as well as will be a strong point in the future consolidation process in the region. This will enable to introduce common better management standards to the acquired structures, and to more efficiently use the possessed assets through proper combining them into business chains, in order to achieve synergy effects.

- **Activities of Basell Orlen Polyolefins Sp. z o.o.**

The company Basell Orlen Polyolefins Sp. z o.o. started its business in the area of producing and selling polyolefin on 1 March 2003. Realization of the investment program concerning building new polyolefin production installation will set producing capabilities at the level of 400 thousand tons of polypropylene, and 320 thousand tons of polyethylene HPDE annually. The production of new objects will help to cover all the needs of the fast developing market. Due to that undertaking, in the first half of 2005 the factory producing polyethylene HDPE will be activated, which is the sole one in Poland. The polyethylene is currently available on domestic market only through import.

- **Retail activity in Germany**

In 2002 the Company purchased about 500 petrol stations in the area of northern Germany and has been operating using two brands: ORLEN and STAR. As a result of the purchase of petrol stations in Germany, the Company possesses over 2.4 thousand petrol stations. Performance of PKN ORLEN S.A. in Germany allows to achieve more flexibility in the area of sales of its products and creates opportunities to conclude swap transactions with the largest customers in the region, which contributes to further increase in efficiency and competitiveness of

PKN ORLEN S.A. On the other hand the competitiveness of the German market expressed among others in narrowing retail margins causes that ORLEN Deutschland AG does not realize assumed business goals with the present scale of activities.

- **Comprehensive Operational Cost Cutting Programme in the Company**

In December 2002 the Management Board of the Company took a decision to implement comprehensive operational cost cutting program in years 2003-2005 within two phases. In the first phase the potential of cost reduction and the detail concept of the plan were identified and estimated, consisting in the definition of key initiatives and monitoring process. The second phase will include implementation of the initiatives and monitoring their results. As a result of the program implementation operating costs in all areas of activities will decrease significantly. In 2004 the implemented initiatives generated savings of PLN 637 million. At the same time the impact on the operating result amounted to PLN 378 million.

- **Value Based Management**

PKN ORLEN S.A. activities concentrate on realization of the principal strategic aim which consists in creating value for shareholders through building and maintaining competitive and structural advantage and achieving the highest standards of operational activity. The tool for realization of these plans is among other the implementation of the Value Based Management (VBM) program. The main objective of VBM program is to direct the strategy of PKN ORLEN S.A. towards creating value for shareholders.

The principal purposes of the project are to establish a sound platform for the performance of strategic goals, to increase the financial potential and operational efficiency, to enhance the Company's competitiveness in Poland and in the region, and to strengthen competence and motivation of the management throughout the Company and the Capital Group. Value Based Management supports realization of the Company's strategy, particularly achieving the leader position in the Middle Europe and a constant increase in value for shareholders. VBM orders and facilitates management of numerous programs being realized in PKN ORLEN S.A. (margin optimization, wholesale increase and others). VBM implementation means introducing modern worldwide management methods. The central point of the program is that management systems are based on the Shareholders Value Added (SVA).

Further works include building of IT tools and supporting in the implementation. The solutions supporting budgeting process will be implemented as the first in the SAP/SEM system. In further stages of implementing works, the solutions in such areas as: basic VBM reporting, balance score card, medium-term planning, management by objectives (MBO) and Capital Group consolidation and management will be built into SAP|SEM. The last stage of implementing works is preparing IT solutions in the area of operation reporting.

- **Effects of optimization programs**

The cooperation with the company Shell Global Solutions Internationals results in optimization of production time of installations and decreases maintenance costs. The aim of the MERIT program is implementing uniform risk management methodology in the whole plant. This will make possible to take consistent decisions concerning commissioning repair works, taking into consideration their profitability and the impact on operational safety of the installation.

- **Investment program**

In 2004 the Management Board prepared and initially approved „Program for Development of Main Plant for 2005 – 2010 and Perspectives for Development after the year 2010". Essential investments necessary to adapt the production to changing law and market requirements were specified in this document. In general until the year 2009 the Company plans to increase the production capacity of diesel by approximately 30% and to have implemented the program s pecified a s " non-fuel u se o f p etrol f ractions". I n p ractice, t he f irst d irection o f de velopment in cludes upgrading of Hydrodesulfurization of Diesel installation (HON) VI, rebuilding of reactor for the Hydrodesulfurization of Gudron installation and building of new HON VII installation. Entering the paraxylene (component for production of plastics) market, which constitutes the second direction of development, provides opportunities for creation of value for the shareholders.

- **Loyalty programs**

The loyalty programs FLOTA POLSKA and VITAY (described in details in introduction) proved to be successful on the retail market. One of the targets of the above mentioned programs is to create strong relationships between a client and PKN ORLEN S.A. The FLOTA POLSKA program launched the expansion on external markets. A significant agreement with the association of Lithuanian land carriers was concluded. Introduction of so-called prepaid cards of "W" type strengthened the position of the Company as the leader in the area of card programs in Poland. Prepaid cards provide high level of security and have advantages of so-called "electronic purse".

In September 2004 PKN ORLEN S.A. and DKV EURO SERNICE GMBH signed an agreement concerning the introduction of new co-branded DKV/ORLEN card which will enable to purchase fuel, other products and services in above 40 countries in Europe without cash.

In the future the card programs of PKN ORLEN S.A. will be focused on both steady gaining of new clients and offering current clients new services and new more attractive forms of sales.

- **Capital Group and the external strategy of PKN ORLEN S.A.**

The mission of PKN ORLEN S.A. towards the Capital Group is „Creation of effective Capital Group generating long-term value added for shareholders of PKN ORLEN S.A. and ensuring the increase of the value of PKN ORLEN S.A. for shareholders". The goal of companies from the Capital Group is to support the core business of PKN ORLEN S.A. in the area of processing, distribution, logistics and sale of refining products.

PKN ORLEN S.A. has stakes in 80 subsidiaries and associates. The companies from the Capital Group can be divided into different ways, in particular in terms of theirs core business:

- Strategic companies which include: Rafineria Trzebinia S.A., Rafineria Jedlicze S.A., Anwil S.A., IKS Solino S.A., Naftoport S.A., ORLEN Asfalt Sp. z o.o., Basell Orlen Polyolefins Sp. z o.o., ORLEN Oil Sp. z o.o.;
- Distribution companies which include: ORLEN Gaz Sp. z o.o., ORLEN Deutschland AG and 7 fuel companies – Regional Market Operators: ORLEN PetroCentrum Sp. z o.o., ORLEN PetroTank Sp. z o.o., ORLEN Petroprofit Sp. z o.o., ORLEN PetroZachod Sp. z o.o., ORLEN Morena Sp. z o.o., Petrolot Sp. z o.o., Ship-Service S.A.;
- Strategic support companies in the area of transport's logistics, which include: rail transport company - ORLEN Koltrans Sp. z o.o. and 7 land transport companies located around the whole country: ORLEN Transport Plock Sp. z o.o., ORLEN Transport Krakow Sp. z o.o., ORLEN Transport Nowa Sol Sp. z o.o., ORLEN Transport Slupsk Sp. z o.o., ORLEN T ransport Kedzierzyn Kozle Sp. z o.o., ORLEN Transport Szczecin Sp. z o.o., ORLEN Transport Olsztyn Sp. z o.o.;
- Maintenance and support companies in Main Plant in Plock, which include 2 companies: ORLEN Automatyka Sp. z o.o., ORLEN Wir Sp. z o.o.
- Service companies, which include 3 companies located around the whole country: Zaklad Urzadzen Dystrybucyjnych Sp. z o.o., Serwis Nowa Wies Wielka Sp. z o.o., Serwis Mazowsze Sp. z o.o.
- Other companies including 23 companies with different core activity, located around the whole country.
- Minority companies including 26 companies in which the Company owns less than 20% stake in the share capital. Shares of these companies were acquired mainly as a result of receivables conversion and on most of them the Company recognized impairment provisions.
- Polkomtel S.A.

The purpose of PKN ORLEN is to build a strong Capital Group supporting its basic activities in terms of processing, distribution, logistics and sale of refining products by:

- Undertaking operating and investing activities to realize the economic goals i.e EBITA of PLN 6 billion in 2009 as defined in the „Value Creation Strategy";
- Enhancing the position in the core business companies and controlling their activities. In 2004 among others the Company repurchased shares in fuel companies from minority shareholders;
- Implementing limited segmental management by ensuring coordination between business centers in the PKN ORLEN and the companies;
- Restructuring the core assets, their consolidation to build the value of the Capital Group companies;
- Disinvesting the non-core assets in order to finance the core business. In 2004 shares in 5 non-core companies were sold. At present the process of selling other transport, maintenance and service companies, recreation and leisure companies, and others with different kinds of activities as well as the company Polkomtel is in progress;

- Investing in companies crucial to the Capital Group – investments within an area of heavy chemistry synthesis and purchase of shares in the following companies: Zaklady Azotowe Tarnow, Zaklady Azotowe Kedzierzyn Kozle is considered.

The factors resulting in development of the Capital Group are as follows:

- The plans of the Capital Group relate to development and investments in areas regarded as perspective and providing above the average economic value and market growth;
- Connection with the core business of PKN ORLEN S.A. is the second most significant factor determining the decision to keep the company in the Capital Group. The more correlated the activities of the particular company are with the core activities of the Capital Group or the company is involved in the channel of distribution of PKN ORLEN S.A. and contributes to the margin, the more probable is that the company will be kept in the portfolio;
- Other factors (social, necessary actions and events supporting local society) less essential, though might be taken into account when taking decision concerning the sale of shares in the companies.

IV. IMPORTANT EVENTS THAT WERE SUBJECT OF CURRENT REPORTS DURING THE YEAR ENDED 31 DECEMBER 2004 AND AFTER THAT DATE UNTIL THE DAY OF FINANCIAL STATEMENTS APPROVAL

1. On 12 January 2004 PKN ORLEN S.A. submitted an indicative offer (the "Offer") for the acquisition of 62.99% of the share capital of UNIPETROL a.s., a company operating in the Czech oil sector ("UNIPETROL") and the purchase of the receivables of Ceska Konsolidacni Agentura ("CKA") from certain entities directly or indirectly owned by UNIPETROL, as well as for the potential purchase of 9.76% of the share capital of Spolana, a.s., currently being held by CKA (collectively the "CKA Assets"). In the offer PKN ORLEN S.A. proposed preliminary purchase price based on the analysis of limited scope information and data obtained on that stage of negotiations. PKN ORLEN S.A. expects that in the next stage of the negotiation, it will be possible to perform legal and financial analysis and to verify compliance with the environment protection and technical standards regulations. Such analysis will enable the Company to assess either the value of UNIPETROL or other rights and obligations connected with privatization process properly. As a result, the final price in the binding offer may be subject to changes. The offer is a part of PKN ORLEN S.A. strategy, according to which the Company shall play a leading role in the consolidation of the refining market in the Central Europe. The purchase of UNIPETROL is one of the next significant steps in PKN ORLEN strategy, as it offers a perfect opportunity for PKN ORLEN to: (I) expand its geographical scope, (II) enter the attractive Czech market, (III) strengthen its position in the Southern Poland. PKN ORLEN S.A. considers itself to be a long-term strategic investor and regional consolidator of the most important assets of UNIPETROL, while simultaneously the Company has signed a contract with AGROFERT HOLDING, a.s., which provides for sale of the UNIPETROL assets that are not considered as core to PKN ORLEN business. Moreover, PKN ORLEN S.A. and ConocoPhillips Central and Eastern Europe Holdings B.V. located in Rotterdam, the Netherlands concluded an agreement concerning the intention to co-operate in the process of privatization of UNIPETROL.

2. On 27 January 2004 PKN ORLEN S.A. issued a corporate guarantee to the company Shell Deutschland Oil GmbH – to secure the liabilities of ORLEN Deutschland AG arising from ORLEN Deutschland's fuel trading operations – amounting to EUR 40,000 thousand. The guarantee is valid till 31 January 2005. The issuer possesses a 100% stake in the share capital of ORLEN Deutschland AG. On 10 February PKN ORLEN S.A. provided the company Shell Deutschland Oil AG with a corporate guarantee in order to secure the liabilities of its German subsidiary ORLEN Deutschland AG resulting from trading in fuel for the amount of EUR 20 million. The guarantee is valid till 31 January 2005.

3. On 19 February 2004 PKN ORLEN S.A. issued corporate guarantees to the following companies: HGM Roland Mineralol Handel GmbH, Holborn European Marketing Company Ltd., Louis Dreyfus & Cie Mineralol GmbH,

Mabanaft Deutschland GmbH & Co. KG, Deutsche BP Aktiengesellschaft for the total value of EUR 22 million and USD 40 million and sureties in the form of guarantee letters for such banks as Bayerische-Hypo und Vereinsbank AG, Dresdner Bank AG, Commerzbank AG in the total value of EUR 15 million in order to secure completion of duties by its German subsidiary ORLEN Deutschland AG resulting from trading in fuels. Issued guarantees and sureties will replace currently valid securities granted on 29 July 2003 on the basis of the Issuer's sureties.

4. On 1 March 2004 the Polish State Treasury, following the resignation of Jacek Bartkiewicz from his position as a member of the Supervisory Board of PKN ORLEN S.A., appointed Grzegorz Mroczkowski to replace him. Then, on 2 April 2004 the Polish State Treasury appointed Maciej Kruk as a member of the Supervisory Board of PKN ORLEN S.A., to replace Grzegorz Mroczkowski. On 8 April 2004 the Polish State Treasury appointed Janusz Zielinski as a member of the Supervisory Board of PKN ORLEN S.A., to replace Maciej Kruk.

5. On 8 April 2004 the Extraordinary Shareholders Meeting of PKN ORLEN dismissed Maciej Gierej, Edward Grzywa, Andrzej Kratiuk and Orest Nazaruk from the Supervisory Board, and simultaneously Jacek Walczykowski, Andrzej Wieczorkiewicz, Andrzej Studzinski and Marian Czakanski were appointed to the Supervisory Board.

6. On 16 April 2004 PKN ORLEN withdrawn from submitting a binding offer to purchase shares of SNP Petrom S.A. PKN ORLEN S.A. is currently involved in a number of privatisation processes in the oil sector in the Central Europe. PKN ORLEN S.A. requested twice the Romanian Government to extend the deadline for the submission of binding offers due to the need to conduct further, in-depth analysis, taking into account the impact of these processes on the PKN ORLEN S.A. participation in the privatization of SNP Petrom. However, the Romanian Government decided not to extend the deadline of 15 April 2004.

7. On 22 April 2004 the Supervisory Board of PKN ORLEN S.A. appointed Krzysztof Kluzek as the member of the Management Board. Simultaneously he resigned from the position of the member of the Supervisory Board of PKN ORLEN S.A.

8. On 23 April 2004 PKN ORLEN S.A. submitted an offer for the acquisition of 62.99% of the share capital of UNIPETROL a.s. („UNIPETROL"), a company operating in the Czech oil sector, and for the purchase of the receivables of Ceska Konsolidacni Agentura ("CKA") from certain entities directly or indirectly owned by UNIPETROL, as well as for the purchase of 9.76% of the share capital of Spolana, a.s., currently being held by CKA (collectively the "CKA Assets").

9. On 26 April 2004 PKN ORLEN was informed that, on 19 April 2004 changes in Articles of Association of CPN

Marine Service Sp. z o.o. located in Gdansk concerning the initial capital increase and the change of the company's main areas of activities were registered in XII Commercial Division in the Register Court. The initial capital of CPN Marine was increased from the level of PLN 50 thousand to the level of PLN 1 million (by PLN 950 thousand) through issuance of 1,900 shares with par value of PLN 500 each. The capital was increased through cash contribution by the sole shareholder PKN ORLEN. The District Court also registered the change of the name of the company – from CPN Marine Service Sp. z o.o. to Centrum Komercjalizacji Technologii Sp. z o.o. The company's core activity is business and management advisory services.

10. On 29 April 2004 PKN ORLEN S.A. received a letter from WestLB a financial advisor to Czech National Property Found ("NMF") and a state agency Ceska Konsolidacni Agentura ("CKA"), which stated that the Czech Government selected PKN ORLEN S.A. as the successful bidder in the auction for the 62.99% stake in the Czech leading oil and petrochemicals group, UNIPETROL a.s. ("UNIPETROL") held by the NPF. In this connection PKN ORLEN S.A. will purchase the receivables from certain entities form the UNIPETROL Capital Group, as well as 9.76% of the share capital of SPOLANA, a.s. ("SPOLANA"), currently owned by CKA. PKN ORLEN agreed to pay approximately CZK 11.3 billion for the 62.99% stake in UNIPETROL, CZK 1.0 million for CKA's 9.76% stake in Spolana and approximately CZK 1.7 billion for CKA's receivables with a total nominal value of CZK 3.1 billion and EUR 9.5 million, and USD 4.9 million, as at 1 April 2004. According to the Czech law regulations and as a result of the purchase of majority shares in UNIPETROL, PKN ORLEN S.A. is obliged to announce invitation to purchase other shares from minority shareholders of UNIPETROL and its listed subsidiaries. PKN ORLEN S.A. concluded agreements with ConocoPhillips Central and Eastern Europe Holdings B.V, one of the world leading fuel companies and Argofert Holding a.s. („Agrofert"), second biggest group in the Czech chemistry sector, according to which in case of favourable completion of the privatisation process, PKN ORLEN S.A. as the majority shareholder of UNIPETROL will make efforts to sell part of the UNIPETROL assets to ConocoPhillips and Agrofert. A large portion of the funds for the financing of this transaction is already provided in the form of the currently available credit limits. The remaining part will be arranged for within the time periods indicated in the payment schedules relating to the transaction. In view of the Management, the completion of the transaction will not result in any violation of any covenants under the syndicated credit facility agreement. Some of the banks have already offered PKN ORLEN S.A. their services concerning the above mention transaction. PKN ORLEN will present the details regarding the transactions after the agreement with FMN concerning sale of shares has been concluded.

11. On 30 April 2004 PKN ORLEN made public the joint statement of MOL and PKN ORLEN S.A. on the advancement of their talks concerning cooperation. On 20 November 2003, MOL and PKN ORLEN S.A. signed a Memorandum of Understanding initiating exclusive negotiations to evaluate the potential merits of closer cooperation between the two companies. The Memorandum of Understanding determined an initial period for

exclusive consultation between MOL and PKN ORLEN in respect of the potential cooperation. The thorough commonly conducted analysis during the recent months has clearly indicated strong business logic and potential of the cooperation for both companies. The parties have made substantial progress on the creation of an agreed, detailed cooperation framework, but further discussions are still required to reach a binding agreement and to secure approvals from all relevant governmental and corporate bodies. Cooperation between the parties, which has started on the basis of the Memorandum of Understanding, will be continued upon the progress made so far.

12. On 28 July 2004 Zbigniew Wrobel resigned from the position of the President of the Management Board of PKN ORLEN S.A. The resignation was effective when the new President of the Management Board had been appointed by the Supervisory Board. On 29 July 2004 the Supervisory Bard of PKN ORLEN appointed Jacek Walczykowski as the President of the Management Board. Jacek Walczykowski resigned from the position of Vice-President and Member of Supervisory Board, as well as from the position of Vice-President and Member of Management Board of Nafta Polska S.A.

13. On 29 July 2004 PKN ORLEN S .A. granted the surety in the form of guarantee letter for the bank Zurich Versicherung AG for the total value of EUR 20 million in order to secure completion of duties by its German subsidiary ORLEN Deutschland AG resulting from trading in fuels. The surety is valid up to 31 January 2005. The Company has a 100% share in ORLEN Deutschland AG.

14. On 5 August 2004 Andrzej Wieczorkiewicz resigned from the position of the Supervisory Board Member of PKN ORLEN. Andrzej Wieczorkiewicz did not give reasons for his resignation.

15. On 5 August 2004 the Extraordinary Meeting of Shareholders dismissed from the Supervisory Board: Jan Waga, Ryszard Lawniczak, Andrzej Studzinski, Krzysztof Szlubowski, Janusz Zielinski, and appointed to the Supervisory Board: Jacek Bartkiewicz, Raimondo Eggink, Maciej Gierej, Krzysztof Lis, Malgorzata Okonska-Zaremba, Piotr Osiecki, Ireneusz Wesolowski, Krzysztof Zyndul.

16. On 11 August 2004 the Register Court in Krakow registered an increase in the share capital of the company ORLEN Oil Sp. z o.o. ("ORLEN Oil"). The share capital was increased from PLN 43,558 thousand by the amount of PLN 31,535 thousand. The stake in the increased share capital was covered in whole by PKN ORLEN S.A. in the form of cash contribution. After the increase of the share capital of ORLEN Oil the stake of PKN ORLEN S.A. rose from 9% to 47.2%. Remaining shares are possessed by Rafineria Trzebinia S.A. (43.8%), Rafineria Nafty Jedlicze S.A. (4.5%), Rafineria Czechowice S.A. (4.5%). Each share gives right the right to only one voice during the General Meeting of Shareholders. The purpose of the increase of the share capital is to acquire resources for partly financing the acquisition of ORLEN Oil's assets being the element of the oil department of PKN ORLEN S.A. These tasks are connected with the strategy of consolidation of the oil assets of

PKN ORLEN S.A. around ORLEN Oil in order to create the uniform centre managing the oil segment in PKN ORLEN S.A. The contribution accounts for 20% of the ORLEN Oil share capital, i.e. significant asset in accordance with Decree of the Council of Ministers dated 16 October 2001 (paragraph 2 point 1 and 3) concerning current and periodical information published by issuers of securities.

17. On 12 August 2004 PKN ORLEN S.A. received writing from the shareholder Bengodi Finance S.A located in Warsaw, informing that it had filed a suit to in the District Court in Warsaw, XV Commercial Division to affirm nullity of Resolution of the Shareholders Meeting. The suit concerns the Resolution no 14 taken on 5 August 2004 by the Extraordinary Shareholders Meeting to appoint the President of the Supervisory Board. On 30 September 2004 PKN ORLEN received the ruling of the District Court in Warsaw, XV Commercial Division to reject the motion of Bengodi Finance to secure the suit.

18. On 17 August 2004 the Supervisory Board analyzed the process of appointment Jacek Walczykowski for the President of the Management Board. On 16 August 2004 the Supervisory Board of PKN ORLEN S.A. took a resolution to dismiss Jacek Walczykowski from the position of the President of the Management Board – General Director. The resolution was taken unanimously. On 16 August 2004 the Supervisory Board of PKN ORLEN S.A. unanimously took a resolution to entrust Janusz Wisniewski with the entitlement of the acting President of the Management Board of PKN ORLEN S.A. in line with the procedure approved by the Supervisory Board. The Supervisory Board approved of the procedure concerning appointment of the new President of the Management Board with the assistance of the personal advisor.

19. On 21 September 2004 the Supervisory Board of PKN ORLEN unanimously appointed Igor Chalupec to the position of the President of the Management Board with the effect on 1 October 2004. The appointment was made according to procedures earlier approved by the Supervisory Board. Before the appointment decision was made, the Supervisory Board had individual interviews with all the candidates who qualified for inclusion on the short list.

20. On 4 October 2004 the PKN ORLEN S.A. acknowledged the fulfillment of one of the conditions precedent provided for in the conditional agreement to acquire 114,224,038 bearer shares of Unipetrol a.s. ("Unipetrol"), each having the nominal value of CZK 100, and representing approximately 62.99% of all issued and outstanding shares of Unipetrol, The agreement was concluded on 4 June 2004 between the National Property Fund of the Czech Republic ("NPF") and the Company ("Unipetrol Share Purchase Agreement"). Pursuant to the provisions of the Unipetrol Share Purchase Agreement, the agreement was conluded under several conditions precedent among which were the pre-emptive rights to be executed with respect to the shares held by Unipetrol in Ceska rafinerska, a.s., or the ineffective lapse of the time limit provided for the execution of such pre-emptive rights in connection with the change of control over Unipetrol, with such rights being vested in each IOC member

(namely, Eni International B.V., ConocoPhillips Central and Eastern Europe Holdings B.V. and Shell Overseas Investments B.V., being the shareholders of Ceska rafinerska, a.s.). According to the NPF notification received by the Company, the above mentioned condition precedent has been fulfilled as the NPF was advised by Unipetrol of the ineffective lapse of the time period provided for the execution of the above mentioned pre-emptive rights, and none of members of IOC executed his pre-emptive rights.

21. On 18 October 2004 the Supervisory Board of PKN ORLEN changed composition of the Management Board. It is related with planned change of the Management structure oriented on effective and transparent management. The changes were made according to procedures earlier agreed by the Supervisory Board. Before the appointment decision was made, the all candidates had been evaluated by the advisory company Korn/Ferry International.

    The Supervisory Board accepted all handed in on 18 October 2004 resignations of:

    - Krzysztof Kluzek from the position of Member of the Management Board of PKN ORLEN S.A. on 18 October 2004,
    - Slawomir Golonka and Jacek Strzelecki from the position of Vice-President of PKN ORLEN S.A. on 31 October 2004.

    Simultaneously the Supervisory Board of ORLEN appointed to the Management Board the following persons:

    - Wojciech Heydel as Vice-President of the Management Board on 1 November 2004,
    - Jan Maciejewicz as Vice-President of the Management Board on 1 December 2004,
    - Cezary Smorszczewski as Vice-President of the Management Board on 1 November 2004,
    - Pawel Szymanski as Member of the Management Board on 8 October 2004.

22. On 3 November 2004, based on the article 147 paragraph 1 Act on public securities trade as of 21 August 1997, PKN ORLEN S.A. received writing from Kulczyk Holding S.A., located in Warsaw, in which Kulczyk Holding S.A informed PKN ORLEN S.A. that on 27 October 2004 its subsidiary Euro Agro Centrum S.A. had sold 945,000 shares in PKN ORLEN S.A., representing 0.221% of the share capital, giving right to 945,000 voices on the Shareholders Meeting of PKN ORLEN S.A. The transaction was settled on 2 November 2004. As a result Kulczyk Holding S.A together with its subsidiaries possesses 20,443,377 shares in PKN ORLEN S.A. (4.78% of the share capital), giving right to 20,443,377 voices on the Shareholders Meeting of PKN ORLEN S.A. (4.78% of the all voices).

23. On 16 December 2004 PKN ORLEN S.A. was notified by Czech National Property Found („FMN"), that precedent condition of the Purchase Agreement concerning 114,224,038 bearer shares in Unipetrol a.s. – for FMN to obtain a decision from the European Commission confirming, that the transaction did not meet the citeria

of the public aid, was fulfilled. The decision of the European Commission was taken on 1 December 2004 and was obtained by FMN on 7 December 2004.

24. On 3 January 2004 the Register Court in Opole, VII Commercial Division of the National Register Court registered the merger of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o., located on Opole (acquirer) with the following companies (acquirees):
- Serwis Katowice Sp. z o.o., located in Katowice,
- Serwis Kedzierzyn - Kozle Sp. z o.o., located in Kedzierzyn - Kozle,
- Serwis Kielce Sp. z o.o., located in Kielce,
- Serwis Lodz Sp. z o.o., located in Lodz ,
- Serwis Rzeszow Sp. z o.o. z , located in Rzeszow,

by transfer of the companies' properties on the Zaklad Urzadzen Dystrybucyjnych Sp. z o.o, (merger by acquisition). As a result the Articles of Associations of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. were modified by increasing the share capital of the company by PLN 222,700 (frm PLN 6,536,500 to 6,759,200). The shares in the increased share capital amounting to PLN 50 each were acquired by the current shareholders of the acquired companies.
As a result of the share capital increase in Zaklad Urzadzen Dystrybucyjnych Sp. z o.o, the share of PKN ORLEN S.A. decreased from 99.94 % to 96.65%. After the registration of the merger and the share capital increase, the total number of voices on the Shareholders Meeting amount 135,184. The registration of the merger of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o with the following companies: Serwis Katowice Sp. z o.o., Serwis Kedzierzyn - Kozle Sp. z o.o., Serwis Kielce Sp. z o.o., Serwis Lodz Sp. z o.o., Serwis Rzeszow Sp. z o.o., results in their exclusion from the register.

25. On 4 January 2005 PKN ORLEN S.A. issued corporate guarantees to the following companies: Holborn European Marketing Company Ltd, Deutsche BP Aktiengesellschaft, Shell Deutschland Oil GmbH for the total value of EUR 64 million and USD 56 million and sureties in the form of guarantee letters for the insurance company Zürich Versicherung AG in the total value of EUR 25 million in order to secure completion of duties by its German subsidiary ORLEN Deutschland AG resulting from trading in fuels (total ca PLN 548 million). The guarantees are valid from 1 February 2005 and are prolongation of the current guarantees valid till 31 January 2005. The guarantees issued for Shell Deutschland Oil GmbH are valid till 30 June 2005 and for Holborn European Marketing Company Ltd, Deutsche BP Aktiengesellschaft and Zurich Versicherung AG are valid till 31 December 2005. PKN ORLEN S.A. has a 100% share in ORLEN Deutschland AG.

26. On 19 January 2005 PKN ORLEN S.A. was notified by PETROVAL S.A. of withholding the implementation of future contract to supply crude oil from 21 December 2002 due to a force majeure event which impeded the contract's performance. According to the notice delivered by PETROVAL S.A., the event that qualifies as

a force majeure event and justifies interruption of the contract's performance is Yukos' inability to deliver crude oil. It is currently impossible to assess how long this situation will persist. The Management Board of PKN ORLEN S.A. declares that the above described situation does not impede supply crude oil continuity thanks to previously undertaken contingencies. Crude oil deliveries are expected to be executed according to plan, thanks to term and supplementary crude oil delivery spot contracts.

27. In compliance with the Company's Articles of Association and the Accounting Act, the Supervisory Board of PKN ORLEN S.A., following its meetings on 21 January 2005, appointed KPMG Audyt Sp, z o.o., based in Warsaw, ul. Chlodna 51, to audit PKN ORLEN S.A. financial statements and the Capital Group's consolidated financial statements for the years 2005, 2006 and 2007, according to the International Accounting Standards. In addition, KPMG will review PKN ORLEN S.A. standalone and its Capital Group consolidated quarterly and half year financial statements starting from 2Q 2005 till 4Q 2007.

28. On 3 February 2005 PKN ORLEN S.A announced that on 2 February 2005 the Supervisory Board of the Company approved a new strategy for PKN ORLEN S.A.
The PKN ORLEN S.A strategy derives from the Group new mission statement:
"Aiming to become the regional leader, we ensure long-term value creation for our shareholders by offering our customers products and services of the highest quality. As the transparent company, we want all our operations to adhere to 'best practice' principles of corporate governance and social responsibility, with focus on care for our employees and the natural environment".
PKN ORLEN S.A. will build its firm value primarily by harnessing its existing potential to a maximum extent. In line with the new strategy, we will continue to implement improvements in efficiency and invest in selective projects offering high returns. As part of PKN ORLEN S.A. focus on its core businesses, we want to strengthen the Company's presence in its key business areas in the relevant markets, while continuing to restructure our asset portfolio.
An efficient integration of UNIPETROL and realization of synergies resulting from that, was indicated as one of the most important aspects in case of not gaining positive decision from the European Union which would enable the Company to conclude the deal. It will allow as a consequence to create a basis for further investment in Czech Republic.
Avoiding of political involvement through implementing clear rules of the corporate order and the policy of managing staff on the basis of essential premises is also considered to be important.
The new strategy was formed on the basis of the detailed analysis concerning among others the future of the refining and petrochemical market. As a result way were determined to bring PKN ORLEN S.A. to the position of the best company in its class.
PKN ORLEN S.A. will carry out monitoring of the expansion taking into account the availability and satisfying of the strict criteria of the assessment of the potential investments in the area of sales and processing –

downstream, as well as satisfying additional conditions in the area of searching and exploration – upstream, including the subject of the security of the deliveries.

Strategic partnership and regional consolidation may be considered after the realization of the set goals or, if they serve acceleration of the realization of the strategy.

The strategy determines main financial goals to be achieved at the end of 2009:

- EBITDA at the level	over PLN 6 billion
- ROACE at the level	17.5%
- CAPEX in the years 2005-2009	PLN 1.7 billion
- Financial leverage (gearing)	30-40%
- The rate of dividend paid	30%

In the new strategy the following key areas of improvement of the efficiency were assumed:

- continuation of the program of cost cutting;
- restructuring of the Capital Group PKN ORLEN S.A. and implementation of the segmental management (the sale of shares of Polkomtel S.A., transparent corporate structure, continuation of sale of the assets from non-core activity);
- restructuring and optimization of the retail network till 2009 among others through:
- protecting a share in the market against a further decrease and its extension to the level of 30% of the market share (present share in the domestic retail fuel market is considered to amount to 28.6%)*;
- an increase of the share in retail margin on non-fuel products by 10pp;
- an increase of the annual average sales per station by 5% CAGR;
- analysis of the activity of ORLEN Deutschland, which has to be developed to achieve a critical size or a decision to sell its assets should be considered;
- implementing a management system on the basis of SVA as well as implementing remuneration system connected with achieved results;
- applying strict rules and criteria of assessing new investment projects which take into account first of all predictions concerning the demand for engine oil and middle distillates and after that an expected prosperity for petrochemical products (this aspect will be subject of a further analysis).

Additional important financial and operating information:

- assumed extent of the usage of the Plock production installations in 2005 at the level of 96%;
- all the financial data (as not indicated in the other way) concerns the Capital Group PKN ORLEN on the basis of MSSF;
- taking into account the macroeconomic assumptions from the year 2004 a targeted amount of the EBITDA for 2009 is about PLN 7.9 billion;

- depreciation (yearly average for 2005-2009) amounts to PLN 1.7 billion;
- additional investment expenditure may amount to PLN 2.75 billion;
- CAPEX and depreciation (yearly average 2005-2009) for PKN ORLEN S.A. (the Company) amount to PLN 0.9 billion;
- CAPEX (in PLN million) separately for 2005: PHL 370, retail 480, Pchem 300; for 2006: PHL 580, retail 400; yearly average for 2007-2009: PHL 350, retail 350; additional possibilities of the development are estimated for the amounts: for 2006: retail 60, Pchem 230; yearly average for 2007-2009: PHL 350, retail 60, Pchem 450;
- data concerning CAPEX do not include capital expenditure for finished investment goods, and other expenditure for PKN ORLEN S.A., UNIPETROL, ORLEN Deutschland and subsidiaries to PKN ORLEN S.A.;
- the share in the domestic retail fuel market was calculated as a share of retail sales of PKN ORLEN S.A. in the total retail fuel sales, where the total retail sales amounted to 75% of the total consumption of engine oil and 100% of petrol and LPG;
- assumptions concerning crude oil Brent prices (USD/bbl): 2005=36; 2006=31.8; 2007-2009=29.6, source: own calculations on the basis of the external predictions;
- assumptions concerning crude oil Brent to Ural prices differentiation (USD/bbl): 2005=3.5; 2006=3.1; 2007-2009=2.95, source: own calculations on the basis of the external predictions;
- assumptions concerning refining margin Rotterdam (USD/bbl): 2005=3.43, 2006=3.62, 2007-2009=4.46, source: prediction of PKN ORLEN S.A.;
- assumptions concerning exchange rate PLN/EUR: 2005=4,40; 2006=4.12; 2007=4.08; 2008=4.03; 2009=4.10, source: average of four banks' predictions;
- assumptions concerning exchange rate PLN/USD: =3.20; 2006=3.16; 2007=3.17; 2008=3.37; 2009=3.38, source: average of four banks;
- long term indebtedness/EBITDA ratio will be sustained within the range 2.5-3.5.

29. On 1 March 2005 the Supervisory Board of PKN ORLEN S.A. approved "PKN ORLEN S.A. 2005-2009 Retail Sales Development Plan in Poland".

    The strategy assumes three fundamental strategic targets:

    1. Strengthening of market position.
    2. Increasing of operating efficiency.
    3. Creation of an efficient organizational structure.

These targets will be achieved through the segmentation of the offer into two standards: Premium and economy, the offer for business customers will be adjusted to their individual expectations, managing of the distribution channels and changing of the stations managing manner.

The planned structure of the network is c.a. 1,000 Premium stations (under ORLEN S.A. brand) and c.a. 900 economy stations. As part of this, 50 Premium and c.a. 130 economy stations will be renovated or built annually and

c.a. 40 Premium stations and c.a. 70 economy stations will be acquired annually. The planned capital expenditure is annually average c.a. PLN 390 million for the years 2005-2009.
Key operating and financial objectives (2009):

▪ Market share	at least 30%
▪ Sales volume	4.9bn litres/p.a.
▪ Share of the FLOTA programme in sales volume	at least 20%
▪ Average fuel sales per station *(company-owned stations [CODO])*	>2.5m litres/p.a.
▪ Non-fuel margin's share in total retail margin *(company-owned stations [CODO], Premium Standard)*	~ 30%
▪ ROACE	>17.5%

30. On 7 March PKN ORLEN S.A. announced that the number of its shares held by Pension Fund Commercial Union OFE BPH CU WBK, located in Warsaw, had decreased. According to the Current Report no 54/2003 of 4 July 2003 Commercial Union OFE BPH CU WBK owned 21,533,539 shares in PKN ORLEN S.A., accounting for 5.125% of the share capital (5.125% of votes at the Shareholders' Meeting). As on 2 March 2005 Commercial Union OFE BPH CU WBK owned 21,040,915 shares in PKN ORLEN S.A., accounting for 4.92% of the share capital (4.92% of votes at the Shareholders' Meeting).

31. On 30 March 2005 Krzysztof Zyndul resigned from the membership in the Supervisory Board of PKN ORLEN. He was appointed to the post of undersecretary at the Ministry of State Treasury.

V. MANAGEMENT BOARD STATEMENT CONCERNING COMPLIANCE WITH CORPORATE CODE REGULATIONS

On the basis of paragraph 27 of the Warsaw Stock Exchange ("WSE") Regulations and WSE Board Resolution concerning the application of Corporate Code Regulations for public companies which issue shares, convertible bonds or bonds with priority subscription rights allowed for trading, the Management Board of PKN ORLEN S.A. on 21 January 2005 made a statement on applying of Corporate Code Regulations. PKN ORLEN S.A. adapted all principles recommended by the Warsaw Stock Exchange. The document will be presented to the Shareholders Meeting on their next meeting.

The Supervisory Board agreed with the opinion of the Management Board as to adopt all of the Corporate Code Regulations, recommended by the Warsaw Stock Exchange.

The implementation of the Corporate Code Regulations included in the document "Good Practise Principles 2005" adopted by the Warsaw Stock Exchange, is not only designed for controlling the relationships between the entities involved in the company's operations, but also constitutes another step to adjust the corporate governance to the European Union standards.

Proper procedures and documents will be implemented in the Company to ensure that the adapted regulations will be executed in an appropriate manner. PKN ORLEN S.A. will aim at implementing these principles in all companies from the Capital Group.

The Management Board of PKN ORLEN S.A. maintains its opinion expressed in its announcement dated 21 January 2005.

ADDITIONAL INFORMATION

1. Information about significant agreements

1. PKN ORLEN concluded following yearly agreements:
   1. with BP Polska Spolka z o.o. The subject of the deal is the sale of petrol and diesel oil to the company BP Polska Sp. z o.o. in 2004. An estimated value of the transaction amounts to about PLN 3,342,000 thousand (gross).
   2. with SHELL Polska Spolka z o.o. The subject of the deal is the sale of petrol and diesel oil to the company SHELL Polska Sp. z o.o. in 2004. An estimated value of the transaction amounts to PLN 1,920,000 thousand (gross).

   These agreements are "significant agreements" in accordance with Decree of the Council of Ministers dated 16 October 2002 concerning current and periodical information published by issuers of securities, as their value exceeds 10% of the Issuer's equity.

2. On 7 January 2004 PKN ORLEN S.A. and ConocoPhillips Central and Eastern Europe Holdings B.V. located in Rotterdam, the Netherlands, concluded an agreement concerning the intention to co-operate in the process of privatization of UNIPETROL, a company operating in the Czech oil sector. The agreement sets out preliminary terms of the cooperation of the parties, outlines the proposed ultimate shareholding of the parties in some of the UNIPETROL companies and the potential terms of the purchase by the parties of some assets of UNIPETROL Group, in case of the PKN ORLEN S.A. successful participation in the UNIPETROL privatization. The agreement represents an early stage in the discussions between ConocoPhillips and PKN ORLEN S.A. and does not constitute a legally binding obligation of any party to enter into any future agreement.

3. On 9 January 2004 PKN ORLEN S.A. announced that on 6 January 2004 Basell Orlen Polyolefins Sp. z o.o. with its registered office in Plock ("JV Company") - a joint-venture company of PKN ORLEN S.A. and Basell Europe Holdings B.V. with its registered office in Haarlemmermeer, the Netherlands („BEH") - signed an advisory services agreement ("Advisory Services Agreement") between PKN ORLEN S.A., the JV Company and BEH. Simultaneously, PKN ORLEN S.A. entered into the agreement on construction and co-financing of infrastructure facilities with the JV Company („OSBL Agreement").

4. On 21 April 2004 PKN ORLEN S.A. signed preliminary agreement on sale of all the held shares (9,600 shares constituting 40% of initial capital) in Flexpol Sp. z o.o. located in Plock (Flexpol). The book value of shares amounts to PLN 4.8 million, selling price amounts to PLN 7.2 million. There are the following conditions to be fulfilled before the promissory contract will be concluded: former sale by PKN ORLEN S.A. to the investor of both the devices/installation rented by Flexpol from PKN ORLEN S.A. and the real estate/property partially rented by Flexpol from PKN ORLEN S.A. The above mentioned sale requires shareholders' approval and

UOKiK's (the Polish Office for Protection of Competition and Consumers) assent for the investor to buy the shares. The sale of all PKN ORLEN's shares of Flexpol Sp. z o.o. to Przedsiebiorstwo Produkcyjno-Handlowe Gasior Sp. z o.o. took place on 28 July 2004. On the same date the promissory contract was concluded after the last condition had been fulfilled, i.e. sale by PKN ORLEN S.A. to the investor of both the devices/installation rented by Flexpol from PKN ORLEN S.A. for PLN 26.108 thousand (gross price) and the real estate/property partially rented by Flexpol from PKN ORLEN S.A. for PLN 12.932 thousand (gross price). It is also assumed that Flexpol will pay its so far shareholders a dividend amounting to PLN 3 million for the year 2003 (i.e. for PKN ORLEN S.A. the amount of PLN 1.2 million)

5. On 1 July 2004 the Company signed an agreement on sale of property constituting an integral part of the company functioning in the structure of PKN ORLEN S.A. as the Oil Division for the total price of PLN 47,391,126.96 (net). The purchaser of the mentioned property is ORLEN Oil Sp. z o.o. located in Krakow. The above deal represents a further step in the restructuring process carried out by PKN ORLEN S.A. The project's aim is to consolidate the production and sale of engine oils and lubricants in the PKN ORLEN Capital Group. It is also a further stage in the process of integrating the production of base oils and the production and sale of finished products such as engine oils and lubricants. On the day of concluding the agreement, the stake of PKN ORLEN S.A. in the share capital amounted to 9%.

6. On 6 September 2004 ORLEN Deutschland AG concluded the yearly contract with Shell Oil Deutschland GmbH. The subject of the agreement is sale of about 350-450 thousand cubic metres of petrol and diesel oil to the company ORLEN Deutschland AG in 2004. The estimated value of the transaction amounts to about EUR 360 million. The above mentioned wholesale agreement is the formal closing of previous settlements which have been executed during 2004. These agreements are significant agreements in accordance with Decree of the Council of Ministers dated 16 October 2002 concerning current and periodical information published by issuers of securities, as their value exceeds 10% of the Issuer's equity. ORLEN Deutschland AG is wholly owned by PKN ORLEN S.A.

7. On 23 December 2004 PKN ORLEN S.A. and ORLEN Deutschland AG signed a short term loan agreement for the amount of EUR 60 million for the period from 27 December 2004 till 28 February 2005 to secure the tax liabilities of ORLEN Deutschland AG. The tax liabilities come out of ORLEN Deutschland's fuel trading operations. PKN ORLEN S.A. holds 100% stake in ORLEN Deutschland AG.

8. On 3 January 2005 PKN ORLEN S.A. concluded a wholesale agreement with SHELL Polska Spolka z o.o. for the sale of petrol and diesel oil with an estimate gross value of PLN 1,905 million for delivery during 2005.

9. On 3 January 2005 PKN ORLEN S.A. concluded a wholesale agreement with Orlen PetroCentrum Sp. z o.o. for the sale of petrol and diesel oil with an estimate gross value of PLN 1,173 million (gross) for delivery during 2005.

10. On 3 January 2005 PKN ORLEN S.A. concluded a wholesale agreement with BP Polska Spolka z o.o. for the sale of petrol and diesel oil with an estimated gross value of PLN 2,377 million (gross) for delivery during 2005.

11. On 3 January 2005 ORLEN Deutschland AG signed an agreement with Shell Deutschland Oil GmbH, Hamburg for the delivery of fuels for PKN ORLEN S.A. stations in Germany during 2005 with an estimated value of PLN 2,443 million (EUR 600 million).

12. On 6 January 2005 ORLEN Deutschland AG signed a wholesale agreement with Deutsche BP AG for the purchase of petrol and diesel oil during 2005 with an estimated value of approximately EUR 700 million (approximately PLN 2,852.5 million). The above mentioned agreement is significant agreement in accordance with Decree of the Council of Ministers dated 16 October 2002 concerning current and periodical information published by issuers of securities, as their value exceeds 10% of the Issuer's equity. ORLEN Deutschland AG is wholly owned by PKN ORLEN S.A.

13. On 12 January 2005 PKN ORLEN S.A. concluded a wholesale agreement with Rafineria Trzebinia S.A. for the sale of petrol and diesel oil with an estimate gross value of PLN 343 million for delivery during 2005. PKN ORLEN S.A. holds 77.1% stake in Rafineria Trzebinia S.A.

14. On 13 January 2005 PKN ORLEN S.A. concluded an agreement with Rafineria Trzebinia S.A. for the sale of petrol for pyrolysis with an estimate gross value of USD 1,084,257 (approximately PLN 3,369,763). The agreement is binding for the period 11 January 2005 till 31 January 2005. PKN ORLEN S.A. holds 77.1% stake in Rafineria Trzebinia S.A.

2. Production

No.	Raw material	Processing /tons/		Dynamics
		2003	2004	2004/2003
1.	REBCO	11,606,562	12,045,965	103.8%
2.	Low-sulphur crude-oil	117,440	148,103	126.1%
	Total	**11,724,002**	**12,194,068**	**104.0%**

No.	Product	Processing /tons/		Dynamics
		2003	2004	2004/2003
1.	Total petrol	2,766,691	2,753,075	99.5%
2.	Total diesel oil	3,070,725	3,347,455	109.0%
	Total fuels	**5,837,416**	**6,100,530**	**104.5%**
3.	LPG	215,710	202,925	94.1%
4.	JET A-1	300,622	336,607	112.0%
5.	Ekoterm	1,531,261	1,706,332	111.4%
	Total petrol	**7,885,009**	**8,346,394**	**105.9%**

No.	Product	Processing /tons/		Dynamics
		2003	2004	2004/2003
1.	Heating oil "3"	717,437	678,146	94.5%
2.	Solvents	18,082	17,461	96.6%
3.	Aromatic C9+	26,547	13,772	51.9%
	Razem	**762,066**	**709,379**	93.1%

No.	Product	Production /tons/		Dynamics
		2003	2004	2004/2003
1.	Ethylene	246,889	265,350	107.5%
2.	Propylene	201,000	217,658	108.3%
3.	Butadiene	44,055	45,997	104.4%
4.	Benzene	75,289	76,855	102.1%
5.	Toluene	58,814	73,449	124.9%
6.	Ortoxylene	23,329	24,058	103.1%
7.	Paraxylene	36,398	31,550	86.7%
8.	Xylene	16,240	19,967	122.9%
	Total aromatics (pos. 4-8)	**210,070**	**225,879**	**107.5%**
9.	Phenol	52,577	52,967	100.7%
10.	Acetone	33,377	33,828	101.4%
11.	MEG	86,679	94,015	108.5%
12.	DEG	9,676	10,621	109.8%
13.	TEG	310	346	111.6%
14.	Petrygo Q	16,288	16,927	103.9%
15.	Qal fluid	70	379	541.4%
	Total glycols + radiator liquids (pos. 9-15)	**113,023**	**122,288**	**108.2%**
16.	Sulphur	104,331	106,614	102.2%
17.	Ethylene oxide	18,894	17,845	94.4%
	Total	**1,024,216**	**1,088,426**	**106.3%**

3. Sale

Quantity structure of sold products and goods for resale

Group of products and goods for resale	Sales (in thousand tons)		Structure %		Dynamics %
	2003	2004	2003	2004	2004/2003
Petrol	2,867	2,864	26.38	25.22	99.90
Eurosuper 95	2,322	2,356	21.36	20.75	101.46
Super Plus 98	175	193	1.61	1.70	110.29
Universal 95	370	315	3.40	2.77	84.86
Diesel	3,249	3,425	29.89	30.17	105.42
Heating oil (light)	1,539	1,702	14.16	14.99	110.59
JET A-1 (aircraft fuel)	294	345	2.70	3.04	117.35
Light products	**7,949**	**8,336**	**73.13**	**73.42**	**104.87**
Liquid gas (LPG)	303	316	2.79	2.78	104.29
Heating oil III	694	719	6.38	6.33	103.60
Sulphur	105	106	0.97	0.93	100.95
Other refinery products	753	817	6.93	7.20	108.50
Total refinery products	**9,804**	**10,294**	**90.19**	**90.66**	**105.00**
Polyethylene	27	0	0.25		
Polypropylene	28	0	0.26		
Phenol	53	53	0.49	0.47	100.00
Acetone	33	34	0.30	0.30	103.03
Ethylene	247	265	2.27	2.33	107.29
Propylene	201	218	1.85	1.92	108.46
Glycol	99	106	0.91	0.93	107.07
Ethylene oxide	19	18	0.17	0.16	94.74
Butadiene	45	45	0.41	0.40	100.00
Benzene	76	77	0.70	0.68	101.32
Ortoxylene	25	23	0.23	0.20	92.00
Paraxylene	37	31	0.34	0.27	83.78
Other petrochemical products	176	190	1.62	1.67	107.95
Total petrochemical products	**1,066**	**1,060**	**9.81**	**9.34**	**99.44**
Total	**10,870**	**11,354**	**100.00**	**100.00**	**104.45**

Structure of sales of products by main customers

Main customers	% share in net revenues	
	2003	2004
BP Polska Sp. z o.o.	6.8%	8.5%
SHELL Polska Sp. z o.o.	5.2%	5.7%
ORLEN PetroCentrum Sp. z o.o.	2.4%	4.5%
ORLEN PetroTank Sp. z o.o.	5.1%	2.8%
BASELL ORLEN POLYOLEFINS Sp. z o.o.	2.1%	2.6%
CONOCOPHILLIPS Poland Sp. z o.o.	0.01%	2.0%
PETROLOT Sp. z o.o.	2.0%	1.4%
LOTOS S.A.	1.3%	1.3%
ANWIL S.A.	1.1%	1.3%
ORLEN Asfalt Sp. z o.o.	0.8%	1.0%
ORLEN Gaz Sp. z o.o.	1.0%	1.0%
ORLEN Oil Sp. z o.o.	0.7%	1.0%
PETRO ZACHOD Sp. z o.o.	0.6%	0.7%
ELANA S.A.	0.6%	0.7%
ESPPOL Sp. z o.o.	0.2%	0.6%
ANWIM Sp. z o.o.	0.2%	0.5%
Z.A. PUŁAWY S.A.	0.3%	0.5%

Share of remaining customers did not exceed 0.5% of total sales revenues.

4. Suppliers

Crude oil suppliers' structure in 2004:

Company	Quantity (in tons)	Share %
J&S	6,347,648.70	52.52
Petroval	2,725,900.00	22.56
BMP	1,849,900.00	15.30
Wincor	687,217.90	5.69
Totsa	342,696.90	2.84
Arkadia	132,015.00	1.09
Total	12,085,378.50	100.00

5. Transactions with related parties

Transactions with related companies, where value of single transaction or total value of transactions during 2004 exceeds a PLN equivalent of EUR 500 thousand:

No.	Name of business partners	Sales in PLN thousand	Purchases in PLN thousand
1.	ORLEN Gaz Sp. Z o.o.	287,599.1	256,430.3
2.	ORLEN PetroProfit Sp. z o.o.	113,939.0	4,317.7
3.	ORLEN PetroTank Sp. z o.o.	807,072.8	11,517.9
4.	Inowroclawskie Kopalnie Soli "SOLINO" S.A.	844.2	30,055.7
5.	ORLEN PetroCentrum Sp. z o.o.	1,311,241.0	6,928.3
6.	PETROLOT Sp. Z o.o.	401,037.7	1,715.1
7.	Rafineria Trzebinia S.A.	34,571.0	0.0
8.	Petrotel Sp. z o.o.	1,732.2	9,959.5
9.	Wisla Plock Sportowa S.A.	27.0	13,985.1
10.	ORLEN Medica Sp. z o.o	154.5	5,233.9
11.	ORLEN PetroZachod Sp. z o.o.	206,132.8	14,753.3
12.	ORLEN Projekt S.A.	455.0	12,043.3
13.	ORLEN Ochrona Sp. z o.o.	1,846.4	29,237.3
14.	Zaklad Budowy Aparatury S.A.	2,892.3	20,165.5
15.	ORLEN Transport Plock Sp. z o.o.	54,145.0	14,911.3
16.	Rafineria Nafty Jedlicze S.A.	29,773.8	0.0
17.	SHIP-SERVICE S.A.	98,263.7	809.4
18.	ANWIL S.A.	365,232.2	940.3
19.	ORLEN Automatyka Sp.z o.o.	485.1	18,339.8
20.	ORLEN Wir Sp. z o.o.	525.6	6,316.4
21.	ORLEN Budonaft Sp. z o.o.	982.9	50,926.0
22.	ORLEN Oil Sp. z o.o.	270,282.3	52,132.6
23.	Flexpol Sp. z o.o. (sold on 28.07.2004.)	6,599.1	0.0
24.	Serwis Mazowsze Sp. z o.o.	316.3	4,996.8
25.	Centrum Edukacji Sp. z o.o.	321.1	2,680.9
26.	Serwis Nowa Wies Wielka Sp. z o.o.	227.9	2,577.9
27.	ORLEN Transport Olsztyn Sp. z o.o.	4,009.3	5,330.1
28.	ORLEN Transport Lublin Sp. z o.o. (sold on 29.07.2004)	496.9	3,570.2
29.	ORLEN Transport Szczecin Sp. z o.o.	176.1	3,793.2
30.	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	1,617.1	5,897.0
31.	ORLEN Transport Poznan Sp. z o.o.	1,898.0	7,914.9
32.	ORLEN Transport Slupsk Sp. z o.o.	10,430.4	5,247.5
33.	ORLEN Transport Krakow Sp. z o.o.	9,474.6	6,401.2
34.	ORLEN Transport Warszawa Sp. z o.o.	354.0	6,014.1
35.	ORLEN Transport Nowa Sol Sp. z o.o.	670.0	11,704.1
36.	ORLEN Asfalt Sp. z o.o. (formerly Bitrex Sp. z o.o.)	303,415.6	4,239.1
37.	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.	105.9	10,649.8

No.	Name of business partners	Sales in PLN thousand	Purchases in PLN thousand
38.	ORLEN KolTrans Sp. z o.o.	4,491.5	22,115.6
39.	ORLEN Morena Sp. z o.o.	51,680.3	315.3
40.	BASELL ORLEN POLYOLEFINS Sp. z o.o.	777,508.7	8,489.6
41.	ORLEN Laboratorium Sp. z o.o.	2,375.7	36,783.1
42.	NaftoWax Sp. z o.o.	9,434.4	0.0
43.	Petro-Oil Lubelskie Centrum Sprzedazy Sp. z o.o.	2,860.4	10,004.5
44.	Petro-Oil Malopolskie Centrum Sprzedazy Sp. z o.o.	5,397.1	6,921.5
45.	Petro-Oil Wielkopolskie Centrum Sprzedazy Sp. z o.o.	6,571.9	8,223.0
46.	PPHU Piast Sp. z o.o. (sold on 25.05.2004)	23,187.1	8.1
47.	Petro-Oil SEEWAX Sp. z o.o.	1,041.1	12,381.7
48.	Petro - Oil Slaskie Centrum Sprzedazy Sp. z o.o.	1.2	6,158.7
49.	Petro - Oil Podlaskie Centrum Sprzedazy Sp. z o.o.	0.0	3,353.5
50.	Petro - Oil Zachodniopomorskie Centrum Sprzedazy Sp. z o.o.	0.0	3,798.5
51.	Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o.	88.4	10,985.9
52.	Petro-Oil Pomorskie Centrum Sprzedazy Sp. z o.o.	50.8	13,348.9
53.	Petro-Oil Lodzkie Centrum Sprzedazy	0.0	4,572.8
54.	ORLEN Eko Sp. z o.o.	1,848.4	4,363.1
.	**Total**	**5,215,884.9**	**793,559.3**

For the purpose of the preparation of the report for the year 2004 the company implemented a procedure involving collection of statements about transactions with related parties to enlarged extent in compliance with IAS 24 "Information revealed concerning related entities".

Transactions with related parties by persons supervising the Company (in PLN thousand):

	Sales	Purchase	Receivables	Liabilities	Dividend paid
Legal persons *	365,036	383,647	20,667	33,046	48,150
Physical persons	2,455				

* Transactions in the period of acting members of the key management by persons supervising the Company

In the period presented in the financial statements 23 persons acted as Members of the Supervisory Board. The Company did not gain relevant statements from 5 former Members of the Supervisory Board.

Transactions with related entities were presented using the arithmetic average of the exchange rates published by the National Bank of Poland for the last day of each month in the period from 1 January 2004 to 31 December 2004 – equal - 4.5182 PLN/EUR.

6. Changes in the Management Board and Supervisory Board of PKN ORLEN during the last reporting period

In the period from 1 January 2004 to 31 December 2004 the Management Board of PKN ORLEN consisted of the following members:

Zbigniew Wrobel	President of the Management Board, General Director from 8 February 2002 to 29 June 2004
Sławomir Golonka	Vice-President of the Management Board from 8 February 2002 Vice-President of the Management Board, Sales Director from 12 March 2002 Vice-President of the Management Board, Strategy and Capital Investments Director from 4 May 2004 to 31 October 2004
Andrzej Macenowicz	Member of the Management Board since 8 February 2002 Vice-President of the Management Board since 7 March 2002 Vice-President of the Management Board, Human Resources and Management Systems Director from 12 March 2002 to 1 November 2004 Vice-President of the Management Board, Human Resources Management and Administration Director since 2 November 2004
Janusz Wisniewski	Vice-President of the Management Board since 7 March 2002 Vice-President of the Management Board, Development and Production Director since 12 March 2002 Vice-President of the Management Board, Production, Wholesale Trade and Logistics Director from 4 May 2004 to 1 November 2004 Acting President of the Management Board and General Director from 16 August 2004 to 30 September 2004. Vice-President of the Management Board, Operating Director since 2 November 2004
Jacek Strzelecki	Vice-President of the Management Board, Finance and Economics Director from 11 July 2002 to 31 October 2004
Krzysztof Kluzek	Member of the Management Board from 22 April 2004 Member of the Management Board, Retail Sales and Marketing Director from 4 May 2004 to 18 October 2004
Jacek Walczykowski	President of the Management Board, General Director from 29 July 2004 to 16 August 2004

Igor Chalupec	President of the Management Board, General Director since 1 October 2004
Wojciech Heydel	Vice-President of the Management Board since 1 November 2004 Vice-President of the Management Board, Retail Sales Director since 2 November 2004
Cezary Smorszczewski	Vice-President of the Management Board since 1 November 2004 Vice-President of the Management Board, Capital Investments and Capital Group Director since 2 November 2004
Pawel Szymanski	Member of the Management Board since 18 October 2004 Member of the Management Board, Finance Director since 2 November 2004
Jan Maciejewicz	Vice-President of the Management Board, Cost Management and IT Director since 1 December 2004

In the reporting period the supervision over the activity of the Company was performed by the Supervisory Board, constituting of the following people:

Maciej Gierej	Member of the Supervisory Board from 21 February 2002 to 28 June 2002 Chairman of the Supervisory Board from 28 June 2002 to 8 April 2004 Member of the Supervisory Board since 5 August 2004
Edward Grzywa	Member of the Supervisory Board from 21 February 2002 to 8 April 2004
Krzysztof Kluzek	Member of the Supervisory Board from 21 February 2002 to 22 April 2004
Andrzej Kratiuk	Member of the Supervisory Board from 21 February 2002 to 8 April 2004
Ryszard Lawniczak	Member of the Supervisory Board from 21 February 2002 to 5 August 2004
Grzegorz Mroczkowski	Member of the Supervisory Board from 1 March 2004 to 2 April 2004
Krzysztof Szlubowski	Member of the Supervisory Board from 21 February 2002 to 5 August 2004

Jan Waga	Member of the Supervisory Board from 21 February 2002 to 5 August 2004 Vice-Chairman of the Supervisory Board from 7 March 2002 to 8 April 2004 Chairman of the Supervisory Board from 8 April 2004 to 5 August 2004
Maciej Andrzej Kruk	Member of the Supervisory Board from 2 April 2004 to 8 April 2004
Jacek Bartkiewicz	Member of the Supervisory Board from 25 March 2003 to 1 March 2004 Chairman of the Supervisory Board since 5 August 2004
Orest Andrzej Nazaruk	Member of the Supervisory Board from 17 April 2003 to 8 April 2004 Secretary of the Supervisory Board from 14 May 2003 to 8 April 2004
Janusz Zielinski	Member of the Supervisory Board from 8 April 2004 to 5 August 2004
Marian Czakanski	Member of the Supervisory Board from 8 April 2004 to 11 June 2004
Andrzej Studzinski	Member of the Supervisory Board from 8 April 2004 to 5 August 2004
Jacek Walczykowski	Member of the Supervisory Board from 8 April 2004 to 29 July 2004 Vice-Chairman of the Supervisory Board from 8 April 2004 to 29 July 2004
Andrzej Wieczorkiewicz	Member of the Supervisory Board since 8 April 2004 to 5 August 2004 Secretary of the Supervisory Board from 8 April 2004 to 5 August 2004
Michal Stepniewski	Member of the Supervisory Board since 24 June 2004
Raimondo Eggink	Member of the Supervisory Board since 5 August 2004
Krzysztof Lis	Member of the Supervisory Board since 5 August 2004
Malgorzata Okonska - Zaremba	Member of the Supervisory Board since 5 August 2004
Piotr Osiecki	Member of the Supervisory Board since 5 August 2004
Ireneusz Wesolowski	Member of the Supervisory Board since 5 August 2004 Secretary of the Supervisory Board since 16 August 2004

Krzysztof Zyndul	Member of the Supervisory Board from 5 August 2004 to 30 March 2005 Vice-President of the Supervisory Board from 16 August 2004 to 30 March 2005

7. Total number of shares of the Company and of other Capital Group's entities being held by the Management Board and the Supervisory Board Members

As at 31 December 2004, 2,950 shares in PKN ORLEN S.A. were held by Raimondo Eggink, Member of the Supervisory Board. Other Members of the Management and Supervisory Board, as at 31 December 2004, did not possess any shares and stakes in PKN ORLEN S.A. and other companies of the Capital Group.

8. PKN ORLEN shareholders

The structure of shareholders of PKN ORLEN as at 31 December 2004:

Shareholder	Number of shares	Number of votes	Nominal value of shares	% of the share capital
Nafta Polska S.A	74,076,299	74,076,299	92,595,374	17.32%
State Treasury	43,633,897	43,633,897	54,542,371	10.20%
The Bank of New York	48,480,908	48,480,908	60,601,135	11.34%
Others *	261,517, 957	261,517,957	326,897,446	61.14%
Total	**427,709,061**	**427,709,061**	**534,636,326**	**100.00%**

*) According to the current report no 19/2005 issued on 7 March 2005, Commercial Union OFE BPH CU WBK possessed 21,040,915 shares of PKN ORLEN, constituting 4.92% of share capital of PKN ORLEN.

There are no agreements known according to which proportions of shares as possessed by the current shareholders could change in the future.

Management Board Commentary on Business Operations
of Polski Koncern Naftowy ORLEN Spolka Akcyjna
for the year 2004
submitted by the Management Board composed of:

....
Management Board President
Igor Chalupec

....	....	....
Management Board Vice-President	**Management Board Vice-President**	**Management Board Vice-President**
Wojciech Heydel	Andrzej Macenowicz	Jan Maciejewicz
....	....	....
Management Board Vice-President	**Management Board Vice-President**	**Management Board Member**
Cezary Smorszczewski	Janusz Wisniewski	Pawel Szymanski

Plock, 31 March 2005

PKN ORLEN SA
SEC File
82-5036

POLSKI KONCERN NAFTOWY ORLEN S.A.

LONG FORM AUDITOR'S REPORT SUPPLEMENTING THE OPINION ON THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004

(in thousands PLN)

I. GENERAL NOTES

1. Background

Polski K oncern Na ftowy O RLEN S polka Ak cyjna (the "Company") was incorporated by a Notarial Deed dated 29 June 1993 through transformation of a state-owned enterprise into a joint stock company. The address of the Company's registered office is Plock, Chemikow 7.

The Company was entered into the entrepreneur's register of the National Court Register Entry, No. KRS 28860 on 26 July 2002.

In accordance with the resolution of the Ordinary General Meeting of Shareholders dated 19 May 1999, registered in the District Court in Plock on 20 May 1999, the Company changed its name to Polski Koncern Naftowy Spolka Akcyjna.

In accordance with the resolution of the Extraordinary General Meeting of Shareholders dated 3 April 2000, registered in the District Court in Plock on 12 April 2000, the Company changed its name to Polski Koncern Naftowy ORLEN Spolka Akcyjna.

The Company has NIP number 774-00-01-454 granted on 10 September 1993 and the REGON statistical number 610188201 granted on 8 July 1993.

On 19 May 1999 the Ordinary General Meeting of Shareholders of the Company adopted a resolution on merger of the Company with Centrala Produktow Naftowych "CPN" S.A. ("CPN") by incorporation of CPN to the Company consistently with Art. 463 point 1 of the Commercial Code.

On 7 September 1999 CPN was deregistered and the merger became effective.

The Company is the dominant entity of the capital group. The list of related parties is included in note 4L of the additional notes and explanations to the audited financial statements for the year ended 31 December 2004.

In a ccordance w ith t he r esolution o f t he O rdinary Ge neral M eeting o f S hareholders o f the Company dated 19 May 1999 as the result of incorporation of CPN, the Company changed its scope of activities. According to the articles of association resolved by the Ordinary General Meeting of Shareholders of the Company on 19 May 1999 and its recent changes dated 17 September 2004, the Company's activities include production, trade and services, and in particular:

- processing of crude oil and manufacturing of oil-derivative (refinery and petrochemical) products and semi-finished products;
- domestic and foreign trade on own account, on commission and as consignee, including in particular: the trade of crude oil, oil-derivative and other fuel, sale of motor vehicles, parts and accessories for them, sale of consumer and industrial goods;
- research and development activity, project work, construction and production activities on own account and as the consignee, in the areas of manufacturing, storage, packaging and

trade in solid, liquid and gaseous oil products, derivative chemical products as well as transportation: by land, by trail, water and by pipeline;

- transportation activity including land transport, trail transport, water and pipeline transport;
- storage of crude oil and liquid gas, creation and management of oil stock according to the appropriate regulations;
- services connected to the principal activity, especially:
  - land and sea reloading,
  - refining of gas and oil including ethylisation, dyeing and blending of components,
- purchase, trade and processing of used lubricant oil and other chemical waste;
- manufacturing, transportation and trade in electrical and heating energy;
- overhaul of the appliances used in core activities, especially refinery and petrochemical appliances, oil storage appliances, oil stations and means of transportation;
- metal production and manufacturing of plastic raw materials;
- operation of gas stations, bars, restaurants and hotels;
- capital investment activity, in particular: purchasing and trade of shares and stock in domestic and foreign trade;
- activities in the area of education, professional schooling and internal human capital services;
- activities in area of accounting and bookkeeping as well as activities related to data bases and its processing;
- financial agency services including receipt of money orders and transference of liabilities to cheque drawers;
- providing services in respect of the clearance of electronic fuel cards;
- conducting geodesy and cartography activities;
- exploration of crude oil;
- exploration of natural gas;
- production of metal prefabricated buildings excluding service activities;
- production of metal construction excluding service activities;
- services in respect of installing metal constructions;
- performance of general civil work (building construction);
- performance of general civil work in the area of line constructions: pipelines, power supply lines, electric traction line and telecommunication – long-distance transmission lines;
- performance of general civil work in the area of construction of distribution lines: pipelines, power supply lines, electric traction line and telecommunication – local lines;
- performance of general civil work in the area of mining and production.

(in thousands PLN)

As at 31 December 2004, the Company's issued share capital amounted to PLN 534,636 thousand. Equity at this day amounted to PLN 10,470,633 thousand. In accordance with the information obtained from the Company as at 31 December 2004 the ownership structure of the Company's issued share capital was as follows:

	Number of shares	Number of voting rights	Par value of shares	% of equity
Nafta Polska S.A.	74,076,299	74,076,299	92,595,374	17.32%
State Treasury	43,633,897	43,633,897	54,542,371	10.20%
Bank of New York (owners GDR)	48,480,908	48,480,908	60,601,135	11.34%
Other	261,517,957	261,517,957	326,897,446	61.14%
Total	427,709,061	427,709,061	534,636,326	100%

On 4 July 2003 the Company was informed, that Commercial Union OFE BPH CU WBK possessed 21,533,539 shares of PKN ORLEN S.A., constituting 5.13% (5.04% taking into consideration increase in the share capital on 20 November 2003) of total number of voting rights on the General Meeting of Shareholders. On 7 March 2005 the Company was informed, that Commercial Union OFE BPH CU WBK as at 2 March 2005 possessed 21,040,915 shares of PKN ORLEN S.A., constituting 4.92% of total number of voting rights on the General Meeting of Shareholders.

There were no movements in the share capital in the reporting period.

Members of the Company's Management Board as at 31 March 2005 were as follows:

Igor Chalupec	- President of the Management Board
Janusz Wisniewski	- Vice-President of the Management Board
Andrzej Macenowicz	- Vice-President of the Management Board
Wojciech Heydel	- Vice-President of the Management Board
Cezary Smorszczewski	- Vice-President of the Management Board
Jan Maciejewicz	- Vice-President of the Management Board
Pawel Szymanski	- Member of the Management Board

During 2004 the following changes in the composition of the Management Board took place:

On 22 April 2004 the Supervisory Board of PKN ORLEN S.A. appointed Krzysztof Kluzek to the position of the Member of the Management Board.

On 28 July 2004 Zbigniew Wrobel resigned from the position of the President of the Management Board of PKN ORLEN S.A. The resignation became effective on the date of appointment by the Supervisory Board a new President of the Management Board.

(in thousands PLN)

On 29 July 2004 the Supervisory Board of PKN ORLEN S.A. appointed Jacek Walczykowski to the position of the President of the Management Board. On 29 July 2004 Jacek Walczykowski resigned from the position of Vice-President and Member of the Supervisory Board of PKN ORLEN S.A. and from the position of Vice-President and Member of the Management Board of Nafta Polska S.A.

On 16 August 2004 the Supervisory Board of PKN ORLEN S.A. dismissed Jacek Walczykowski from the position of the President of the Management Board of PKN ORLEN S.A. – General Director. The resolution has been taken unanimously.

On 16 August 2004 the Supervisory Board of PKN ORLEN S.A. took unanimously a resolution to entrust Janusz Wisniewski, Vice-President of the Management Board of PKN ORLEN S.A., with the entitlement of the acting President of the Management Board of PKN ORLEN S.A. until appointment a new President of the Management Board of PKN ORLEN S.A. within the procedure taken by the Supervisory Board.

On 21 September 2004 the Supervisory Board of PKN ORLEN S.A. appointed unanimously Igor Chalupec to the position of the President of the Management Board. The appointment became effective on 1 October 2004.

On 18 October 2004 the Supervisory Board of PKN ORLEN S.A. changed composition of the Management Board.
The Supervisory Board of PKN ORLEN S.A. accepted resignations received on 18 October 2004:

- Krzysztof Kluzek from the position of the Member of the Management Board of PKN ORLEN S.A. effective on 18 October 2004,
- Sławomir Golonka and Jacek Strzelecki from the positions of Vice-Presidents of the Management Board of PKN ORLEN S.A. effective on 31 October 2004.

Simultaneously the Supervisory Board of PKN ORLEN S.A. appointed to the current term of the Management Board:

- Wojciech Heydel as the Vice-President of the Management Board effective on 1 November 2004,
- Jana Maciejewicz as the Vice-President of the Management Board effective on 1 December 2004,
- Cezary Smorszczewski as the Vice-President of the Management Board effective on 1 November 2004,
- Pawel Szymanski as the Member of the Management Board effective on 18 October 2004.

(in thousands PLN)

2. FINANCIAL STATEMENTS

2.1. Auditor's opinion and audit of financial statements

Ernst & Young Audit Sp. z o.o. located in Warsaw, 53 Emilii Plater St., is a certified entity entered on the list of certified auditors under no. 130.

Ernst & Young Audit Sp. z o.o. was elected by Supervisory Board of PKN ORLEN S.A. on 14 May 2003 to audit the Company's financial statements for the year ended 31 Decmeber 2004.

Ernst & Young Audit Sp. z o.o. and the auditor managing the audit meet the conditions, as defined by art. 66 clause 2 and 3 of the Accounting Act dated September 29, 1994 (uniform text Journal of Laws No. 76, 2002, item 694 with further amendments) ("the Act"), enabling them to express an impartial and independent opinion on the financial statements.

Pursuant to the agreement executed on 10 July 2003 with the Company's Management Board, we have audited the financial statements for the year ended 31 December 2004.

Our responsibility was to express an opinion on the financial statements based on our audit. The auditing procedures applied to the financial statements were designed to enable us to express an opinion on the financial statements taken as a whole.

Our procedures did not extend to supplementary information that does not have an impact on the financial statements taken as a whole.

Based on our audit, we issued an auditor's opinion dated 31 March 2005, which was as follows:

"To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

1. We have audited the attached financial statements for the year ended 31 December 2004 (format SA-R) of Polski Koncern Naftowy ORLEN S.A. (the "Company") located in Plock at Chemikow 7, containing:

- the introduction to the financial statements,
- the balance sheet as at 31 December 2004 with total assets amounting to 15,635,012 thousand zlotys,
- the profit and loss account for the period from 1 January 2004 to 31 December 2004 with a net profit amounting to 2,329,839 thousand zlotys,
- the statement of changes in shareholders' equity for the period from 1 January 2004 to 31 December 2004 with a net increase in shareholders' equity amounting to 2,096,182 thousand zlotys,
- the cash flow statement for the period from 1 January 2004 to 31 December 2004 with a net cash inflow amounting to 225,918 thousand zlotys, and
- the additional notes and explanations.

The format of the attached financial statements for the year ended 31 December 2004 ("the attached financial statements") is prescribed by the Decree of the Council of Ministers of 16 October 2001 on current and periodic information provided by issuers of securities (Journal

(in thousands PLN)

of Law No. 139, item 1569 with further amendments) ("Decree on current and periodic information").

2. The truth and fairness of the attached financial statements and the proper maintenance of the accounting records are the responsibility of the Management Board. Our responsibility was to audit the attached financial statements and to express an opinion whether, based on our audit, these financial statements are, in all material respects, true and fair and whether the accounting records that form the basis for their preparation are, in all material respects properly maintained.

3. We conducted our audit of the financial statements in accordance with the following regulations being in force in Poland:

   - chapter 7 of the Accounting Act, dated 29 September 1994,
   - the auditing standards issued by the National Chamber of Auditors,

   in order to obtain reasonable assurance whether the financial statements are free of material misstatement. In particular, the audit included examining, to a large extent on a test basis, documentation supporting the amounts and disclosures in the financial statements. The audit also included assessing the accounting principles adopted and used and significant estimates made by the Management, as well as evaluating the overall presentation of financial statement. We believe our audit has provided a reasonable basis to express our opinion on the financial statements treated as a whole.

4. In our opinion, the attached financial statements, in all material respects:

   - present truly and fairly all information material for the assessment of the results of the Company's operations for the period from 1 January 2004 to 31 December 2004, as well as its financial position as at 31 December 2004;
   - have been prepared in accordance with the accounting principles specified in the Accounting Act referred to above and regulations issued based on that Act, and based on properly maintained accounting records;
   - are in accordance with the Accounting Act referred to above and regulations issued based on that Act and the Company's articles of association that affect their content.

5. Without qualifying our opinion, we draw attention to the following issues:

   a) During 2004 two acts changing the Accounting Act and affecting the financial statements became effective: the Act dated 12 December 2003 on amendments to the Act – Commercial Code and certain other acts and the Act dated 30 April 2004 amending the Accounting Act. Taking the above into consideration, the Company has introduced changes in applied accounting principles. This led to the increase in equity in the opening balance by the amount of PLN 35,998 thousand. Comparable data was also changed in order to take into account the changed accounting principles. The effect of those changes on the financial statements was presented in note 61 of additional information and notes attached to the financial statements.

(in thousands PLN)

b) In accordance with the regulations of the Accounting Act, the Company has presented in the attached financial statements shares in subsidiaries and associates at cost (adjusted for impairment). In accordance with the Accounting Act, the Capital Group of Polski Koncern Naftowy ORLEN S.A. (the "Capital Group"), of which the Company is the parent company, will prepare consolidated financial statements. The financial results and net assets of the Capital Group's will significantly differ from the Company's financial results for the year ended 31 December 2004 and its net assets as at that date.

c) As presented in note 45 c included in additional information and notes to the attached financial statements, there is a tax inspection currently underway in Rafineria Trzebinia S.A. This inspection is being carried out by the Treasury Inspection Office in Cracow, which has set out to verify the declared tax bases and check that the excise duty and value added tax for the years 2002 and 2003 had been accounted correctly. As presented in the above mentioned note, the results of the tax inspection and its potential impact on the attached financial statements are unknown at the date of this opinion.

6. We have read the Report by the Management Board on the Company's activities for the period from 1 January 2004 to 31 December 2004 and the Rules for Preparing Annual Financial Statements ("Directors' Report") and concluded that the information derived from the attached financial statements reconciles with the financial statements. The information included in the Directors' Report corresponds with § 64 prescribed by the Decree on current and periodic information."

We carried out the audit of the Company's financial statements from 6 December to 10 December 2004 and from 24 January to 31 March 2005. We were present on the Company's premises from 6 December to 10 December 2004 and from 24 January to 25 March 2005 as well as on 30 March 2005 and 31 March 2005.

(in thousands PLN)

2.2. Representations provided and availability of data

The Management Board confirmed its responsibility for the truth and fairness of the financial statements. The Management Board provided us with all financial information, accounting records and other required documents as well as all necessary explanations. The Management Board has provided a written representation dated 31 March 2005 that:

- the information disclosed in the books of account was complete,
- all contingent liabilities had been included in the financial statements,
- all material events from the balance sheet date to the date of the representation were disclosed in the financial statements.

It was confirmed that the information provided to us was true and fair to the best of the Management Board's knowledge and belief, and included all events that could have an effect on the financial statements.

Due to changes in composition of the Management Board presented in point I.1. of this report, we have also obtained a representation from the former Members of the Management Board, who resigned from their positions before 31 December 2004.

2.3. Financial statements for the prior financial year

The Company's financial statements for the year ended 31 December 2003 (prior financial year) were audited by Lukasz Zalicki, registered under No 9542/7118, acting on behalf of Ernst & Young Audit Sp. z o.o. under the evidence number 130. The chartered auditor issued an unqualified opinion on the financial statements for the year ended 31 December 2003, on 29 March 2004.

The Company's financial statements for the year ended 31 December 2003 were approved by the General Meeting of Shareholders on 24 June 2004 during which the shareholders made a resolution on distributing the 2003 net profit as follows:

Dividends for shareholders	278,010,889.65
Reserve capital	651,769,892.54
Social benefit fund	4,000,000.00
	933,780,782.19

The financial statements for the financial year ended 31 December 2003 with the auditor's opinion, the excerpt from the resolution approving the financial statements, the excerpt from the resolution on the distribution of profit and the Directors' report were filed on 2 July 2004, in the National Register Court.

The introduction to the financial statements, balance sheet as of 31 December 2003, profit and loss account, statement of changes in shareholders' equity and cash flow statement for the year ended 31 December 2003 together with the auditor's opinion, the excerpt from the resolution approving the financial statements and the excerpt from the resolution on the distribution of profit were published on 1 December 2004 in Monitor Polski B no. 1329.

The closing balances, as at 31 December 2003, were correctly brought forward to accounts as opening balances at 1 January 2004.

(in thousands PLN)

3. ANALYTICAL REVIEW

3.1. Basic data and financial ratios

Selected financial ratios indicating the economic or financial performance of the Company for the years 2002 – 2004 are presented below. The ratios for the years 2003 and 2004 were calculated on the basis of the financial information included in the financial statements for the year ended 31 December 2004. The ratios for the year 2003 were calculated on the basis of data restated for the changes in accounting policies applied by the Company since 1 January 2004, included in the financial statements for the year ended 31 December 2004. The ratios for the year 2002 were calculated on the basis of the financial information included in the financial statements for the year ended 31 December 2002, which were not restated for the changes in accounting policies applied by the Company since 1 January 2004.

	2004	2003	2002
Total assets	15,635,012	13,708,858	12,590,537
Shareholders' funds	10,470,633	8,410,449	7,263,591
Net profit/ loss	2,329,839	947,265	382,270
Return on assets Net profit / Total assets	14.9%	6.9%	3.0%
Return on equity Net profit / Shareholders' Funds at the beginning of period	27.7%	13.0%	5.5%
Profit margin Net profit / Sales	8.0%	3.8%	1.6%
Liquidity I Current assets / Short-term creditors	2.44	1.52	1.00
Liquidity III Cash / Short-term creditors	0.10	0.02	0.01
Debtors days Trade debtors x 365 / Net sales	21	20	18

(in thousands PLN)

	2004	2003	2002
Creditors days	29	39	41
Trade creditors x 365 / Costs of sold goods for resale + cost of sold products			
Stock turnover	69	77	77
Stock x 365 / Cost of sold goods for resale + cost of sold products			
Stability of financing	81.5%	76.0%	65.3%
Equity + provisions + long-term creditors / Total liabilities and equity			
Debt ratio	33.1%	38.6%	42.3%
(Total liabilities – shareholders' funds) x 100 / Total assets			
Rate of inflation:			
yearly average	3.5%	0.8%	1.9%
from December to December	4.4%	1.7%	0.8%

3.2 Comments on changes in financial ratios

Trends in the financial ratios were as follows:

Profitability ratios

In 2004 all profitability ratios increased in comparison to 2003: ROA from 6.9% to 14.9%, ROE from 13.0% to 27.7% and profit margin from 3.8% to 8.0%.

Liquidity ratios

Liquidity I ratio has increased in 2004 by 0.92 in comparison with 2003. Its level in 2002, 2003 and 2004 was equal to 1.00, 1.52 and 2.44 respectively. During year 2004 liquidity III ratios increased by 0.08 compared to 2003 and amounted to 0.01, 0.02 and 0.10 in 2002, 2003 and 2004 respectively.

Efficiency ratios

Debtors turnover in the year 2004 amounted to 21 days and remained at a comparable level as in the year 2003. The creditors turnover ratio in 2004 amounted to 29 days and decreased by 10 days compared to 2003, when it reached the level of 39 days.

Stock turnover ratio in 2004 and 2003 amounted to 69 and 77 days respectively.

(in thousands PLN)

Stability of financing

Gearing ratio increased from 76.0% as at the end of 2003 to 81.5% as at the end of 2004.

Debt ratio

Debt ratio in year 2004 decreased to the level of 33.1% in comparison to 2003 when it reached the level of 38.6%.

3.3 Going concern

Nothing came to our attention during the audit that would cause us to believe that the Company is not able to continue as a going concern for at least the twelve months subsequent to 31 December 2004 as a result of an intended or involuntary closure or a substantial limitation of the current operations.

In Note B in the introduction to the financial statements for the year ended 31 December 2004 the Management Board indicated that the financial statements were prepared on a going concern basis, being for a period of at least twelve months subsequent to 31 December 2004 and that there are no circumstances indicating a threat to its continuation as a going concern.

II. DETAILED REPORT

1. APPLIED ACCOUNTING SYSTEM

The Company's accounts are kept using the computer system SAP R/3 in the Company's registered office. The Company possesses up-to-date documentation referred to in Article 10 of the Act including the chart of accounts approved by the Company's Management Board.

During our audit we have not noticed any material irregularities in the books of accounts which were not subsequently corrected and could have a material effect on the audited financial statements. These would include matters related to:

- the reasonableness and continuity of applied accounting principles;
- the reliability of the accounting records, the absence of errors in the accounting; records and trail of entries in the accounting records;
- the fact whether business transactions are supported by documents;
- the correctness of opening balances based on approved prior year figures;
- consistency between the accounting records, source documentation and the financial statements;
- satisfying requirements on the safeguarding of accounting records and storing the accounting books and the financial statements.

2. INTERNAL CONTROL

In t he course of our audit works we have detected certain weaknesses in efficiency of the general procedures in the area of access control and the change management control in the IT systems of the Company. The results of our works, including works conducted in the Company, enable us to conclude, that the above described weakness does not have a material impact on the financial statements for the year ended 31 December 2004. As a result of our audit works we will present the Company our recommendation, including among other suggestions regarding elimination of the above described weaknesses.

In the course of our audit works we have detected certain weaknesses in the supervision over the subsidiaries. The above described weakness does not have a material impact on the financial statements for the year ended 31 December 2004. As a result of our audit works we will present to the Company our recommendation, including among other suggestions regarding elimination of the above described weaknesses.

3. ASSETS, LIABILITIES, PROFIT AND LOSS ACCOUNT

Details of the Company's assets, liabilities and profit and loss account are presented in the audited financial statements for the year ended 31 December 2004.

A count of assets and liabilities was performed in accordance with the requirements of the Act. Any differences between the balances per count and the books were adjusted in the accounting records in the year ended 31 December 2004.

(in thousands PLN)

4. NOTES TO THE FINANCIAL STATEMENTS

The introduction to the financial statements and the additional information and notes to the financial statements for the year ended 31 December 2004 are in all material aspects consistent with the requirements of the Accounting Act, including art.45 of the Act.

5. DIRECTORS' REPORT

We have read the Report by the Management Board on the Company's Activities for the period from 1 January 2004 to 31 December 2004 and the Rules for Preparing Annual Financial Statements ("Directors' Report") and conclude that the information derived from the attached financial statements reconciles with the financial statements. The information included in the Directors' Report corresponds with § 64 prescribed by the Decree of the Council of Ministers of 16 October 2001 on current and periodic information provided by issuers of securities (Journal of Law No. 139, item 1569 with further amendments).

6. CONFORMITY WITH LAW AND REGULATIONS

We have obtained a written representation letter from the Management Board that no laws or regulations, including the Articles of Association of the Company, were violated during the financial year.

(in thousands PLN)

7. WORK OF THE EXPERT

During our audit we have taken into account the results of the work of the following independent experts:

- WS Atkins – Polska Sp. z o.o. – expert company which performed in March 2005 assessment of prospective environmental expenses related to land reclamation.
- Actuary – (Deloitte & Touche) – valuation of prospective liabilities other than salaries and wages as of 31 December 2004.
- Inwestexpert Sp. z o.o. – expert company which performed in March 2005 valuation of the investments in subsidiaries based on Income Based Valuation Method.

Certified auditor
No. 9542/7118

Łukasz Zalicki

on behalf of
Ernst & Young Sp. z o.o.
00-113 Warszawa,
53 Emilii Plater St.
No. 130

Jacek Hryniuk
Certified Auditor
No. 9262/6958

Warsaw, 31 March 2005

Regulatory Announcement

Go to market news section

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Annual Report and Accounts(1)
Released	07:21 01-Apr-05
Number	4521K

INDEPENDENT AUDITORS' OPINION

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

1. We have audited the attached financial statements for the year ended 31 December 2004 (format SA-R) of Polski Koncern Naftowy ORLEN S.A. (the "Company") located in Plock at Chemikow St. 7, containing:

   - the introduction to the financial statements,
   - the balance sheet as at 31 December 2004 with total assets amounting to 15,635,012 thousand zlotys,
   - the profit and loss account for the period from 1 January 2004 to 31 December 2004 with a net profit amounting to 2,329,839 thousand zlotys,
   - the statement of changes in shareholders' equity for the period from 1 January 2004 to 31 December 2004 with a net increase in shareholders' equity amounting to 2,096,182 thousand zlotys,
   - the cash flow statement for the period from 1 January 2004 to 31 December 2004 with a net cash inflow amounting to 225,918 thousand zlotys, and
   - the additional notes and explanations.

   The format of the attached financial statements for the year ended 31 December 2004 ("the attached financial statements") is prescribed by the Decree of the Council of Ministers of 16 October 2001 on current and periodic information provided by issuers of securities (Journal of Law No. 139, item 1569 with further amendments) ("Decree on current and periodic information").

2. The truth and fairness of the attached financial statements and the proper maintenance of the accounting records are the responsibility of the Management Board. Our responsibility was to audit the attached financial statements and to express an opinion whether, based on our audit, these financial statements are, in all material respects, true and fair and whether the accounting records that form the basis for their preparation are, in all material respects properly maintained.

3. We conducted our audit of the financial statements in accordance with the following regulations being in force in Poland:

   - chapter 7 of the Accounting Act, dated 29 September 1994,
   - the auditing standards issued by the National Chamber of Auditors,

   in order to obtain reasonable assurance whether the financial statements are free of material misstatement. In particular, the audit included examining, to a large extent on a test basis, documentation supporting the amounts and disclosures in the financial statements. The audit also included assessing the accounting principles adopted and used and significant estimates made by the Management, as well as evaluating the overall presentation of financial statement. We believe our audit has provided a reasonable basis to express our opinion on the financial statements treated as a whole.

4. In our opinion, the attached financial statements, in all material respects:

- present truly and fairly all information material for the assessment of the results of the Company's operations for the period from 1 January 2004 to 31 December 2004, as well as its financial position as at 31 December 2004;
- have been prepared in accordance with the accounting principles specified in the Accounting Act referred to above and regulations issued based on that Act, and based on properly maintained accounting records;
- are in accordance with the Accounting Act referred to above and regulations issued based on that Act and the Company's articles of association that affect their content.

5. Without qualifying our opinion, we draw attention to the following issues:

a) During 2004 two acts changing the Accounting Act and affecting the financial statements became effective: the Act dated 12 December 2003 on amendments to the Act – Commercial Code and certain other acts and the Act dated 30 April 2004 amending the Accounting Act. Taking the above into consideration, the Company has introduced changes in applied accounting principles. This led to the increase in equity in the opening balance by the amount of PLN 35,998 thousand. Comparable data was also changed in order to take into account the changed accounting principles. The effect of those changes on the financial statements was presented in note 61 of additional information and notes attached to the financial statements.

b) In accordance with the regulations of the Accounting Act, the Company has presented in the attached financial statements shares in subsidiaries and associates at cost (adjusted for impairment). In accordance with the Accounting Act, the Capital Group of Polski Koncern Naftowy ORLEN S.A. (the "Capital Group"), of which the Company is the parent company, will prepare consolidated financial statements. The financial results and net assets of the Capital Group's will significantly differ from the Company's financial results for the year ended 31 December 2004 and its net assets as at that date.

c) As presented in note 45 c included in additional information and notes to the attached financial statements, there is a tax inspection currently underway in Rafineria Trzebinia S.A. This inspection is being carried out by the Treasury Inspection Office in Cracow, which has set out to verify the declared tax bases and check that the excise duty and value added tax for the years 2002 and 2003 had been accounted correctly. As presented in the above mentioned note, the results of the tax inspection and its potential impact on the attached financial statements are unknown at the date of this opinion.

6. We have read the Report by the Management Board on the Company's Activities for the Period from 1 January 2004 to 31 December 2004 and the Rules for Preparing Annual Financial Statements ("Directors' Report") and conclude that the information derived from the attached financial statements reconciles with the financial statements. The information included in the Directors' Report corresponds with § 64 prescribed by the Decree on current and periodic information.

Certified Auditor
No. 9542/7118

on behalf of
Ernst & Young Audit Sp. z o.o.
ul. Emilii Plater 53
00-113 Warszawa
Ident. no. 130

Lukasz Zalicki

Jacek Hryniuk
Certified Auditor No.
9262/6958

Warsaw, 31 March 2005

POLSKI KONCERN NAFTOWY ORLEN S.A.

LONG FORM AUDITOR'S REPORT SUPPLEMENTING THE OPINION ON THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004

I. GENERAL NOTES

1. Background

Polski Koncern Naftowy ORLEN Spolka Akcyjna (the "Company") was incorporated by a Notarial Deed dated 29 June 1993 through transformation of a state-owned enterprise into a joint stock company. The address of the Company's registered office is Plock, Chemikow 7.

The Company was entered into the entrepreneur's register of the National Court Register Entry, No. KRS 28860 on 26 July 2002.

In accordance with the resolution of the Ordinary General Meeting of Shareholders dated 19 May 1999, registered in the District Court in Plock on 20 May 1999, the Company changed its name to Polski Koncern Naftowy Spolka Akcyjna.

In accordance with the resolution of the Extraordinary General Meeting of Shareholders dated 3 April 2000, registered in the District Court in Plock on 12 April 2000, the Company changed its name to Polski Koncern Naftowy ORLEN Spolka Akcyjna.

The Company has NIP number 774-00-01-454 granted on 10 September 1993 and the REGON statistical number 610188201 granted on 8 July 1993.

On 19 May 1999 the Ordinary General Meeting of Shareholders of the Company adopted a resolution on merger of the Company with Centrala Produktow Naftowych "CPN" S.A. ("CPN") by incorporation of CPN to the Company consistently with Art. 463 point 1 of the Commercial Code.

On 7 September 1999 CPN was deregistered and the merger became effective.

The Company is the dominant entity of the capital group. The list of related parties is included in note 4L of the additional notes and explanations to the audited financial statements for the year ended 31 December 2004.

In accordance with the resolution of the Ordinary General Meeting of Shareholders of the Company dated 19 May 1999 as the result of incorporation of CPN, the Company changed its scope of activities. According to the articles of association resolved by the Ordinary General Meeting of Shareholders of the Company on 19 May 1999 and its recent changes dated 17 September 2004, the Company's activities include production, trade and services, and in particular:

- processing of crude oil and manufacturing of oil-derivative (refinery and petrochemical) products and semi-finished products;
- domestic and foreign trade on own account, on commission and as consignee, including in particular: the trade of crude oil, oil-derivative and other fuel, sale of motor vehicles, parts and accessories for them, sale of consumer and industrial goods;
- research and development activity, project work, construction and production activities on own account and as the consignee, in the areas of manufacturing, storage, packaging and trade in solid, liquid and gaseous oil products, derivative chemical products as well as transportation: by land, by trail, water and by pipeline;
- transportation activity including land transport, trail transport, water and pipeline transport;
- storage of crude oil and liquid gas, creation and management of oil stock according to the appropriate regulations;
- services connected to the principal activity, especially:
  - land and sea reloading,
  - refining of gas and oil including ethylisation, dyeing and blending of components,
- purchase, trade and processing of used lubricant oil and other chemical waste;

- manufacturing, transportation and trade in electrical and heating energy;
- overhaul of the appliances used in core activities, especially refinery and petrochemical appliances, oil storage appliances, oil stations and means of transportation;
- metal production and manufacturing of plastic raw materials;
- operation of gas stations, bars, restaurants and hotels;
- capital investment activity, in particular: purchasing and trade of shares and stock in domestic and foreign trade;
- activities in the area of education, professional schooling and internal human capital services;
- activities in area of accounting and bookkeeping as well as activities related to data bases and its processing;
- financial agency services including receipt of money orders and transference of liabilities to cheque drawers;
- providing services in respect of the clearance of electronic fuel cards;
- conducting geodesy and cartography activities;
- exploration of crude oil;
- exploration of natural gas;
- production of metal prefabricated buildings excluding service activities;
- production of metal construction excluding service activities;
- services in respect of installing metal constructions;
- performance of general civil work (building construction);
- performance of general civil work in the area of line constructions: pipelines, power supply lines, electric traction line and telecommunication – long-distance transmission lines;
- performance of general civil work in the area of construction of distribution lines: pipelines, power supply lines, electric traction line and telecommunication – local lines;
- performance of general civil work in the area of mining and production.

As at 31 December 2004, the Company's issued share capital amounted to PLN 534,636 thousand. Equity at this day amounted to PLN 10,470,633 thousand. In accordance with the information obtained from the Company as at 31 December 2004 the ownership structure of the Company's issued share capital was as follows:

	Number of shares	Number of voting rights	Par value of shares	% of equity
Nafta Polska S.A.	74,076,299	74,076,299	92,595,374	17.32%
State Treasury	43,633,897	43,633,897	54,542,371	10.20%
Bank of New York (owners GDR)	48,480,908	48,480,908	60,601,135	11.34%
Other	261,517,957	261,517,957	326,897,446	61.14%
	-------	-------	-------	-------
Total	427,709,061	427,709,061	534,636,326	100%
	=======	=======	=======	=======

On 4 July 2003 the Company was informed, that Commercial Union OFE BPH CU WBK possessed 21,533,539 shares of PKN ORLEN S.A., constituting 5.13% (5.04% taking into consideration increase in the share capital on 20 November 2003) of total number of voting rights on the General Meeting of Shareholders

On 7 March 2005 the Company was informed, that Commercial Union OFE BPH CU WBK as at 2 March 2005 possessed 21,040,915 shares of PKN ORLEN S.A., constituting 4.92% of total number of voting rights on the General Meeting of Shareholders.

There were no movements in the share capital in the reporting period.

Members of the Company's Management Board as at 31 March 2005 were as follows:

Igor Chalupec	- President of the Management Board
Janusz Wisniewski	- Vice-President of the Management Board
Andrzej Macenowicz	- Vice-President of the Management Board
Wojciech Heydel	- Vice-President of the Management Board
Cezary Smorszczewski	- Vice-President of the Management Board
Jan Maciejewicz	- Vice-President of the Management Board
Pawel Szymanski	- Member of the Management Board

During 2004 the following changes in the composition of the Management Board took place:

On 22 April 2004 the Supervisory Board of PKN ORLEN S.A. appointed Krzysztof Kluzek to the position of the Member of the Management Board.

On 28 July 2004 Zbigniew Wrobel resigned from the position of the President of the Management Board of PKN ORLEN S.A. The resignation became effective on the date of appointment by the Supervisory Board a new President of the Management Board.

On 29 July 2004 the Supervisory Board of PKN ORLEN S.A. appointed Jacek Walczykowski to the position of the President of the Management Board. On 29 July 2004 Jacek Walczykowski resigned from the position of Vice-President and Member of the Supervisory Board of PKN ORLEN S.A. and from the position of Vice-President and Member of the Management Board of Nafta Polska S.A.

On 16 August 2004 the Supervisory Board of PKN ORLEN S.A. dismissed Jacek Walczykowski from the position of the President of the Management Board of PKN ORLEN S.A. – General Director. The resolution has been taken unanimously.

On 16 August 2004 the Supervisory Board of PKN ORLEN S.A. took unanimously a resolution to entrust Janusz Wisniewski, Vice-President of the Management Board of PKN ORLEN S.A., with the entitlement of the acting President of the Management Board of PKN ORLEN S.A. until appointment a new President of the Management Board of PKN ORLEN S.A. within the procedure taken by the Supervisory Board.

On 21 September 2004 the Supervisory Board of PKN ORLEN S.A. appointed unanimously Igor Chalupec to the position of the President of the Management Board. The appointment became effective on 1 October 2004.

On 18 October 2004 the Supervisory Board of PKN ORLEN S.A. changed composition of the Management Board.
The Supervisory Board of PKN ORLEN S.A. accepted resignations received on 18 October 2004:

- Krzysztof Kluzek from the position of the Member of the Management Board of PKN ORLEN S.A. effective on 18 October 2004,
- S³awomir Golonka and Jacek Strzelecki from the positions of Vice-Presidents of the Management Board of PKN ORLEN S.A. effective on 31 October 2004.

Simultaneously the Supervisory Board of PKN ORLEN S.A. appointed to the current term of the Management Board:

- Wojciech Heydel as the Vice-President of the Management Board effective on 1 November 2004,
- Jana Maciejewicz as the Vice-President of the Management Board effective on 1 December 2004,
- Cezary Smorszczewski as the Vice-President of the Management Board effective on 1 November 2004,
- Pawel Szymanski as the Member of the Management Board effective on 18 October 2004.

2. FINANCIAL STATEMENTS

2.1. Auditor's opinion and audit of financial statements

Ernst & Young Audit Sp. z o.o. located in Warsaw, 53 Emilii Plater St., is a certified entity entered on the list of certified auditors under no. 130.

Ernst & Young Audit Sp. z o.o. was elected by Supervisory Board of PKN ORLEN S.A. on 14 May 2003 to audit the Company's financial statements for the year ended 31 Decmeber 2004.

Ernst & Young Audit Sp. z o.o. and the auditor managing the audit meet the conditions, as defined by art. 66 clause 2 and 3 of the Accounting Act dated September 29, 1994 (uniform text Journal of Laws No. 76, 2002, item 694 with further amendments) ("the Act"), enabling them to express an impartial and independent opinion on the financial statements.

Pursuant to the agreement executed on 10 July 2003 with the Company's Management Board, we have audited the financial statements for the year ended 31 December 2004.

Our responsibility was to express an opinion on the financial statements based on our audit. The auditing procedures applied to the financial statements were designed to enable us to express an opinion on the financial statements taken as a whole.

Our procedures did not extend to supplementary information that does not have an impact on the financial statements taken as a whole.

Based on our audit, we issued an auditor's opinion dated 31 March 2005, which was as follows:

"To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

7. We have audited the attached financial statements for the year ended 31 December 2004 (format SA-R) of Polski Koncern Naftowy ORLEN S.A. (the "Company") located in Plock at Chemikow 7, containing:

- the introduction to the financial statements,
- the balance sheet as at 31 December 2004 with total assets amounting to 15,635,012 thousand zlotys,
- the profit and loss account for the period from 1 January 2004 to 31 December 2004 with a net profit amounting to 2,329,839 thousand zlotys,
- the statement of changes in shareholders' equity for the period from 1 January 2004 to 31 December 2004 with a net increase in shareholders' equity amounting to 2,096,182 thousand zlotys,
- the cash flow statement for the period from 1 January 2004 to 31 December 2004 with a net cash inflow amounting to 225,918 thousand zlotys, and
- the additional notes and explanations.

The format of the attached financial statements for the year ended 31 December 2004 ("the attached financial statements") is prescribed by the Decree of the Council of Ministers of 16 October 2001 on current and periodic information provided by issuers of securities (Journal of Law No. 139, item 1569 with further amendments) ("Decree on current and periodic information").

8. The truth and fairness of the attached financial statements and the proper maintenance of the accounting records are the responsibility of the Management Board. Our responsibility was to audit the attached financial statements and to express an opinion whether, based on our audit, these financial statements are, in all material respects, true and fair and whether the accounting records that form the basis for their preparation are, in all material respects properly maintained.

9. We conducted our audit of the financial statements in accordance with the following regulations being in force in Poland:

- chapter 7 of the Accounting Act, dated 29 September 1994,
- the auditing standards issued by the National Chamber of Auditors,

in order to obtain reasonable assurance whether the financial statements are free of material misstatement. In particular, the audit included examining, to a large extent on a test basis, documentation supporting the amounts and disclosures in the financial statements. The audit also included assessing the accounting principles adopted and used and significant estimates made by the Management, as well as evaluating the overall presentation of financial statement. We believe our audit has provided a reasonable basis to express our opinion on the financial statements treated as a whole.

10. In our opinion, the attached financial statements, in all material respects:

- present truly and fairly all information material for the assessment of the results of the Company's operations for the period from 1 January 2004 to 31 December 2004, as well as its financial position as at 31 December 2004;
- have been prepared in accordance with the accounting principles specified in the Accounting Act referred to above and regulations issued based on that Act, and based on properly maintained accounting records;
- are in accordance with the Accounting Act referred to above and regulations issued based on that Act and the Company's articles of association that affect their content.

11. Without qualifying our opinion, we draw attention to the following issues:

d) During 2004 two acts changing the Accounting Act and affecting the financial statements became effective: the Act dated 12 December 2003 on amendments to the Act – Commercial Code and certain other acts and the Act dated 30 April 2004 amending the Accounting Act. Taking the above into consideration, the Company has introduced changes in applied accounting principles. This led to the increase in equity in the opening balance by the amount of PLN 35,998 thousand. Comparable data was also changed in order to take into account the changed accounting principles. The effect of those changes on the financial statements was presented in note 61 of additional information and notes attached to the financial statements.

e) In accordance with the regulations of the Accounting Act, the Company has presented in the attached financial statements shares in subsidiaries and associates at cost (adjusted for impairment). In accordance with the Accounting Act, the Capital Group of Polski Koncern Naftowy ORLEN S.A. (the "Capital Group"), of which the Company is the parent company, will prepare consolidated financial statements. The financial results and net assets of the Capital Group's will significantly differ from the Company's financial results for the year ended 31 December 2004 and its net assets as at that date.

f) As presented in note 45 c included in additional information and notes to the attached financial statements, there is a tax inspection currently underway in Rafineria Trzebinia S.A. This inspection is being carried out by the Treasury Inspection Office in Cracow, which has set out to verify the declared tax bases and check that the excise duty and value added tax for the years 2002 and 2003 had been accounted correctly. As presented in the above mentioned note, the results of the tax inspection and its potential impact on the attached financial statements are unknown at the date of this opinion.

12. We have read the Report by the Management Board on the Company's activities for the period from 1 January 2004 to 31 December 2004 and the Rules for Preparing Annual Financial Statements ("Directors' Report") and concluded that the information derived from the attached financial statements reconciles with the financial statements. The information included in the Directors' Report corresponds with § 64 prescribed by the Decree on current and periodic information."

We carried out the audit of the Company's financial statements from 6 December to 10 December 2004 and from 24 January to 31 March 2005. We were present on the Company's premises from 6 December to 10 December 2004 and from 24 January to 25 March 2005 as well as on 30 March 2005 and 31 March 2005.

2.2. Representations provided and availability of data

The Management Board confirmed its responsibility for the truth and fairness of the financial statements. The Management Board provided us with all financial information, accounting records and other required documents as well as all necessary explanations. The Management Board has provided a written representation dated 31 March 2005 that:

- the information disclosed in the books of account was complete,
- all contingent liabilities had been included in the financial statements,
- all material events from the balance sheet date to the date of the representation were disclosed in the financial statements.

It was confirmed that the information provided to us was true and fair to the best of the Management Board's knowledge and belief, and included all events that could have an effect on the financial statements.

Due to changes in composition of the Management Board presented in point I.1. of this report, we have also obtained a representation from the former Members of the Management Board, who resigned from their positions before 31 December 2004.

2.3. Financial statements for the prior financial year

The Company's financial statements for the year ended 31 December 2003 (prior financial year) were audited by Lukasz Zalicki, registered under No 9542/7118, acting on behalf of Ernst & Young Audit Sp. z o.o. under the evidence number 130. The chartered auditor issued an unqualified opinion on the financial statements for the year ended 31 December 2003, on 29 March 2004.

The Company's financial statements for the year ended 31 December 2003 were approved by the General Meeting of Shareholders on 24 June 2004 during which the shareholders made a resolution on distributing the 2003 net profit as follows:

Dividends for shareholders	278,010,889.65
Reserve capital	651,769,892.54
Social benefit fund	4,000,000.00
	933,780,782.19

The financial statements for the financial year ended 31 December 2003 with the auditor's opinion, the excerpt from the resolution approving the financial statements, the excerpt from the resolution on the distribution of profit and the Directors' report were filed on 2 July 2004, in the National Register Court.

The introduction to the financial statements, balance sheet as of 31 December 2003, profit and loss account, statement of changes in shareholders' equity and cash flow statement for the year ended 31 December 2003 together with the auditor's opinion, the excerpt from the resolution approving the financial statements and the excerpt from the resolution on the distribution of profit were published on 1 December 2004 in Monitor Polski B no. 1329.

The closing balances, as at 31 December 2003, were correctly brought forward to accounts as opening

balances at 1 January 2004.

3. ANALYTICAL REVIEW

3.1. Basic data and financial ratios

Selected financial ratios indicating the economic or financial performance of the Company for the years 2002 – 2004 are presented below. The ratios for the years 2003 and 2004 were calculated on the basis of the financial information included in the financial statements for the year ended 31 December 2004. The ratios for the year 2003 were calculated on the basis of data restated for the changes in accounting policies applied by the Company since 1 January 2004, included in the financial statements for the year ended 31 December 2004. The ratios for the year 2002 were calculated on the basis of the financial information included in the financial statements for the year ended 31 December 2002, which were not restated for the changes in accounting policies applied by the Company since 1 January 2004.

	2004	2003	2002
Total assets	15,635,012	13,708,858	12,590,537
Shareholders' funds	10,470,633	8,410,449	7,263,591
Net profit/ loss	2,329,839	947,265	382,270
Return on assets	14.9%	6.9%	3.0%
Net profit / Total assets			
Return on equity	27.7%	13.0%	5.5%
Net profit / Shareholders' Funds at the beginning of period			
Profit margin	8.0%	3.8%	1.6%
Net profit / Sales			
Liquidity I	2.44	1.52	1.00
Current assets / Short-term creditors			
Liquidity III	0.10	0.02	0.01
Cash / Short-term creditors			
Debtors days	21	20	18
Trade debtors x 365 / Net sales			

	2004	2003	2002
Creditors days	29	39	41
Trade creditors x 365 / Costs of sold goods for resale + cost of sold products			
Stock turnover	69	77	77

Stock x 365 / Cost of sold goods for resale + cost of sold products			
Stability of financing	81.5%	76.0%	65.3%
Equity + provisions + long-term creditors / Total liabilities and equity			
Debt ratio	33.1%	38.6%	42.3%
(Total liabilities – shareholders' funds) x 100 / Total assets			
Rate of inflation:			
yearly average	3.5%	0.8%	1.9%
from December to December	4.4%	1.7%	0.8%

3.2 Comments on changes in financial ratios

Trends in the financial ratios were as follows:

Profitability ratios

In 2004 all profitability ratios increased in comparison to 2003: ROA from 6.9% to 14.9%, ROE from 13.0% to 27.7% and profit margin from 3.8% to 8.0%.

Liquidity ratios

Liquidity I ratio has increased in 2004 by 0.92 in comparison with 2003. Its level in 2002, 2003 and 2004 was equal to 1.00, 1.52 and 2.44 respectively. During year 2004 liquidity III ratios increased by 0.08 compared to 2003 and amounted to 0.01, 0.02 and 0.10 in 2002, 2003 and 2004 respectively.

Efficiency ratios

Debtors turnover in the year 2004 amounted to 21 days and remained at a comparable level as in the year 2003. The creditors turnover ratio in 2004 amounted to 29 days and decreased by 10 days compared to 2003, when it reached the level of 39 days.

Stock turnover ratio in 2004 and 2003 amounted to 69 and 77 days respectively.

Stability of financing

Gearing ratio increased from 76.0% as at the end of 2003 to 81.5% as at the end of 2004.

Debt ratio

Debt ratio in year 2004 decreased to the level of 33.1% in comparison to 2003 when it reached the level of 38.6%.

3.3 Going concern

Nothing came to our attention during the audit that would cause us to believe that the Company is not able to continue as a going concern for at least the twelve months subsequent to 31 December 2004 as a result of an intended or involuntary closure or a substantial limitation of the current operations.

In Note B in the introduction to the financial statements for the year ended 31 December 2004 the Management Board indicated that the financial statements were prepared on a going concern basis, being for a period of at least twelve months subsequent to 31 December 2004 and that there are no circumstances indicating a threat to its continuation as a going concern.

II. DETAILED REPORT

1. APPLIED ACCOUNTING SYSTEM

The Company's accounts are kept using the computer system SAP R/3 in the Company's registered office. The Company possesses up-to-date documentation referred to in Article 10 of the Act including the chart of accounts approved by the Company's Management Board.

During our audit we have not noticed any material irregularities in the books of accounts which were not subsequently corrected and could have a material effect on the audited financial statements. These would include matters related to:

- the reasonableness and continuity of applied accounting principles;
- the reliability of the accounting records, the absence of errors in the accounting; records and trail of entries in the accounting records;
- the fact whether business transactions are supported by documents;
- the correctness of opening balances based on approved prior year figures;
- consistency between the accounting records, source documentation and the financial statements;
- satisfying requirements on the safeguarding of accounting records and storing the accounting books and the financial statements.

2. INTERNAL CONTROL

In the course of our audit works we have detected certain weaknesses in efficiency of the general procedures in the area of access control and the change management control in the IT systems of the Company. The results of our works, including works conducted in the Company, enable us to conclude, that the above described weakness does not have a material impact on the financial statements for the year ended 31 December 2004. As a result of our audit works we will present the Company our recommendation, including among other suggestions regarding elimination of the above described weaknesses.

In the course of our audit works we have detected certain weaknesses in the supervision over the subsidiaries. The above described weakness does not have a material impact on the financial statements for the year ended 31 December 2004. As a result of our audit works we will present to the Company our recommendation, including among other suggestions regarding elimination of the above described weaknesses.

3. ASSETS, LIABILITIES, PROFIT AND LOSS ACCOUNT

Details of the Company's assets, liabilities and profit and loss account are presented in the audited financial statements for the year ended 31 December 2004.

A count of assets and liabilities was performed in accordance with the requirements of the Act. Any differences between the balances per count and the books were adjusted in the accounting records in the year ended 31 December 2004.

4. NOTES TO THE FINANCIAL STATEMENTS

The introduction to the financial statements and the additional information and notes to the financial statements for the year ended 31 December 2004 are in all material aspects consistent with the requirements of the Accounting Act, including art.45 of the Act.

5. DIRECTORS' REPORT

We have read the Report by the Management Board on the Company's Activities for the period from 1 January 2004 to 31 December 2004 and the Rules for Preparing Annual Financial Statements ("Directors' Report") and conclude that the information derived from the attached financial statements reconciles with the financial statements. The information included in the Directors' Report corresponds with § 64 prescribed by the Decree of the Council of Ministers of 16 October 2001 on current and periodic information provided by issuers of securities (Journal of Law No. 139, item 1569 with further amendments).

6. CONFORMITY WITH LAW AND REGULATIONS

We have obtained a written representation letter from the Management Board that no laws or regulations, including the Articles of Association of the Company, were violated during the financial year.

7. WORK OF THE EXPERT

During our audit we have taken into account the results of the work of the following independent experts:

- WS Atkins – Polska Sp. z o.o. – expert company which performed in March 2005 assessmen of prospective environmental expenses related to land reclamation.
- Actuary – (Deloitte & Touche) – valuation of prospective liabilities other than salaries anc wages as of 31 December 2004.
- Inwestexpert Sp. z o.o. – expert company which performed in March 2005 valuation of the investments in subsidiaries based on Income Based Valuation Method.

Certified auditor No. 9542/7118	on behalf of Ernst & Young Sp. z o.o. 00-113 Warszawa, 53 Emilii Plater St. No. 130
Lukasz Zalicki	Jacek Hryniuk Certified Auditor No. 9262/6958

Warsaw, 31 March 2005

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Annual Report and Accounts(2)
Released	07:21 01-Apr-05
Number	4522K

Letter of the President of the Management Board

Dear Ladies and Gentlemen!

I have the pleasure to present to you the Annual Report summing up the operations of PKN ORLEN SA in 2004.

The results achieved by PKN ORLEN in 2004 are the best in its five-year history. This accomplishment was possible thanks to the efforts of our Employees and favourable market environment, i.e. high refining margins and rising crude prices, accompanied by a positive Brent/Ural differential. Our revenue rose to almost
PLN 29bn, and was more than 17% above the 2003 figure. Over the same time, our operating profit soared by 122.2% – to PLN 2.6bn. Our net profit amounted to
PLN 2.3bn, and was 146% higher than in 2003. The return on capital employed reached 20%, which represents an over twofold increase above the 2003 figure.
Our Comprehensive Cost Savings Programme brought savings of PLN 637m.

2004 saw a 4% increase in the crude oil throughput, which translated into a record-high level of capacity utilisation: 91%. The projects designed to optimise production resulted in higher white product yield (81.6%). Thanks to technological upgrades, we started to produce higher-quality fuel, surpassing the standards currently required by the European Union. Our diesel oil meets the strictest European norms regarding sulphur content, and fuel oil already complies with quality and environmental requirements which will not be in force until 2008. Thanks to our active sales policy, we managed to increase domestic wholesale by 7%, despite a 23% rise in fuel imports compared with 2003. At the end of 2004, PKN Orlen operated a retail network comprising 1,906 stations, including 1,319 company-owned sites. Our 2004 share in the market of retail fuel sales amounted to 28.6%, and was lower by 7 percentage points compared with 2002. The decrease in retail market share was accompanied by low fuel and LPG sales per company-owned station (2.1m in 2004). Despite this negative trend in retail sales, the number of members of our loyalty programmes increased. The number of the VITAY card holders exceeded 5m, while our FLOTA programme had 4 thousand member companies.
Our efforts to identify new business opportunities bore fruit: in April 2004 PKN Orlen won

the tender for 62.99% of shares in Unipetrol a.s. – the largest player in the Czech fuel and petrochemicals sector. In order to effectively acquire the shares, it was necessary to carry out certain preparatory activities and comply with formal requirements. One of the material conditions precedent to the share purchase agreement for the Unipetrol a.s. stake was satisfied in October 2004 – none of the existing shareholders in Ceska Rafinerska a.s. exercised their pre-emptive rights. December 2004 saw the fulfilment of another condition precedent contained in the agreement, namely the European Commission issued a decision confirming that no public assistance was involved in the transaction. In March 2005, an official notification of the purchase of Unipetrol shares was filed. This step was necessary to meet the last of the contractual conditions precedent, according to which we had to obtain the consent of the competent anti-trust authority of the European Commission. Smooth integration with Unipetrol and achievement of related synergies are particularly important to us. We expect that the effects of these actions will enable us to create a platform for further investments in the Czech Republic.

In the fourth quarter of 2004, the newly-appointed Management Board started to work on the Company's strategy. We were guided by the expectations of the capital market and the broadly understood environment of PKN Orlen. The "Value Creation Strategy for 2005–2009", approved by the Supervisory Board in February 2005, is based on the Company's new mission statement, which reads: "*While striving to be the regional leader, we want to ensure that our shareholders benefit from a long-term growth of the company's value by offering our customers the highest quality products and services. As a transparent business, in all our actions we observe the principles of corporate governance and social responsibility, caring for the development of our staff and for the natural environment*". The strategy defines three key elements which are to support achievement of our financial targets: internal strengthening and improved operating efficiency, development of core business on home markets, and active search for business opportunities on new markets. The strategy also provides for the Group's EBITDA of at least PLN 6bn in 2009. Assuming general economic conditions comparable to those prevailing in 2004, the Group's 2009 EBITDA should amount to PLN 7.9bn, which would mean a twofold improvement of the Company's operational efficiency. If the general economic environment in 2004 is comparable with the situation prevailing in 2005, we project a minimum 14% rise in EBITDA already in 2005. The average annualised return on capital employed projected for 2009 is to reach at least 17.5%.

Our acquisition plans will focus on markets with high growth potential. The purpose of investment projects is to strengthen our core business and contribute to our regional leadership. All investment projects will be subject to a thorough financial screening, which will include an analysis in terms of feasibility of achieving the assumed long-term ROACE. We will also test their sensitivity to various macroeconomic scenarios.

An important element of the strategy is the possible upstream expansion by 2009. Such a decision is being considered from two perspectives: security of crude oil supplies and profitability of the investment projects directly related to supplies.

Secure crude supply is an extremely vital issue. PKN Orlen's technical capabilities support processing of crude oil not only from Russia, but also from other sources worldwide. Despite the perturbations experienced by one of our existing suppliers, the measures we took eliminated any threat to supplies security.

The Management Board headed by me started its work at a time when circumstances with negative bearing on PKN Orlen's future were particularly visible. The uncertainty regarding regional consolidation plans, the shareholder conflict, the appointment and work of the Parliamentary Investigation Commission, and first of all the widespread political influence on the Company then observed, were some of the adverse circumstances we had to face. Among the internal factors, the lack of corporate governance and transparency in management, as well as instances of unethical conduct, proved the most acute problems. We strongly opposed such malpractices and took steps aimed at building PKN ORLEN's new image, by pursuing an open information policy, both externally and internally. We want the Company to recover its good name and regain the respect and trust of the Shareholders, Customers and Employees. This is what is deserved, in the first place, by PKN Orlen's Employees, who have been with the Company for years and are strongly committed to their work.

In order to achieve our goals, we have initiated changes in PKN Orlen's organisational culture. The basis for the changes will be a code of conduct. We want each and every employee to identify with the code's rules. However, it should be remembered that it is a long-term process, involving significant changes in the human resources management systems with respect to employee recruitment, assessment, remuneration and motivation.

In January 2005 PKN Orlen adopted the corporate governance principles proposed by the Warsaw Stock Exchange. We have also signed the worldwide initiative "Partnership Against Corruption", thus undertaking not to tolerate any corruptive actions.

The new Management Board has also taken immediate steps with a view to improving the Company's operational efficiency and transparency. The newly established IT and Cost Management Division is responsible for such tasks as the preparation of a new cost savings programme and development of a centralised procurement system. We have also initiated work on enhancing the management of the Group and its effective restructuring, as well as on implementation of new human resources management methods.

Dear Ladies and Gentlemen!

In terms of technology, the P³ock Production Plant ranks among the top ten European refineries. Our presence on the common market enables us to benefit from this fact. However, it concurrently imposes on us additional costs related to participation in the European energy and environmental security systems.

PKN ORLEN's future depends on our ability to successfully face the conditions currently prevailing on the regional market. I am positive that the implementation of our new strategy will help us achieve the position of the regional leader and ensure the expected growth in the shareholder value.

Our Shareholders approve of the actions we have undertaken thus far, which is confirmed by repeated rises in our share price. From the appointment of the new Management Board on October 18th 2004 to the end of the first quarter of 2005, the PKN ORLEN stock rose by 31.9%, while the WIG 20 index grew by 11.8%.

We were very pleased at the news that *Gazeta Gie³dy PARKIET* considered PKN ORLEN shares to be "The Best Investment in a WIG 20 Company in 2004".

It should be stressed at this point that the Management Board intends to maintain its position regarding the dividend policy as presented in the announced strategy.

I would like to thank all PKN ORLEN Employees for their everyday efforts, which build the value of our Company. I would also like to thank the Supervisory Board for its hard work, support and trust, enabling the Management Board to carry out its mission.

The challenges ahead of us are the strategic tasks set for 2005 and subsequent years. We count on further support from the Shareholders, Supervisory Board and Employees, as well as on a kind approach and loyalty of our Customers.

Igor Chalupec
President of the Management Board
PKN ORLEN SA

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Annual Report and Accounts(3)
Released	07:21 01-Apr-05
Number	4523K

FINANCIAL STATEMENTS AND COMPARATIVE FINANCIAL DATA

		31 December 2004	
BALANCE SHEET	**Note**		
ASSETS			
I. Fixed assets		**8 785 446**	**8 84**
1. Intangible assets, including:	1	**29 405**	**4**
- goodwill		**-**	
2. Tangible fixed assets	2	**6 490 785**	**6 38**
3. Long term receivables	3	**32 303**	**3**
3.1. From related entities		**31 108**	**2**
3.2. From other entities		**1 195**	
4. Long term investments	4	**2 115 666**	**2 23**
4.1. Investment properties		**-**	
4.2. Intangible assets		**-**	
4.3. Long term financial assets		**2 115 666**	**2 23**
a) in related entities		**1 616 811**	**1 73**
b) in other entities		**498 855**	**49**
4.4. Other long term investments		**-**	
5. Long term prepayments, deferred costs and deferred tax asset	5	**117 287**	**14**
5.1. Deferred tax assets		**-**	
5.2. Prepayments and deferred costs		**117 287**	**14**
II. Current assets		**6 849 566**	**4 86**
1. Inventories	6	**2 684 515**	**2 56**
2. Short term receivables	7	**2 269 050**	**1 79**
2.1. From related entities		**521 179**	**70**
2.2. From other entities		**1 747 871**	**1 09**
3. Short term investments	9	**1 706 903**	**14**
3.1. Short term financial assets		**1 706 903**	**14**
a) in related entities		**244 848**	
b) in other entities		**1 170 917**	**8**
c) cash and cash equivalents		**291 138**	**6**
3.2. Other short term investments		**-**	
4. Short term prepayments and deferred costs	10	**189 098**	**34**
T o t a l a s s e t s		**15 635 012**	**13 70**
LIABILITIES			
I. Shareholders equity		**10 470 633**	**8 41**
1. Share capital	12	**534 636**	**53**
2. Unpaid share capital (negative value)		**-**	
3. Own shares (negative value)		**-**	
4. Capital reserve	14	**6 793 313**	**6 12**
5. Revaluation reserve	15	**734 416**	**74**
6. Other capital reserves	16	**53 476**	**5**
7. Undistributed profit from previous years		**24 953**	**1**
8. Net profit	38	**2 329 839**	**94**
9. Distribution from profit during financial year (negative value)	17	**-**	
II. Liabilities and provisions for liabilities		**5 164 379**	**5 29**
1. Provisions for liabilities	18	**868 402**	**65**

1.1. Provision for deferred tax		**134 621**	14
1.2. Retirement benefits and similar provisions		**113 627**	8
a) long term		**104 614**	7
b) short term		**9 013**	1
1.3. Other provisions		**620 154**	41
a) long term		**393 720**	36
b) short term		**226 434**	5
2. Long term liabilities	19	**1 407 709**	1 35
2.1. To related entities		**-**	
2.2. To other entities		**1 407 709**	1 35
3. Short term liabilities	20	**2 804 768**	3 19
3.1. To related entities		**113 998**	32
3.2. To other entities		**2 661 458**	2 84
3.3. Special funds		**29 312**	3
4. Accruals and deferred income	21	**83 500**	9
4.1. Negative goodwill		**-**	
4.2. Other accruals and deferred income		**83 500**	9
a) long term		**-**	
b) short term		**83 500**	9
Total liabilities		**15 635 012**	13 70
Net book value		**10 470 633**	8 41
Number of shares		**427 709 061**	427 70
Net book value per share (in PLN)	**22**	**24,48**	
OFF - BALANCE SHEET ITEMS			
1. Contingent receivables	23	**-**	
1.1. From related entities		**-**	
- received guarantees and sureties		**-**	
1.2. From other entities		**-**	
- received guarantees and sureties		**-**	
2. Contingent liabilities	23	**1 218 562**	96
2.1. To related entities		**1 218 562**	96
- granted guarantees and sureties		**764 863**	96
- pledge on shares		**453 699**	
2.2. To other entities		**-**	
- granted guarantees and sureties		**-**	
3. Other *		**14 761**	
Total off-balance sheet items		**1 233 323**	96
* shown in Note 45 in additional explanatory description notes			
Off-balance sheet fixed assets amounting to PLN 527,723 thousand as at 31 December 2004 and PLN 523,635 thousand 31 December 2003 are presented in Note 2d.			
STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY			
I. Shareholders equity at beginning of period		**8 374 451**	7 26
a) changes in accounting policies		**35 998**	1
b) corrections of fundamental errors		**-**	
I. a. Shareholders equity at beginning of period restated for comparative data		**8 410 449**	7 27
1. Share capital at beginning of period		**534 636**	53
1.1.Changes in share capital		**-**	
a) increases		**-**	
- issues of shares		**-**	
b) decreases		**-**	
1.2. Share capital at end of period		**534 636**	53
2. Unpaid share capital at beginning of period		**-**	
2.1. Changes in unpaid share capital		**-**	
a) increases		**-**	
b) decreases		**-**	
2.2. Unpaid share capital at end of period		**-**	

3. Own shares at beginning of period		-	
3.1.Changes in own shares		-	
a) increases		-	
b) decreases		-	
3.2 Own shares at end of period		-	
4. Capital reserve at beginning of period		**6 122 438**	**5 5(**
4.1. Changes in capital reserve		**670 875**	**62**
a) increases		**670 875**	**62**
- share premium		-	**18**
- distribution of profits (by articles)		-	
- apportionment of profits (over the minimum provided for by the articles)		**651 770**	**39**
- transfer from capital reserves due to revaluation of fixed assets disposed		**19 105**	**4**
b) decreases		-	
4.2. Capital reserve at end of period	14	**6 793 313**	**6 12**
5. Revaluation reserve at beginning of period		**730 120**	**72**
a) changes in accounting policies, restatement of opening balance		**11 045**	
5.1. Revaluation reserve at beginning of period restated for comparative data		**741 165**	**72**
5.2. Changes in revaluation reserve		**(6 749)**	**1**
a) increases		**93 757**	**(**
- increase of value of long term investments		-	**(**
- deferred tax on the basis adjusting the revaluation reserve		-	
- hedge accounting cash flow hedges		**93 757**	
b) decreases		**(100 506)**	**(4**
- fixed assets disposals		**(19 105)**	**(4**
- impairment of tangible fixed assets		**(1 341)**	**(**
- adjustment of long term investment		**(62 501)**	
- deferred tax on the basis adjusting the revaluation reserve		**(17 559)**	
- financial assets disposals		-	
5.3. Revaluation reserve at end of period	15	**734 416**	**74**
6. Other capital reserves at beginning of period		**53 476**	**5**
6.1. Changes in other capital reserves		-	
a) increases		-	
b) decreases		-	
6.2. Other capital reserves at end of period	16	**53 476**	**5**

STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY - CONTINUED

7. Undistributed profit (loss) from previous years at beginning of period		933 781	45
7.1. Undistributed profit from previous years at beginning of period		**933 781**	**45**
a) changes in accounting policies		**24 953**	**1**
b) corrections of fundamental errors		-	
7.2. Undistributed profit from previous years at beginning of period restated for comparative data		**958 734**	**4(**
a) increases		-	-
b) decreases		**(933 781)**	**(45**
- dividends paid		**(278 011)**	**(5**
- transfer to capital reserve		**(651 770)**	**(39**
- others (including transfers to settlements)		**(4 000)**	**(**
7.3. Undistributed profit from previous years at end of period		**24 953**	**1**
7.4. Undistributed loss from previous years at beginning of period		-	
a) changes in accounting policies		-	
b) corrections of fundamental errors		-	
7.5. Undistributed loss from previous years at beginning of period restated for comparative data		-	
a) increases		-	
b) decreases		-	
7.6. Undistributed loss from previous years at end of period		-	
7.7. Undistributed profit (loss) from previous years at end of period		**24 953**	**1**
8. Net profit for the financial year		**2 329 839**	**94**
a) net profit		**2 329 839**	**94**

b) net loss		-	
c) distribution from current year profit		-	
II. Shareholders equity at end of period		10 470 633	8 41
III. Equity after proposed distribution of profit (absorption of losses) *		9 773 744	8 12
* in 2003 including distribution of profit according to resolution of General Shareholders' Meeting			
ADDITIONAL INFORMATION AND EXPLANATIONS			
A. EXPLANATORY NOTES			
NOTES TO THE BALANCE SHEET			
Note 1A			
INTANGIBLE ASSETS			
a) capitalized development costs		**4**	
b) company goodwill		-	
c) acquired licences, patents and similar assets, including:		**29 401**	4
- computer software		**8**	
e) other intangible assets		-	
f) prepayments for intangible assets		-	
Total intangible assets		**29 405**	4
as at 31 December 2004 and 2003 there were no intangible assets being collateral for Company's payables			
Note 1B			
Note 1C			
INTANGIBLE ASSETS (OWNERSHIP CLASSIFICATION)			
a) own		**29 405**	4
b) used on basis of rental, tenancy or other agreements, including lease agreements		-	
Total intangible assets		**29 405**	4
Note 2A			
TANGIBLE FIXED ASSETS			
a) fixed assets, including:		**5 230 606**	**5 64**
- land (including perpetual usufruct)		**165 314**	**13**
- buildings and construction		**3 490 215**	**3 58**
- plant and equipment		**1 524 714**	**1 86**
- vehicles		**33 585**	**3**
- other fixed assets		**16 778**	**2**
b) construction in progress		**1 240 010**	**70**
c) prepayments for construction in progress		**20 169**	**3**
Total tangible fixed assets		**6 490 785**	**6 38**
as at 31 December 2004 and 2003 there were no tangible fixed assets being collateral for Company's payables			
Note 2B			
Note 2C			
FIXED ASSETS (OWNERSHIP CLASSIFICATION)			
a) own		**5 230 606**	**5 64**
b) used on basis of rental, tenancy or other agreements, including lease agreements		-	
Total fixed assets		**5 230 606**	**5 64**
Note 2D			
OFF-BALANCE SHEET FIXED ASSETS			
used on the basis of lease, tenancy agreements or other agreement, including leasing		**527 723**	**52**
- the amount of the perpetual leasehold		**460 481**	**45**
Total off-balance sheet fixed assets		**527 723**	**52**
The Company does not recognise perpetual usufruct of land acquired based on administrative decisions in previous peri due to the fact that the historical value of such right cannot be reliably determined.			

Note 3A			
LONG TERM RECEIVABLES			
a) due from related companies, including:		**31 108**	2
- from subsidiaries		**31 108**	2
- from joint-ventures		**-**	
- from associates		**-**	
- from significant investor		**-**	
- from dominant company		**-**	
b) from other companies		**1 195**	
Long term receivables, net		**32 303**	3
c) doubtful debt provision		**2 000**	
Long term receivables, gross		**34 303**	3
Note 3B			
CHANGES IN LONG TERM RECEIVABLES			
a) balance at beginning of period		**32 047**	**26**
b) increases		**6 191**	
c) decreases *		**(3 935)**	**(23**
Long term receivables, gross at the end of the period		**34 303**	3
* in 2003 including PLN 230,299 thousand of reclassified receivables to short-term receivables of ORLEN Powiernik			
Note 3C			
CHANGES IN DOUBTFUL DEBTS PROVISION FOR LONG TERM RECEIVABLES			
a) balance at beginning of period		**2 000**	
b) increases of:		**-**	
- initial receivable		**-**	
- interest		**-**	
- other		**-**	
c) release		**-**	
d) utilization		**-**	
Doubtful debt provision for long term debtors at the end of period		**2 000**	
Note 3D			
LONG TERM RECEIVABLES (BY CURRENCY)			
a) in Polish currency		**34 303**	3
b) in foreign currencies (by currency and recalculated to zlotys)		**-**	
Total long term receivables		**34 303**	3
Note 4A			
CHANGES IN INVESTMENT PROPERTY (BY TYPE)			
a) balance at the beginning of period		**-**	
b) increases		**-**	
c) decreases		**-**	
Total real estate at the end of period		**-**	
Note 4B			
CHANGES IN INTANGIBLE ASSETS (BY TYPE)			
a) balance at the beginning of period		**-**	
b) increases		**-**	
c) decreases		**-**	
Total intangible fixed assets at the end of period		**-**	
Note 4C			
LONG TERM FINANCIAL ASSETS			
a) in subsidiaries		**1 126 735**	**1 24**
- shares		**1 126 735**	**1 24**
b) in joint-ventures		**454 199**	**45**
- shares		**454 199**	**45**
c) in associates		**35 877**	4
- shares		**35 877**	4
d) in significant investor		**-**	

f) in other companies			498 855	4
- shares			498 855	4
- loans granted			-	
Total long term financial assets			**2 115 666**	2 2

* pledge on shares of a join-venture BASELL ORLEN POLYOLEFINS Sp. z o.o. ("BOP") amounting to PLN 453,699 thousand, described in Note 45 m.

Note 4D -4J

The Company does not account for subordinated companies under the equity method. The method of valuation o subordinated companies is described in the Introductory Notes to the financial statements.

Note 4K

LONG TERM FINANCIAL ASSETS				
I. Balance at the beginning of period			2 237 491	1 3
a) in subsidiaries			1 243 510	6
- shares			1 243 510	6
b) in joint-ventures			453 699	
- shares			453 699	
c) in associates			41 313	1
- shares			41 313	1
d) in other companies			498 969	5
- shares			498 969	5
- other securities			-	
- loans granted			-	
II. Increases in period			64 072	1 0
a) in subsidiaries			63 572	6
- shares			63 572	6
b) in joint-ventures			500	4
- shares			500	4
c) in associates			-	
- shares			-	
d) in other companies			-	
- shares			-	
- other securities			-	
- loans granted			-	
III. Decreases			185 897	2
a) in subsidiaries			180 347	
- shares			180 347	
b) in joint-ventures			-	
c) in associates			5 436	
- shares			5 436	
d) in other companies			114	1
- shares			114	
- other securities			-	
- loans granted			-	
IV. Balance at the end of period			2 115 666	2 2
a) in subsidiaries			1 126 735	1 2
- shares			1 126 735	1 2
b) in joint-ventures			454 199	4
- shares			454 199	4
c) in associates			35 877	
- shares			35 877	
d) in other companies			498 855	4
- shares			498 855	4
- loans granted			-	
I. Balance at the beginning of period			2 237 491	1 3
II. Increases in period			64 072	1 0
III. Decreases in period			185 897	2
IV. Balance at the end of period			2 115 666	2 2

Note 4O		
LONG TERM SECURITIES, SHARES AND OTHER LONG TERM FINANCIAL ASSETS (CURRENCY TYP		
a) in Polish currency	**1 700 959**	**1 6**
b) in foreign currencies (by currency and recalculated to zloty)	**414 707**	**5**
b1. in currency USD	-	
thousand zlotys	-	
b2. in currency EUR*	**101 669**	**1**
thousand zlotys *	**414 707**	**5**
b3. other currencies in zlotys	-	·
Total long term securities, shares and other long term financial assets	**2 115 666**	**2 2**
* in 2004 the amount includes an allowance provided for shares in foreign entities		

Note 4P		
LONG TERM SHARES, SECURITIES AND OTHER PROPERTY RIGHTS (BY TRANSFERABILITY)		
A. With unlimited transferability, listed on the Stock Exchange (balance sheet value)	**467**	
a) shares (balance sheet value):	**467**	
- adjustments (for the period)	-	
- value at beginning of period	**467**	
- value at purchase price	**468**	
b) bonds (balance sheet value)	-	
c) other (balance sheet value)	-	
B. With unlimited transferability, quoted on OTC markets (balance sheet value)	**357**	
a) shares (balance sheet value):	**357**	
- adjustments (for the period)	**16**	
- value at beginning of period	**341**	
- value at purchase price	**3 111**	
b) bonds (balance sheet value)	-	
c) other (balance sheet value)	-	
C. With unlimited transferability, not quoted on regulated market (balance sheet value)	-	
a) shares (balance sheet value)	-	
b) bonds (balance sheet value)	-	
c) other (balance sheet value)	-	
D. With limited transferability (balance sheet value)	**2 114 842**	**2 2**
a) shares (balance sheet value):	**2 114 842**	**2 2**
- adjustments (for the period)	**(97 456)**	**(1**
- value at beginning of period	**2 222 389**	**2 2**
- value at purchase price	**2 307 741**	**2 3**
b) bonds (balance sheet value):	-	
- adjustments (for the period)	-	
- value at beginning of period	-	
- value at purchase price	-	**2**
c) other (balance sheet value)	-	
Total value at purchase price	**2 311 320**	**2 3**
Total adjustments of the value at beginning of period	**(98 214)**	**(11**
Total value at beginning of period	**2 223 197**	**2 2**
Total adjustments for the period	**(97 440)**	**(1**
Total balance sheet value	**2 115 666**	**2 2**

Note 4Q		
LONG TERM LOANS GRANTED (CURRENCY TYPE)		
a) in Polish currency	-	
b) in foreign currencies (by currency and recalculated to zloty)	-	
Total long term loans granted	-	

Note 4R		
OTHER LONG TERM INVESTMENTS (BY TYPE)		
Total other long term investments	-	

Note 4S

MOVEMENT IN OTHER LONG TERM INVESTMENTS (BY TYPE)		
a) balance at beginning of period	-	
b) increases	-	
c) decreases	-	
d) balance at end of period	-	
Total other long term investments	-	

Note 4T

OTHER LONG TERM INVESTMENTS (CURRENCY TYPE)		
a) in Polish currency	-	
b) in foreign currencies (by currency and recalculated to zloty)	-	
Total other long term investments	-	

Note 5A

CHANGES IN DEFERRED TAX ASSETS		
1.Balance at beginning of period	-	
2. Increases	-	
3. Decreases	-	
4. Balance at end of period	-	
Total deferred tax assets at end of period	-	

The Company compensates deferred tax provision and deferred tax assets

Note 5B

OTHER PREPAYMENTS AND DEFERRED COSTS		
a) deferred costs, including:	111 645	13
- cost of catalisators issued to production	50 140	6
- cost of acquisition of patronage stations	44 162	5
- costs of company's enlargement	-	
- leases	14 729	1
- other	2 614	
b) other	5 642	1
Total prepayments and deferred costs	117 287	14

Note 6

INVENTORIES		
a) raw materials	1 463 980	1 41
b) work in progress	229 105	23
c) finished goods	878 372	80
d) goods for resale	109 724	10
e) prepaid inventory	3 334	
Total inventories	2 684 515	2 56

As at 31 December 2004 and 2003 there was no inventory being a collateral for liabilities

Note 7A

SHORT TERM RECEIVABLES		
a) from related companies	521 179	70
- trade receivables due:	514 122	45
- within 12 months	497 694	45
- over 12 months	16 428	
- other *	7 057	24
b) from other companies	1 747 871	1 09
- trade receivables due:	1 188 719	87
- within 12 months	1 188 687	87
- over 12 months	32	
- budget receivables	39 927	8
- receivables taken to the court	-	
- other	519 225	14
Total net short term receivables	2 269 050	1 79
c) allowance for doubtful debts (positive value)	269 131	21
Total gross trade receivables	2 538 181	2 01

As at 31 December 2004 and 2003 there were no receivables being collateral for liabilities

*including PLN 230,299 thousand receivables concerning ORLEN Powiernik in 2003 (receivable from repayable additi

payments to capital)

Note 7B		
SHORT TERM RECEIVABLES FROM RELATED COMPANIES		
a) trade receivables, from:	514 122	45
- subsidiaries	426 733	35
- joint-ventures	85 916	6
- associates	1 473	3
- significant investor	-	
- dominant company	-	
b) other, including:	7 057	24
- subsidiaries	7 057	24
- joint-ventures	-	
- associates	-	
- significant investor	-	
- dominant company	-	
Total net short term receivables from related companies	521 179	70
c) allowances for doubtful debts from related companies (positive value)	6 094	
Total gross short term receivables from related companies	527 273	70

Note 7C		
MOVEMENTS IN SHORT TERM ALLOWANCES FOR DOUBTFUL DEBTS		
a) balance at beginning of period	216 987	19
b) increases:	137 227	8
- initial receivable	124 844	5
- interests	11 373	2
- other	1 010	
c) release:	(85 083)	(6
- initial receivable	(73 279)	(3
- interests	(11 804)	(2
- other	-	
d) utilization	-	
Short term allowances for doubtful debts at end of period	269 131	21

Note 7D		
GROSS SHORT TERM RECEIVABLES (CURRENCY TYPE)		
a) in Polish currency	2 505 050	1 9
b) in foreign currencies (by currency and recalculated to zlotys)	33 131	2
b1. in currency USD	698	
thousand zlotys	2 088	1
b2. in currency EUR	7 590	
thousand zlotys	30 959	1
b3. other currencies in zlotys	84	
Total short term receivables	2 538 181	2 01

Note 7E		
TRADE RECEIVABLES (GROSS) DUE FROM BALANCE SHEET DATE:		
a) up to one month	1 507 211	1 09
b) from one month to three months	78 407	6
c) from three months to six months	-	5
d) from six months and one year	5	
e) over one year	16 428	
f) overdue receivables	286 502	28
Total gross trade receivables	1 888 553	1 50
g) allowance for doubtful trade receivables (negative value)	(185 712)	(17
Total net trade receivables	1 702 841	1 32
Normal repayment period of receivables related to sales is 14 to 30 days.		
Concentration of credit risk relating to trade receivables is limited due to the large number of credit customers and their dispersion across many different sectors in Poland.		

Note 7F		
TRADE RECEIVABLES (GROSS) - OVERDUE		
a) up to one month	125 163	14

b) from one month to three months		19 443	1
c) from three months to six months		8 469	1
d) from six months and one year		12 974	3
e) over one year		120 453	8
Total gross overdue trade receivables		286 502	28
f) allowance for overdue trade receivables (negative value)		(175 285)	(16
Total net overdue trade receivables		**111 217**	12

Note 8

RECEIVABLES (GROSS) - DISPUTABLE			
Disputable trade receivables		-	
Disputable budget receivables		-	
Disputable dividends and other profit distribution receivables		-	
Other disputable receivables		-	
Receivables taken to the court, including		12 557	1
- trade receivables		9 600	1
- budget receivables		-	
- dividends and other profit distribution receivables		-	
- other		2 957	
Total disputable receivables (gross)		12 557	1
Provisions provided for (negative value)		(12 557)	(1
Total disputable receivables (net)		-	
		-	
RECEIVABLES (GROSS) - OVERDUE			
Overdue trade receivables		286 502	28
Overdue budget receivables		-	
Overdue dividends and other profit distribution receivables		-	
Overdue other receivables		-	
Overdue receivables taken to the court		12 557	1
Total overdue receivables (gross)		299 059	30
Provisions provided for (negative value)		(187 842)	(18
Total overdue receivables (net)		**111 217**	12

Note 9A

SHORT TERM FINANCIAL ASSETS			
a) in subsidiaries		244 848	
- loans granted		244 848	
b) in joint-ventures		-	
c) in associates		-	
d) in significant investor		-	
e) in dominant company		-	
f) in other companies		1 170 917	8
- debt securities		1 016 899	
- other short time financial assets (by type)		154 018	8
g) cash and other cash equivalents*		291 138	6
- cash on hand and in bank		269 250	3
- other cash		21 888	2
- other cash equivalents		-	
Total financial short term assets		**1 706 903**	14

as at 31 December 2004 and 2003 there were no cash and cash equivalents being a collateral for the Company's liabilitie

* in 2004 including PLN 174,987 thousand (CZK 1,304,900 thousand) cash retained in bank deposit in Prague due to execution of purchase trasaction of Unipetrol according to the Escrow Agreement between the Czech National Property (NPF), the state agency Ceska Konsolidacni Agentura (CKA), PKN ORLEN and Komercni Banka.

Note 9B

SHORT TERM SECURITIES, SHARES AND OTHER SHORT TERM FINANCIAL ASSETS (CURRENCY T			
a) in Polish currency		1 170 917	8
b) in foreign currencies (by currency and recalculated to zlotys)		-	
Total short term securities, shares and other short term financial assets		**1 170 917**	8

Note 9C

SHORT TERM SECURITIES, SHARES AND OTHER SHORT TERM FINANCIAL ASSETS (BY TRANSFERABILITY)		
A. With unlimited transferability, listed on the Stock Exchange (balance sheet value)	-	
B. With unlimited transferability, quoted on OTC markets (balance sheet value)	-	
C. With unlimited transferability, not quoted on regulated market (balance sheet value)	**1 016 899**	
a) shares (balance sheet value)	-	
b) bonds (balance sheet value):	**972 514**	
- fair value	**972 514**	
- market value	**972 514**	
- value at the purchase price	**966 711**	
c) other - by type (balance sheet value)	**44 385**	
- fair value	**44 385**	
- market value	**44 385**	
- value at the purchase price	**44 274**	
D. With limited transferability (balance sheet value)	**154 018**	
a) shares (balance sheet value)	-	
b) bonds (balance sheet value)	-	
c) other - by type (balance sheet value)	**154 018**	
- fair value	**154 018**	
- market value	-	
- value at the purchase price	-	
Total value at the purchase price	**1 010 985**	
Total value at beginning of period	**85 829**	
Total value adjustments	**5 914**	
Total balance sheet value	**1 170 917**	

Note 9D

SHORT TERM LOANS GRANTED (CURRENCY TYPE)		
a) in Polish currency	-	
b) in foreign currencies (by currency and recalculated to zlotys)	**244 848**	
b1. in currency USD	-	
thousand zlotys	-	
b2. in currency EUR	**60 026**	
thousand zlotys	**244 848**	
b3. other currencies in thousand zlotys	-	
Total short term loans granted	**244 848**	

Note 9E

CASH AND OTHER CASH EQUIVALENTS (CURRENCY TYPE)		
a) in Polish currency	**88 028**	
b) in foreign currencies (by currency and recalculated to zlotys)	**203 110**	
b1. in currency USD	**4 347**	
thousand zlotys	**13 000**	
b2. in currency EUR	**3 707**	
thousand zlotys	**15 123**	
b3. in currency CZK	**1 304 900**	
thousand zlotys	**174 987**	
Total cash and other cash equivalents	**291 138**	

There is no risk relating to cash and cash equivalents deposits because the Company places its cash to several well-estab Polish and international banks.

Note 9F

OTHER SHORT TERM INVESTMENTS (BY TYPE)		
Total other short term investments	-	

Note 9G

OTHER SHORT TERM INVESTMENTS (CURRENCY TYPE)		
a) in Polish currency	-	
b) in foreign currencies (by currency and recalculated to zlotys)	-	

Total other short term investments		-	
Note 10			
SHORT TERM PREPAYMENTS AND DEFERRED COSTS			
a) deferred costs, including:		**161 945**	3:
- excise duty		**109 989**	2'
- fuel charge		**5 612**	
- costs of catalisators issued to production		**15 224**	:
- cost of acquisition of patronage stations		**12 930**	1
- insurance		**16 789**	1
- other		**1 401**	
b) other		**27 153**	1
Total short term prepayments and deferred costs		**189 098**	34
Note 11			
IMPAIRMENT WRITE-OFFS			

Impairment write-offs included/reversed in the 12 month period ended 31 December 2004 concerned:
a) intangible fixed assets - impairment charges of intangible fixed assets increased in 2004 by PLN 5 thousand
b) fixed assets (including construction in progress) – impairment write-offs of fixed assets increased in the year 2004 by 51,197 thousand, from which PLN 1,341 thousand were transffered to revaluation reserve. Decrease in provisions in the ended 31 December 2004 amounted to PLN 39,739 thousand and resulted mainly from change of estimates of economic useful life of petrol stations under restructuring
c) financial long-term assets - impairment write-offs increased in 2004 by 97,440k PLN
d) receivables - value of receivables impairment write-offs created or reversed was presented in notes 3.C and 7.C. Impairment write-offs were mainly due to arbitrage proceedings (7C p. b) and worse financial situation of debtors. Reve of impairment write-offs of receivables was mainly due to payment of debt p
e) inventories - impairment charges of inventories decreased in 2004 by PLN 3,710 thousand

Note 12			
Note 13A Own shares			
In years 2004 and 2003 the Company did not possess own shares.			
Note 13B Emitent's shares owned by subordinated companies			
In years 2004 and 2003 subordinated entities did not possess shares of the Company.			
Note 14			
CAPITAL RESERVE			
a) share premium		**1 058 450**	1 0:
b) capital provided for by the articles		**175 074**	1'
c) capital provided for by the deed, over the amount required by articles		**5 387 794**	4 7:
d) capital arising from additional shareholders' payments		-	
e) other		**171 995**	1:
Total capital reserve		**6 793 313**	6 1:
Note 15			
REVALUATION RESERVE			
a) from revaluation of fixed assets		**656 079**	6'
b) from gains/losses on financial instruments valuation, including:		**93 758**	
- valuation of hedging instruments		**93 758**	
c) from deferred tax		**(15 421)**	
d) foreign exchange differences from recalculation of overseas branches		-	(
e) other		-	
Total revaluation reserve		**734 416**	74
Note 16			
OTHER CAPITAL RESERVES (BY PURPOSE)			
Privatisation fund		**53 476**	:

Total other capital reserves		53 476	5
Note 17			
WRITE-OFFS FROM NET PROFIT WITHIN THE YEAR (BY TYPE)			
Total write-offs from net profit within the year		-	
Note 18A			
Changes IN PROVISION FOR DEFERRED TAX			
1. Provision for deferred tax at the beginning of period		**147 838**	24
a) reflected in financial result		**149 976**	24
b) reflected in equity		**(2 138)**	(
c) reflected in goodwill or negative goodwill		**-**	
2. Increases		**160 077**	17
a) reflected in financial result of the period due to temporary differences		**142 263**	17
b) reflected in equity due to temporary differences		**17 814**	
c) reflected in goodwill or badwill due to temporary differences		**-**	
3. Decreases		**(173 294)**	(27
a) reflected in financial result of the period due to temporary differences		**(173 039)**	(27
b) reflected in equity due to temporary differences		**(255)**	(
c) reflected in goodwill or badwill due to temporary differences		**-**	
4. Balance at the end of period		**134 621**	14
a) reflected in financial result		**119 200**	14
b) reflected in equity		**15 421**	(
c) reflected in goodwill or negative goodwill		**-**	
Total influence of change of CIT rates on change in deferred tax is presented in Note 34B.			
Note 18B			
Changes IN LONG TERM RETIREMENT BENEFITS AND SIMILAR PROVISIONS			
a) balance at the beginning of period		**76 394**	7
b) increases		**35 943**	1
c) utilization		**(7 458)**	(
d) release		**(265)**	(
Balance at the end of period		**104 614**	7
Note 18C			
Changes IN SHORT TERM RETIREMENT BENEFITS AND SIMILAR PROVISIONS			
a) balance at the beginning of period		**11 348**	1
b) increases		**9 037**	1
c) utilization		**(11 348)**	(1
d) release		**(24)**	(
Balance at the end of period		**9 013**	1
Note 18D			
Changes IN OTHER LONG TERM PROVISIONS			
a) balance at the beginning of period		**361 846**	32
environmental provision		**354 261**	31
provision for business risk		**3 800**	
provision for costs of employee protection program		**-**	
other		**3 785**	
b) increases of:		**116 080**	4
environmental provision		**76 506**	4
provision for business risk		**13 957**	
provision for costs of employee protection program		**25 464**	
other		**153**	
c) utilization of:		**(1 156)**	
environmental provision		**(1 011)**	
provision for business risk		**-**	
provision for costs of employee protection program		**-**	
other		**(145)**	
d) release of:		**(83 050)**	(1

environmental provision**	(82 225)	(1
provision for business risk	-	
provision for costs of employee protection program	-	
other	(825)	
e) Total other long term provisions at the end of period	393 720	3
environmental provision*	347 531	3
provision for business risk	17 757	
provision for costs of employee protection program	25 464	
other	2 968	
Total other long term provisions at the end of period	393 720	3

* In years 2003 and 2004 the amount of provison is calculated based on an estimate made by an independent expert. Th Management Board of the Company determined the amount of environmental provision on the basis of the reports prep by independent experts. Amount of the provision reflects the best estimate of the Management Board regarding future expenses.

** including: in 2004 PLN 82,141 thousand as a reclassification of part of the environmental provision from long term t short term, the other part concerns sold sites together with cession on the purchaser of all future, potential liabilities.

Note 18E

Changes IN OTHER SHORT TERM PROVISIONS		
a.) balance at the beginning of period	57 748	7
environmental provision	39 873	4
provision for business risk	17 860	2
provision for costs of employee protection program	-	
other	15	
b) increases of:	192 651	
environmental provision **	82 141	
provision for business risk	36 602	
provision for costs of employee protection program	44 536	
other	29 372	
c) utilization of:	(21 451)	(
environmental provision	(13 373)	(
provision for business risk	(8 078)	
provision for costs of employee protection program	-	
other	-	
d) release of:	(2 514)	(
environmental provision	(2 498)	
provision for business risk	-	(
provision for costs of employee protection program	-	
other	(16)	
Total other short term provisions at the end of period	226 434	5
environmental provision *	106 143	3
provision for business risk	46 384	1
provision for costs of employee protection program	44 536	
other	29 371	
Total other short term provisions at the end of period	226 434	5

* In years 2003 and 2004 the amount of provison is calculated based on an estimate made by an independent expert. Th Management Board of the Company determined the amount of environmental provision on the basis of the reports prep by independent experts. Amount of the provision reflects the best estimate of the Management Board regarding future expenses.

**In 2004 the amount in full concerns reclassification of part of the environmental provision from long term to short ter

Note 19A

LONG TERM LIABILITIES		
a) from subsidiaries	-	
- other financial liabilities relating to bonds	-	
b) from joint-venture companies	-	
c) from associates	-	
d) from significant investor	-	
e) from dominant company	-	
f) from other companies	1 407 709	1 3

- other financial liabilities, including:		2	
- finance lease liabilities		-	
- other (by type)		2	
Total long term liabilities		**1 407 709**	**1 35**
Note 19B			
LONG TERM LIABILITIES (AGEING)			
a) between 1 and 3 years old		2	
b) between 3 and 5 years old		1 407 707	1 35
c) over 5 years old		-	
Total long term liabilities		**1 407 709**	**1 35**
Note 19C			
LONG TERM LIABILITIES (CURRENCY TYPE)			
a) in Polish currency		2	
b) in foreign currencies (by currency and recalculated to zlotys)		1 407 707	1 35
b1. in currency USD		236 680	21
thousand zlotys		707 768	81
b2. in currency EUR		171 596	11
thousand zlotys		699 939	54
b3. other currencies in thousand zlotys		-	
Total long term liabilities		**1 407 709**	**1 35**
Note 19D			
LONG TERM BANK LOANS			
Note 19E			
There were no long term liabilities from debt securities issued in the Company.			
Note 20A			
SHORT TERM LIABILITIES			
a) to subsidiaries		101 997	29
- resulting from issuance of commercial papers		-	24
- trade liabilities, falling due:		101 951	5
- within 12 months		101 951	5
- other		46	
b) to joint-venture companies		582	
- trade liabilities, falling due:		580	
- within 12 months		580	
- other		2	
c) to associates		11 419	2
- resulting from issuance of commercial papers		-	1
- trade liabilities, falling due:		11 418	1
- within 12 months		11 418	1
- other		1	
d) to significant investor		-	
e) to dominant company		-	
f) to other companies		2 661 458	2 84
- bank loans and borrowings, including:		5 863	55
- long term loans falling due within 1 year		3 242	
- resulting from issuance of commercial papers		-	6
- other financial liabilities (resulting from financial instruments)		21 350	2
- trade liabilities, falling due:		1 017 552	1 22
- within 12 months		1 017 439	1 22
- over 12 months		113	
- purchase of fixed assets		176 239	17
- liabilities to insurance companies		12 656	
- payroll liabilities		2 855	

- budget liabilities	1 389 436	7
- other	35 507	
g) special funds (by category):	29 312	3
- Company's social fund	23 260	2
- Premium fund	447	
- other	5 605	
Total short term liabilities	**2 804 768**	**3 1**
Note 20B		
SHORT TERM LIABILITIES (CURRENCY TYPE)		
a) in Polish currency	2 022 565	2 0
b) in foreign currencies (by currency and recalculated to zlotys)	782 203	1 1
b1. in currency USD	234 878	2
thousand zlotys	702 380	9
b2. in currency EUR	19 415	4
thousand zlotys	79 194	2
b3. other currencies in thousand zlotys	629	
Total short term liabilities	**2 804 768**	**3 1**
Note 20C		
Note 20D		
As at 31 December 2004 there were no short-term liabilities resulting from debt financial instruments issued.		
Note 21A		
CHANGES IN NEGATIVE GOODWILL		
a) balance at the beginning of period	-	
b) increases	-	
c) decreases	-	
Negative goodwill at the end of period	**-**	
Note 21B		
OTHER ACCRUALS AND DEFERRED INCOME		
a) accruals, including:	77 452	9
- long term	-	
- short term (by category)	77 452	9
holiday pay accrual	17 374	1
cost of loyalty program	54 158	4
environment pollution charge	4 921	
cost of Volunteer Retirement Programme	999	2
other	-	
b) deferred income	6 048	
- long term	-	
- short term (by category)	6 048	
- subventions received	1 258	
- financial means received for financing of fixed assets	4 790	
- revenues from prepayments	-	
- other	-	
Total other accruals and deferred income at the end of period	**83 500**	**9**
Changes IN OTHER ACCRUALS AND DEFERRED INCOME		
a) accruals at the beginning of period	92 408	5
b) increases	38 996	3
c) decreases	(53 952)	(
d) accruals at the end of period	77 452	9
e) deferred income at the beginning of period	1 361	
f) increases	17 180	
g) decreases	(12 493)	(
h) deferred income at the end of period	6 048	
Total other accruals and deferred income at the end of period	**83 500**	**9**

Note 22			
Net book value (A)		10 470 633	8 41
Number of shares (B)		427 709 061	427 7
Net book value per share (in zloty) (A/B)		24,48	
Method of calculation of net book value and diluted net book value is described in Note 41 in the description notes			

EXPLANATORY NOTES TO THE OFF-BALANCE SHEET ITEMS

Note 23A			
Contingent receivables from related companies		-	
a) guaranties and sureties received		-	
b) other		-	
Contingent receivables from related companies		-	

Note 23B			
Contingent liabilities from related companies		-	
a) guaranties and sureties granted, including:		764 863	9
- for subordinated companies		764 863	9
b) pledge on shares, including:		453 699	
- for joint-venture companies		453 699	
Contingent liabilities from related companies		1 218 562	9

FINANCIAL STATEMENTS AND COMPARATIVE FINANCIAL DATA

INCOME STATEMENT	Note	2004	2003
I. Net sales including:		28 996 289	24 629 9
- to related entities		5 248 459	4 656 7
1. Net sales of finished products	24	26 941 670	22 930 8
2. Net sales of goods for resale and raw materials	25	2 054 619	1 699 1
II. Cost of goods sold, including:		(14 098 806)	(12 132 3
- from related entities		(3 124 398)	(1 967 0
1. Cost of sales of finished products	26	(12 533 242)	(10 731 2
2. Cost of goods for resale and raw materials sold		(1 565 564)	(1 401 1
III. Gross profit on sales (I-II)		14 897 483	12 497 6
IV. Selling and distribution costs	26	(11 519 629)	(10 821 2
V. General and administration expenses	26	(552 391)	(604 4
VI. Profit on sales (III-IV-V)		2 825 463	1 071 8
VII. Other operating income		211 682	342 1
1. Profit on disposal of non-financial fixed assets		44 449	4 9
2. Subsidies		-	
3. Other	27	167 233	337 2
VIII. Other operating expenses		(432 205)	(241 8
1. Loss from disposal of non-financial fixed assets		(10 506)	(6 7
2. Revaluation of non-financial assets		(60 930)	(66 3
3. Other	28	(360 769)	(168 7
IX. Operating profit (VI+VII-VIII)		2 604 940	1 172 1
X. Financial income	29	545 120	261 5
1. Dividends received and shares in profits, including:		92 994	67 0
- from related entities		24 778	20 4
2. Interest, including:		36 766	38 2
- from related entities		3 578	4 5
3. Profit on sale of investments		16 082	50 7
4. Revaluation of investments		531	

5. Other		398 747	105 4
XI. Financial expenses	30	(257 231)	(285 4
1. Interest, including:		(59 499)	(108 1
- to related entities		(4 061)	(3 7
2. Loss on sale of investments		(1)	
3. Revaluation of investments		(95 216)	(7 0
4. Other		(102 515)	(170 2
XII. Gross profit (IX+X-XI)		**2 892 829**	**1 148 2**
XIII. Extraordinary items (XIII.1. - XIII.2.)		(2)	
1. Extraordinary gains	32	-	
2. Extraordinary losses	33	(2)	
XIV. Profit before taxation (XII+/-XIII)		**2 892 827**	**1 148 2**
XV. Income tax	34	(562 988)	(200 9
a) current part		(593 764)	(306 4
b) deferred part		30 776	105 4
XVI. Other obligatory charges on profit (increases of loss)	35	-	
XVII. Net profits (losses) of subordinated companies accounted for on an equity method	36	-	
XVIII. Net profit (XIV-XV-XVI+/-XVII)		**2 329 839**	**947 2**
Net profit (annualised)		**2 329 839**	**947 2**
Weighted average number of ordinary shares		**427 709 061**	**420 804 7**
Earnings per ordinary share (in PLN)	38	**5,45**	**2,**

CASH FLOW STATEMENT

A. Cash flow from operating activities (I+/-II) - indirect method			
I. Net profit for the year		**2 329 839**	**947 2**
II. Total adjustments		**553 238**	**290 4**
1. Profit from minority interests		-	
2. Net (profit) from subordinated entities accounted for on an equity basis		-	
3. Depreciation and amortisation		770 066	793 1
4. Foreign exchange (gains)/losses		(263 085)	26 2
5. Interest and dividends		(57 230)	24 4
6. (Profit) loss on investing activities		79 051	48 5
7. Changes in provisions		195 669	(72 0
8. Changes in stock		(115 921)	(124 9
9. Changes in receivables		(729 803)	(234 8
10. Changes in creditors falling due within one year (excluding loans and borrowings)		469 390	(83 9
11. Changes in prepayments and accruals		176 785	124 5
12. Other adjustments		28 316	(210 5
III. Cash flow from operating activities (I+/-II)		**2 883 077**	**1 237 7**
B. Cash flow from investing activities			
I. Cash inflows from investing activities		**482 355**	**268 1**
1. Disposal of intangible fixed assets and tangible fixed assets		106 537	46 4
2. Disposal of real estate investments and intangible fixed assets investments		-	
3. From financial assets, including:		140 623	213 1
a) in related entities		56 356	51 3
- sales of financial assets (excluding debt securities)		31 481	30 7
- sales of short term securities		-	
- dividends and profits		24 778	20 4
- long-term loans repaid		-	
- interest received		97	1
- other inflows from financial assets		-	
b) in other entities		84 267	161 8
- sales of financial assets (excluding debt securities)		1	2 1
- sales of short term securities		-	
- dividends and profits		68 216	46 5
- long term loans repaid		-	98 0

- interest received	16 050	15 0
- other inflows from financial assets	-	
4. Other inflows from investing activities	235 195	8 5
II. Cash outflows from investing activities	**(2 265 729)**	**(1 557 8**
1. Purchases of intangible and tangible assets	(942 184)	(875 8
2. Investments in real estate and intangible assets	-	
3. For financial assets, including:	(1 072 812)	(593 1
a) in related entities	(61 826)	(593 1
- purchases of financial assets (excluding debt securities)	(61 826)	(593 1
b) in other entities	(1 010 986)	
- purchases of short term securities	(1 010 986)	
4. Other payments	(250 733)	(88 8
III. Net cash flow used in investing activities (I-II)	**(1 783 374)**	**(1 289 7**
CASH FLOW STATEMENT - CONTINUED		
C. Cash flow from financing activities		
I. Inflows	724 207	4 479 3
1. Issuance of shares and other capital instruments, additional payments to capital	-	
2. Loans	405 484	2 744 4
3. Issuance of debt securities	318 723	1 734 8
4. Other inflows	-	
II. Outflows	(1 597 992)	(4 426 0
1. Redemption of shares	-	
2. Dividends and other distributions to shareholders	(278 011)	(58 8
3. Other than distribution of profit to shareholders payments from profit	-	
4. Repayment of loans	(630 138)	(2 354 6
5. Repurchase of debt securities	(634 982)	(1 894 0
6. Other financial liabilities	-	
7. Finance lease payments	(124)	(2 5
8. Interest paid	(54 737)	(116 0
9. Other payments	-	
III. Net cash flows used in financing activities (I-II)	(873 785)	53 2
D. Net cash flow (A.III+/-B.III+/-C.III)	225 918	1 2
E. Balance sheet change in cash and cash equivalents, including:	228 369	1 1
- changes in cash and cash equivalents resulting from foreign exchange gains/losses	2 451	(
F. Total cash and cash equivalents at the beginning of the period	62 769	61 6
G. Total cash and cash equivalents at the end of the period (F+/- D), including *	288 687	62 8
- those of limited availability **	180 174	5 1

* foreign exchange differences are not included according to National Accounting Standard No. 1

** in 2004 including PLN 174,987 thousand (CZK 1,304,900 thousand) cash retained in bank deposit in Prague due to execution of purchase trasaction of Unipetrol according to the Escrow Agreement between the Czech National Property Fund (NPF), the state agency Ceska Konsolidacni Agentura (CKA), PKN ORLEN and Komercni Banka.

Explanatory notes to income statement

Note 24A

NET SALES OF PRODUCTS (TYPE OF SALES)		
- from related companies	5 122 655	4 382 3
a. sales of products	26 533 578	22 688 1
b. sales of services	206 221	132 7
c. hedge transactions	61 351	
d. sales of products - other	140 520	109 8
Total net sales products	26 941 670	22 930 8

Note 24B

NET SALES OF PRODUCTS (BY TERRITORY)		
a) domestic sales, including:	25 741 872	22 091 2
- from related companies	5 122 655	4 382 3
b) export sales, including:	1 199 798	839 6
- from related companies	-	

Total net sales of products		**26 941 670**	**22 930 8**
Note 25A			
NET SALES OF GOODS FOR RESALE AND MATERIALS (TYPE OF SALES)			
- from related companies		125 804	274 4
a. sales of products		2 027 993	1 686 3
b. sales of services		26 626	12 2
c. other sales		-	5
Total net sales of goods for resale and materials		**2 054 619**	**1 699 1**
Note 25B			
NET SALES OF GOODS FOR RESALE AND MATERIALS (BY TERRITORY)			
a) domestic sales, including:		2 042 507	1 702 1
- from related companies		125 804	274 4
b) export sales, including:*		12 112	(3 02
- from related companies		-	
Total net sales of goods for resale and materials		**2 054 619**	**1 699 1**
* in 2003 adjustment of sale related to previous period			
Note 26			
COSTS BY TYPE			
a) depreciation		770 066	793 1
b) usage of materials and energy		11 434 705	9 551 7
c) external services		1 425 428	1 503 3
d) taxes and other charges		10 122 200	9 400 8
e) wages and salaries		478 014	447 5
f) social insurance and other charges		91 852	86 7
g) other costs		219 014	203 2
Total costs by type		**24 541 279**	**21 986 6**
Changes in the position of stocks and accruals		130 449	241 4
Cost of products and services for own use (negative value)		(66 466)	(71 14
Sales and distribution costs (negative value)		(11 519 629)	(10 821 29
General and administration expenses (negative value)		(552 391)	(604 45
Cost of products		**12 533 242**	**10 731 2**
Note 27			
OTHER OPERATING INCOME			
a) releases of provisions		3 423	18 5
environmental provision		2 582	10 8
provision for business risk		-	7 0
other		841	7
b) reversal of impairment write-offs of assets		109 622	46 1
impairment of receivables		73 279	39 8
impairment of tangible assets		36 324	2 7
provision for inventories		19	3 5
c) other, including:		54 188	272 5
income from recovery of current assets		647	7
income from perpetual usufruct		3 439	4 1
fines, indemnities and penalties received		19 131	5 9
stocktaking discrepancies		1 935	5 8
difference in contribution in kind		-	225 6
other		29 036	30 3
Total other operating income		**167 233**	**337 2**
Note 28			
OTHER OPERATING COSTS			
a) setting-up provisions for:		226 590	48 8
environmental provision		76 506	47 6
provision for business risk		50 559	

provision for costs of employee protection program		70 000	
other		29 525	1 1
b) impairment write-offs of assets, including:		80 239	60 4
impairment of receivables		80 239	60 4
c) other, including:		53 940	59 5
write off of overdue accounts receivable		8 533	5 4
donations		13 498	5 0
stock count differences		8 003	4 3
fines, indemnities and penalties paid		2 875	7
court costs		1 668	1 6
costs and losses due to administration of goods for resale and materials		957	6 1
costs and losses due to recovery of damages		5 816	10 7
input VAT not recoverable		-	8 6
other		12 590	16 6
Total other operating costs		**360 769**	**168 7**
Note 29A			
DIVIDENDS RECEIVED AND SHARES IN PROFITS			
a) from related entities, including:		24 778	20 4
- from subsidiary companies		12 397	9 6
- from joint-ventures		-	
- from associates		12 381	10 8
- from significant investor		-	
- from dominant company		-	
b) from other entities		68 216	46 5
Total dividends received and share in profits		**92 994**	**67 0**
Note 29B			
INTEREST INCOME			
a) from loans granted and purchase of debt securities		21 228	10 6
from related entities, including:		108	
- from subsidiary companies		108	
- from joint-ventures		-	
- from associates		-	
- from significant investor		-	
- from dominant company		-	
from other entities		21 120	10 6
b) other interest income		15 538	27 6
from related entities, including:		3 470	4 5
- from subsidiary companies		3 233	4 5
- from joint-ventures		62	
- from associates		175	
- from significant investor		-	
- from dominant company		-	
from other entities		12 068	23 0
Total interest income		**36 766**	**38 2**
INTEREST INCOME			
a) from loans granted and debt securities purchased		21 228	10 6
- received		15 207	10 6
- not received		6 021	
b) other interest		15 538	27 6
- received		5 698	3 5
- not received		9 840	24 1
Total interest income		**36 766**	**38 2**
Note 29C			
OTHER FINANCIAL INCOME			
a) foreign exchange gains		381 747	75 1
- realized		99 475	75 1
- unrealized		282 272	
b) release of provisions (by category)		11 804	22 2

- for interest on receivables		11 804	22 2
c) other		5 196	8 0
Total other financial income		**398 747**	**105 4**
Note 30A			
INTEREST EXPENSES			
a) from credits, loans and securities issued		57 394	102 7
- to related entities		4 005	3 7
- to subsidiary companies		3 543	3 6
- to joint-ventures		-	
- to associates		462	1
- to significant investor		-	
- to dominant company		-	
- to other entities		53 389	99 0
b) other interest		2 105	5 3
- to related entities		56	
- to subsidiary companies		56	
- to joint-ventures		-	
- to associates		-	
- to significant investor		-	
- to dominant company		-	
- to other entities		2 049	5 3
Total interest expenses		**59 499**	**108 1**
INTEREST EXPENSES		-	
a) from credits, loans and securities issued		57 394	102 7
- paid		54 152	99 9
- not paid		3 242	2 7
b) other interest		2 105	5 3
- paid		2 049	5 2
- not paid		56	1
Total interest expense		**59 499**	**108 1**
Note 30B			
OTHER FINANCIAL EXPENSES			
a) foreign exchange losses		-	112 3
- realized		-	
- unrealized		-	112 3
b) release of provisions (by categories)		55 978	24 1
- for receivables		44 605	
- for interest on receivables		11 373	24 1
c) other financial expenses		46 537	33 7
Total other financial expenses		**102 515**	**170 2**
Note 31			
PROFIT (LOSS) ON INVESTMENTS SOLD			
a) profit on sales of stakes/shares		16 082	50 7
b) loss on sales of stakes/shares		-	
Total profit (loss) from sale of shares in subordinated entities		**16 082**	**50 7**
Note 32			
EXTRAORDINARY GAINS			
a) accidental		-	
b) other		-	
Total extraordinary gains		-	
Note 33			
EXTRAORDINARY LOSSES			
a) accidental		2	
b) other		-	

Total extraordinary losses	2	
Note 34A		
CORPORATE INCOME TAX - CURRENT		
1. Gross profit	**2 892 827**	**1 148 2**
2. Differences between gross profit (loss) and taxable income, including:	**232 249**	**(13 1**
a) permanent differences between gross profit (loss) and taxable income	**(55 893)**	**(136 51**
b) temporary differences between gross profit and taxable income	**288 809**	**115 5**
c) other differences between gross profit and taxable income	**(667)**	**7 7**
3. Taxable income	**3 125 076**	**1 135 0**
4. Income tax according to tax rate for the year	**593 764**	**306 4**
5. Tax allowances and increases	-	-
6. Current income tax as declared in the CIT declaration	**593 764**	**306 4**
- as presented in the profit and loss account	**593 764**	**306 4**
- relating to decreases or increases of equity	-	
- relating to decreases or increases of goodwill or negative goodwill	-	
Note 34B		
DEFERRED CORPORATE INCOME TAX, AS IN PROFIT AND LOSS ACCOUNT		
- decrease (increase) relating to temporary differences and reversals of temporary differences	(30 776)	(43 7
- decrease (increase) relating to changes in tax rates	-	(61 7
- decrease (increase) relating to previously unrecognised tax losses, tax allowances or temporary differences from the previous period	-	
- decrease (increase) relating to write-off of deferred tax asset or inability to realise deferred tax liability	-	
- other	-	
Total deferred corporate income tax	(30 776)	(105 4
Note 34C		
TOTAL DEFERRED TAX		
- within the equity	**17 559**	(9
- within goodwill or negative goodwill	-	
Note 34D		
CORPORATE INCOME TAX PRESENTED IN P&L RELATING TO:		
- activity suspended	-	
- result on extraordinary operations	-	
Note 35		
OTHER OBLIGATORY CHARGES ON PROFIT (INCREASES OF LOSS):		
Total other obligatory charges on profit (increases of loss)	-	
Note 36		
NET PROFIT (LOSS) FROM SUBORDINATED ENTITIES ACCOUNTED FOR ON AN EQUITY BASIS (BY TYPE)		
Total net profit (loss) from subordinated entities accounted for on an equity basis	-	
Note 37		
Distribution of profit for the year 2003 as well as declared distribution of profit for year 2004 and retained profit from previous years are presented in Note 40 in explanatory decsription notes.		
Note 38		
Calculation of profit per share		
Net profit for 12 months	2 329 839	947 2
Weighted average number of ordinary shares	427 709 061	420 804 7
Earnings per ordinary share (in zloty)	5,45	2,

Diluted earnings per ordinary share (in zloty)			-
Calculation of earnings and diluted earning per ordinary share is presented in Note 39 in description notes.			

END

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PKN ORLEN SA
SEC File
82-5036

ompany	Polski Koncern Naftowy Orlen S.A.
IDM	POKD
leadline	Annual Report and Accounts(4)
eleased	07:21 01-Apr-05
lumber	4524K

Note 1B

CHANGES IN INTANGIBLE ASSETS (BY CATEGORY)

	a	b	c		d	e	
	capitalized development cost	goodwill	acquired licences, patents and similar assets, including:	computer software	other intangible assets	prepayments for intangible assets	Total intangible assets
a) gross value at the beginning of period	**139**	-	**152 943**	**3 517**	**50**	-	**153 132**
b) additions, including:	-	-	8 926	-	-	-	8 926
purchase	-	-	7 312	-	-	-	7 312
other	-	-	1 614	-	-	-	1 614
c) decreases, including:	-	-	111	47	-	-	111
sales and liquidation	-	-	111	47	-	-	111
other	-	-	-	-	-	-	-
d) gross value at the end of period	**139**	-	**161 758**	**3 470**	**50**	-	**161 947**
e) accumulated amortisation at the beginning of period	**88**	-	**107 152**	**3 495**	**50**	-	**107 290**
f) additions, including:	47	-	25 243	12	-	-	25 290
amortisation for the period	47	-	25 243	12	-	-	25 290
other	-	-	-	-	-	-	-
g) decreases, including:	-	-	112	48	-	-	112
sales and liquidation	-	-	112	48	-	-	112
contributions in kind	-	-	-	-	-	-	-
other	-	-	-	-	-	-	-
h) accumulated amortisation at the end of period	**135**	-	**132 283**	**3 459**	**50**	-	**132 468**
i) impairment at the beginning of period	-	-	**69**	**3**	-	-	**69**
- increases	-	-	5	-	-	-	5
- decreases	-	-	-	-	-	-	-
j) impairment at the end of period	-	-	**74**	**3**	-	-	**74**
k) net value at the end of period	**4**	-	**29 401**	**8**	-	-	**29 405**

n 2004 unplanned amortisation charges relating to ntangible assets due to impairment amounted to PLN 5 housand.

NOTE 2B

CHANGES IN FIXED ASSETS (BY CATEGORY)

	-land (including perpetual usufruct)	- buildings and constructions	- plant and equipment	- vehicles	- other fixed assets	Total fixed assets
a) gross value at the beginning of period	**149 518**	**6 480 828**	**6 237 937**	**104 548**	**91 807**	**13 064 638**
b) additions:	**32 860**	**244 594**	**107 386**	**6 780**	**3 894**	**395 514**
purchases	32 860	244 122	105 804	6 780	3 883	393 449
disclosures	-	83	26	-	-	109
other	-	389	1 556	-	11	1 956
c) decreases:	**1 821**	**172 367**	**215 011**	**8 420**	**4 549**	**402 168**
sales and liquidation	1 650	168 399	214 622	7 784	4 258	396 713
contributions in kind	171	3 365	98	-	51	3 685
other*	-	603	291	636	240	1 770
Transfers	-	(763)	446	-	317	-
d) gross value at the end of period	**180 557**	**6 552 292**	**6 130 758**	**102 908**	**91 469**	**13 057 984**
e) accumulated depreciation at the beginning of period	**13 794**	**2 811 200**	**4 365 185**	**69 510**	**70 018**	**7 329 707**
f) additions:	2 741	285 181	441 876	6 687	8 691	745 176
depreciation for the period	2 741	285 181	441 487	6 687	8 680	744 776
other	-	-	389	-	11	400
g) decreases:	1 292	125 939	208 817	7 217	4 468	347 733
sales and liquidations	1 121	124 560	208 533	6 852	4 177	345 243
contributions in kind	171	1 198	76	-	51	1 496
other*	-	181	208	365	240	994
Transfers	-	(87)	10	-	77	-
h) accumulated depreciation at the end of period	**15 243**	**2 970 355**	**4 598 254**	**68 980**	**74 318**	**7 727 150**
i) impairment of fixed assets at the beginning of period	-	**80 175**	**8 048**	**21**	**526**	**88 770**
- increases	-	46 452	2 979	358	1 408	51 197
- decreases	-	34 905	3 237	36	1 561	39 739
j) impairment of fixed assets at the end of period	-	**91 722**	**7 790**	**343**	**373**	**100 228**
k) net value at the end of period	**165 314**	**3 490 215**	**1 524 714**	**33 585**	**16 778**	**5 230 606**

* Position other includes reclassification of low value tangible assets to equipment, donations and other.

In 2004 unplanned depreciation charges relating to fixed assets amounted to PLN 51,197 and resulted from impairment.

Note 4N

STAKES OR SHARES IN OTHER ENTITIES

	a	b	c	d	e		f	g	h	i
No.	name with indication of legal form	location	activity	book value of shares	entity's equity, including:	share capital	% of share capital owned	share in total votes on General Meeting of Shareholders	entity's shares unpaid by the Company	dividends received or due from entity for the last year
1	Polkomtel S.A.	Warsaw	cellular telecommunication services	436 494	4 095 213	2 050 000	19,61%	19,61%	-	68 216
2	AWSA Holland II B.V.***	Amsterdam	bearing of shares and managment of Dutch law limited liability company, as well as granting collateral for liabilities of third parties and all other activity related to that subject. Dominant Company of Autostrada Wielkopolska S.A.	61 400	87 826	73 422	9,22%	9,22%	-	-
3	WODKAN S.A.	Ostrow Wielkopolski	sewage system and water services	357	136 428	47 146	3,57%	3,57%	-	-
4	Polimex Mostostal Siedlce S.A. **	Warsaw	foreign and domestic trade of chemicals, building production and designing services	468	216 039	18 549	0,14%	0,14%	-	-
5	Stocznia Gdynia S.A.*	Gdynia	shipyard	88	-	-	0,12%	0,12%	-	-
6	Huta Stalowa Wola S.A.	Stalowa Wola	weapons and army equipment production	48	114 717	267 126	0,08%	0,08%	-	-
TOTAL				**498 855**						**68 216**

* The Company does not have relevant financial data on entity's equity as at 31 December 2004

** Financial data from 4Q2004

*** Financial data from 2003

Presented are only those shares in other entities, for which provision was not provided for.

Note 12

SHARE CAPITAL AS AT 31 DECEMBER 2004Par value of a single share = 1.25 PLN

Series, issue	Type of shares	Type of preference	Number of shares	Series/issue in nominal value	Method of capital coverage	Registration date	Right to dividend (si date)
Series A	bearer	none	336 000 000	420 000	foundation fund and state-owned enterprise fund	01.07.1993	01.07.199
Series B	bearer	none	6 971 496	8 714	contribution of 2,566,200 Rafineria Trzebinia's shares of the value of PLN 57,636 thousand	27.11.1997	01.01.199
Series C	bearer	none	77 205 641	96 507	net assets of acquired CPN	20.05.1999	01.01.199
Series D	bearer	none	7 531 924	9 415	exchange of 7,531,924 bonds series A for 7,531,924 series D shares in line with the Incentive Program for Management Board Members and Management of PKN ORLEN S.A.	20.11.2003	01.01.200
Total number of shares			**427 709 061**				
Total share capital				**534 636**			

SHAREHOLDERS AS AT 31 DECEMBER 2004 (PLN)

	Number of shares	Number of votes	Par value of shares	Share in equity
Nafta Polska S.A.	74 076 299	74 076 299	92 595 374	17,32%
State Treasury	43 633 897	43 633 897	54 542 371	10,20%
Bank of New York (depository)	48 480 908	48 480 908	60 601 135	11,34%
Others*	261 517 957	261 517 957	326 897 446	61,14%
Total	**427 709 061**	**427 709 061**	**534 636 326**	**100,00%**

According to current report 54/2003 presented on 4 July 2003, Commercial Union OFE BPH CU WBK as at 1 July 2003 owned 21,533,539 shares of PKN ORLEN S.A., which onstitutes 5.035% (considering capital increase of PKN ORLEN dated 20 November 2003) of votes at General Shareholders Meeting of PKN ORLEN.

According to current report 19/2005 presented on 7 March 2005, Commercial Union OFE BPH CU WBK as at 2 March 2005 owned 21,040,915 shares of PKN ORLEN S.A., whi onstitutes 4.92% of share capital of PKN ORLEN S.A.

Note 19D

LONG-TERM LOANS AND BORROWINGS

No.	Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid		Interest rate*	Repayment date	Collateral
			PLN	currency	PLN	currency			
1	Dual currency Sindicate Loan / ING as Agent	London	2 358 500	500 000 EUR	699 939	171 596 EUR	Euribor + margin	29.07.2008	voluntary submission to infusement
					707 768	236 680 USD	Libor + margin	29.07.2008	
	TOTAL				**1 407 707**				
	* Uwagi do "Warunków oprocentowania" zaprezentowano pod Not[1] .								

Margins over EURIBOR range at a level of 0.4%

Margins over LIBOR range at a level of 0.4%

Note 20C

SHORT-TERM LOANS AND BORROWINGS

No.	Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid		Interest rate conditions*	Repayment date	Collateral
			PLN	currency	PLN	currency			
. Short term									
1	Bank Handlowy w Warszawie S.A.	Warsaw	140 000	-	1 394	-	Wibor + margin	31.07.2005	voluntary submission to infusement
2	BPH S.A.	Warsaw	100 000	-	1 227	-	Wibor + margin	30.04.2005	authorisation to a current bank account,

									voluntary submission to infusement
	TOTAL		-		2 621				
I. Long term currently repaid									
3	Dual currency Sindicate Loan / ING as Agent	London	2 358 500	500 000 EUR	2 276	558 EUR	Euribor + margin	30.03.2005	voluntary submission to infusement
					966	323 USD	Libor+margin	15.03.2005	
	TOTAL				3 242				
	TOTAL I + II				5 863				
	* Uwagi do "Warunków oprocentowania" zaprezentowano pod Not' .								

* Interest rates of bank loans taken by the Company are based on WIBOR in case of loans denominated in PLN or LIBOR/EURIBOR in case of loans denominated in foreign currencies.

Margins over WIBOR range from 0.07% to 0.09%.
Margins over EURIBOR range at 0.4%
Margins over LIBOR range at 0.4%

Note 4L

STAKES OR SHARES IN SUBORDINATED ENTITIES

No.	a	b	c	d	e	f	g	h		i	j	
	Name with indication of legal form	location	activity	share capital relationship	method of consolidation	date of control /joint control takeover or gaining significant influence	balance sheet value of stakes/shares	total value adjustments, including:		book value of stakes/shares	percentage of share capital owned	sha total c Ger Me c Shar
									contribution in kind differences			
Direct subsidiaries consolidated												

1	ORLEN Deutschland AG (formerly ORLEN Deutschland Immobilien GmbH i ORLEN Deutschland GmbH)	Elmshorn	assets management and fuel retail	subsidiary	full method	06.12.2002 1)	503 801 2)	(89 094) 3)	-	414 707	100,00%	10
2	ORLEN Gaz Sp. z o.o.	Plock	liquid gas sale	subsidiary	full method	15.12.1995	24 824	-2 357	(2 357)	22 467	100,00%	10
3	ORLEN PetroCentrum Sp. z o.o.	Plock	liquid fuels trading	subsidiary	full method	24.09.1996	21 000	-	-	21 000	100,00%	10
4	ORLEN Medica Sp. z o.o.	Plock	medical activity	subsidiary	full method	24.11.1997	13 273	(6 234)	(2 234)	7 039	100,00%	10
5	ORLEN Morena Sp. z o.o.	Gdansk	wholesale trading of automotive spare parts and accessories, retail and wholesale trading of fuels	subsidiary	full method	10.09.2001	11 254	-	-	11 254	100,00%	10
6	ORLEN Budonaft Sp. z o.o.	Krakow	building and repairs of fuel stations and other ones	subsidiary	full method	02.01.1997	3 795	(3 795)	-	-	100,00%	10
7	ORLEN Powiernik Sp. z o.o.	Plock	custodian and other services for PKN ORLEN S.A.	subsidiary	full method	19.07.2000	25	-	-	25	100,00%	10
8	ORLEN PetroProfit Sp. z o.o.	Niemce	liquid fuels trading	subsidiary	full method	14.09.1995	19 286	-	-	19 286	100,00%	10
9	ORLEN KolTrans Sp. z o.o.	Plock	railway transport, spedition, managing oil containers, liquid fuels and oil trading	subsidiary	full method	13.12.2000	40 797	(11 305)	(11 305)	29 492	99,85%	9
10	ORLEN Transport Szczecin Sp. z o.o.	Szczecin	transport services	subsidiary	full method	15.06.2000	3 409	(1 552)	(1 552)	1 857	99,56%	9
11	ORLEN Transport Krakow Sp. z o.o.	Krakow	transport services	subsidiary	full method	05.06.2000	12 267	(6 659)	(6 659)	5 608	98,41%	9
12	ORLEN Transport Plock Sp. z o.o.	Plock	transport activity	subsidiary	full method	23.12.1998	25 783	(2 028)	(2 028)	23 755	97,59%	9
13	ORLEN Transport	Slupsk	transport services	subsidiary	full method	23.06.2000	8 389	(3	(3	4 845	97,06%	9

	Slupsk Sp. z o.o.							544)	544)			
4	ORLEN Transport Nowa Sol Sp. z o.o.	Nowa Sol	transport services	subsidiary	full method	09.06.2000	9 766	(3 670)	(3 670)	6 096	96,79%	9
5	Zaklad Budowy Aparatury S.A.	Plock	building of machines and equipment for industry	subsidiary	full method	27.10.1998	17 383	(5 591)	-	11 792	96,57%	9
6	Orlen Laboratorium Sp. z o.o.	Plock	laboratory services	subsidiary	full method	13.02.2003	9 413	(3 054)	(3 054)	6 359	94,94%	9
7	ORLEN Transport Olsztyn Sp. z o.o.	Olsztyn	transport services	subsidiary	full method	29.05.2000	8 027	(3 752)	(3 752)	4 275	94,84%	9
8	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	Kedzierzyn-Kozle	transport services	subsidiary	full method	29.05.2000	10 300	(5 994)	(5 125)	4 306	94,28%	9
9	ORLEN PetroTank Sp. z o.o.	Widelka	liquid fuels trading	subsidiary	full method	09.04.1996	36 247	-	-	36 247	90,00%	9
20	Petrotel Sp. z o.o.	Plock	telecommunication services	subsidiary	full method	14.08.1997	6 613	-	-	6 613	80,65%	8
21	ORLEN Asfalt Sp. z o.o. (formerly BITREX Sp.z o.o.)	Plock	production of crude oil products	subsidiary	full method	19.06.1996	50 000	(6 838)	(6 838)	43 162	82,46%	8
22	Rafineria Trzebinia S.A.	Trzebinia	paraffin processing, production and sales of fuels and oils	subsidiary	full method	27.10.1997	74 503	-	-	74 503	77,07%	7
23	Anwil S.A.	Wloclawek	producing of PCV and nitric fertilizers	subsidiary	full method	05.09.1995	176 200	-	-	176 200	76,27%	7
24	Rafineria Nafty Jedlicze S.A.	Jedlicze	paraffin processing, production and sales of processed products	subsidiary	full method	01.01.1999	64 000	-	-	64 000	75,00%	7
25	Inowroclawskie Kopalnie Soli "SOLINO" S.A.	Inowroclaw	industrial brine production processing of vacuum salt	subsidiary	full method	28.09.1996	17 560	-	-	17 560	70,54%	7
26	SHIP - SERVICE S.A.	Warszawa	ship services in sea ports, loading and storing of goods	subsidiary	full method	30.09.2002	22 800	(3 000)	-	19 800	60,86%	5

·7	ORLEN Automatyka Sp. z o.o.	Plock	repair services for automation	subsidiary	full method	30.04.1999	1 258	(148)	(148)	1 110	52,42%	5:
.8	ORLEN PetroZachod Sp. z o.o.	Poznan	liquid fuels trading	subsidiary	full method	19.01.1998	9 200	-	-	9 200	51,83%	5
·9	Petrolot Sp. z o.o.	Warszawa	liquid fuels trading	subsidiary	full method	07.01.1997	10 220	-	-	10 220	51,00%	5
,0	ORLEN Projekt S.A.	Plock	technological and construction designing services	subsidiary	full method	28.05.1998	765	-	-	765	51,00%	5
;1	ORLEN Wir Sp. z o.o.	Plock	repair services for spinning machinery division	subsidiary	full method	01.10.1999	816	(508)	(508)	308	51,00%	5
;2	ORLEN Oil Sp. z o.o.	Krakow	trading in chemicals, refinery and petrochemical products	subsidiary	full method	27.08.1998	50 591	-	-	50 591	47,21%	4'
'otal direct ubsidiaries onsolidated							**1 263 565**	**(159 123)**	**(52 774)**	**1 104 442**		
ndirect subsidiaries onsolidated**												
1	Energomedia Sp. z o.o.	Trzebinia	production, purchasing and forwarding of energy, gas, waste utilization	subsidiary	full method	08.12.1997	26 470	(1 947)	(1 947)	24 523	100,00%	10
2	Bor-Farm Sp. z o.o.	Borkowo Wielkie	farm	subsidiary	full method	01.02.2000	8 254	-	-	8 254	100,00%	10
3	Petro-Oil Lubelskie Centrum Sprzedazy Sp. z o.o.***	Lublin	trade of petrochemical products and services	subsidiary	full method	23.06.2000	1 894	212	-	2 106	100,00%	10
4	RAF-LAB Sp. z o.o.	Jedlicze	laboratory services	subsidiary	full method	31.07.2002	2 500	(1 611)	(1 611)	889	100,00%	10
5	NaftoWax Sp. z o.o.	Trzebinia	production and sales of paraffin,	subsidiary	full method	23.07.1999	28 353	(11 715)	(11 715)	16 638	100,00%	10

			wax and other chemical and crude oil products									
	RAF-KOLTRANS Sp. z o.o.	Jedlicze	transport, spedition and vehicle cleaning services	subsidiary	full method	17.04.2000	1 850	(1 850)	(794)	-	100,00%	10
	RAF-ENERGIA Sp. z o.o.	Jedlicze	energy production and trading	subsidiary	full method	04.11.1999	1 500	(817)	-	683	100,00%	10
	EuroNaft Trzebinia Sp. z o.o. (formerly NaftoTransRem Sp. z o.o.)	Trzebinia	technical supervising, repairs, services	subsidiary	full method	28.11.1997	14 479	(6 898)	(6 898)	7 581	100,00%	10
	Przedsiebiorstwo Inwestycyjno-Remontowe RemWil Sp. z o.o.	Wloclawek	repairs and construction services	subsidiary	full method	25.11.1997	3 000	-	-	3 000	99,98%	9
)	Przedsiebiorstwo Produkcyjno-Handlowo-Uslugowe Pro-Lab Sp. z o.o.	Wloclawek	laboratory services	subsidiary	full method	08.06.1999	302	-	-	302	99,20%	9
1	RAF-TRANS Sp. z o.o.	Jedlicze	transport, spedition and repairs	subsidiary	full method	29.09.2004	1 421	(727)	-	694	99,00%	9
2	EkoNaft Sp. z o.o.	Trzebinia	laboratory and environment protection services	subsidiary	full method	01.12.2000	50	-	-	50	99,00%	9
3	ORLEN Transport Poznan Sp. z o.o.	Poznan	transport services	subsidiary	full method	30.12.2003	11 009	-	-	11 009	96,40%	9
4	RAF-REMAT Sp. z o.o.	Jedlicze	repair, maintenance, diagnostic, storing and catering cervices	subsidiary	full method	08.10.1999	1 688	(281)	(239)	1 407	96,12%	9
5	ORLEN Transport Warszawa Sp. z o.o.	Mosciska	transport services	subsidiary	full method	30.10.2003	6 060	-	-	6 060	94,50%	9
6	RAF-EKOLOGIA Sp. z o.o.	Jedlicze	waste utilisation, sewage treatment	subsidiary	full method	01.12.1999	636	(636)	-	-	92,74%	9
7	Konsorcjum Olejow Przepracowanych - Organizacja	Jedlicze	wholesale of waste and scrap	subsidiary	full method	06.11.2001	900	-	-	900	89,00%	8

	Odzysku S.A.****											
3	P.U.S. i P. CHEMEKO Sp. z o.o.	Wloclawek	research and analytical services, designing and technical-engineering services connected with environment protection	subsidiary	full method	14.12.1994	10	-	-	10	55,93%	5:
9	ORLEN Petrogaz Wroclaw Sp. z o.o.	Wroclaw	liquid gas trade	subsidiary	full method	25.07.1997	1 600	-	-	1 600	51,61%	5
0	Petrooktan Sp. z o.o.	Swidnik	fuel station, retail sale	subsidiary	full method	01.01.1996	408	-	-	408	51,00%	5
1	ORLEN OIL Sp. z o.o.*	Krakow	trading in chemicals, rafinery and petrochemical products	subsidiary	full method	27.08.1998	36 278	(1 119)	(1 119)	35 159	48,27%	4:
22	ORLEN Asfalt Sp. z o.o. (formerly BITREX Sp.z o.o.)	Trzebinia	production of crude oil products, asfalts, wholesales	subsidiary	full method	19.06.1996	10 635	413	413	11 048	17,54%	1'
otal indirect subsidiaries onsolidated							**159 297**	**(26 976)**	**(23 910)**	**132 321**		
irect subsidiaries not onsolidated												
1	SAMRELAKS Machocice Sp. z o.o.	Machocice Kapitulne	catering and hotel services	subsidiary	not consolidated	07.11.2001	6 725	(3 614)	(394)	3 111	100,00%	10
2	ZAWITAJ Swinoujscie Sp. z o.o.	Swinoujscie	catering and hotel services	subsidiary	not consolidated	09.10.2001	4 110	(1 314)	(25)	2 796	100,00%	10
3	Z.W. Mazowsze Sp. z o.o. Leba - Ulinia	Leba	recreation activity	subsidiary	not consolidated	15.09.1997	3 932	(1 247)	(268)	2 685	100,00%	10
4	ORLEN Eko Sp. z o.o.	Plock	waste utilisation, retail sales of petrol	subsidiary	not consolidated	10.09.2004	2 000	-	-	2 000	100,00%	10
5	Wisla Plock Sportowa S.A.	Plock	agriculture	subsidiary	not consolidated	14.08.1997	1 000	-	-	1 000	100,00%	10
6	Centrum Komercjalizacji	Plock	security	subsidiary	not consolidated	12.11.1991	1 000	(197)	-	803	100,00%	10

	Technologii Sp. z o.o (formerly CPN Marine Service Sp. z o.o.)											
7	ORLEN Ochrona Sp. z o.o.	Plock	security	subsidiary	not consolidated	26.08.1998	500	-	-	500	100,00%	10
8	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.	Opole	import, export, sales of industrial buildings and equipment, internet and logistics services	subsidiary	not consolidated	29.11.2000	6 532	(703)	(703)	5 829	99,94%	9
9	Serwis Nowa Wies Wielka Sp. z o.o.	Nowa Wies Wielka	maintenance services for fuel stations and stores	subsidiary	not consolidated	11.02.2000	1 261	(492)	(492)	769	99,32%	9
10	D.W. Mazowsze Sp. z o.o.	Ustron	resting and recreation activity	subsidiary	not consolidated	03.11.1997	1 628	(808)	-	820	98,73%	9
11	Serwis Mazowsze Sp. z o.o.	Warszawa	maintenance services for fuel stations and stores	subsidiary	not consolidated	29.07.1999	697	(318)	(318)	379	88,50%	8
12	B.H.T. Dromech S.A. Warszawa in liquidation	Warszawa	containers and tanks production	subsidiary	not consolidated	08.09.1999	2 111	(2 111)	-	-	81,14%	8
13	Centrum Edukacji Sp. z o.o.	Plock	education and training services	subsidiary	not consolidated	15.11.1999	454	-	-	454	69,43%	6
14	ORLEN Petrogaz Nowa Brzeznica Sp. z o.o. in liquidation	Nowa Brzeznica	liquid gas trade	subsidiary	not consolidated	19.02.1997	2 288	(2 288)	-	-	52,00%	5
15	Petromor Sp. z o.o.	Gdansk	storing of goods for resale	subsidiary	not consolidated	28.10.1999	1 324	(177)	-	1 147	51,31%	5
Total direct subsidiaries not consolidated							**35 562**	**(13 269)**	**(2 200)**	**22 293**		
Indirect subsidiaries not consolidated**												
1	Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEGEBE S.A.	Plock	trade and distribution of gas	subsidiary	not consolidated	13.07.2001	1 175	-	-	1 175	100,00%	10
2	Przedsiebiorstwo Rolne Agro - Azoty II Wloclawek Sp. z o.o. Laka	Laka k.Koszalina	agriculture	subsidiary	not consolidated	26.04.1996	883	(376)	-	507	100,00%	10

3	Hermann Eggert Mineraloelvertriebs GmbH	Elmshorn (Germany)	stake management	subsidiary	not consolidated	28.02.2003	334	-	-	334	100,00%	10
4	RAF-BIT Sp. z o.o.	Jedlicze	information systems services	subsidiary	not consolidated	21.08.2002	200	(72)	(66)	128	100,00%	10
5	Wecotect Trading & Consulting GmbH in liquidation	Elmshorn (Germany)	advisory services, trade	subsidiary	not consolidated	28.02.2003	772	-	-	772	100,00%	10
6	Zakladowa Straz Pozarna Sp. z o.o.	Trzebinia	fire fighting services	subsidiary	not consolidated	11.09.1998	2 134	(656)	(656)	1 478	99,98%	9
7	Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o.	Ciechocinek	preventing and curing, resting and recreation activity	subsidiary	not consolidated	23.01.2002	1 432	-	-	1 432	98,54%	9
8	RAF-SLUZBA RATOWNICZA Sp. z o.o.	Jedlicze	fire fighting services	subsidiary	not consolidated	09.04.1999	141	(16)	-	125	88,19%	8
9	Petromont Sp. z o.o.	Niemce k.Lublina	trade and building services	subsidiary	not consolidated	16.02.2000	335	-	-	335	85,00%	8
10	PetroUkraina Ltd Sp. z o.o. - suspended activity	Lwow (Ukraine)	introduction of new technologies, forms of retail and wholesale trade of petrochemical and other products	subsidiary	not consolidated	05.03.2001	33	(33)	-	-	80,00%	8
11	Wspolne Ukrainsko-Polskie Przedsiebiorstwo in the form of Sp. z o.o. PETRO-UKRAINA Sp. z o.o. Lwow in liquidation*****	Lwow (Ukraina)	entrepreneurial activities related with introduction of new technologies, forms of retail and wholesale trade of petrochemical and other products	subsidiary	not consolidated	10.08.2000	175	(175)	-	-	62,00%	6
12	RAN-AKSES Sp. z o.o.	Szczecin	used oils collection	subsidiary	not consolidated	07.04.1998	105	(105)	(19)	-	60,69%	6
13	RAN-PETROMEX Sp. z o.o. - suspended activity	Opole	used oils collection	subsidiary	not consolidated	07.04.1998	25	(25)	-	-	51,00%	5
14	RAN-WATT Sp. z o.o. in liquidation	Torun	used oils collection	subsidiary	not consolidated	29.04.1998	26	(26)	-	-	51,00%	5
Total indirect subsidiaries not consolidated							**7 770**	**(1 484)**	**(741)**	**6 286**		

ʼirect joint venture companies consolidated												
1	BASELL ORLEN POLYOLEFINS Sp. z o.o. ("BOP")	Plock	production, distribution and sales of polyolefins	joint venture	equity method	19.12.2002	453 699	-	-	453 699	50,00%	5(
ʼotal direct joint venture companies consolidated (the book value of the companies is onstituted by percentage share in equity as at 31.12.2004)							**453 699**	-	-	**453 699**		
ndirect joint venture companies consolidated**												
1	UAB Ship Service Klaipeda Sp. z o.o.	Klaipeda, Lithuania	trade	joint venture	equity method	23.04.2002	24	(24)	-	-	50,00%	5(
ʼotal indirect joint venture ompanies consolidated							**24**	**(24)**	-	-		
ndirect joint venture companies not consolidated												
1	Plocki Park Przemyslowo-Technologiczny S.A.	Plock	business consulting	joint venture	not consolidated	14.07.2004	500	-	-	500	50,00%	5(
ʼotal indirect joint venture companies not onsolidated							**500**	-	-	**500**		
ʼirect associates onsolidated												
1	Naftoport Sp. z o.o.	Gdansk	construction and utilising of liquid fuels reloading terminals	associate	equity method	17.07.1991	35 320	-	-	35 320	48,71%	4:
2	Chemiepetrol GmbH	Hamburg	trade and intermediary activities regarding chemical and similar goods	associate	equity method	28.04.1993	397	-	-	397	20,00%	2(
ʼotal direct associates consolidated (the book value of the companies is constituted by ercentage share in equity as at 31.12.2004)							**35 717**	-	-	**35 717**		
ndirect associates onsolidated**												
1	P.U.T. WIRCOM Sp. z o.o.	Wloclawek	repairs of electric-spinning machines	associate	equity method	13.04.1994	150	-	-	2 293	49,02%	4!
2	Z.U.P. EKO-DROG Sp. z o.o.	Wloclawek	cultivation of land, roads and green areas	associate	equity method	03.03.1994	30	-	-	700	48,78%	4:

3	APEX-ELZAR Sp. z o.o.	Wloclawek	maintenance of measuring and controlling equipment	associate	equity method	31.08.1993	138	-	-	1 562	46,96%	4
4	S.P.P. PROFMED Sp. z o.o.	Wloclawek	medical services	associate	equity method	19.12.1994	7	-	-	250	45,86%	4
5	P.P.H.U. ARBUD Sp. z o.o.	Wloclawek	building, construction and repairs services	associate	equity method	26.02.1993	4	-	-	1 295	45,26%	4
6	Petro-Oil SEEWAX Sp. z o.o.	Sulejowek k.Warszawy	trade and services in oil industry	associate	equity method	18.08.1999	190	-	-	32	25,00%	2
7	Petro-Oil Lodzkie Centrum Sprzedazy Sp. z o.o.	Lodz	production, sale, services	associate	equity method	17.12.2002	51	-	-	8	25,00%	2
8	Petro-Oil Malopolskie Centrum Sprzedazy Sp. z o.o.	Szczucin	production and trade of petrochemical products	associate	equity method	30.10.2000	1 425	-	-	1 355	24,00%	2
9	Petro-Oil Podlaskie Centrum Sprzedazy Sp. z o.o.	Bialystok	trade and services in oil industry	associate	equity method	26.10.2000	168	-	-	278	24,00%	2
10	Petro-Oil Zachodniopomorskie Centrum Sprzedazy Sp. z o.o.	Szczecin	production and trade of petrochemical products	associate	equity method	27.12.2000	168	-	-	-	24,00%	2
11	Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o.	Legnica	production, trade and services	associate	equity method	17.11.1999	132	-	-	306	24,00%	2
12	Petro-Oil Pomorskie Centrum Sprzedazy	Gdansk	trade and services in oil industry	associate	equity method	02.10.2000	108	-	-	17	24,00%	2

	Sp. z o.o.											
;	Petro-Oil Slaskie Centrum Sprzedazy Sp. z o.o.	Olkusz	production, trade and services	associate	equity method	09.04.2001	194	-	-	-	24,00%	2·
4	Petro-Oil Wielkopolskie Centrum Sprzedazy Sp. z o.o.	Suchy Las k.Poznania	production and trade of petrochemical products	associate	equity method	25.05.2000	33	-	-	460	22,00%	2:
otal indirect associates consolidated (the book value of the companies is constituted by ercentage share in equity as at 31.12.04)							2 798			8 556		
irect associates not consolidated												
	Motell Sp. z o.o.	Morawica	catering and hotel services	associate	not consolidated	26.03.1999	700	(552)	-	148	35,00%	3:
2	POILEN Sp. z o.o.	Krakow	technological and construction designing services, delivery and assembling of heating and mechanical facilities	associate	not consolidated	09.06.2003	97	(85)	-	12	24,99%	2·
otal direct associates not onsolidated							797	(637)	-	160		
ıdirect associates not onsolidated**												
1	Petro-Oil CZ s.r.o.	Brno Prikop (Czech Republic)	production, trade and services in oil industry	associate	not consolidated	18.12.2001	54	(54)	-	-	49,00%	4!
2	PETRO Kor Sp. z o.o.	Plock	anti-corrosion services	associate	not consolidated	03.09.2004	250	-	-	250	20,00%	2(
otal indirect ssociates not onsolidated							304	(54)	-	250		
otal subsidiaries and associates not consolidated from the PKN ORLEN							44 433	(15	(2	28 989		

Capital Group		444)	941)		
The Company's total long term financial assets	1 789 840	(173 029)	(54 974)	1 616 811	

1)	date of purchase of shares in Germany subsidiaries, before capital increase, which took place at 28 February 2003
2)	equivalent of EUR 120,056 thousand
3)	share aloowances and foreign exchange differences from valuation at balance sheet date
	* Rafineria Trzebinia S.A. - 43.8%, Rafineria Nafty Jedlicze S.A. - 4.47%
	** direct subsidiaries, joint ventures and associates of the companies: Rafineria Trzebinia S.A., Rafineria Nafty Jedlicze S.A., ORLEN PetroProfit Sp. z o.o., z o.o., ORLEN PetroTank Sp. z o.o., Anwil S.A., ORLEN Medica Sp. z o.o., ORLEN Gaz Sp. z o.o., ORLEN Transport Krakow
	*** ORLEN Oil Sp. z o.o. - 24.00%, ORLEN PetroProfit Sp. z o.o. - 76.00%
	**** Rafineria Nafty Jedlicze S.A. - 81.00%, Rafineria Trzebinia S.A. - 8.00%
	***** ORLEN PetroProfit Sp. z o.o. - 31.00%, ORLEN PetroTank Sp. z o.o. - 31.00%

Note 4M

STAKES OR SHARES IN SUBSIDIARIES AND ASSOCIATES

No.	a	m						n		o		p	r	
	Name of entity	Entity's equity, including:						Entity's payables and provisions, including:		Entity's receivables, including:		entity's total assets	entity's sales	en sl ui b Co
		share capital	unpaid share capital (negative value)	reserve capital	other items of equity, including:									
						undistributed profits/not covered	net profit/ (loss)	long-term payables	short-term payables	long-term receivables	short-term receivables			

							losses from previous years									
	Direct subsidiaries consolidated															
1	ORLEN Deutschland AG (formerly ORLEN Deutschland Immobilien GmbH i ORLEN Deutschland GmbH) *	447 160	283 020	-	283 256	(119 116)	4 625	(51 759)	903 328	90 186	722 278	280 079	-	280 079	1 415 869	8 633 635
2	ORLEN Gaz Sp. z o.o.**	59 569	24 823	-	33 269	1 477	(2 192)	3 669	65 624	3 512	61 374	53 009	-	53 009	125 194	541 175
3	ORLEN PetroCentrum Sp. z o.o. **	41 986	21 000	-	9 804	11 182	-	1 127	89 125	38	86 523	99 781	-	99 781	131 111	1 345 733
4	ORLEN Medica Sp. z o.o. **	9 643	13 273	-	652	(4 282)	-	(4 282)	1 949	-	1 589	1 598	-	1 598	11 591	12 900
5	ORLEN Morena Sp. z o.o.**	12 647	10 500	-	1 457	690	(343)	1 033	21 138	-	20 560	22 168	-	22 168	33 785	271 764
6	ORLEN Budonaft Sp. z o.o.**	1 690	3 795	-	3 652	(5 757)	(6 782)	327	21 676	-	20 158	12 248	-	12 248	23 366	52 866
7	ORLEN Powiernik Sp. z o.o.**	2 474	25	-	70	2 379	-	2 379	7	-	7	-	-	-	2 481	30
8	ORLEN PetroProfit Sp. z o.o. **	28 264	11 500	-	17 737	(973)	-	(973)	54 549	7 467	46 767	34 161	511	33 650	82 813	454 401
9	ORLEN KolTrans Sp. z o.o.**	45 241	40 859	-	-	4 382	3	3 552	7 139	672	5 006	7 083	-	7 083	52 380	33 673
10	ORLEN Transport Szczecin Sp. z o.o. **	3 637	3 424	-	496	(283)	-	(283)	1 113	-	953	464	-	464	4 751	4 849
11	ORLEN Transport Krakow Sp. z o.o. **	8 348	12 465	-	29	(4 146)	(2 167)	(1 979)	17 675	10 737	6 070	3 298	-	3 298	26 023	29 744
12	ORLEN Transport Plock Sp. z o.o. **	29 567	26 420	-	2 041	1 106	-	466	17 302	6 000	8 478	7 237	-	7 237	46 869	74 241
13	ORLEN Transport Slupsk Sp. z o.o. **	11 321	8 644	-	3 325	(648)	-	(648)	2 630	414	1 927	1 874	-	1 874	13 951	24 325
14	ORLEN Transport Nowa Sol Sp. z o.o. **	17 871	10 091	-	7 528	252	-	252	6 052	404	3 383	2 433	-	2 433	23 923	25 084
15	Zaklad Budowy Aparatury S.A.**	17 981	18 000	-	3 022	(3 041)	(2 003)	(1 038)	5 586	-	4 874	12 422	2 504	9 918	23 567	31 016
16	ORLEN Laboratorium Sp. z o.o.**	13 557	9 915	-	-	3 642	(3 515)	7 157	13 605	-	5 811	5 879	271	5 608	27 162	41 002
17	ORLEN Transport Olsztyn Sp. z o.o. **	9 724	8 463	-	1 484	(223)	-	(223)	1 347	-	1 059	1 637	-	1 637	11 071	15 612
18	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o. **	9 842	10 009	-	627	(794)	-	(794)	3 723	1 250	2 314	1 347	-	1 347	13 565	20 238
19	ORLEN PetroTank Sp. z	45 461	11 750	-	38 707	(4 996)	-	(4	160	18 140	132	118	-	118	205	1 098

	o.o. **							996)	129		774	883		883	590	248
20	Petrotel Sp. z o.o.**	32 435	8 200	-	18 906	5 329	-	5 329	18 612	8 717	7 391	4 747	-	4 747	51 048	32 464
21	ORLEN Asfalt Sp. z o.o. (formerly BITREX Sp.z o.o.)**	125 938	60 635	-	22 976	42 327	(240)	42 567	52 699	-	49 665	35 483	-	35 483	178 636	454 682
22	Rafineria Trzebinia S.A. ****	324 322	43 042	-	259 494	21 786	-	21 849	257 721	19 178	228 474	88 154	-	88 154	582 042	1 094 837
23	Anwil S.A.*	1 031 992	150 000	-	400 398	481 594	-	194 932	231 568	3 450	191 023	195 634	4 519	191 115	1 263 560	1 578 391
24	Rafineria Nafty Jedlicze S.A.****	142 770	78 000	-	79 189	(14 419)	(26 541)	12 122	178 422	71 612	85 117	50 270	-	50 270	321 192	594 150
25	Inowroclawskie Kopalnie Soli "SOLINO" S.A.*	83 533	19 146	-	42 482	21 905	(2 722)	10 210	162 997	118 613	23 137	8 997	-	8 997	246 530	112 134
26	SHIP - SERVICE S.A.****	23 270	3 943	-	22 093	(2 766)	(6 445)	1 681	45 108	12 508	30 492	29 747	-	29 747	68 378	206 872
27	ORLEN Automatyka Sp. z o.o. **	7 947	2 400	-	4 418	1 129	-	1 129	6 996	-	2 653	3 247	-	3 247	14 944	22 069
28	ORLEN PetroZachod Sp. z o.o. **	23 152	17 749	-	6 371	(968)	(1 815)	847	79 032	594	78 090	55 743	-	55 743	102 184	588 953
29	Petrolot Sp. z o.o.**	50 589	20 039	-	30 122	428	(1 060)	1 488	91 271	16 073	70 277	56 505	-	56 505	141 860	484 944
30	ORLEN Projekt S.A. **	13 231	1 500	-	10 836	895	-	895	6 309	-	2 513	5 865	-	5 865	19 540	18 916
31	ORLEN Wir Sp. z o.o. **	3 933	1 600	-	2 000	333	-	333	2 387	-	1 129	1 657	-	1 657	6 321	10 127
32	ORLEN OIL Sp. z o.o.*	124 493	75 093	-	35 966	13 434	68	13 366	130 371	-	117 931	103 609	-	103 609	254 865	578 559
	Total direct subsidiaries consolidated	**2 803 588**	**1 009 323**	**-**	**1 342 407**	**451 858**	**(51 129)**	**259 735**	**2 657 190**	**389 565**	**2 019 797**	**1 305 259**	**7 805**	**1 297 454**	**5 526 162**	**18 487 634**
	Indirect subsidiaries consolidated															
1	Energomedia Sp. z o.o.**	27 660	27 178	-	107	375	(148)	523	7 922	-	5 637	6 304	-	6 304	35 582	41 113
2	Bor-Farm Sp. z o.o.***	4 514	8 253	-	215	(3 954)	(3 964)	10	3 086	110	2 976	13	-	13	7 600	1 823
3	Petro-Oil Lubelskie Centrum Sprzedazy Sp. z o.o.**	3 504	1 900	-	1 030	574	-	574	8 502	-	8 274	4 962	-	4 962	12 005	48 290
4	RAF-LAB Sp. z o.o.**	2 520	2 500	-	176	(156)	-	(156)	546	-	286	288	-	288	3 066	3 147
5	NaftoWax Sp. z o.o.**	30 997	28 353	-	2 276	368	-	368	13 863	50	13 228	7 491	-	7 491	44 861	82 498
6	RAF-KOLTRANS Sp. z o.o.**	641	1 850	-	62	(1 271)	(1 318)	47	798	-	512	587	-	587	1 440	3 179

7	RAF-ENERGIA Sp. z o.o.**	836	1 500	-	-	(664)	(802)	139	4 082	-	3 404	3 435	-	3 435	4 919	22 812
8	EuroNaft Trzebinia Sp. z o.o. (formerly NaftoTransRem Sp. z o.o.)**	15 223	12 560	-	1 808	855	-	855	9 498	-	7 532	7 772	-	7 772	24 721	45 041
9	Przedsiwbiorstwo Inwestycyjno-Remontowe RemWil Sp. z o.o.**	10 645	3 000	-	4 199	3 446	-	3 446	12 789	-	10 782	18 058	-	18 058	23 434	84 579
10	Przedsiebiorstwo Produkcyjno-Handlowo-Uslugowe Pro-Lab Sp. z o.o.**	1 276	305	-	100	871	-	637	4 579	920	3 523	1 286	-	1 286	5 856	17 648
11	RAF-TRANS Sp. z o.o. **	695	2 000	-	-	(1 305)	(1 376)	71	444	-	353	454	-	454	1 139	4 999
12	EkoNaft Sp. z o.o.**	2 848	50	-	1 462	1 336	-	1 336	1 960	-	1 243	2 319	-	2 319	4 809	13 919
13	ORLEN Transport Poznan Sp. z o.o.**	14 123	11 273	-	2 247	603	-	196	2 473	-	1 271	1 834	-	1 834	16 596	15 240
14	RAF-REMAT Sp. z o.o.**	1 761	1 756	-	319	(314)	(370)	56	1 589	-	816	967	-	967	3 350	7 419
15	ORLEN Transport Warszawa Sp. z o.o.**	7 979	6 291	-	1 544	144	-	144	1 560	-	1 114	983	-	983	9 540	19 185
16	RAF-EKOLOGIA Sp. z o.o.**	(244)	686	-	-	(930)	(1 412)	482	2 029	-	1 746	1 602	-	1 602	1 784	8 089
17	Konsorcjum Olejow Przepracowanych - Organizacja Odzysku S.A.**	2 060	1 000	-	1 004	56	-	56	2 648	-	2 336	1 981	-	1 981	4 708	20 344
18	P.U.S. i P. CHEMEKO Sp. z o.o.***	3 243	53	-	2 592	598	-	598	876	-	798	1 616	-	1 616	4 119	7 777
19	ORLEN Petrogaz Wroclaw Sp. z o.o. ****	2 461	3 100	-	720	(1 359)	(108)	(1 251)	5 392	304	5 068	2 396	-	2 396	7 853	34 381
20	Petrooktan Sp. z o.o. ***	1 290	781	-	516	(7)	-	(7)	635	-	635	497	-	497	1 925	6 760
	Total indirect subsidiaries consolidated	**134 032**	**114 389**	-	**20 377**	**(734)**	**(9 498)**	**8 124**	**85 271**	**1 384**	**71 534**	**64 845**	-	**64 845**	**219 307**	**488 243**
	Direct subsidiaries not consolidated															
1	SAMRELAKS Machocice Sp. z o.o.**	4 526	6 725	-	-	(2 199)	(1 656)	(543)	118	-	52	22	-	22	4 644	1 584
2	ZAWITAJ Swinoujscie Sp. z o.o.**	3 148	4 110	-	-	(962)	(1 006)	44	145	-	106	61	-	61	3 293	1 982

3	Z.W. Mazowsze Sp. z o.o. Leba - Ulinia**	2 762	3 932	-	-	(1 170)	(1 219)	49	232	36	122	100	-	100	2 994	2 458
4	ORLEN Eko Sp. z o.o. ****	2 093	2 000	-	-	93	-	93	1 520	-	1 520	1 952	-	1 952	3 613	4 426
5	Wisla Plock Sportowa S.A. **	2 487	1 000	-	609	878	(360)	1 213	2 693	-	1 668	1 084	-	1 084	5 180	18 815
6	Centrum Komercjalizacji Technologii Sp. z o.o (formerly CPN Marine Service Sp. z o.o.)***	666	1 000	-	16	(350)	(127)	(223)	78	-	78	56	-	56	744	373
7	ORLEN Ochrona Sp. z o.o. **	5 268	500	-	2 599	2 169	-	2 169	8 274	850	6 783	5 166	-	5 166	13 542	38 133
8	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.**	8 966	6 536	-	1 499	931	-	931	3 985	327	3 310	4 051	-	4 051	12 951	22 581
9	Serwis Nowa Wies Wielka Sp. z o.o. ***	1 479	1 269	-	258	(48)	-	(48)	395	-	248	492	20	472	1 874	3 488
10	D.W. Mazowsze Sp. z o.o. **	739	1 649	-	2	(912)	(793)	(119)	658	40	562	22	-	22	1 397	991
11	Serwis Mazowsze Sp. z o.o. ***	420	788	-	206	(574)	(82)	(492)	1 708	7	1 523	1 068	-	1 068	2 128	6 624
12	B.H.T. Dromech S.A. Warszawa in liquidation	in liquidation														
13	Centrum Edukacji Sp. z o.o. **	719	654	-	-	65	(20)	85	1 762	-	939	999	-	999	2 481	6 162
14	ORLEN Petrogaz Nowa Brzeznica Sp. z o.o. in liquidation	in liquidation	0	0	0	0	0	0	0	0	0	0	0	0	0	0
15	Petromor Sp. z o.o.**	2 112	2 580	-	-	(468)	(237)	(231)	25	-	17	17	-	17	2 137	49
	Total direct subsidiaries not consolidated							**3 471**	**21 475**	**1 260**	**16 876**				**56 978**	**107 666**
	Indirect subsidiaries not consolidated															
1	Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEGEBE S.A. **	92	1 740	-	-	(1 648)	(2 055)	407	1 423	-	932	118	-	118	1 515	2 560
2	Przedsiebiorstwo Rolne Agro - Azoty II Wloclawek Sp. z o.o. Laka ***	538	883	-	-	(345)	(415)	30	1 254	-	1 251	49	-	49	1 792	1 384
3	Hermann Eggert Mineraloelvertriebs GmbH***	366	2 920	-	-	(2 554)	(2 554)	-	-	-	-	357	-	357	357	-
4	RAF-BIT Sp. z o.o. ***	211	200	-	5	6	-	6	109	-	102	129	-	129	320	1 173

5	Wecotect Trading & Consulting GmbH in liquidation	in liquidation	0	0	0	0	0	0	0	0	0	0	0	0	0	0
6	Zakladowa Straz Pozarna Sp. z o.o. **	2 098	2 134	-	166	(202)	(208)	6	931	-	488	667	-	667	3 029	4 660
7	Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o. ***	2 452	2 295	-	144	13	-	13	265	-	238	104	-	104	2 717	2 606
8	RAF-SLUZBA RATOWNICZA Sp. z o.o. ****	147	160	-	5	(18)	(19)	-	331	-	310	282	-	282	478	2 671
9	Petromont Sp. z o.o. ***	663	400	-	257	6	-	6	2 997	1 370	1 627	1 261	-	1 261	3 660	25 989
10	PetroUkraina Ltd Sp. z o.o. - suspended activity	suspended activity		0	0	0	0	0	0	0	0	0	0	0	0	0
11	Wspolne Ukrainsko-Polskie Przedsiebiorstwo in the form of Sp. z o.o. PETRO-UKRAINA Sp. z o.o. Lwow in liquidation	in liquidation	0	0	0	0	0	0	0	0	0	0	0	0	0	0
12	RAN-AKSES Sp. z o.o. in liquidation	in liquidation	0	0	0	0	0	0	0	0	0	0	0	0	0	0
13	RAN-PETROMEX Sp. z o.o. - suspended activity	suspended activity		0	0	0	0	0	0	0	0	0	0	0	0	0
14	RAN-WATT Sp. z o.o. in liquidation	in liquidation	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	Total indirect subsidiaries not consolidated							**468**	**7 310**	**1 370**	**4 948**	**2 967**	-	**2 967**	**13 868**	**41 043**
	Direct joint venture companies consolidated															
1	BASELL ORLEN POLYOLEFINS Sp. z o.o. **	1 022 908	907 398	-	-	115 510	45 592	103 414	1 008 218	694 678	195 589	203 211	-	203 211	2 031 125	1 074 864
	Total direct joint venture companies consolidated	**1 022 908**	**907 398**	-	-	**115 510**	**45 592**	**103 414**	**1 008 218**	**694 678**	**195 589**	**203 211**	-	**203 211**	**2 031 125**	**1 074 864**
	Indirect joint venture companies consolidated															
1	UAB Ship Service Klaipeda ***	(3 685)	57	(2 356)	-	(1 386)	-	(1 386)	3 828	-	3 828	66	-	66	142	1 452
	Total indirect joint venture companies	**(3 685)**	**57**	**(2 356)**	-	**(1 386)**	-	**(1 386)**	**3 828**	-	**3 828**	**66**	-	**66**	**142**	**1 452**

consolidated															
Indirect joint venture companies not consolidated															
Plocki Park Przemyslowo-Technologiczny S.A. ****	3 259	8 230	(4 789)	-	(182)	-	(182)	36	-	36	8	-	8	3 295	-
Total indirect joint venture companies not consolidated	**3 259**	**8 230**	**(4 789)**	**-**	**(182)**	**-**	**(182)**	**36**	**-**	**36**	**8**	**-**	**8**	**3 295**	**-**
Direct associates consolidated															
Naftoport Sp. z o.o. **	106 796	45 942	-	8 195	52 659	-	23 210	5 888	-	4 610	4 115	-	4 115	112 684	64 603
Chemiepetrol GmbH **	3 871	208	-	-	3 663	3 036	693	2 906	-	2 052	2 151	-	2 151	6 776	37 141
Total direct associates consolidated	**110 667**	**46 150**	**-**	**8 195**	**56 322**	**3 036**	**23 903**	**8 794**	**-**	**6 662**	**6 266**	**-**	**6 266**	**119 460**	**101 744**
Indirect associates consolidated															
P.U.T. WIRCOM Sp. z o.o. **	4 679	305	-	3 416	958	-	958	1 978	-	1 901	4 069	287	3 782	6 656	22 016
Z.U.P. EKO-DROG Sp. z o.o. **	1 455	61	-	1 040	354	-	159	754	-	680	1 011	-	1 011	2 210	5 022
APEX-ELZAR Sp. z o.o. **	3 335	294	-	1 967	1 074	-	505	1 580	-	1 507	2 641	-	2 641	4 915	12 379
S.P.P. PROFMED Sp. z o.o. **	547	16	-	471	60	-	60	243	-	187	415	-	415	790	3 774
P.P.H.U. ARBUD Sp. z o.o. **	2 861	10	-	48	2 803	-	343	2 601	-	2 537	4 250	-	4 250	5 462	17 473
Petro-Oil SEEWAX Sp. z o.o. **	473	760	-	40	(327)	(277)	(50)	6 045	-	5 987	2 865	-	2 865	6 518	23 513
Petro-Oil Lodzkie Centrum Sprzedazy Sp. z o.o. **	164	200	-	-	(36)	(105)	70	4 100	-	4 077	2 316	-	2 316	4 265	14 129
Petro-Oil Malopolskie Centrum Sprzedazy Sp. z o.o. **	6 360	6 000	-	339	21	-	21	15 485	-	15 398	8 232	-	8 232	21 846	71 479
Petro-Oil Podlaskie Centrum Sprzedazy Sp. z o.o. **	1 418	700	-	711	7	-	7	3 262	-	3 258	2 444	-	2 444	4 679	15 757
Petro-Oil Zachodniopomorskie Centrum Sprzedazy Sp. z o.o. **	116	700	-	-	(584)	(501)	(83)	4 457	27	4 409	2 831	-	2 831	4 574	15 934
Petro-Oil Dolnoslaskie	1 703	550	-	601	552	-	552	3	-	3 268	2 443	-	2 443	5 052	27 070

	Centrum Sprzedazy Sp. z o.o. **								349								
12	Petro-Oil Pomorskie Centrum Sprzedazy Sp. z o.o. **	546	450	-	3	93	-	93	6 132	35	6 063	3 333	-	3 333	6 678	25 641	
13	Petro-Oil Slaskie Centrum Sprzedazy Sp. z o.o. **	182	800	-	-	(618)	(490)	(128)	9 628	-	9 624	6 602	-	6 602	9 809	41 809	
14	Petro-Oil Wielkopolskie Centrum Sprzedazy Sp. z o.o. **	2 694	148	-	1 576	970	4	966	16 228	323	15 708	9 326	-	9 326	18 922	92 960	
	Total indirect associates consolidated	**26 533**	**10 994**	**-**	**10 212**	**5 327**	**(1 369)**	**3 473**	**75 842**	**385**	**74 604**	**52 778**	**287**	**52 491**	**102 376**	**388 956**	
	Direct associates not consolidated																
1	Motell Sp. z o.o. ***	475	2 000	-	-	(1 525)	(1 451)	(74)	751	-	751	349	-	349	1 226	6 813	
2	POILEN Sp. z o.o. ***	71	3 010	-	1 975	(4 914)	(4 601)	(259)	69	-	65	33	-	33	140	-	
	Total direct associates not consolidated	**546**	**5 010**	**-**	**1 975**	**(6 439)**	**(6 052)**	**(333)**	**820**	**-**	**816**	**382**	**-**	**382**	**1 366**	**6 813**	
	Indirect associates not consolidated																
1	Petro-Oil CZ s.r.o. **	(49)	134	-	-	(183)	(125)	(59)	878	-	878	258	-	258	834	14 798	
2	PETRO Kor Sp. z o.o.***	1 275	1 250	-	-	25	-	24	1 111	-	1 111	1 202	-	1 202	2 386	1 682	
	Total indirect associates not consolidated	**1 226**	**1 384**	**-**	**-**	**(158)**	**(125)**	**(35)**	**1 989**	**-**	**1 989**	**1 460**	**-**	**1 460**	**3 220**	**16 480**	
	* financial statement audited by Ernst & Young Audit Sp. z o.o./ Ernst & Young AG																
	** financial statements audited by auditor other than Ernst &Young Sp. z o.o.																
	*** financial statements not required to be audited																
	**** the entity during audit																

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Annual Report and Accounts(5)
Released	07:22 01-Apr-05
Number	4525K

MANAGEMENT BOARD COMMENTARY ON BUSINESS OPERATIONS OF POLSKI KONCERN NAFTOWY ORLEN S.A. FOR 2004

(DIRECTORS' REPORT)

Table of content

TOC \o "1-3" \h \z INTRODUCTION
I. CURRENT AND PROJECTED FINANCIAL POSITION OF THE COMPANY
1.1 Production
1.2 Sales
1.3 Sales and supply markets
1.4 Financial resources management
1.4.1 Loans, sureties and guarantees granted to employees and companies of the Capital Group.
1.4.2 Bond issuance
1.4.3 Cash management
1.5 Changes in financial assets of PKN ORLEN S.A.
1.6 Profit and loss statement
1.6.1 Revenue
1.6.2 EBIT
1.6.3 Financial activity
1.6.4 Extraordinary gains and losses
1.6.5 Gross profit, income tax and net profit
1.7 BALANCE SHEET
1.7.1 Total assets
1.7.2 Net financial indebtedness
1.8 Cash flow statement
1.8.1 Operating activity
1.8.2 Investing activity
1.8.3 Financing activity
1.9 Employment
1.10 Description of significant off balance sheet items
1.11 Predicted economic performance
II. MAJOR ACHIEVEMENTS IN THE AREA OF RESEARCH AND TECHNICAL DEVELOPMENT.
III. PREDICTED DEVELOPMENT OF THE COMPANY
IV. IMPORTANT EVENTS THAT WERE SUBJECT OF CURRENT REPORTS DURING THE YEAR ENDED 31 DECEMBER 2004 AND AFTER THAT DATE UNTIL THE DAY OF FINANCIAL STATEMENTS APPROVAL
V. MANAGEMENT BOARD STATEMENT CONCERNING COMPLIANCE WITH CORPORATE CODE REGULATIONS
ADDITIONAL INFORMATION
1. Information about significant agreements
2. Production
3. Sale
4. Suppliers
5. Transactions with related parties
6. Changes in the Management Board and Supervisory Board of PKN ORLEN during the last reporting period
7. Total number of shares of the Company and of other Capital Group's entities being held by the Management Board and the Supervisory Board Members
8. PKN ORLEN shareholders

INTRODUCTION

Organisational and legal acts within Frame Organisational Rules and Regulations of PKN ORLEN S.A., which are currently in force, were approved by the Management Board on 1 December 2004. According to these Regulations, organisational structure of PKN ORLEN S.A. consists of Head Office in Plock and Warsaw, Production Department in Plock and 12 Regional Organisational Units in Bialystok, Gdansk, Katowice, Krakow, Lublin, Nowa Wies Wielka, Plock, Poznan, Rzeszow, Szczecin, Warsaw and Wroclaw having the status of an employer within the meaning of Art. 3 of the Labour Code. Regional Organizational Units are composed of Regional Wholesale and Logistics Offices, Regional Retail Trade Offices, Regional Investment and Maintenance Offices, Regional Financial Offices as well as Financial Offices.

On 22 April 2004 the Supervisory Board of PKN ORLEN S.A. decided to extend the number of the Members of the Management Board from 5 to 6. On 1 June 2004 the Management Board of the Company decided to change of the Framework Organizational Rules and Regulations of the Company by the change of responsibilities of Members of the Management Board:

- President of the Management Board – General Director,
- Vice-President of the Management Board, responsible for Production, Wholesale and Logistics,
- Vice-President of the Management Board, responsible for Economics and Finance
- Vice-President of the Management Board, responsible for Human Resources and Management Systems
- Vice-President of the Management Board, responsible for Strategy and Capital Investments,
- Member of the Management Board, responsible for Retail Sales and Marketing.

The composition of Reporting Directors was also extended. The following positions were created: Director of Control and Security Office, Director of UNIPETROL Holding Integration, Director of Production's Alliances and Alternative Energy Sources and Director of Margin Optimization.

During 2004 intensive activities were taken in connection with realization of the following projects: value based management and comprehensive operational cost cutting programme. They covered all the business areas of PKN ORLEN S.A.

On 21 September 2004 the Supervisory Board of PKN ORLEN unanimously decided to appoint Igor Chalupec to the position of the President of the Management Board, effective on 1 October 2004. On 18 October 2004 the Supervisory Board of PKN ORLEN S.A. on the grounds of the proposal of the President of the Management Board changed the composition of the Management Board. This was related to the planned change of the Management Board structure oriented towards efficient and transparent management.

These changes were made according to the previously accepted procedure, among others, after individual assessments performed by a consulting company, Korn/Ferry International.

The Supervisory Board of PKN ORLEN S.A. have accepted resignations of:

- Krzysztof Kluzek from the position of the Member of the Management Board of PKN ORLEN S.A. effective on 18 October 2004,
- Sławomir Golonka and Jacek Strzelecki from the position of Vice-President of the Management Board of PKN ORLEN S.A. effective on 31 October 2004.

Simultaneously the Supervisory Board of PKN ORLEN S.A. appointed to the Management Board for the current term:

- Wojciech Heydel as the Vice-President of the Management Board effective on 1 Novemebr 2004,
- Jana Maciejewicz as the Vice-President of the Management Board effective on 1 December 2004,
- Cezary Smorszczewski as the Vice-President of the Management Board effective on 1 November 2004,
- Pawel Szymanski as the Member of the Management Board effective on 18 October 2004.

As at 2 November 2004 new division of competition among Members of the Management Board was introduced:

- President of the Management Board, General Director (CEO),
- Member of the Management Board, Chief Financial Officer (CFO),
- Vice-President of the Management Board for Human Resources Management and Administration (CHO),
- Vice-President of the Management Board for Operational Activities (COO),
- Vice-President of the Management Board for Retail Sales (CMO),
- Vice-President of the Management Board for Capital Investments and Capital Group (CIO).

In the result of the new competence division Strategy Department (previously within structure subordinated to the Vice-President of the Management Board for Strategy and Capital Investments) and Oil Crude Trading Department (previously within structure subordinated to the Vice-President of the Management Board for Economics and Finance) were moved to area of the President of the Management Board, General Director. IT Department (previously within structure subordinated to the Vice-President of the Management Board for Finances) was moved to the structure of the Vice-President of the Management Board for Human Resources Management and Administration.

Within the structure of Vice-President of the Management Board for Capital Investments and Capital Group, the Department of Director for Production Alliances and Alternative Sources of Energy and its functions were transferred to the structures of Director for Property Investments. Additionally, within the structure, Director for Capital Group was appointed.

As the result of new division, the range of responsibilities for the area of the Vice-President of the Management Board for Capital Investments and Capital Group was also defined; this area includes, among others, conducting acquisition and merger transactions, encorporating and creating new entities within the Capital Group, preparing and conducting capital investments and disinvestments within the Group, coordinating process of the Group capital assets unification and exercising ownership supervision over the Capital Group companies.

Additionally, until the new rules of segment management is implemented in the Capital Group, the Members of the Management Board and Reporting Directors coordinate actions in this area using legal and formal supervision over the Capital Group companies. In relation to that ranges of particular Directors' responsibilities were spread on the whole Group (defined as PKN ORLEN S.A. and the Capital Group Companies). At the same time, all Reporting Directors in cooperation with the area of the Vice-President of the Management Board for Capital Investments and Capital Group were to bear responsibility for the process of unification of capital assets in relation to their areas and for the realization of the synergy effects associated with it.

As at 1 December 2004 new organizational area of Vice-President for Cost Management and IT (CCO) was introduced. IT Department, Crude Oil Trading Department and newly created Purchase Department and Cost Management Department belong to this area. The departments of the newly created area supervise realization of the raw material supply of the Company (with exclusion of energy, fuels for resale, and non-fuel products), they are responsible for turnover of natural gas, purchases of fuel raw materials, cost management, optimization of IT solutions and IT standards implementations, and for activities within sector of crude oil and natural gas searching and mining.

As the result of implemented changes, the following departments were also created: Director of Legal

Department for Legal Systems within area of the President of the Management Board, General Director: Director of Department for Systems of Human Resources Management within the area of the Vice-President of the Management Board for Human Resources Management and Administration: Director of Department for Planning and Retail Sales Analysis, Director of Department for Purchase of Non-Fuel Products and Category's Management in the area of the Vice-President of the Management Board for Retail Sales. Department of Director for Optimizing Production Assets was liquidated and its functions were transferred to the area of Director of Production and Technique and Purchase Department.

Apart from the above changes implemented during 2004 in organisational and legal area of the Company, both external factors as well as internal activities taken to ensure high economic efficiency, have significant impact on the Company operations.

The most important external factors influencing PKN ORLEN S.A results are the following:

- **Economic growth**

Data published by the Central Statistics Office indicate the improvement of unfavourable trend observed since II half of 2000. In 2004 gross domestic product ("GDP") increased by 5.4% while in 2003 by 3.8%. Increase in GDP was mainly influenced by increase in domestic demand in 2004 by 4.9% while in 2003 it was 2.5%. For the year 2005 increase in GDP by 5% is forecasted. Rapid pace of the economic growth in Poland may have positive impact on growth of the consumption of liquid fuels.

- **Unemployment rate**

At the end of 2004 the unemployment rate was lower comparing to the end of 2003and amounted for 20.0% comparing to 19.1% at the end of 2003. There was a lower number of new registered unemployed and at the same time there was an increase in number of unemployed deregistered from the employment agency evidence. High unemployment rate in Poland is one of the factors, which limits internal demand and adversely influences the level of sales of the Company's products.

- **Inflation**

According to data published by the Central Statistics Office, the average annual increase in prices of consumer goods and services in 2004 was higher than in 2003 (3.5% as comparing to 0.8%).

- **Prices of crude oil, refinery products and margins**

Changes in crude oil prices as well as significant fluctuations in finished goods prices on world markets, cause significant variations in margins generated by the Company. During 2004 there were large fluctuations in crude oil prices. The average annual price of Brent barrel from quotations increased in comparison to 2003 by 32.7% to the level of 38.29 USD/bbl. Additionally, during 2004 there were strong increases in product margins (crack), which positively influenced the results of the Company. Margins on petrol increased by 41.5% to the level of 114.06 USD/tonne, on diesel by 66.1% to the level of 102.76 USD/tonne and on Ekoterm by 62.4% to the level of 68.34 USD/tonne. As the refinery margins are concerned there were significant increases noted on, among others, ethylene by 39.6% to the level of 516.10 USD/tonne and on propylene by 35.0% to 427.10 USD/tonne.

- **Fluctuation of foreign exchange rates**

The exchange rate fluctuations have significant impact on sales revenue and results of the Company (by means of adjusting the fuel prices on the basis of import parity), costs of crude oil and other raw materials as well as financial costs related to debt denominated in foreign currencies. Purchases of crude oil and other raw materials realised by the Company are denominated in USD and EUR, although the majority of revenues are realized in PLN. As a result of the above trend, changes in the exchange rate of PLN to foreign currencies have a significant impact on the results achieved

as arithmetical average of daily NBP exchange rates within period from 1 January to 31 December 2004). Simultaneously, the EUR exchange rate increased by 3.8% to the level of 4.53 PLN

- **Changes in fiscal policy and current law regulations**

Corporate Income Tax rate in 2004 amounted to 19%. In 2003 Corporate Income Tax rate of 27% was in force. Lower level of tax rate will positively influence net results of the Company and the amount of cash. Any changes in VAT regulations and excise tax will also be of great importance for the economic situation of the Company. Fiscal policy is characterized by enlarging its subject range and increasing of excise tax rates for crude oil products. While prices of products are on high level, it is additional barrier preventing form full transfer of operational costs on products selling prices.

- **Mandatory reserves**

Owing to obligations, resulting from membership in European Union, Poland is compelled to reach the level of 90-days mandatory reserves of liquid fuels, constituting the assurance of the energetic safety for the country. Thus, the producers and importers of fuels are obliged to create the mandatory reserves. The current schedule of creation the reserves of liquid fuels is specified in the Decree of the Ministry of Economy dated on 14 June 2002, in force on 1 July 2002. The reserves are created on basis of production and import quantities, generated by the specific company in the previous year, less export. Starting from 1999 and each of the following years the level of mandatory reserves required has been increased by further 2% to reach the level of 76 days of production or imports of the entity as at the end of 2008. Moreover the Ministry of Economy is responsible for setting of economic fuel reserves: for liquid fuel in quantity equal to 14 fuel consumption days in the current year, this responsibility can be transferred to PKN ORLEN S.A. The Company builds and maintains mandatory reserves of fuels (petrol, diesel, Ekoterm) and crude oil. In 2004 the Company received the consent from The Ministry of Economic Affairs And Labour for changing structure of the mandatory reserves: from hitherto in force 40% fuels – 60% crude oil to 37.5% fuels – 62.5% crude oil. For storing mandatory reserves the Company takes advantage of the Underground Warehouses for Crude Oil and Fuels of IKS "Solino" S.A., own warehouses located around the country, and warehouses belonging to Naftobazy Sp. z o.o. The cost of storing underground warehouses for crude oil and fuels are at the level definitely lower than the cost of ground warehouses.

- **Decrease in car sales**

During the year ended 31 December 2004 lower demand on domestic car market was observed. According to companies analysing motor market, car sales in 2004 decreased by about 10.0% to the level of over 318 thousand cars. The level of sales of new cars influences fuel consumption.

- **Domestic fuel consumption**

In 2004 estimated domestic fuel consumption (fuel, diesel oil and light heating oil) based on data from Nafta Polska S.A. amounted to 13,524 thousand tons, which constituted an increase by 7% compared with consumption observed in 2003.

- **Interest rates**

Higher than in 2004 inflation pressure was favourable for increase of base interest rates. At the end of 2004 Lombard Rate reached the level of 8.00% whereas Discount Rate – 7.00% (at the end of 2003 respectively 6.75% and 5.75%). The average LIBOR 3M rate increased 0.4 pp in comparison to the year 2003, whereas the average EURIBOR 3M rate decreased by 0.2 pp in comparison to 2003. The level of interest rates influences cost of the Company's debt.

The following internal factors influenced the results achieved by PKN ORLEN S.A. in 2004:

- **Loyalty programs development**

VITAY programme is a loyalty scheme aimed at individual clients visiting ORLEN filling stations on a regular basis. VITAY was launched on 14 February 2001. Until 31 December 2004 VITAY had gained over 5 million of participants. Clients, while purchasing in accordance with the programme conditions, are granted VITAY points, which can be converted later into petrol or VITAY prizes. In December 2002 the next stage of creating relationships with customers and encouraging their loyalty was implemented. In December 2004 the VITAY programme was expanded by additional attractive prizes and offers from partner companies cooperating with the PKN ORLEN S.A. In the new edition of VITAY catalogue a new formula of calculating points was applied in order to promote services offered by filling stations (e.g. a car wash and a hoover).

Flota Polska Programme is designed for institutional clients operating their own means of transportation. Shipping companies, production and service companies, banks, offices of central and local administration and foreign branch offices belong to the programme members. We offer two kinds of flota cards for our clients: K-type cards, issued in driver's name and S-type cards issued for a specific vehicle registration number. Each card can be loaded with individual limit for fuel volume as well as products and services value and frequency of transactions. Additionally, flota managers can visit a personalized web-page, on which tools for assisting flota management are provided.

In 2004, thanks to cooperation of two strong partners and brands a new co-branded card was introduced. ORLEN/DKV card is the first one in Europe, which unites a microchip technology of Polish FLOTA card with magnetic strip of DKV network.

As at the end of 2004 there were 3,919 participating enterprises and the number of active cards amounted to 90,000.

Prepaid cards are offered to institutional clients as a method for rewarding employees and clients. Till the end of 2004 about 40,000 cards of this type were issued.

- **Investment program**

The increase of the Company effectiveness during the year 2004 was to a great extent influenced by investment processes in production and marketing.

The most important investment projects already finished or being still in progress are as follows:

- Desulphurization of Cracking Fuel – the main aim is to enable launch of petrol production according to the European Union requirements - Directive 98/70/EC. This Directive imposes obligation on fuel producers to sell, starting from 2005, fuels with the content of sulphur up to 50 ppm with availability on the market of fuels with the content of sulphur of 10 ppm, and after 2009 the whole range of fuel with the content of sulphur of 10 ppm.
- Hydrorefining of diesel from Hydrodesulfurization of Gudron (HOG) - aim to optimize the utilization of diesel from HOG and as a result to improve the diesel production by 320 thousand tonnes annually.
- Modernization of Fragrances Extraction Installation – aim to optimize the production of fragrances such as benzene, toluene and xylene.
- Modernization and building of new petrol and diesel fuel tanks – aim to increase storage capacity and at the same time adoption of tanks complex to the legal requirements and extending product line.
- Intensification of the installation Olefin II from 360 to 700 thousand tonnes of ethylene and at the same time an increase of the production of prophylene from 135 to 380 thousand tons according to the contract signed with the company ABB Lummus. It will enable a significant increase in the supply of ethylene, prophylene and butadiene constituting the main raw material for the domestic chemical industry.
- Investments in own and patronage petrol stations network.

In 2005 the following projects are expected to be completed:

- Investments related to polyolefins within Joint Venture Company with Basell,
- Construction of Desulphurisation Installation of Craking Fuel,
- Intensification of Fragrances Extraction Installation,
- Further stages of investment in IT systems of the Company,
- Modernization of storage bases,
- Investments in petrol stations network,
- Construction of new fuel tanks on the Production Plant premises.

- **Optimisation of logistics of own products**

At the end of the year 2004 there were 20 storage bases in the organizational structures of PKN ORLEN S.A.

The targeted network of storage bases used by PKN ORLEN S.A. assumes the amount of 13 own bases, taking into account such criteria as:

- usage of bases of the greatest flow capacity and the best locations;
- the level of incurred and future expenditures for modernization;
- usage of the most operationally and financially effective external bases;
- requirements of the European Union and in the area of environment protection.

The activities aiming at restructuring employment were carried out in own bases.

The processes of modernization and extension were finished in the bases in Ostrow Wielkopolski and Mosciska. At present, those bases meet all the requirements determined by the EU obligations. Modernization works were continued in 7 other bases in order to adapt them to EU requirements.

PKN ORLEN S.A. cooperates with Naftobazy Sp. z o.o. in the area of trade and store mandatory reserves. The cooperation is realized in the area of storage and reloading in 5 bases of Naftobazy, at the end of pipelines. In 2004 PKN ORLEN S.A. used 6 out of 22 bases belonging to Naftobazy. The validity of the perennial agreement with Naftobazy was extended by a year – till the end of 2005.

PKN ORLEN S.A. uses own pipelines and the network of the pipelines of PERN "Przyjazn" S.A. for transporting fuels. In line with the implemented strategy of the Company assuming building own pipeline system of distributing fuels in the region of Dolny Slask and integrating Storage Base No 111 in Wroclaw with the system, preliminary works were

launched to build the fuel pipeline on the distance of 94 kilometres Ostrow Wielkopolski - Olesnica - Wroclaw. As pipeline transport is the safest and cheapest way of transporting fuels, PKN ORLEN S.A. aims at intensification of usage of the potential of far-reaching pipelines. The share of the mention transport in the structure of the fuel distribution exceeded the level of 60% in 2004. At the same time the share of own transports in the total volume of refining and petrochemical products increased nearly 3 times from 4% in 2003 to 11% in 2004. Five new transport connections were activated.

- **Optimisation projects**

Implemented in cooperation with KBC company Profit Increase Program (PIP) brings measurable effects in reduction of cost crude processing per barrel. The programme consists of modification of technological procedures. Measurable effects in reducing costs are also brought by improvement in the operating of program PIMS, which is used to optimize production processes.

Cooperation with Shell Global Solutions company will result in decrease of maintenance costs and optimisation of installations' production time. The implemented in the initial phase of the program Risk Matrix enabled to harmonize in the whole Production Plant all aspects connected with overhauling in the context of necessity and urgency of maintenance works. There were computer supported analyses in the area of improving reliability carried out for all the production installations (apart from those destined for modernization in the nearest future). Within those analyses detailed programs concerning maintenance and diagnostic activities were worked out in order to secure proper balancing of costs incurred for maintenance and technical reliability of the production assets. Similar analyses were carried out on chosen installations with special attention paid to automatic security device. The level imposed securities and the frequency of testing particular elements of the system was verified. Another group of practical analysis carried out based on risk management methodology was used in case of pipelines and pressure device. The alternative periods of time and inspection methods were worked out. The system of explanation and protection against repeating events was prepared for error incidents.

The efficiency of solutions undertaken under the cooperation with Shell Global Solutions in the area of improving production installations and the extent of assimilation of new practices in our organization will be assessed in detail after closing the program which is scheduled for June this year.

- **Solomon Studium**

PKN ORLEN S.A. participates for the first time in Solomon Benchmarking in the area of refining (fuel) industry. The contract was signed on 16 December 2004. Solomon studium has been carried out for more than 20 years and about 95% of the world refineries participate in this program. The participation in the studium in the year 2004 will give information concerning refineries' performances in comparison to the competition in the particular region. The results of the Solomon studium enable to determine optimization trends in long term plans of the Company's activities. The results of analysis became widely acceptable and followed benchmarks of "tracking and assessing" of refinery's activities. The range of examination involves the whole spectrum of the refinery's activities, including technological data (processes, gains and quality of products), operating costs (among other costs of energy, employment, maintenance) and other important aspects such as reliability, operational readiness and capital expenditures. The Solomon report with the results will be available in 2005.

- **Risk Management System**

Financial results of the Company may be subject to fluctuations in relation to market factors, particularly to quotations of products, exchange rates and interest rates. The Company manages the risk, to which it is exposed, limits variability of the future cash flows and limits potential economic losses arising as a consequence of the events that may have a negative impact on the result of the Company. The policy and the strategy of using derivatives is determined and supervised by the Management Board of the Company.

In case of the exposition USD/PLN there is a natural hedging, it means the exchange rate risk by purchasing crude oil is compensated by the revenues from the sales of products, which prices depend on the USD/PLN exchange rate.

Moreover, swap transactions concluded in the year 2003 stabilizing cash flows in EUR generated by sales of petrochemical products were realized in the year 2004. Maturity date of the mentioned hedging transactions is 2006.

The Company initiated in the first quarter of 2004 the implementation of market risk management and decided to implement system supporting the management of hedge transactions. In order to formalize the risk management process relevant procedures were implemented and the Risk Committee was set up to control the Company's exposure to risk and to take decisions on concluding hedging transactions.

- **Consolidation of oil production and distribution**

On 1 July 2004 the Company signed an agreement on disposal of property constituting a self-operating unit functioning in the structure of PKN ORLEN S.A. as the Lubricant Department. The purchaser of the mentioned property is ORLEN Oil Sp. z o.o., located in Krakow. The above deal represents a further step in the restructuring process carried out by PKN ORLEN S.A. The project's aim is to consolidate the production and sale of engine oils and lubricants in the PKN ORLEN Capital Group. It is also a further stage in the process of integrating the production of oil bases and the production and sale of finished products such as engine oils and lubricants. On 18 August 2004 the share capital of ORLEN Oil at the value of PLN 43,558 thousand was increased by PLN 31,535 thousand, i.e. to the amount of PLN 75,093 thousand. Stakes in the increased capital were covered by PKN ORLEN S.A. in the form of cash contribution.

After the increase of the share capital of ORLEN Oil, the stake of PKN ORLEN S.A. in the capital increased from 9% to 47.2%. The remaining stakes are possessed by Rafineria Trzebiania S.A. (43.8%), Rafineria Nafty Jedlicze S.A. (4.5%), Rafineria Czechowice S.A. (4.5%). The aim of capital increase is to gain financial resources for financing acquisition of property incorporated in Lubricant Department of PKN ORLEN S.A. The undertaken steps aim to realize a strategy of consolidation lubricant assets of PKN ORLEN S.A. around ORLEN Oil in order to create a uniform centre managing oil segment in PKN ORLEN S.A.

- **Implementation of efficiency plans**

At the end of 2002, the Company's Management Board decided to implement two significant efficiency systems during the period 2003-2005 – value based management system and a comprehensive operational cost cutting programme. The first plan will allow the Company to introduce modern management methods, take optimal decisions and improve managers' competency, which will help to increase Company's value and improve the shareholders' perception of the Company. The latter plan will ensure a decrease in a significant part of operating expenses in all areas of the Company's activities. The detailed description of those programs is included in the part III of the statement.

I. CURRENT AND PROJECTED FINANCIAL POSITION OF THE COMPANY

1.1 Production

The volume of crude oil processed in 2004 amounted to 12,194 thousand ton and was higher by 4% in comparison to previous year.

The most important factors determining production activity of the Company in 2004 were:

- In February an agreement with UHDE Edeleanu was signed, which is a contractor for technical project - installation of Desulphurisation of Cracking Fuel. Launching of installation is planned at the turn of 2005 / 2006;
- Prospects of introduction in Poland restricted norms for motor fuel, binding from 1 January 2005 in EU, has caused necessity of production of high quality new fuels and diesel oils already in 2004;
- In June a production of City Diesel Oil was launched, with content of sulphur amounting to 10mg/kg – ONM Super, which will successively substitute for ONM Standard 25;
- In August a production of new fuels began: unleaded 95 and unleaded 98 with content of sulphur amounting to 50mg/kg and 35% of aromatics (volume);
- Since August the Company has produced, apart from basic diesel oil, Ekodiesel Ultra with content of sulphur amounting to 10 ppm, which meets the most strict qualitative and ecological requirements for high-pressure fuels in EU countries;
- Implemented initiatives under Comprehensive Operational Cost Cutting Programme resulted in improvement of effectiveness in production exceeding PLN 200 million;
- In July an initiative of Profit Improvement Programme – PIP was implemented (realized in cooperation with KBC in years 1999-2002) concerning directing of slop wax as additional raw material from HOG installation to Catalytic Cracking 2 installation. The effect planned for 2005 in relation to the usage of the implemented solution amounts to PLN 40 million;
- Production of new kind of heating oil Ekoterm Plus with content of sulphur below 0.1%(m/m) was started in the beginning of October 2004. The product was lunched significantly in advance in relation to EU requirements which order implementation of this product just in 2008. This oil is a product with enhanced usage and ecological characteristics in the quality class specific for modern heating equipment with low emission as used in Europe;
- In August a production of new type of fuel for air-plane's turbine engines (code name: MPS F-34) was lunched. It was developed by Military Research & Development Centre as a consequence of adoption process to NATO standards (special anti-corrosion and lubricating supplement was added to JET A-1);
- On 1 July Oil Base Division was moved into ORLEN Oil as a consequence of the restructuring programme in PKN ORLEN;
- In January 2005 PKN ORLEN signed an agreement with AXENS was signed (base project, licence and catalyst delivery) on diesel oil stabilization centre from HOG installation. Project is planned to be accomplished in the end of 2007.

1.2 Sales

In 2004 PKN ORLEN sales of products, goods for resale and materials amounted to PLN 28,996,289 thousand (including wholesale in the amount of PLN 20,609,413 thousand, retail sale in the amount of PLN 8,386,876 thousand), which accounts for 117.7% of 2003 sales revenues. Revenues from the sales of finished products amounted to PLN 26,941,670 thousand and were higher by 17.5% compared to 2003, while the revenues from the sales of goods for resale and materials reached the level of PLN 2,054,619 thousand, i.e. 20.9% more than in 2003.

In 2004 PKN ORLEN sold in its retail and wholesale chain 11,354.8 thousand tonnes of finished products and goods for resale – 4.5% more than in 2003.

The biggest quantity volume and share in sales (both retail and wholesale) of products and goods for resale had:

- Diesel – 3,424.7 thousand tonnes (30.2% share) – increase in share by 0.3 pp in comparison to previous year realization
- Petrol – 2,863.9 thousand tonnes (25.2%) – decrease in share by 1.1 pp comparing to 2003
    - Eurosuper 95 – 2,356.4 thousand tonnes (20.75%) – decrease of 0.6 pp
    - Super Plus 98 – 193.1 thousand tonnes (1.7%) – increase of 0.1 pp
    - Universal 95 – 314.5 thousand tonnes (2.8%) – decrease of 0.6 pp
- Light heating oil – 1,702.4 thousand tonnes (15%) – increase of 0.8 pp
- Heating oil III – 718,9 thousand tonnes (6.3%) – decrease of 0.1 pp
- Aircraft fuel JET - 345,3 thousand tonnes (3.0%) – increase of 0.3 pp
- Liquid gas (LPG) – 316 thousand tonnes (2.8%)

In 2004 sales of refinery products increased by 5.0% in comparison to 2003 (including: increase of 4.9% in light products):

- an increase in sales was observed, among others, in:
    - Diesel oil (by 5.4%) – as a consequence of increasing sales in wholesale and retail chain. Wholesales of diesel oil increased by 7.3% due to larger purchases of: foreign concerns, chains of associated and franchised petrol stations (adequately: 38%, 36% and 257%), as well as a 48% increase in export sales. A diminutive increase (1.4%) of retail sales is caused by growing customer interest in diesel cars and realization of fuel coupons by farmers in first half of 2004;
    - Ekoterm (by 10.6%) – due to a favourable discount system for ADOO (increase of 19.6%), introduced since April 2004, growing demand, lower supply on the market of RGTerm of LOTOS S.A. in last 2 months and dynamic media campaign focused on Ekoterm quality;
    - Aircraft fuel (by 17.4%) - mainly as a result of sales increase to the exporters (increase by 60.4 thousand tonnes, i.e. by 163.4%) - though the sales on the domestic market slightly decreased (by 3.5%) due to the lower demand from the army;
    - Liquid gas (by 4.3%) due to increase of retail sales (by 28.5%). As the internal demand grew, the wholesale segment declined by 6%.

The rise in the domestic wholesale results from higher demand from foreign companies (by 36%) and development of local distribution channels:

- associated petrol stations – increase by 30% - the programme for associated petrol stations was popular with clients, the number of stations (at the end of 2004 331 the abovementioned fuel stations – rise by 88 such stations compared to the quantity at end of 2003);
- franchised petrol stations – the turnover increased by 160% which is the effect of among others modernization of petrol stations and rise in the number of stations (by 39).

As sales of petrochemical products are concerned, insignificant decrease (by 0.6%) was recorded as compared to 2003. In 2004 the following were noted:

- decrease in sales of, among others, paraxylene due to lower demand on the domestic market; ethylene and ortoxylene due to lower exports. The amount of petrochemical products to be exported is determined after ensuring that the domestic demand is satisfied. Possible change in the amount of products to be exported may result from different demand in the Polish market and the more favourable prices to be attained for foreign transactions;
- increase in sales of among others ethylene and glycols - as a result of higher demand from domestic client; propylene due to higher supply of products.

Apart from that, the sale of plastic was ceased as the process of transferring PE and PP production to Basell ORLEN Polyolefins Sp. z o.o. was concluded.

In 2004 PKN ORLEN sold 2,706.5 million liters of fuels (petrol, diesel, and liquid gas) on its own stations

which is a 1.5% decrease in volume of sale as compared to 2003.
Retail sale volume of fuels in 2004 amounted to:

- Petrol – 1,468.7 million liters,
- Diesel – 1,029.4 million liters,
- Liquid gas – 208.4 million liters.

The dynamics of 2004 particular fuel and liquid gas products sales in comparison to 2003 is presented below:

Products and goods for resale	Dynamics 2004 / 2003
Unleaded petrol, including:	93.5 %
Eurosuper 95	98.1 %
Super Plus 98	98.1 %
Universal 95	92.0 %
Diesel	101.4 %
Liquid gas	128.5 %

- Average sale per petrol station in 2004 amounted to 2.1 million litres, which is a 0.9% drop compared to 2003.
- In 2004 the share of diesel and liquid gas in the volume of sold fuel rose, which is in line with current developments on the retail market in Poland. Simultaneously, due to maintenance costs more and more customers buy liquid gas for cars. As a result of the preferences mentioned above, the share of diesel in total sales rose from 37% in 2003 to 38% in 2004, liquid gas share rose respectively from 6% to 8%. Higher sales of gas was also influenced by the increase in gas modules on stations by 25% (390 at the end of 2004 as compared to 312 in previous year).
- Petrol share in total retail sales declined from 57 % in 2003 to 54% in 2004, including the following:
  - Universal U 95 petrol share decreased from 9 % to 7%,
  - Eurosuper EU 95 petrol share remained at the level of 43%,
  - Super Plus 98 petrol share decreased from 5 % do 4 %.

In 2004 total profit margin generated by PKN ORLEN S.A on own petrol stations amounted PLN 1,037 million, i.e. at a comparable level as in 2003. The profit margin on fuel retail sales totaled PLN 820 million and decreased by 1.9 % compared to the prior year. The profit margin on non-fuel products and services grew by 3.1 % as compared to the prior year and amounted to PLN 217 million.

Decrease in retail sales of petrol in PKN ORLEN S.A. was influenced mainly by following factors:

- a number of new petrol stations of PKN ORLEN S.A lower than planed, resulting from the lack of realization of the investment programme;
- dynamic development of the competition's stations during the whole year, including close-to-supermarket stations offering fuel at lower prices;
- high retail prices of petrol in different periods of 2004, which constraints the demand for fuel among customers at lower level of wealth;
- significant differences between prices of petrol and liquid gas;
- bad locations and a small range of services (for instance the lack of a car wash);
- aggressive advertising and promoting campaigns at the stations of competition and introduction by the company Shell sales of a new petrol Suprema and V-power in the network of Shell;
- lack of increase of sales efficiency resulting from lack of realization of the restructuring program in the network.

1.3 Sales and supply markets

Entire crude oil bought by PKN ORLEN is provided to Plock from Russia, additionally 1 million barrels of low-sulphur crude-oil was purchased due to repair downtime of the Refinery in Plock. Companies operating on Russian oil markets and the traders operating on the international fuel market are the Company's suppliers. The only supplier whose share in supplies exceeded 10% of sales revenues in 2004 was J&S.

There was a slight change in the sales structure in 2004 as compared to 2003. The volume share of exports in total sales grew from 6% to 7%.

PKN ORLEN is not dependent on one strategic customer whose share would exceed 10% of total net sales revenues. BP with 8.5% belongs to the customers with the highest share in sales volume. Other key customers of PKN ORLEN S.A. are: SHELL, ORLEN PetroCentrum Sp. z o.o, ORLENPetroTank Sp. z o.o, and BASELL ORLEN POLYOLEFINS Sp. z o.o., joined by CONOCO (in connection with the supply agreement concluded in April 2004), with a 2% share in 2004 sales.

Key accounts are often present in group of oil derived products and petrochemicals, however value of sales to these customers is insignificant as far as total sales is concerned. The following products are dependent on key accounts:

- Liquid gas – ORLEN GAZ – 99.2 % share in wholesales,
- JET Fuel– PETROLOT – 62.7%,
- Post - pirolitycal oil– WARTER – 81.1%,
- Butadiene – F.Ch. Dwory – 91.4%,
- Vacuum gas oil – ORLEN Asfalt Sp. z o.o. –100%,
- Ortoxylene – Z.A. Kedzierzyn – 61.6%,
- Paraxylene – Elana Torun – 94.4%,
- Ethylene oxide– Rokita – 59.3%,
- Ethylene – Anwil S.A. – 44.2%, BASELL ORLEN POLYOLEFINS Sp. z o.o. – 53.5%,
- Benzene – Z.A. Pulawy – 64.4%,
- Propylene - BASELL ORLEN POLYOLEFINS Sp. z o.o. – 65.2%,
- Glycols – Elana Torun – 41.3%.

1.4 Financial resources management

During the year 2004 net financial indebtedness of the Company decreased significantly to achieve a negative value at the end of the year 2004 (the Company managed the gathered surplus of cash and cash equivalents in a safe and efficient way, allocating it for the purchase of UNIPETROL).

The structure of the financial liabilities, taking into account their dates of maturity as well as currencies, in which indebtedness is denominated, is considered positive by external financial institutions.

Loan structure in the Company:	31 December 2003	31 December 2004
Long term	71%	100%
Short term	29%	0%
in USD	43%	50%
in EUR	35%	50%
in zlotys (PLN)	22%	0%

In 2004 the Company used terminable part of the syndicated loan of the long term type obtained from the foreign market and to a small extent it benefited from short term credits, both operational and loans on current accounts, provided by domestic banks, issued short term debt securities within the security issuance program. Revolving part of the syndicated loan was available for use.

The Company pays a great attention to the efficient cash-flows management within its accounts. Since February 2001 a system of financial resources concentration for the whole Capital Group has been in operation. At the end of December 2004 there were 13 companies of the Capital Group active in the system, whereas the whole Capital Group achieves measurable financial gains from optimization of its financial costs and its current liquidity.

Taking into account the possibility of limiting bank charges and improvement of organization of bank services provided hitherto and, in the sequence, including companies within the Capital Group to the same bank service and centralisation of financial resources management, the Company performed reorganisation of its cooperation with banks. Five banks with the highest credibility and equity were chosen for complex service providers; the banks have great experience in managing cash on Polish and foreign markets. The integration and improvement of bank service conditions

Detailed information on maturity dates of credits, loans and debt securities issued by the Company are presented in notes 19D, 20C and 20D to PKN ORLEN S.A. financial statements for the year 2004.

1.4.1 Loans, sureties and guarantees granted to employees and companies of the Capital Group

By the resolution of an Extraordinary General Meeting of PKN ORLEN S.A. dated on 8 Aprli 2004 changes to the "Regulation of Privatisation Fund Usage" were introduced; a number of companies entitled to use the fund increased by adding companies established as the result of restructuring process in PKN ORLEN S.A., which will take part in the project related to Technology - Industrial Park in Plock. It became also possible to use resources form the Privatisation Fund in the form of loans granted for purchase of shares for management buyouts. Possibility of obtaining resources in this way will enable the process of disinvestment decreasing social unrest among the companies' employees.

After obtaining the necessary opinions, including trade unions' opinions, new regulation no. 33/GD/2004 entered into force on 9 August 2004. This regulation concerns borrowings granted from Privatisation Fund of Polski Koncern Naftowy ORLEN S.A., which describes procedures of granting the borrowings in details.

In connection with lack of borrowings repayment in 2004 the following transfer of equity shares to PKN ORLEN S.A. took place: ORLEN Transport Kedzierzyn Kozle Sp. z o.o. – 6 shares, ORLEN Transport Nowa Sol Sp. z o.o. – 15 shares, ORLEN Transport Plock Sp. z o.o. – 1 share, ORLEN Transport Krakow Sp. z o.o. – 125 shares, ORLEN Transport Slupsk Sp. z o.o. - 15 shares, ORLEN Transport Olsztyn Sp. z o.o. - 111 shares. Transfer of the above listed shares took place for the total amount of PLN 37,423.06. The closing balance of indebtedness at the end of 2004 included interests amounts to PLN 973,797.02.

Closing balance of borrowings granted from the Company's Social Fund to employees and pensioners of the Company as at 31 December 2004 amounted to PLN 14,433 thousand, whereas closing balance of borrowings granted to the employees of consolidated companies from the Capital Group, which signed an agreement with PKN ORLEN S.A. on having a common social activity, amounted to PLN 5,742 thousand.

As at 31 December 2004 off-balance sheet liabilities of the Company due to sureties, guarantees and other form of the security of liabilities of other entities amounted to PLN 1,218,562 thousand, including:

subsidiaries on benefit of which guarantee and sureties were granted	in PLN (in thousand)	in the currency of the surety (in thousand)	Maturity date
ORLEN PetroTank Sp. z o.o. Widelka	43,867	43,867 PLN	2008-07-02
Rafineria Nafty Jedlicze S.A.	20,000	20,000 PLN	2006-12-20
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	122	30 EUR	2006-03-31
ORLEN Deutschland AG	119,616	40,000 USD	2005-01-31
ORLEN Deutschland AG	428,295	105,000 EUR	2005-01-31
TOTAL	**611,900**	-	-

Joint-ventures on benefit of which guarantee and sureties, pledge on shares were granted	in PLN (in thousand)	in the currency of the surety (in thousand)	Maturity date
Basell Orlen Polyolefins Sp. z o.o.	152, 963	37, 500 EUR	2005-01-11
TOTAL	**152, 963**	-	-

The key item of off-balance sheet pledges are the sureties granted to the banks in the form of guarantee letters and corporate warrantees with aim to hedge liabilities of ORLEN Deutschland AG resulting from its fuel trade activity.

Moreover the Company pledged a register in respect of the possessed shares in BASELL ORLEN POLYOLEFINS Sp. z o.o. for the record value of PLN 453,699 in order to secure financial liabilities of this entity.

1.4.2 Bond issuance

Bonds issuance is a flexible and effective instrument of gathering financial funds used for payment of current liabilities and repayment of matured securities. Issue is made in form of public auction, in which Bank Handlowy w Warszawie, Bank Pekao S.A. and BRE Bank S.A. participate. A bank which offers the most favourable profitability of issued securities conducts the issuance.

During 2004 the Company was issuing three month bills. On maturity date bills were repurchased or, if cash was needed, they were rolled (new issue) prolonging the period of financing.

Under the Bond Issue Program the Company is able to issue bonds up to the total indebtedness amount not exceeding PLN 700 million.

As at 31 December 2004 there was no indebtedness of the Company from bond issuance.

1.4.3 Cash management

Financial situation of the Company remains stable and safe. PKN ORLEN S.A. has high creditability, which enables it to receive quick and relatively inexpensive external financing. The further syndicate long-term loan agreement signed yet in 2003 in the amount of EUR 500 million made the structure of liabilities stable and on the other hand reduced demand for loans from domestic banks. Thanks to that the bank limits are improved and may be used by the companies of the Capital Group and by the Company again. Simultaneously, the continuation of the bonds issuance program enables the Company to gather financing which is less expensive than that from banking sources.

In connection with free cash and cash equivalents owned in 2004, there were short-term investments made over the year 2004. Free cash and cash equivalents were mainly invested in treasury bonds and treasury bills. Taking into account the guarantee of money resources for the purchase of UNIPETROL all of the investment transactions were short-term and were concluded in the form of Buy-Sell-Backs. As at 31 December 2004 PKN ORLEN S.A. possessed securities worth PLN 1,010,985.60 thousand.

1.5 Changes in financial assets of PKN ORLEN S.A.

As at 31 December 2004 PKN ORLEN S.A possessed directly shares in 80 companies, including:

- 47 subsidiaries (with above 50% share),
- 2 joint venture (with 50% share),
- 4 associated companies (with share between 20% and 50%),
- 27 other minority companies (with below 20% share).

Capital involvement of PKN ORLEN at the end of 2004 decreased by PLN 128,825 thousand in comparison to the end

of December 2003 and amounted to PLN 2,108,666 thousand.

Significant changes in organisational and capital relations in the Capital Group PKN ORLEN during 2004 till the moment of the preparation of the financial statements are as follows:

- On 7 January 2004 PKN ORLEN and ConocoPhillips Central and Eastern Europe Holdings B.V. located in Rotterdam, the Netherlands ("ConocoPhillips") concluded the Agreement concerning the intention to co-operate in the process of privatization of UNIPETROL a.s., a company operating in the Czech oil sector ("UNIPETROL"). The agreement determines preliminary terms of the cooperation of the parties, outlines the proposed ultimate shareholding of the parties in some of the companies of UNIPETROL Group and the potential terms of the acquisition by the parties of some assets of UNIPETROL Group, in the case of the PKN ORLEN successful participation in the UNIPETROL privatisation. On 12 January, 2004 in response to the announcement from 3 November 2003 published by Czech National Property Fund ("NPF") the PKN ORLEN submitted an indicative offer and on 23 April 2004 an offer (the "Offer") for the acquisition of 62.99% of the share capital of UNIPETROL a.s., a company operating in the Czech oil sector, and of the purchase of receivables of state agency Ceska Konsolidacni Agentura ("CKA") from certain entities directly or indirectly owned by UNIPETROL, as well as for purchase of 9,76% of Spolana a.s. share capital currently held by CKA (the "CKA Assets"). PKN ORLEN agreed to pay CZK 11.3 billion for the 62.99 stake in UNIPETROL, CZK 1.0 million for CKA's 9.76% stake in Spolana and approx. CZK 1.7 billion for CKA's receivables with a total nominal value of approximately CZK 3.1 billion and EUR 9.5 million, and USD 4.9 million as at 1 April 2004. On 4 June 2004 PKN ORLEN entered into an agreement with NPF to acquire, subject to appropriate regulatory approvals, 114,224,038 bearer shares of UNIPETROL, each having the nominal value of CZK 100, representing approximately 62.99% of all issued and outstanding shares of UNIPETROL. PKN ORLEN has also reached agreements with CKA to acquire 745,000 bearer shares of Spolana, each having a nominal value of CZK 655 which represents 9.76% of the share capital of Spolana, a UNIPETROL's producing subsidiary, and receivables from some of the companies of the UNIPETROL Group (the "Framework Agreement"). Pursuant to the Resolution of the Government of Czech Republic No. 415, dated on 28 April 2004, the Czech Government authorized sales of Unipetrol and Spolana shares and receivables mentioned above. In 2003 UNIPETROL presented in its audited financial statement a consolidated profit in the amount of CZK 87.7 million, while the consolidated revenues amounted to CZK 67.9 billion. The agreement assumes an adjustment by the value of shares of the company UNIPETROL, as it would include all unexpected changes in the value of UNIPETROL during the period till the transaction is concluded. The formula of the price adjustment bases on the adjusted net book value of the company UNIPETROL at the end of the year 2003 and at the end of a month, in which PKN ORLEN S.A. will acquire a stake in the company UNIPETROL constituting 62.99% of the share capital. The range of the price adjustment in case of UNIPETROL's is limited to a potential adjustment between 5% and 15% up and between 5% and 25% down. The settlement of the purchase price will be made by an Escrow Account. 10% of the purchase will be deposited into the account after the Purchase Agreement of UNIPETROL's Shares, and the remaining 90% of the purchase price will be deposited after all the precedent condition, mentioned in all the three agreements concerning UNIPETROL, Spolana and Framework Agreement, are fulfilled. The agreement was concluded under several conditions precedent, among which are: gaining the antimonopoly consent, the decision of the European Commission that the transaction does not constitute any public aid or that it is compatible with the common market. A large portion of the funds for the financing of this transaction is already provided in the form of the currently available credit limits. The reminder will be arranged for within the time periods indicated in the payment schedules relating to the transaction. The completion of the transaction will not result in any violation of any covenants under the syndicated credit facility agreement. The banks have already offered PKN ORLEN their assistance in financing the transaction in question. Simultaneously PKN ORLEN S.A. signed an agreement concerning the co-operation with AGROFERT HOLDING a.s., which assumes sale of those amongst assets of UNIPETROL, that are not considered as basic for PKN ORLEN's activities. Cooperation with AGROFERT enables PKN ORLEN to keep only the assets of Unipetrol it deems to be core. Pursuant to an agreement with ConocoPhillips PKN ORLEN has agreed to sell with the best effort to ConocoPhillips one third of petrol stations,

belonging to some of UNIPETROL's subsidiaries. In exchange for that, ConocoPhillips has agreed to provide operational advice and operational assistance to PKN ORLEN in stabilizing and continuing the operations of this UNIPETROL subsidiary in the immediate period following the privatization of UNIPETROL. The disposal of certain assets to ConocoPhillips and AGROFERT will reduce the amount of funding required for this transaction. The transactions contemplated with ConocoPhillips and AGROFERT are expected to close by the end of 2005.

The purchase of the company UNIPETROL constitute one of the subsequent significant steps in the strategy of PKN ORLEN, because it creates an exceptional opportunity to extend the geographical area of its activity, to enter the attractive Czech market and to strengthen its position in the southern Poland. The Company considers itself as a long term strategic investor and regional consolidator of the most important refining assets and retail distribution of UNIPETROL.

- On 19 April 2004 changes in the contract of partnership of the company CPN Marine Service Sp. z o.o. located in Gdansk. They concerned changes in the subject of the activity of the company and extension of its share capital. The share capital was increased from the amount of PLN 50 thousand to the amount of PLN 1,000 thousand by issuing 1,900 new shares at the nominal value of PLN 500 each. The shares in the increased capital were taken by the sole shareholder – PKN ORLEN and covered in total in the form of money resources. At the same time the name of the company was changed from CPN Marine Service Sp. z o.o. to Centrum Komercjalizacji Technologii Sp. z o.o. The subject of the activity is advisory service concerning running business and management.
- The Registered Court in Elmshorn (Germany) registered on 11 May 2004 an increase in the share capital of ORLEN Deutschland Immobilien GmbH located in Elmshorn, Germany. The share capital was increased from EUR 30 million to EUR 60 million, i.e. by the amount of EUR 30 million as the consequence of a merger with ORLEN Deutschland GmbH and the change of contract of partnership. The shares in the increased capital were taken by the sole shareholder – PKN ORLEN and covered in total in the form of cash contribution. At the same time on 11 May 2004 following companies were deregistered as the result of the merger:
  1. Jewel Tankstellen Nord GmbH (taken over by AMF Service GmbH)
  2. Orlen Tankstellen Aktiengesellschaft (taken over by AMF Service GmbH)
  3. NTG Norddeutsche Tankstellen AG (taken over by ORLEN Deutschland Immobilien GmbH)
  4. AMF Service GmbH (taken over by ORLEN Deutschland GmbH)
  5. ORLEN Deutschland GmbH (merged with ORLEN Deutschland Immobilien GmbH).

  Moreover the name of the company ORLEN Deutschland Immobilien GmbH was changed to ORLEN Deutschland GmbH. On 27 May 2004 the Registered Court in Elmshorn registered ORLEN Deutschland GmbH as a joint-stock company under the name of ORLEN Deutschland AG. The company specializes in fuel wholesale and retail. PKN ORLEN owns 100 % of the total shares in ORLEN Deutschland AG.
- On 11 May 2004 PKN ORLEN S.A. purchased 3,450 shares at the nominal value of PLN 500 each in the company ORLEN Petroprofit Sp. z o.o. located in Niemce constituting 15% of its share capital and the same amount of voting rights on the General Shareholders Meeting as a result of the sale agreement concluded with Profit Sp. z o.o. in Swidnik. The total price for the purchased shares amounted to PLN 5,750 thousand. As a consequence of the above mentioned transaction PKN ORLEN became the sole shareholder in the company Petroprofit Sp. z o.o. An increase of the capital engagement in the company Orlen Petroprofit Sp. z o.o. is an integral part of the PKN ORLEN's strategy, which assumes the process of systematization of the capital structure of the Regional Market Operators.
- On 7 June 2004 a change in both the amount and structure of the initial capital of ORLEN Powiernik, based in Plock were registered. The initial capital of ORLEN Powiernik was increased from PLN 4,000 to PLN 25,000 and divided into 50 shares with a par value of PLN 500 each. The capital was increased through a cash contribution from PKN ORLEN. The total number of shares was taken by the sole shareholder - PKN ORLEN and covered in the form of cash contribution.
- On 30 June 2004 PKN ORLEN purchased 5,200 shares in ORLEN Morena Sp. z o.o., based in Gdansk ("ORLEN Morena"), with a par value of PLN 1,000 each, representing 49.52% of the initial capital of ORLEN Morena and the same number of voting rights at its Shareholders' Meeting, at a total price of PLN 5,954 thousand as a result of the agreement between PKN ORLEN and FOX-OIL Sp. z o.o. based in Gdansk. Following the above mentioned

transaction, PKN ORLEN is the sole shareholder of ORLEN Morena's. An increase of the capital engagement in ORLEN Morena Sp. z o.o. is an integral part of the PKN ORLEN's strategy, which assumes the process of systematization of the capital structure of the Regional Market Operators.

- On 1 July 2004 PKN ORLEN signed a agreementt regarding the sale of the assets constituting a self-operating unit of PKN ORLEN – Lubrificant Oil Division, at a total net price of PLN 47,391,125.96. The buyer of the above mentioned assets was ORLEN Oil Sp. z o.o. with its headquarters in Cracow. The above transaction represents a further step in the restructuring process conducted by PKN ORLEN. It aims at consolidation of production and sales of engine and lubricant oils in the Capital Group and represents also a further stage in the process of integrating the production of oil bases and the production and sale of finished products such as engine and lubricant oils. As of the date of signing the agreement, PKN ORLEN possessed 9% of the share capital of ORLEN Oil Sp. z o.o. On 11 August 2004 the District Court in Cracow registered an increase of the share capital in the company ORLEN Oil Sp. z o.o. Share capital of Orlen Oil Sp. z o.o. amounting to hitherto PLN 43,558 thousand was increased to PLN 75,093 thousand. The stake in the share capital was covered fully in cash by PKN ORLEN S.A. After an increase of the share capital of the company ORLEN Oil the stake of PKN ORLEN in the share capital of the company increased from 9% to 47.2%. The remainig stakes are possessed by Rafineria Trzebinia S.A. (43.8%), Rafineria Nafty Jedlicze S.A. (4.5%), Rafineria Czechowice S.A. (4.5%). Each stake gives a one voting right at the Shareholders' Meeting. The aim of an increase of the share capital is to raise funds for partly financing of the purchase by ORLEN Oil the assets constituting the Lubricant Oil Division of PKN ORLEN S.A. All undertaken actions are connected with the strategy of integrating oil assets of PKN ORLEN S.A. in ORLEN Oil in order to create a uniform centre responsible for managing oil segment of the PKN ORLEN's business.
- On 14 July 2004 the District Court for the capital city Warsaw registered the company Plocki Park Przemysłowo-Technologiczny S.A. located in Plock, in which PKN ORLEN S.A. gained 50% of the share capital, it means 50,000 bearer privileged shares series A at the nominal value PLN 10 each, constituting 50% of voting rights at the shareholders' meeting. Shares taken were covered by PKN ORLEN in cash contribution in two portions till the end of 2004. The subject of the activity of the company Plocki Park Przemyslowo-Technologiczny S.A. is among others the activity connected with managing the holding , advisory in the area of running a business, management and administration, sale and purchase of real estates on own account. The remaining 50% of shares of the company, it means 50,000 bearer privileged shares series A at the nominal value of PLN 10 each were taken by the legal entity of the public law under the name of "Miasto Plock". Taking shares in Plocki Park Przemyslowo-Technologiczny S.A. is considered to be a long term investment of PKN ORLEN S.A.
- On 6 September 2004 the District Court in Opole, VIII Economic Department of the National Register Court, registered changes in the contract of partnership of the company ORLEN Transport Kedzierzyn-Kozle Sp. z o.o. located in Kedzierzyn-Kozle concerning an increase of the share capital of the company. The share capital was increased from PLN 5,389,500.00 to the amount of PLN 10,009,000.00 – by the amount of PLN 4,619,500.00. The stakes in the increased share capital were taken wholly by PKN ORLEN S.A. and covered by contribution. As a result of an increase of the share capital of ORLEN Transport Kedzierzyn-Kozle Sp. z o.o. the stake of PKN ORLEN S.A. increased from 89.35% to 94.27%, the remaining stakes are possessed by the company's employees. After the registration of an increase of the share capital of the company the total volume of voting rights in the company amounts to 20,018. The record value of the assets contributed to ORLEN Transport Kedzierzyn-Kozle Sp. z o.o. by PKN ORLEN amounts to PLN 1,658,687.16.
- On 10 September 2004 the District Court for the capital city Warsaw, XXI Economic Department of the National Register Court registered the company ORLEN Eko Sp. z o.o. located in Plock, in which PKN ORLEN S.A. took 100% shares at the nominal value of PLN 500 each, constituting 100% of voting rights at the shareholders' meeting. The stakes taken in the amount of 4,000 were covered by PKN ORLEN S.A. in the form of cash in the amounting to PLN 2,000,000. The core business of the company ORLEN Eko is waste administration.
- On 3 January 2005, the District Court in Opole, VIII Economic Department of the National Register Court, registered a merger of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o., headquartered in Opole (transferee company), with the following companies (offeree companies):

-Serwis Katowice Sp. z o.o., headquartered in Katowice,

-Serwis Kedzierzyn - Kozle Sp. z o.o., headquartered in Kedzierzyn - Kozle,

-Serwis Kielce Sp. z o.o., headquartered in Kielce,

-Serwis Lodz Sp. z o.o., headquartered in Lodz,

-Serwis Rzeszow Sp. z o.o., headquartered in Rzeszow.

the take-over of the total assets of the offeree companies by Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. (merger by take-over). In accordance with the above, the changes in the contract of partnership were made concerning an increase of the initial capital of Zaklad Urzadzen Dystrybucyjnych by PLN 222,700, from PLN 6,536,500 hitherto to PLN 6,759,200. Shares in the increased capital, with a nominal value of PLN 50 each, were taken by the shareholders of the offeree companies. As a result of an increase of the share capital of the company Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. the stake of PKN ORLEN S.A. decreased from 99.94% to 96.65%. After the registration of the merger of companies and an increase of the share capital of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. the total volume of voting rights amounts to 135,184. The registration of the merger of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. with Serwis Katowice Sp. z o.o., Serwis Kedzierzyn-Kozle Sp. z o.o., Serwis Kielce Sp.z o.o., Serwis Łodz Sp. z o.o., Serwis Rzeszow Sp. z o.o. results in cancellation of offeree companies from the register.

- On 28 January 2005 the District Court in Cracow, XII Economic Departament of the National Register Court, registered change of the amount and structure of share capital in Rafineria Trzebinia S.A. in Trzebinia. The share capital was decreased from PLN 43,041,890 to PLN 42,995,350 and is divided into 4,299,535 shares at the nominal value PLN 10 each. A decrease of the share capital of Rafineria Trzebinia S.A. results from the resolution No. 1 of the Extraordinary Shareholders' Meeting of the company from 28 December 2004 concerning amortization of 4,654 shares of Rafineria Trzebinia S.A. After a decrease of the share capital of the company Rafineria Trzebinia the stake of PKN ORLEN in the share capital of the company amounts to 77.15%. The remaining shares are possessed by the State Treasury – 9.19%, other – 13.66%. Each share gives one voting right at the shareholders' meeting.

During 2004 there were sales of the stakes possessed by the Company in following companies:

- On 21 April 2004 PKN ORLEN S.A. signed preliminary agreement on disposal of all shares held (9,600 shares constituting 40% of initial capital) in Flexpol Sp. z o.o. located in Plock (Flexpol). The book value of shares amounts to PLN 4.8 million, while selling price amounts to PLN 7.2 million. Disposal of all shares of Flexpol Sp z o.o.the held by the Company to Przedsiebiorstwo Produkcyjno-Handlowe Gasior Sp. z o.o. took place on 28 July 2004. The closing of the promised disposal agreement followed satisfying the last requirement: selling by the Company to the Investor all the fittings rented currently by Flexpol from PKN ORLEN at the gross price of PLN 26,108 thousand as well as real estate rented by Flexpol from PKN ORLEN till that date at the gross price of PLN 12,932. Flexpol paid to the so far shareholders dividend in the amount of PLN 3 million for 2003, that is for PKN ORLEN S.A. PLN 1.2 million.
- On 11 May 2004 based on the agreement of shares disposal, PKN ORLEN S.A. disposed to Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. all the shares held (5,913 shares) in Serwis Lodz Sp. z o.o., at par value PLN 100 each, constituting 97.3% of the initial capital and 97.3% voting rights at the Shareholders Meeting, at the total price amounting to PLN 591,300 to Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. The above mentioned transaction is a following step in the process of selling of non-core companies. PKN ORLEN S.A. posses 99.94% in the initial capital of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.
- On 12 May 2004 PKN ORLEN S.A. disposed to Brenntag Polska Sp. z o.o. 4,000 shares in ORLEN Polimer Sp. z o.o. at par value of PLN 500 each, constituting 100.00% of the initial capital and 100.00% of voting rights at the Shareholders Meeting, for the total price amounting to PLN 5,803,782.41. The above mentioned transaction is a following step in the process of selling of non-core companies. The Company realized gross profit at the level of PLN 3,803,782.41 on that transaction.
- On 29 July 2004 PKN ORLEN disposed to Nijman Zeetank International Transport Sp z o.o. located in

Sandomierz, all the shares held in the initial capital of ORLEN Transport Lublin Sp. z o.o. located in Lublin, which is 31,845 shares at par value of PLN 500 each. The disposed shares constitute 98.45% of the initial capital of ORLEN Transport Lublin and the same number of voting rights at the Shareholders Meeting of its company. The value of the transaction amounted to PLN 16 million (on 29 July 2004 the book value of shares possessed by PKN ORLEN S.A. amounted to PLN 15,922,490). The remaining 1.55% of shares in the initial capital of ORLEN Transport Lublin are in possession of current and previous company's employees. Disposal of shares took place on 2 April 2004 as a result of the sales agreement concerning shares of ORLEN Transport Lublin Sp. z o.o. concluded between PKN ORLEN S.A. and the Investor on 2 April 2004, as well as meeting all the precedent conditions, including positive decision from the Polish Office for Protection of Competition and Competitors and the Ministery of Interior and Administration and confirmations from the other shareholders of ORLEN Transport Lublin concerning not exercising their pre-emption rights.

- On 16 of August 2004 the group of shareholders on behalf of employees of Petrotel Sp. z o.o. repurchased from PKN ORLEN S.A. a package of 440 shares of Petrotel Sp. z o.o. for the amount equal par value of one share that is PLN 1 thousand per each share, amounting in total to PLN 440 thousand. The remaining shares it means 229 units were purchased by the entitled shareholders of Petrotel on 7 September 2004. As a result of the above agreements the share of PKN ORLEN S.A. in the initial capital of Petrotel decreased from 88.80% to 80.65%.

1.6 Profit and loss statement

1.6.1 Revenue

In the year 2004 sales of finished products, goods for resale and materials of PKN ORLEN S.A. amounted to PLN 28,996,289 thousand, which is 17.7% more than in the year 2003. An increase in volume sales of finished goods by 4.5% (including light products by 4.9%, ethylene by 7.3%, prophylene by 8.5%) was accompanied by an increase of the value of sales revenues in connection with high quotations of fuel prices on the world stock exchanges (an increase of quotation of petrol by 35.0%, diesel by 40.0%, Ekoterm by 37.5% and air fuel Jet A-1 by 41.4%).

1.6.2 EBIT

Profit on sales of PKN ORLEN S.A. for the year 2004 amounted to PLN 2,825,463 thousand and it was higher by 163.6% in comparison to the profit on sales in the year 2003. Such level of an increase of profit on sales was achieved by taking advantage of favourable circumstances on the market. An increase of the margins from quotations of core products (petrol by 41.5%, diesel by 66.1%, Ekoterm by 62.4% and air fuel Jet A-1 by 70.9%) and over 2-time increase of the differentiation between quotation of Ural and Brent oil from /-1.76/ to /-4.12/ USD/bbl were assisting elements. The Program of the Reduction of Operating Costs was also very important in creating the result for the year 2004, especially in the area of production and logistics. In 2004 the Company recorded a decrease of the volume of retail sales of fuels (petrol, diesel, LPG) by 1.8% and a decrease in retail margin on the sales of fuels. During the year 2004 the sales efficiency decreased (taking into account the volume of sales of fuels per one fuel station) by 0.9%.

In 2004 the Company incurred a loss on other operational activity amounted to PLN 220,523 thousand in comparison to the previous year profit of PLN 100,303 thousand. Such considerable disproportions result from presenting in the financial result for the year 2003 the effects of contribution of self-operating unit of the Company to Basell Orlen Polyolefins Sp. z o.o. Other operating profit resulting from the difference between the book value of the contributed assets and liabilities and the fair value of obtained stakes in Basell Orlen Polyolefins Sp. z o.o. amounted to PLN 226 million. Operating profit (EBIT) in 2004 amounted to PLN 2,604,940 thousand and is higher by 122.2% than the profit achieved in the previous year.

1.6.3 Financial activity

During 2004 gain on financial activities amounted to PLN 287,889 thousand, as compared to the loss of PLN 23,923 thousand recorded in 2003. The gain on financial activity was caused by higher than in 2003 increase of financial revenues in comparison with increase of financial costs. Financial revenues in 2004 amounted to PLN 545,120 thousand and increased in comparison to 2003 by PLN 283,606 thousand and this was caused by positive tendency of foreign exchange rates (increase of positive foreign exchange differences in 2004 by PLN 306,577 thousand). At the same time the Company noticed decrease of financial costs by PLN 28,206 thousand in comparison to 2003 resulting among other from a decrease of interest costs (a decrease of the demand for the external financing).

1.6.4 Extraordinary gains and losses

Negative (PLN 2 thousand) result on extraordinary activities had a slight impact on the Company' net result.

1.6.5 Gross profit, income tax and net profit

PKN ORLEN S.A. generated in 2004 gross profit in the amount of PLN 2,892,827 thousand (increase by 151.9% compared to 2003). Increase in gross profit was accompanied by increase in income tax charge by 180.1%.

In 2004 the Company generated net profit in amount of PLN 2,330 million and was higher by 146.0% comparing to previous year's result. In relation to increasing tendency in crude oil prices LIFO effect amounted to minus PLN 190 million in 2004 and generated the Company's net result at the level of PLN 2,140 million.

1.7 BALANCE SHEET

1.7.1 Total assets

As at 31 December 2004 total assets of the PKN ORLEN S.A. amounted to PLN 15,635,012 thousand and increased by PLN 1,926,154 thousand (by 14.1%) in comparison to 31 December 2003. As far as assets are concerned, the main part, which amounts to 56.2% of total assets, was constituted by fixed assets (64.5% as at 31 December 2003). In equity and liabilities, the major part is shareholders equity constituting 67.0% of total liabilities as at 31 December 2004 (61.4% as at 31 December 2003). Comparing certain balance sheet captions as at 31 December 2004 and 31 December 2003 the following can be noted:

– decrease in non-current assets by 0.7% to the level of PLN 8,785,446 thousand mainly as the result of decrease in long term investments (by 5.4%).

– increase in current assets by PLN 1,986,928 thousand, i.e. by 40.9% to the level of PLN 6,849,566 thousand. Growth of current assets is the result of increase in short term investments by PLN 1,558,305 thousand, which was caused by appearing of debt securities (mainly bonds and government bills) in the amount of PLN 1,016,899 thousand and cash and cash equivalents by PLN 228,369 thousand. Short term receivables during the 12 month period ended 31 December 2004 increased by PLN 470,575 thousand, mainly due to increase of trade receivables by PLN 374,489 thousand. Growth of inventory amounted to PLN 115,921 thousand (4.5%).

– increase in the shareholders' equity by PLN 2,060,184 thousand up to the level of PLN 10,470,633 thousand mainly as a result of an increase of the net financial result achieved by the Company during the year 2004. The level of the capital reserves increased by PLN 670,875 thousand mainly due to the distribution of the profit amounting to PLN 651,770 thousand. In 2004 the dividend for the year 2003 in the amount of PLN 278,011 thousand was paid (in the year 2003 PLN 58,825 thousand).

– decrease in the liabilities and provisions for liabilities by PLN 134,030 thousand to the level of PLN 5,164,379 thousand results mainly from a decrease of trade liabilities by PLN 159,243 thousand (12.3%), whereas there was an increase of the provisions' level by PLN 213,228 thousand.

1.7.2 Net financial indebtedness

At the end of the year 2004 the level of long-term and short-term loans, borrowings and debt securities issued amounted to PLN 1,413,570 thousand and was lower by PLN 815,225 thousand in comparison to the level at the end of the year 2003. The net financial indebtedness (calculated as loans, borrowings and debt securities less cash and cash equivalents) decreased by PLN 1,043,594 thousand to the amount of PLN 1,122,432 thousand in comparison to the year 2003. A significant decrease in net financial indebtedness whereas there was an disproportional increase in equity led to improvement of financial debt to equity ratio (loans, borrowings and debt securities less cash and cash equivalents to equity) from the level of 25.8% as at 31 December 2003 to 10.7% as at 31 December 2004.

1.8 Cash flow statement

1.8.1 Operating activity

In 2004 net cash flows from operating activities amounted to PLN 2,883,077 thousand and were higher by 132.9% than cash flows from operating activities in 2003.

The most important factors influencing cash flows positively in 2004 in comparison to the year 2003 were:

- increase in net profit by PLN 1,382,574 thousand,
- increase in the level of short and long term liabilities, apart from credit and loans by PLN 469,390 thousand whereas there was a decrease in 2003 by PLN 83,905 thousand,

- increase in the level of provisions for liabilities by PLN 195,669 thousand whereas there was a decrease in 2003 by PLN 72,095 thousand,

At the end of the year 2004 the net working capital (current assets less short term liabilities) amounted to PLN 4,044,798 thousand whereas the net working capital at the end of 2003 amounted to PLN 1,669,353 thousand. It results mainly from an increase of short term investments, including the level of the debt financial securities (mainly treasury bonds and treasury bills).

1.8.2 Investing activity

The net cash flow from the investing activity in 2004 amounted to PLN (-) 1,783,374 thousand, whereas in the previous year achieved the level of PLN (-) 1,289,776 thousand. Such level of the net cash flow from the investing activity was a result of higher expenditure for financial assets (treasury bonds and treasury bills).

1.8.3 Financing activity

In 2004 the net cash flow from the financing activity amounted to PLN (-) 873,785 thousand whereas in 2003 amounted to PLN 53,229 thousand. A positive result on this activity was the consequence of a significant increase of the level of obtained loans and issuance of debt securities, which were mainly the source of the financing of the expenditure for tangible investments and expansion of the business activity in Germany.

1.9 Employment

At the end of the year 2004 the Company's employment amounted to 5,701 persons, which is connected with a decrease in comparison to the end of 2003 by 586 persons. A decrease in the employment results mainly from the restructuring process and natural employees' movements.

1.10 Description of significant off balance sheet items

At the end of 2004 the total amount of contingent liabilities in respect of the related companies amounted to PLN 1,218,562 thousand, in 2003 PLN 961,156 thousand. The above amount is the result of the guaranties and sureties granted and a pledge on shares.

1.11 Predicted economic performance

The following factors should be considered while assessing future financial position of the Company:

- fluctuations of crude oil prices which affect the costs incurred by the Company and cause fluctuations of margins realized on products,
- fluctuations of prices of finished products on worldwide markets, what influence, through parity of import, both level of fuel prices and margins,
- trends in fuels consumption in Poland resulting from among others, pace of economic growth and unemployment rate,
- fluctuations of exchange rates which could cause changes in costs of debt servicing, purchase cost of crude oil and other raw materials in foreign currencies and changes in value of prices, margins and land premium,
- realization of the announced PKN ORLEN S.A. plan of development of retail activities,
- economic effects reached as a result of continued and newly commenced optimizing programs and benefits from implemented savings and effectiveness programs (Comprehensive Operational Cost Cutting Program, Margins Optimization System, Risk Management System and Value Based Management System, CAPEX Optimization System),
- effectiveness of fuel retail business in Germany,
- expenditures for the purchase of UNIPETROL and restructuring processes,
- synergies resulting from taking over UNIPETROL assets for management,
- restructuring of the logistics assets,
- activity of a joint-venture company with Basell Europe Holdings BV which produces petrochemicals based on existing installations, starting from year 2005 production of petrochemicals will be based on new installations,
- activation of Olefin II after rewamping,
- change of fiscal policy related to corporate income tax and excise tax.

II. MAJOR ACHIEVEMENTS IN THE AREA OF RESEARCH AND TECHNICAL DEVELOPMENT.

High quality of products and client service while fully respecting environment protection requirements has been the target of PKN ORLEN S.A. in its production, distribution and trade activities.

That aim is one of the components of an integrated system of environment protection implemented in 2003. In 2004 intensive works concerning preparation of application for integrated permission for Production Plant in Plock, which is considered to be "ecological passport" indispensable for the Company's being, were conducted. On 20 October 2004 all documentation was handed in to Wojewodship Office and the final decision is expected at the turn of the first and second quarters of 2005.

For the purpose of keeping the systems of environment and quality management at the proper level and taking the industrial safety regulations into consideration, audits were conducted in 2004 concerning those subjects, i.e.:

- In January 2004 the recertfication audit of the Quality Management System run by Bureau Veritas Quality International (BVQI) was finished. The audit included organizational divisions of: the Company Head Offices in Plock and Warsaw, Production Department in Plock and five Regional Organizational Offices. The audit has confirmed the adaptation of the operating Quality Management System to new PN–EN ISO 9001:2001 standard requirements. On 28 January 2004 PKN ORLEN S.A. was granted with the system certificate concerning the manufacturing, wholesale and retail. In October 2004, the proper operating of the system and the fact of maintaining the rights to the certificate was confirmed by the supervision audit.

- In February 2004 BVQI conducted the supervision audit of the operating Environment Management System. It was also connected with the certification of the System implemented for fuel warehouses. The positive outcome of the audit was the base to prolong the validity of the certificate for the System conformity to ISO 14001 international standard granted in 2000 and extending its scope for fuel warehouses. This means that the Environment Management System is being supervised and improved properly. The certificate has been prolonged for the next three years with validation date till April 2006 and has two certifications: British UKAS and Dutch RvA. Each year supervision audits for maintaining the validity of the certificate will be carried out.

- In February 2004 in the area of Reformers the certificate audit of Industrial Safety System was carried out by auditors from Central Institute of Labour and State Labour Inspectorate. In June 2004 under the decision of Committee, PKN ORLEN S.A. was granted with the certificate of Industrial Safety Management System conformity to PN-N 18001:2004 standard requirements. The system has been progressively implemented in other divisions of Main Plant.

- The Quality Management System consistent with PN-EN ISO/IEC17025:2001 standard was implemented in the Company's laboratory of Environmental Tests. In September 2004 the certificate audit was carried out by the auditors from Polish Center of Certifications. The audit resulted with the application for granting the certification for the laboratory.

- In October 2004 in the Main Plant in Plock the supervision audit of Quality Management System was conducted. The System operates under AQAP standard, which is obligatory for suppliers of NATO army forces. The audit carried out by Department of Quality and Management Systems covered the range of operations of Agent for Managements Systems as well as sales, logistics, crude oil supplies and production services which are responsible for supplies for the army. The outcome of the audit, based on new AQAP 2120:2003 standard requirements, confirmed compliance with its requirements and was the basis for granting the Company with the Certificate of conformity with AQAP 2120 requirements.

In 2004 due to requirements resulting from the EU membership it was necessary to apply new environment management projects and systems, among others the principles for trading of carbon dioxide emission rights. The rules of system and commitment of 141 countries, including Poland, for decreasing carbon dioxide emission by 5.2% till the year 2012, came into force on 16 February 2005. The system's principle is that the company that invests in technology and reduces the carbon dioxide emission below the limit granted will be able to resell the surplus to the other company and to generate profit on such transaction.

For the purpose of cost optimization of land reclamation on petrol and base stations applications were submitted to appropriate local authority with indication that land or soil pollution was caused by another entity i.e. previous user Centrala Produktow Naftowych S.A. According to 12 article of the introduction act bodies approving applications have a

year period to decide whether circumstances of pollution entitle to make an entry in the register stating that previous possessor had contaminated land.

As PKN ORLEN S.A. does not posses its own laboratories and does not employ scientists on regular research post and orders research and development work to research and development centres and organisations, universities and all types of companies and associations providing such services.

In 2004 there was much work done, crucial for the Company, connected with elaboration of new products technologies, improvement of the manufactured products quality, the improvement of the manufacturing technology and more efficient utilization of components used to production. The necessity to undertake such works resulted from the Company's care for customers concerning both assortment and quality of goods.

The most important tasks accomplished within the production area are the following:

1. Contract with Shell for the „Program of Profit Improvement through reasonable reduction of the maintenance costs and optimisation of production installation working time".
2. "Development of technology for diesel production with the content of sulphur below 10mg/kilo". Contractor: Institute of Oil Technology in Krakow. In accordance with a binding decree Minister of Economy, Employment and Social Policy as of 23 December 2003 concerning quality requirements for liquid fuels (Journal of Law from 31 December 2003), diesel with content of sulphur below 10mg/kg should be available in Poland starting from 1 January 2005 and from 1 January 2009 only diesel with the content of sulphur below 10mg/kilo could be available for sales. Due to works undertaken production technology for a new kind of diesel oil with content of sulphur below 10mg/kilo was developed. Tests of physical, chemical and functional properties of base and finish fuel were performed. Compatibility of upgrade additives with chosen engine oils was also tested.
3. Work: "Testing of low-temperature properties and selection of cold flow improver to diesel and light heating oils, which include the components from hydro-cracking after revamping". Contractor: Institute of Oil Technology in Krakow. The necessity to undertake such works results from the fact that component of diesel and heating oil coming from hydro-cracking is difficult to cold flow improver properties and even slight change in its production technology can make it difficult to meet the low-temperature properties required by standards or even make it impossible.
4. Work: "Technology development of new unleaded petrol ("Extreme") with extreme high properties and technology of racing petrol." Contractor: Institute of Oil Technology in Krakow. As a result of conducted works, two variants of technology production were prepared:
   - fuel with extreme high drivibility properties,
   - fuel for rally cars with engines without turbo compressors and with engines with turbo supercharging.
5. "Technology development of light heating oil Ekoterm Plus with content of sulphur not higher than 0.10% (m/m)". Contractor: Institute of Oil Technology in Krakow. Within the works conducted, tests of physical, chemical and functional properties of base light heating oil with the content of sulphur below 0,10% (m/m) were carried out.
6. "The use of atmospheric residue of Hydro-cracking as a raw material for base oils II group with the Oil Department installations". Contractor: Institute of Oil Technology in Krakow.
7. "Laboratory and engine quality assessment of diesel Ekodiesel Plus 50 according to the Company's Standard". Contractor: Central Oil Laboratory in Warsaw.
8. "Improvement of recipes and production technology of PETRYGO Q for industrial and laboratory scale". Contractor: Warsaw Technical University, Institute of Chemistry in Plock.

In 2004 a lot of work resulting from law and formal requirements of conclusions and recommendations included in different reports and analysis. The purpose of this work is to limit the environmental risk which results from the Company's activities, to improve the safety of employees operating technology objects, to improve the safety for local society and to create the Company's reliability among workers and its environment. These works included:

1. Work: "Development of security conception concerning premises close to HF alkylation's installation in a case of outflow of hydrogen-fluoride acid." Contractor: ORLEN Projekt S.A. in Plock. The necessity to perform works

2. Work: "Comparison of Polish and British approach to risk minimization of soil and underground water pollution caused by newly-built petrol stations in the respect of securities related to the risk of water-soil environment pollution". Contractor: WS ATKINS Polska Spolka z o.o. located in Warsaw. Formal requirement – the report will be used during negotiations on "increasing environmental pollution" insurance' conditions of new-built petrol stations.
3. Work: "Performing analysis of dust, falls and soil according to Wojewodship Office's decision". Contractor: Research and Development Centre PR in Plock. Wojewodship Office's decision – sign OS.I.7640/4/97 as of 23 December 1997 which obliges the Company to conduct environmental monitoring.
4. Work: "Carrying out of guarantee measurements of reconstructed boiler OOG-320(K2) in Heat and Power Generating Plant of PKN ORLEN S.A.". Contractor: Research and Measurement Plant of Power Engineering "ENERGOPOMIAR" Sp. z o.o. in Gliwice (Zaklad Pomiarowo-Badawczy Energetyki "ENERGOPOMIAR" Sp. z o.o. in Gliwice). Formal requirement – necessity to confirm basic parameters of the boiler work after its reconstruction (the parameters are guaranteed in the contract), determination of the basic pollutions emission and measurement of the noise level.
5. „Preparing long term forecast for fuel and energy economy development till the year 2025, particularly for the issue concerning liquid fuel". Contractor: Agency of Energy Market in Warsaw. This obligation resulted from the Act as of 10 April 1997 – Energy Law, which obliges the Minister of Economy to prepare, in cooperation with appropriate ministers, framework for state policy concerning the long term (not shorter than 15 years) forecast for the development of energy and fuel economy. The necessity to finance these works by the Company results from settlements and obligations imposed on the Company.
6. „The Concept of fire alarming and detecting gas hazard for PKN ORLEN S.A., the Main Plant in Plock". Contractor: NOMA 2 Sp. z o.o. in Katowice – recommendations of After Alarming Commission, the need for increasing the security level.
7. Performing and updating of "Cards for characteristics", "Written instructions for Drivers" and "Certificates" for the Company's products, unfinished goods and waste. This work results from the Decree of Minister of Health and Social Security Policy as of 21 August 1997 (with this year amendments) concerning hazardous substance which pose danger for men's health and life – the producer and supplier of hazardous chemical substance is obliged to have cards for characteristics of this substance, make it available for receivers for free and inform them about all introduced changes.
8. Work connected with current monitoring of corrosion process in production installations. In 2004 the following installations were subject to constant control: DRW II, DRW III, DRW IV, DRW VI, and vapour generator on DRW II, Installation of Slot Distillation Unit, Cracking Installation for Catalysys II and Hydro-cracking Installation, OLEFINY II.
9. "Analysis of microbiological purity of fuel, diesels and heating oil in new terms of preventive dosing of biocides". Contractor: Institute of Oil Technology in Krakow.

The care for our clients makes as to order different kinds of works connected with not only the quality control of our products, but also examining the influence of external factors on products quality and works connected with lowering the negative influence of our products used in exploitation on the environment. Such works include:

1. „Assessment of user's properties of light heating oil". Contractor: Institute of Oil Technology in Krakow.
2. „Preparing purifying technologies for used radiator liquids, with the membrane method." Contractor: Industrial Chemistry Institute in Warsaw.

At present a company is not able to operate without effective support from the information technology. IT secures all necessary sources relating to information environment systems and architecture required to achieve the strategic goals of PKN ORLEN S.A.

The most important projects initiated and completed in 2004:

1. VBM – Value Based Management – within the second phase of VBM, SEM-BPS system for budgeting and planning which covers all process in PKN ORLEN S.A. was implemented. For the project purposes the database in SAP-BW system was developed and 195 planning applications was implemented under the valid business concept.
2. European Union – adjusting business process and systems in PKN ORLEN S.A. and other companies from the Group to the new law solutions resulting from the EU integration.
3. Integrating FLOTA card system with European Orlen-DKV system through implementing co-branded Orlen-DKV cards. Customers' service and card transactions settlement have been already integrated.
4. The system of planning the fuel supplies to PKN ORLEN S.A. stations was improved in order to fully control the process of supply. New mechanisms of automatic exchange of data between transport companies, supporting the planning process were implemented.
5. The Audit of Information Systems Security was carried out and the Company started to implement the audit recommendations included in long term plan.
6. Changes in POS systems in fuel stations resulting from recommendations of Security Audit were implemented.
7. Sale of telecodes in fuel stations was implemented.
8. New solutions for logistics of Vitay prizes were introduced. Taking over the warehousing service from an external operator and implementation of MRP functionality enabling to automatically refresh the stock level of Vitay prizes on fuel stations.
9. Main business system and POS systems on petrol stations were adapted for new format of bank accounts' numbers – IBAN.
10. Second stage of implementation of new staff-wages system (SAP HR) was finished. New staff-wages system includes i.e. recruitment, employees' self-service and manager's desk.
11. Implementation of Help Desk system – modernization of IT tools in order to improve the internal client service quality through introduction of professional tool for contact with business user.
12. Choosing the partner for the exchange of card's terminals on fuel stations, completing the creation and tests of new application for cards.
13. Introducing system of pin codes control of external fleet cards on petrol stations.
14. Implementation of software for the gastronomy on fuel stations.
15. Servicing fleet cards on motorways.
16. Transfer of Oil Division to ORLEN Oil Sp. z o.o., ensuring necessary infrastructure and service in key systems. Implementation into SAP HR system services for Oil Division.
17. Implementation of the new employees' agreements in the companies: PetroEltech and PetroMechanika into SAP HR system.
18. Implementation of salary's management in CM module in SAP HR system.
19. Support of sales representatives in wholesale – creation of supporting software:" Activity of Wholesale", the set of reports creating the wholesale client profile.

21. Implementation of the system for Nuvit marketing analysis in DataMining technology which is based on VITAY system data.
22. Implementation of the system for clearing VITAY data.
23. Activating new hardware platform for VBM project and for production system (servers, discount matrix) of data warehouse SAP BW.
24. Project of technological upgrading Windows domain to Active Directory was carried out.
25. The new version of the system for managing the amendments implementation (Patch management) was introduced – SMS 2003.
26. Participation in implementation of systems within the production area: RIS (Refinery Information System) and participation in development of the concept for the dispatching system of fuel warehouses.
27. Implementation of central billing for stationary telephones.
28. Preliminary works and signature of the agreement concerning the Microsoft license (Agreement Enterprise/ Select) for PKN and the Capital Group.
29. Preparing infrastructure for ODRA project office.
30. Expanding access to the Internet. Rebuilding of interior nodes and activating additional digit item 2 Mbps.
31. Installation of new routers within corporate network.
32. Activating WLAN network in PKN ORLEN locations.
33. Joining Hotel Petrochemia and the company CKT in corporate network.
34. Modernization of the power supply 230V (new UPS's) of the main sever in the building 07.
35. Modernization of network installation Olefiny II and cabling of TA building (carried out by Investment Department).
36. Installation of telecommunications system in Water-Sewage Plant and the exchange of the main cable.
37. Concept preparation of the modernization of the network for telephone and teletype service in Expedition Plant (activating of node (V) in DGT exchange).

III. PREDICTED DEVELOPMENT OF THE COMPANY

The following issues should be considered while analysing predicted directions of Company's development:

- **Strategy of development of the Company**

In February 2005 the Supervisory Board approved a new strategy for PKN ORLEN S.A. determining trends till 2009, called "Value Creation Strategy of PKN ORLEN". It bases on accomplishment of the three basic purposes: improvement of an internal efficiency, investments, enhancement of the core business on the domestic markets and searching opportunities for development on new markets and areas of activity.

The increase in internal efficiency and generating maximal return on equity are the priorities of the Company. The investments in the core business of the Company (refining and retail sales), identification of actions in the petrochemical sector and development of the retail sales network are designed for achievement of the priorities. The increase of production potential in refinery will ensure higher production of diesel, that has good business forecast in the future and will be the basis for strengthening the petrochemical segment. As for the retail sales the strategy is aimed at achieving the position of a regional retail sales leader (at least 30% share in the Polish market till 2009). The restructuring plan of the Capital Group assumes selling the entities of non-core business, simplifying and introducing a clear structure as well as implementing segment management.

The above actions, as well as some investments from the area of the Group core business, including first of all purchase transaction of UNIPETROL that is at present subject to an antimonopoly proceedings in front of the European Commission will allow to strengthen a position of PKN ORLEN S.A. on the domestic market.

Searching for opportunities to develop in new areas will concentrate mainly on regions with a high potential of growth, and all the possible investments will be subject to strict financial analysis to prove whether achieve profitability ensuring long term value growth of the Company.

One of the areas that encounters the Company's interest will be considering the possibility to enter the sector of searching and exploration of crude oil.

The strategy determines financial goals to be achieved at the end of 2009:

- EBITDA over PLN 6 billion
- ROACE 17,5%
- CAPEX between 2005-2009 PLN 1.7 billion
- Financial gearing 30-40%
- The rate of dividend paid 30%

- **Development of the retail sales**

On 2 March 2005 PKN ORLEN S.A. announced "PKN ORLEN 2005-2009 Retail Sales Development Plan in Poland". Main elements of the plan are: restructuring of retail network till 2009 and potential acquisitions to strengthen the market position. Capital expenditures are necessary for optimization and restructuring of the chain through building new stations, rebranding, and upgrading the stations and through implementing new product strategies. The Company plans to increase its share of non-fuel products in total margin. There is also a need for reorganization of retail sales department. The program for individual customers assumes segmentation into Premium and Economy brands. Premium under ORLEN brand will be addressed to the value and quality sensitive customers. Economy standard will be orientated for price sensitive customers. The planned structure of the network will comprise of around 1,000 Premium stations (under the ORLEN brand) and around 900 Economy stations.

- **Integration with Unipetrol**

On 4 June 2004 PKN ORLEN entered into an agreement with Czech National Property Fund ("NPF") in order to acquire 62.99% stake in Czech oil and petrochemicals group, Unipetrol a.s. ("Unipetrol"). Those shares were offered in the public auction. A large portion of the funds for the financing of this transaction has been already hedged in the form of the currently available credit limits and short term investments. The remaining part will be arranged for within the time

periods indicated in the payment schedules relating to the transaction. Talks between PKN ORLEN S.A. and actual creditors concerning gaining their support for this transaction were completed with a positive outcome. PKN ORLEN S.A. is confident that the needs of Unipetrol for financing will be settled on Czech banking market.

This transaction will strengthen the position of PKN ORLEN S.A. in refinery and petrochemical sector in Middle-East Europe and also improve the Company's competitiveness as well as will be a strong point in the future consolidation process in the region. This will enable to introduce common better management standards to the acquired structures, and to more efficiently use the possessed assets through proper combining them into business chains, in order to achieve synergy effects.

- **Activities of Basell Orlen Polyolefins Sp. z o.o.**

The company Basell Orlen Polyolefins Sp. z o.o. started its business in the area of producing and selling polyolefin on 1 March 2003. Realization of the investment program concerning building new polyolefin production installation will set producing capabilities at the level of 400 thousand tons of polypropylene, and 320 thousand tons of polyethylene HPDE annually. The production of new objects will help to cover all the needs of the fast developing market. Due to that undertaking, in the first half of 2005 the factory producing polyethylene HDPE will be activated, which is the sole one in Poland. The polyethylene is currently available on domestic market only through import.

- **Retail activity in Germany**

In 2002 the Company purchased about 500 petrol stations in the area of northern Germany and has been operating using two brands: ORLEN and STAR. As a result of the purchase of petrol stations in Germany, the Company possesses over 2.4 thousand petrol stations. Performance of PKN ORLEN S.A. in Germany allows to achieve more flexibility in the area of sales of its products and creates opportunities to conclude swap transactions with the largest customers in the region, which contributes to further increase in efficiency and competitiveness of PKN ORLEN S.A. On the other hand the competitiveness of the German market expressed among others in narrowing retail margins causes that ORLEN Deutschland AG does not realize assumed business goals with the present scale of activities.

- **Comprehensive Operational Cost Cutting Programme in the Company**

In December 2002 the Management Board of the Company took a decision to implement comprehensive operational cost cutting program in years 2003-2005 within two phases. In the first phase the potential of cost reduction and the detail concept of the plan were identified and estimated, consisting in the definition of key initiatives and monitoring process. The second phase will include implementation of the initiatives and monitoring their results. As a result of the program implementation operating costs in all areas of activities will decrease significantly. In 2004 the implemented initiatives generated savings of PLN 637 million. At the same time the impact on the operating result amounted to PLN 378 million.

- **Value Based Management**

PKN ORLEN S.A. activities concentrate on realization of the principal strategic aim which consists in creating value for shareholders through building and maintaining competitive and structural advantage and achieving the highest standards of operational activity. The tool for realization of these plans is among other the implementation of the Value Based Management (VBM) program. The main objective of VBM program is to direct the strategy of PKN ORLEN S.A. towards creating value for shareholders.

The principal purposes of the project are to establish a sound platform for the performance of strategic goals, to increase the financial potential and operational efficiency, to enhance the Company's competitiveness in Poland and in the region, and to strengthen competence and motivation of the management throughout the Company and the Capital Group. Value Based Management supports realization of the Company's strategy, particularly achieving the leader position in the Middle Europe and a constant increase in value for shareholders. VBM orders and facilitates management of numerous programs being realized in PKN ORLEN S.A. (margin optimization, wholesale increase and others). VBM implementation means introducing modern worldwide management methods. The central point of the program is that

management systems are based on the Shareholders Value Added (SVA).
Further works include building of IT tools and supporting in the implementation. The solutions supporting budgeting process will be implemented as the first in the SAP/SEM system. In further stages of implementing works, the solutions in such areas as: basic VBM reporting, balance score card, medium-term planning, management by objectives (MBO) and Capital Group consolidation and management will be built into SAP|SEM. The last stage of implementing works is preparing IT solutions in the area of operation reporting.

- **Effects of optimization programs**

The cooperation with the company Shell Global Solutions Internationals results in optimization of production time of installations and decreases maintenance costs. The aim of the MERIT program is implementing uniform risk management methodology in the whole plant. This will make possible to take consistent decisions concerning commissioning repair works, taking into consideration their profitability and the impact on operational safety of the installation.

- **Investment program**

In 2004 the Management Board prepared and initially approved „Program for Development of Main Plant for 2005 – 2010 and Perspectives for Development after the year 2010". Essential investments necessary to adapt the production to changing law and market requirements were specified in this document. In general until the year 2009 the Company plans to increase the production capacity of diesel by approximately 30% and to have implemented the program specified as "non-fuel use of petrol fractions". In practice, the first direction of development includes upgrading of Hydrodesulfurization of Diesel installation (HON) VI, rebuilding of reactor for the Hydrodesulfurization of Gudron installation and building of new HON VII installation. Entering the paraxylene (component for production of plastics) market, which constitutes the second direction of development, provides opportunities for creation of value for the shareholders.

- **Loyalty programs**

The loyalty programs FLOTA POLSKA and VITAY (described in details in introduction) proved to be successful on the retail market. One of the targets of the above mentioned programs is to create strong relationships between a client and PKN ORLEN S.A. The FLOTA POLSKA program launched the expansion on external markets. A significant agreement with the association of Lithuanian land carriers was concluded. Introduction of so-called prepaid cards of "W" type strengthened the position of the Company as the leader in the area of card programs in Poland. Prepaid cards provide high level of security and have advantages of so-called "electronic purse".
In September 2004 PKN ORLEN S.A. and DKV EURO SERNICE GMBH signed an agreement concerning the introduction of new co-branded DKV/ORLEN card which will enable to purchase fuel, other products and services in above 40 countries in Europe without cash.
In the future the card programs of PKN ORLEN S.A. will be focused on both steady gaining of new clients and offering current clients new services and new more attractive forms of sales.

- **Capital Group and the external strategy of PKN ORLEN S.A.**

The mission of PKN ORLEN S.A. towards the Capital Group is „Creation of effective Capital Group generating long-term value added for shareholders of PKN ORLEN S.A. and ensuring the increase of the value of PKN ORLEN S.A. for shareholders". The goal of companies from the Capital Group is to support the core business of PKN ORLEN S.A. in the area of processing, distribution, logistics and sale of refining products.
PKN ORLEN S.A. has stakes in 80 subsidiaries and associates. The companies from the Capital Group can be divided into different ways, in particular in terms of theirs core business:

- Strategic companies which include: Rafineria Trzebinia S.A., Rafineria Jedlicze S.A., Anwil S.A., IKS Solino S.A., Naftoport S.A., ORLEN Asfalt Sp. z o.o., Basell Orlen Polyolefins Sp. z o.o., ORLEN Oil Sp. z o.o.;
- Distribution companies which include: ORLEN Gaz Sp. z o.o., ORLEN Deutschland AG and 7 fuel companies – Regional Market Operators: ORLEN PetroCentrum Sp. z o.o., ORLEN PetroTank Sp. z o.o., ORLEN Petroprofit Sp. z o.o., ORLEN PetroZachod Sp. z o.o., ORLEN Morena Sp. z o.o., Petrolot Sp. z o.o., Ship-Service S.A.;
- Strategic support companies in the area of transport's logistics, which include: rail transport company - ORLEN Koltrans Sp. z o.o. and 7 land transport companies located around the whole country: ORLEN Transport Plock Sp. z o.o., ORLEN Transport Krakow Sp. z o.o., ORLEN Transport Nowa Sol Sp. z o.o., ORLEN Transport Slupsk Sp. z o.o., ORLEN Transport Kedzierzyn Kozle Sp. z o.o., ORLEN Transport Szczecin Sp. z o.o., ORLEN Transport Olsztyn Sp. z o.o.;
- Maintenance and support companies in Main Plant in Plock, which include 2 companies: ORLEN Automatyka Sp. z o.o., ORLEN Wir Sp. z o.o.
- Service companies, which include 3 companies located around the whole country: Zaklad Urzadzen Dystrybucyjnych Sp. z o.o., Serwis Nowa Wies Wielka Sp. z o.o., Serwis Mazowsze Sp. z o.o.
- Other companies including 23 companies with different core activity, located around the whole country.
- Minority companies including 26 companies in which the Company owns less than 20% stake in the share capital. Shares of these companies were acquired mainly as a result of receivables conversion and on most of them the Company recognized impairment provisions.
- Polkomtel S.A.

The purpose of PKN ORLEN is to build a strong Capital Group supporting its basic activities in terms of processing, distribution, logistics and sale of refining products by:

- Undertaking operating and investing activities to realize the economic goals i.e EBITA of PLN 6 billion in 2009 as defined in the „Value Creation Strategy";
- Enhancing the position in the core business companies and controlling their activities. In 2004 among others the Company repurchased shares in fuel companies from minority shareholders;
- Implementing limited segmental management by ensuring coordination between business centers in the PKN ORLEN and the companies;
- Restructuring the core assets, their consolidation to build the value of the Capital Group companies;
- Disinvesting the non-core assets in order to finance the core business. In 2004 shares in 5 non-core companies were sold. At present the process of selling other transport, maintenance and service companies, recreation and leisure companies, and others with different kinds of activities as well as the company Polkomtel is in progress;
- Investing in companies crucial to the Capital Group – investments within an area of heavy chemistry synthesis and purchase of shares in the following companies: Zaklady Azotowe Tarnow, Zaklady Azotowe Kedzierzyn Kozle is considered.

The factors resulting in development of the Capital Group are as follows:

- The plans of the Capital Group relate to development and investments in areas regarded as perspective and providing above the average economic value and market growth;
- Connection with the core business of PKN ORLEN S.A. is the second most significant factor determining the decision to keep the company in the Capital Group. The more correlated the activities of the particular company are with the core activities of the Capital Group or the company is involved in the channel of distribution of PKN ORLEN S.A. and contributes to the margin, the more probable is that the company will be kept in the portfolio;
- Other factors (social, necessary actions and events supporting local society) less essential, though might be taken into account when taking decision concerning the sale of shares in the companies.

IV. IMPORTANT EVENTS THAT WERE SUBJECT OF CURRENT REPORTS DURING THE YEAR ENDED

31 DECEMBER 2004 AND AFTER THAT DATE UNTIL THE DAY OF FINANCIAL STATEMENTS APPROVAL

1. On 12 January 2004 PKN ORLEN S.A. submitted an indicative offer (the "Offer") for the acquisition of 62.99% of the share capital of UNIPETROL a.s., a company operating in the Czech oil sector ("UNIPETROL") and the purchase of the receivables of Ceska Konsolidacni Agentura ("CKA") from certain entities directly or indirectly owned by UNIPETROL, as well as for the potential purchase of 9.76% of the share capital of Spolana, a.s., currently being held by CKA (collectively the "CKA Assets"). In the offer PKN ORLEN S.A. proposed preliminary purchase price based on the analysis of limited scope information and data obtained on that stage of negotiations. PKN ORLEN S.A. expects that in the next stage of the negotiation, it will be possible to perform legal and financial analysis and to verify compliance with the environment protection and technical standards regulations. Such analysis will enable the Company to assess either the value of UNIPETROL or other rights and obligations connected with privatization process properly. As a result, the final price in the binding offer may be subject to changes. The offer is a part of PKN ORLEN S.A. strategy, according to which the Company shall play a leading role in the consolidation of the refining market in the Central Europe. The purchase of UNIPETROL is one of the next significant steps in PKN ORLEN strategy, as it offers a perfect opportunity for PKN ORLEN to: (I) expand its geographical scope, (II) enter the attractive Czech market, (III) strengthen its position in the Southern Poland. PKN ORLEN S.A. considers itself to be a long-term strategic investor and regional consolidator of the most important assets of UNIPETROL, while simultaneously the Company has signed a contract with AGROFERT HOLDING, a.s., which provides for sale of the UNIPETROL assets that are not considered as core to PKN ORLEN business. Moreover, PKN ORLEN S.A. and ConocoPhillips Central and Eastern Europe Holdings B.V. located in Rotterdam, the Netherlands concluded an agreement concerning the intention to co-operate in the process of privatization of UNIPETROL.

2. On 27 January 2004 PKN ORLEN S.A. issued a corporate guarantee to the company Shell Deutschland Oil GmbH – to secure the liabilities of ORLEN Deutschland AG arising from ORLEN Deutschland's fuel trading operations – amounting to EUR 40,000 thousand. The guarantee is valid till 31 January 2005. The issuer possesses a 100% stake in the share capital of ORLEN Deutschland AG. On 10 February PKN ORLEN S.A. provided the company Shell Deutschland Oil AG with a corporate guarantee in order to secure the liabilities of its German subsidiary ORLEN Deutschland AG resulting from trading in fuel for the amount of EUR 20 million. The guarantee is valid till 31 January 2005.

3. On 19 February 2004 PKN ORLEN S.A. issued corporate guarantees to the following companies: HGM Roland Mineralol Handel GmbH, Holborn European Marketing Company Ltd., Louis Dreyfus & Cie Mineralol GmbH, Mabanaft Deutschland GmbH & Co. KG, Deutsche BP Aktiengesellschaft for the total value of EUR 22 million and USD 40 million and sureties in the form of guarantee letters for such banks as Bayerische-Hypo und Vereinsbank AG, Dresdner Bank AG, Commerzbank AG in the total value of EUR 15 million in order to secure completion of duties by its German subsidiary ORLEN Deutschland AG resulting from trading in fuels. Issued guarantees and sureties will replace currently valid securities granted on 29 July 2003 on the basis of the Issuer's sureties.

4. On 1 March 2004 the Polish State Treasury, following the resignation of Jacek Bartkiewicz from his position as a member of the Supervisory Board of PKN ORLEN S.A., appointed Grzegorz Mroczkowski to replace him. Then, on 2 April 2004 the Polish State Treasury appointed Maciej Kruk as a member of the Supervisory Board of PKN ORLEN S.A., to replace Grzegorz Mroczkowski. On 8 April 2004 the Polish State Treasury appointed Janusz Zielinski as a member of the Supervisory Board of PKN ORLEN S.A., to replace Maciej Kruk.

5. On 8 April 2004 the Extraordinary Shareholders Meeting of PKN ORLEN dismissed Maciej Gierej, Edward Grzywa, Andrzej Kratiuk and Orest Nazaruk from the Supervisory Board, and simultaneously Jacek Walczykowski,

Andrzej Wieczorkiewicz, Andrzej Studzinski and Marian Czakanski were appointed to the Supervisory Board.

6. On 16 April 2004 PKN ORLEN withdrawn from submitting a binding offer to purchase shares of SNP Petrom S.A. PKN ORLEN S.A. is currently involved in a number of privatisation processes in the oil sector in the Central Europe. PKN ORLEN S.A. requested twice the Romanian Government to extend the deadline for the submission of binding offers due to the need to conduct further, in-depth analysis, taking into account the impact of these processes on the PKN ORLEN S.A. participation in the privatization of SNP Petrom. However, the Romanian Government decided not to extend the deadline of 15 April 2004.

7. On 22 April 2004 the Supervisory Board of PKN ORLEN S.A. appointed Krzysztof Kluzek as the member of the Management Board. Simultaneously he resigned from the position of the member of the Supervisory Board of PKN ORLEN S.A.

8. On 23 April 2004 PKN ORLEN S.A. submitted an offer for the acquisition of 62.99% of the share capital of UNIPETROL a.s. („UNIPETROL"), a company operating in the Czech oil sector, and for the purchase of the receivables of Ceska Konsolidacni Agentura ("CKA") from certain entities directly or indirectly owned by UNIPETROL, as well as for the purchase of 9.76% of the share capital of Spolana, a.s., currently being held by CKA (collectively the "CKA Assets").

9. On 26 April 2004 PKN ORLEN was informed that, on 19 April 2004 changes in Articles of Association of CPN Marine Service Sp. z o.o. located in Gdansk concerning the initial capital increase and the change of the company's main areas of activities were registered in XII Commercial Division in the Register Court. The initial capital of CPN Marine was increased from the level of PLN 50 thousand to the level of PLN 1 million (by PLN 950 thousand) through issuance of 1,900 shares with par value of PLN 500 each. The capital was increased through cash contribution by the sole shareholder PKN ORLEN. The District Court also registered the change of the name of the company – from CPN Marine Service Sp. z o.o. to Centrum Komercjalizacji Technologii Sp. z o.o. The company's core activity is business and management advisory services.

10. On 29 April 2004 PKN ORLEN S.A. received a letter from WestLB a financial advisor to Czech National Property Found ("NMF") and a state agency Ceska Konsolidacni Agentura ("CKA"), which stated that the Czech Government selected PKN ORLEN S.A. as the successful bidder in the auction for the 62.99% stake in the Czech leading oil and petrochemicals group, UNIPETROL a.s. ("UNIPETROL") held by the NPF. In this connection PKN ORLEN S.A. will purchase the receivables from certain entities form the UNIPETROL Capital Group, as well as 9.76% of the share capital of SPOLANA, a.s. ("SPOLANA"), currently owned by CKA. PKN ORLEN agreed to pay approximately CZK 11.3 billion for the 62.99% stake in UNIPETROL, CZK 1.0 million for CKA's 9.76% stake in Spolana and approximately CZK 1.7 billion for CKA's receivables with a total nominal value of CZK 3.1 billion and EUR 9.5 million, and USD 4.9 million, as at 1 April 2004. According to the Czech law regulations and as a result of the purchase of majority shares in UNIPETROL, PKN ORLEN S.A. is obliged to announce invitation to purchase other shares from minority shareholders of UNIPETROL and its listed subsidiaries. PKN ORLEN S.A. concluded agreements with ConocoPhillips Central and Eastern Europe Holdings B.V, one of the world leading fuel companies and Argofert Holding a.s. („Agrofert"), second biggest group in the Czech chemistry sector, according to which in case of favourable completion of the privatisation process, PKN ORLEN S.A. as the majority shareholder of UNIPETROL will make efforts to sell part of the UNIPETROL assets to ConocoPhillips and Agrofert. A large portion of the funds for the financing of this transaction is already provided in the form of the currently available credit limits. The remaining part will be arranged for within the time periods indicated in the payment schedules relating to the transaction. In view of the Management, the completion of the transaction will not result in any violation of any covenants under the syndicated credit facility agreement. Some of the banks have already offered

PKN ORLEN S.A. their services concerning the above mention transaction. PKN ORLEN will present the details regarding the transactions after the agreement with FMN concerning sale of shares has been concluded.

11. On 30 April 2004 PKN ORLEN made public the joint statement of MOL and PKN ORLEN S.A. on the advancement of their talks concerning cooperation. On 20 November 2003, MOL and PKN ORLEN S.A. signed a Memorandum of Understanding initiating exclusive negotiations to evaluate the potential merits of closer cooperation between the two companies. The Memorandum of Understanding determined an initial period for exclusive consultation between MOL and PKN ORLEN in respect of the potential cooperation. The thorough commonly conducted analysis during the recent months has clearly indicated strong business logic and potential of the cooperation for both companies. The parties have made substantial progress on the creation of an agreed, detailed cooperation framework, but further discussions are still required to reach a binding agreement and to secure approvals from all relevant governmental and corporate bodies. Cooperation between the parties, which has started on the basis of the Memorandum of Understanding, will be continued upon the progress made so far.

12. On 28 July 2004 Zbigniew Wrobel resigned from the position of the President of the Management Board of PKN ORLEN S.A. The resignation was effective when the new President of the Management Board had been appointed by the Supervisory Board. On 29 July 2004 the Supervisory Bard of PKN ORLEN appointed Jacek Walczykowski as the President of the Management Board. Jacek Walczykowski resigned from the position of Vice-President and Member of Supervisory Board, as well as from the position of Vice-President and Member of Management Board of Nafta Polska S.A.

13. On 29 July 2004 PKN ORLEN S.A. granted the surety in the form of guarantee letter for the bank Zurich Versicherung AG for the total value of EUR 20 million in order to secure completion of duties by its German subsidiary ORLEN Deutschland AG resulting from trading in fuels. The surety is valid up to 31 January 2005. The Company has a 100% share in ORLEN Deutschland AG.

14. On 5 August 2004 Andrzej Wieczorkiewicz resigned from the position of the Supervisory Board Member of PKN ORLEN. Andrzej Wieczorkiewicz did not give reasons for his resignation.

15. On 5 August 2004 the Extraordinary Meeting of Shareholders dismissed from the Supervisory Board: Jan Waga, Ryszard Lawniczak, Andrzej Studzinski, Krzysztof Szlubowski, Janusz Zielinski, and appointed to the Supervisory Board: Jacek Bartkiewicz, Raimondo Eggink, Maciej Gierej, Krzysztof Lis, Malgorzata Okonska-Zaremba, Piotr Osiecki, Ireneusz Wesolowski, Krzysztof Zyndul.

16. On 11 August 2004 the Register Court in Krakow registered an increase in the share capital of the company ORLEN Oil Sp. z o.o. ("ORLEN Oil"). The share capital was increased from PLN 43,558 thousand by the amount of PLN 31,535 thousand. The stake in the increased share capital was covered in whole by PKN ORLEN S.A. in the form of cash contribution. After the increase of the share capital of ORLEN Oil the stake of PKN ORLEN S.A. rose from 9% to 47.2%. Remaining shares are possessed by Rafineria Trzebinia S.A. (43.8%), Rafineria Nafty Jedlicze S.A. (4.5%), Rafineria Czechowice S.A. (4.5%). Each share gives right the right to only one voice during the General Meeting of Shareholders. The purpose of the increase of the share capital is to acquire resources for partly financing the acquisition of ORLEN Oil's assets being the element of the oil department of PKN ORLEN S.A. These tasks are connected with the strategy of consolidation of the oil assets of PKN ORLEN S.A. around ORLEN Oil in order to create the uniform centre managing the oil segment in PKN ORLEN S.A. The contribution accounts for 20% of the ORLEN Oil share capital, i.e. significant asset in accordance with Decree of the Council of Ministers dated 16 October 2001 (paragraph 2 point 1 and 3) concerning current and periodical information published by issuers of securities.

17. On 12 August 2004 PKN ORLEN S.A. received writing from the shareholder Bengodi Finance S.A located in Warsaw, informing that it had filed a suit to in the District Court in Warsaw, XV Commercial Division to affirm nullity of Resolution of the Shareholders Meeting. The suit concerns the Resolution no 14 taken on 5 August 2004 by the Extraordinary Shareholders Meeting to appoint the President of the Supervisory Board. On 30 September 2004 PKN ORLEN received the ruling of the District Court in Warsaw, XV Commercial Division to reject the motion of Bengodi Finance to secure the suit.

18. On 17 August 2004 the Supervisory Board analyzed the process of appointment Jacek Walczykowski for the President of the Management Board. On 16 August 2004 the Supervisory Board of PKN ORLEN S.A. took a resolution to dismiss Jacek Walczykowski from the position of the President of the Management Board – General Director. The resolution was taken unanimously. On 16 August 2004 the Supervisory Board of PKN ORLEN S.A. unanimously took a resolution to entrust Janusz Wisniewski with the entitlement of the acting President of the Management Board of PKN ORLEN S.A. in line with the procedure approved by the Supervisory Board. The Supervisory Board approved of the procedure concerning appointment of the new President of the Management Board with the assistance of the personal advisor.

19. On 21 September 2004 the Supervisory Board of PKN ORLEN unanimously appointed Igor Chalupec to the position of the President of the Management Board with the effect on 1 October 2004. The appointment was made according to procedures earlier approved by the Supervisory Board. Before the appointment decision was made, the Supervisory Board had individual interviews with all the candidates who qualified for inclusion on the short list.

20. On 4 October 2004 the PKN ORLEN S.A. acknowledged the fulfillment of one of the conditions precedent provided for in the conditional agreement to acquire 114,224,038 bearer shares of Unipetrol a.s. ("Unipetrol"), each having the nominal value of CZK 100, and representing approximately 62.99% of all issued and outstanding shares of Unipetrol, The agreement was concluded on 4 June 2004 between the National Property Fund of the Czech Republic ("NPF") and the Company ("Unipetrol Share Purchase Agreement"). Pursuant to the provisions of the Unipetrol Share Purchase Agreement, the agreement was conluded under several conditions precedent among which were the pre-emptive rights to be executed with respect to the shares held by Unipetrol in Ceska rafinerska, a.s., or the ineffective lapse of the time limit provided for the execution of such pre-emptive rights in connection with the change of control over Unipetrol, with such rights being vested in each IOC member (namely, Eni International B.V., ConocoPhillips Central and Eastern Europe Holdings B.V. and Shell Overseas Investments B.V., being the shareholders of Ceska rafinerska, a.s.). According to the NPF notification received by the Company, the above mentioned condition precedent has been fulfilled as the NPF was advised by Unipetrol of the ineffective lapse of the time period provided for the execution of the above mentioned pre-emptive rights, and none of members of IOC executed his pre-emptive rights.

21. On 18 October 2004 the Supervisory Board of PKN ORLEN changed composition of the Management Board. It is related with planned change of the Management structure oriented on effective and transparent management. The changes were made according to procedures earlier agreed by the Supervisory Board. Before the appointment decision was made, the all candidates had been evaluated by the advisory company Korn/Ferry International.

The Supervisory Board accepted all handed in on 18 October 2004 resignations of:

- Krzysztof Kluzek from the position of Member of the Management Board of PKN ORLEN S.A. on 18 October 2004,
- Slawomir Golonka and Jacek Strzelecki from the position of Vice-President of PKN ORLEN S.A. on 31 October 2004.

Simultaneously the Supervisory Board of ORLEN appointed to the Management Board the following persons:

- Wojciech Heydel as Vice-President of the Management Board on 1 November 2004,

- Jan Maciejewicz as Vice-President of the Management Board on 1 December 2004,
- Cezary Smorszczewski as Vice-President of the Management Board on 1 November 2004,
- Pawel Szymanski as Member of the Management Board on 8 October 2004.

22. On 3 November 2004, based on the article 147 paragraph 1 Act on public securities trade as of 21 August 1997, PKN ORLEN S.A. received writing from Kulczyk Holding S.A., located in Warsaw, in which Kulczyk Holding S.A informed PKN ORLEN S.A. that on 27 October 2004 its subsidiary Euro Agro Centrum S.A. had sold 945,000 shares in PKN ORLEN S.A., representing 0.221% of the share capital, giving right to 945,000 voices on the Shareholders Meeting of PKN ORLEN S.A. The transaction was settled on 2 November 2004. As a result Kulczyk Holding S.A together with its subsidiaries possesses 20,443,377 shares in PKN ORLEN S.A. (4.78% of the share capital), giving right to 20,443,377 voices on the Shareholders Meeting of PKN ORLEN S.A. (4.78% of the all voices).

23. On 16 December 2004 PKN ORLEN S.A. was notified by Czech National Property Found („FMN"), that precedent condition of the Purchase Agreement concerning 114,224,038 bearer shares in Unipetrol a.s. – for FMN to obtain a decision from the European Commission confirming, that the transaction did not meet the citeria of the public aid, was fulfilled. The decision of the European Commission was taken on 1 December 2004 and was obtained by FMN on 7 December 2004.

24. On 3 January 2004 the Register Court in Opole, VII Commercial Division of the National Register Court registered the merger of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o., located on Opole (acquirer) with the following companies (acquirees):
    - Serwis Katowice Sp. z o.o., located in Katowice,
    - Serwis Kedzierzyn - Kozle Sp. z o.o., located in Kedzierzyn - Kozle,
    - Serwis Kielce Sp. z o.o., located in Kielce,
    - Serwis Lodz Sp. z o.o., located in Lodz ,
    - Serwis Rzeszow Sp. z o.o. z , located in Rzeszow,

    by transfer of the companies' properties on the Zaklad Urzadzen Dystrybucyjnych Sp. z o.o, (merger by acquisition). As a result the Articles of Associations of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. were modified by increasing the share capital of the company by PLN 222,700 (frm PLN 6,536,500 to 6,759,200). The shares in the increased share capital amounting to PLN 50 each were acquired by the current shareholders of the acquired companies.
    As a result of the share capital increase in Zaklad Urzadzen Dystrybucyjnych Sp. z o.o, the share of PKN ORLEN S.A. decreased from 99.94 % to 96.65%. After the registration of the merger and the share capital increase, the total number of voices on the Shareholders Meeting amount 135,184. The registration of the merger of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o with the following companies: Serwis Katowice Sp. z o.o., Serwis Kedzierzyn - Kozle Sp. z o.o., Serwis Kielce Sp. z o.o., Serwis Lodz Sp. z o.o., Serwis Rzeszow Sp. z o.o., results in their exclusion from the register.

25. On 4 January 2005 PKN ORLEN S.A. issued corporate guarantees to the following companies: Holborn European Marketing Company Ltd, Deutsche BP Aktiengesellschaft, Shell Deutschland Oil GmbH for the total value of EUR 64 million and USD 56 million and sureties in the form of guarantee letters for the insurance company Zürich Versicherung AG in the total value of EUR 25 million in order to secure completion of duties by its German subsidiary ORLEN Deutschland AG resulting from trading in fuels (total ca PLN 548 million). The guarantees are valid from 1 February 2005 and are prolongation of the current guarantees valid till 31 January 2005. The guarantees issued for Shell Deutschland Oil GmbH are valid till 30 June 2005 and for Holborn European Marketing Company Ltd, Deutsche BP Aktiengesellschaft and Zurich Versicherung AG are valid till 31 December 2005. PKN ORLEN S.A. has a 100% share in ORLEN Deutschland AG.

26. On 19 January 2005 PKN ORLEN S.A. was notified by PETROVAL S.A. of withholding the implementation of

future contract to supply crude oil from 21 December 2002 due to a force majeure event which impeded the contract's performance. According to the notice delivered by PETROVAL S.A., the event that qualifies as a force majeure event and justifies interruption of the contract's performance is Yukos' inability to deliver crude oil. It is currently impossible to assess how long this situation will persist. The Management Board of PKN ORLEN S.A. declares that the above described situation does not impede supply crude oil continuity thanks to previously undertaken contingencies. Crude oil deliveries are expected to be executed according to plan, thanks to term and supplementary crude oil delivery spot contracts.

27. In compliance with the Company's Articles of Association and the Accounting Act, the Supervisory Board of PKN ORLEN S.A., following its meetings on 21 January 2005, appointed KPMG Audyt Sp, z o.o., based in Warsaw, ul. Chlodna 51, to audit PKN ORLEN S.A. financial statements and the Capital Group's consolidated financial statements for the years 2005, 2006 and 2007, according to the International Accounting Standards. In addition, KPMG will review PKN ORLEN S.A. standalone and its Capital Group consolidated quarterly and half year financial statements starting from 2Q 2005 till 4Q 2007.

28. On 3 February 2005 PKN ORLEN S.A announced that on 2 February 2005 the Supervisory Board of the Company approved a new strategy for PKN ORLEN S.A.

The PKN ORLEN S.A strategy derives from the Group new mission statement:

"Aiming to become the regional leader, we ensure long-term value creation for our shareholders by offering our customers products and services of the highest quality. As the transparent company, we want all our operations to adhere to 'best practice' principles of corporate governance and social responsibility, with focus on care for our employees and the natural environment".

PKN ORLEN S.A. will build its firm value primarily by harnessing its existing potential to a maximum extent. In line with the new strategy, we will continue to implement improvements in efficiency and invest in selective projects offering high returns. As part of PKN ORLEN S.A. focus on its core businesses, we want to strengthen the Company's presence in its key business areas in the relevant markets, while continuing to restructure our asset portfolio.

An efficient integration of UNIPETROL and realization of synergies resulting from that, was indicated as one of the most important aspects in case of not gaining positive decision from the European Union which would enable the Company to conclude the deal. It will allow as a consequence to create a basis for further investment in Czech Republic.

Avoiding of political involvement through implementing clear rules of the corporate order and the policy of managing staff on the basis of essential premises is also considered to be important.

The new strategy was formed on the basis of the detailed analysis concerning among others the future of the refining and petrochemical market. As a result way were determined to bring PKN ORLEN S.A. to the position of the best company in its class.

PKN ORLEN S.A. will carry out monitoring of the expansion taking into account the availability and satisfying of the strict criteria of the assessment of the potential investments in the area of sales and processing – downstream, as well as satisfying additional conditions in the area of searching and exploration – upstream, including the subject of the security of the deliveries.

Strategic partnership and regional consolidation may be considered after the realization of the set goals or, if they serve acceleration of the realization of the strategy.

The strategy determines main financial goals to be achieved at the end of 2009:

- EBITDA at the level	over PLN 6 billion
- ROACE at the level	17.5%
- CAPEX in the years 2005-2009	PLN 1.7 billion
- Financial leverage (gearing)	30-40%
- The rate of dividend paid	30%

In the new strategy the following key areas of improvement of the efficiency were assumed:

- continuation of the program of cost cutting;
- restructuring of the Capital Group PKN ORLEN S.A. and implementation of the segmental management (the sale of shares of Polkomtel S.A., transparent corporate structure, continuation of sale of the assets from non-core activity);
- restructuring and optimization of the retail network till 2009 among others through:
- protecting a share in the market against a further decrease and its extension to the level of 30% of the market share (present share in the domestic retail fuel market is considered to amount to 28.6%)*;
- an increase of the share in retail margin on non-fuel products by 10pp;
- an increase of the annual average sales per station by 5% CAGR;
- analysis of the activity of ORLEN Deutschland, which has to be developed to achieve a critical size or a decision to sell its assets should be considered;
- implementing a management system on the basis of SVA as well as implementing remuneration system connected with achieved results;
- applying strict rules and criteria of assessing new investment projects which take into account first of all predictions concerning the demand for engine oil and middle distillates and after that an expected prosperity for petrochemical products (this aspect will be subject of a further analysis).

Additional important financial and operating information:

- assumed extent of the usage of the Plock production installations in 2005 at the level of 96%;
- all the financial data (as not indicated in the other way) concerns the Capital Group PKN ORLEN on the basis of MSSF;
- taking into account the macroeconomic assumptions from the year 2004 a targeted amount of the EBITDA for 2009 is about PLN 7.9 billion;
- depreciation (yearly average for 2005-2009) amounts to PLN 1.7 billion;
- additional investment expenditure may amount to PLN 2.75 billion;
- CAPEX and depreciation (yearly average 2005-2009) for PKN ORLEN S.A. (the Company) amount to PLN 0.9 billion;
- CAPEX (in PLN million) separately for 2005: PHL 370, retail 480, Pchem 300; for 2006: PHL 580, retail 400; yearly average for 2007-2009: PHL 350, retail 350; additional possibilities of the development are estimated for the amounts: for 2006: retail 60, Pchem 230; yearly average for 2007-2009: PHL 350, retail 60, Pchem 450;
- data concerning CAPEX do not include capital expenditure for finished investment goods, and other expenditure for PKN ORLEN S.A., UNIPETROL, ORLEN Deutschland and subsidiaries to PKN ORLEN S.A.;
- the share in the domestic retail fuel market was calculated as a share of retail sales of PKN ORLEN S.A. in the total retail fuel sales, where the total retail sales amounted to 75% of the total consumption of engine oil and 100% of petrol and LPG;
- assumptions concerning crude oil Brent prices (USD/bbl): 2005=36; 2006=31.8; 2007-2009=29.6, source: own calculations on the basis of the external predictions;
- assumptions concerning crude oil Brent to Ural prices differentiation (USD/bbl): 2005=3.5; 2006=3.1; 2007-2009=2.95, source: own calculations on the basis of the external predictions;
- assumptions concerning refining margin Rotterdam (USD/bbl): 2005=3.43, 2006=3.62, 2007-2009=4.46, source: prediction of PKN ORLEN S.A.;
- assumptions concerning exchange rate PLN/EUR: 2005=4,40; 2006=4.12; 2007=4.08; 2008=4.03; 2009=4.10, source: average of four banks' predictions;
- assumptions concerning exchange rate PLN/USD: =3.20; 2006=3.16; 2007=3.17; 2008=3.37; 2009=3.38, source: average of four banks;
- long term indebtedness/EBITDA ratio will be sustained within the range 2.5-3.5.

29. On 1 March 2005 the Supervisory Board of PKN ORLEN S.A. approved "PKN ORLEN S.A. 2005-2009 Retail Sales Development Plan in Poland".

The strategy assumes three fundamental strategic targets:

1. Strengthening of market position.
2. Increasing of operating efficiency.
3. Creation of an efficient organizational structure.

These targets will be achieved through the segmentation of the offer into two standards: Premium and economy, the offer for business customers will be adjusted to their individual expectations, managing of the distribution channels and changing of the stations managing manner.

The planned structure of the network is c.a. 1,000 Premium stations (under ORLEN S.A. brand) and c.a. 900 economy stations. As part of this, 50 Premium and c.a. 130 economy stations will be renovated or built annually and c.a. 40 Premium stations and c.a. 70 economy stations will be acquired annually. The planned capital expenditure is annually average c.a. PLN 390 million for the years 2005-2009.

Key operating and financial objectives (2009):

▪ Market share	at least 30%
▪ Sales volume	4.9bn litres/p.a.
▪ Share of the FLOTA programme in sales volume	at least 20%
▪ Average fuel sales per station *(company-owned stations [CODO])*	>2.5m litres/p.a.
▪ Non-fuel margin's share in total retail margin *(company-owned stations [CODO], Premium Standard)*	~ 30%
▪ ROACE	>17.5%

30. On 7 March PKN ORLEN S.A. announced that the number of its shares held by Pension Fund Commercial Union OFE BPH CU WBK, located in Warsaw, had decreased. According to the Current Report no 54/2003 of 4 July 2003 Commercial Union OFE BPH CU WBK owned 21,533,539 shares in PKN ORLEN S.A., accounting for 5.125% of the share capital (5.125% of votes at the Shareholders' Meeting). As on 2 March 2005 Commercial Union OFE BPH CU WBK owned 21,040,915 shares in PKN ORLEN S.A., accounting for 4.92% of the share capital (4.92% of votes at the Shareholders' Meeting).

31. On 30 March 2005 Krzysztof Zyndul resigned from the membership in the Supervisory Board of PKN ORLEN. He was appointed to the post of undersecretary at the Ministry of State Treasury.

V. MANAGEMENT BOARD STATEMENT CONCERNING COMPLIANCE WITH CORPORATE CODE REGULATIONS

On the basis of paragraph 27 of the Warsaw Stock Exchange ("WSE") Regulations and WSE Board Resolution concerning the application of Corporate Code Regulations for public companies which issue shares, convertible bonds or bonds with priority subscription rights allowed for trading, the Management Board of PKN ORLEN S.A. on 21 January 2005 made a statement on applying of Corporate Code Regulations. PKN ORLEN S.A. adapted all principles recommended by the Warsaw Stock Exchange. The document will be presented to the Shareholders Meeting on their next meeting.

The Supervisory Board agreed with the opinion of the Management Board as to adopt all of the Corporate Code Regulations, recommended by the Warsaw Stock Exchange.

The implementation of the Corporate Code Regulations included in the document "Good Practise Principles 2005" adopted by the Warsaw Stock Exchange, is not only designed for controlling the relationships between the entities involved in the company's operations, but also constitutes another step to adjust the corporate governance to the European Union standards.

Proper procedures and documents will be implemented in the Company to ensure that the adapted regulations will be executed in an appropriate manner. PKN ORLEN S.A. will aim at implementing these principles in all companies from the Capital Group.

The Management Board of PKN ORLEN S.A. maintains its opinion expressed in its announcement dated 21 January 2005.

ADDITIONAL INFORMATION

1. Information about significant agreements

1. PKN ORLEN concluded following yearly agreements:
   1. with BP Polska Spolka z o.o. The subject of the deal is the sale of petrol and diesel oil to the company BP Polska Sp. z o.o. in 2004. An estimated value of the transaction amounts to about PLN 3,342,000 thousand (gross).
   2. with SHELL Polska Spolka z o.o. The subject of the deal is the sale of petrol and diesel oil to the company SHELL Polska Sp. z o.o. in 2004. An estimated value of the transaction amounts to PLN 1,920,000 thousand (gross).

   These agreements are "significant agreements" in accordance with Decree of the Council of Ministers dated 16 October 2002 concerning current and periodical information published by issuers of securities, as their value exceeds 10% of the Issuer's equity.

2. On 7 January 2004 PKN ORLEN S.A. and ConocoPhillips Central and Eastern Europe Holdings B.V. located in Rotterdam, the Netherlands, concluded an agreement concerning the intention to co-operate in the process of privatization of UNIPETROL, a company operating in the Czech oil sector. The agreement sets out preliminary terms of the cooperation of the parties, outlines the proposed ultimate shareholding of the parties in some of the UNIPETROL companies and the potential terms of the purchase by the parties of some assets of UNIPETROL Group, in case of the PKN ORLEN S.A. successful participation in the UNIPETROL privatization. The agreement represents an early stage in the discussions between ConocoPhillips and PKN ORLEN S.A. and does not constitute a legally binding obligation of any party to enter into any future agreement.

3. On 9 January 2004 PKN ORLEN S.A. announced that on 6 January 2004 Basell Orlen Polyolefins Sp. z o.o. with its registered office in Plock ("JV Company") - a joint-venture company of PKN ORLEN S.A. and Basell Europe Holdings B.V. with its registered office in Haarlemmermeer, the Netherlands („BEH") - signed an advisory services agreement ("Advisory Services Agreement") between PKN ORLEN S.A., the JV Company and BEH. Simultaneously, PKN ORLEN S.A. entered into the agreement on construction and co-financing of infrastructure facilities with the JV Company („OSBL Agreement").

4. On 21 April 2004 PKN ORLEN S.A. signed preliminary agreement on sale of all the held shares (9,600 shares constituting 40% of initial capital) in Flexpol Sp. z o.o. located in Plock (Flexpol). The book value of shares amounts to PLN 4.8 million, selling price amounts to PLN 7.2 million. There are the following conditions to be fulfilled before the promissory contract will be concluded: former sale by PKN ORLEN S.A. to the investor of both the devices/installation rented by Flexpol from PKN ORLEN S.A. and the real estate/property partially rented by Flexpol from PKN ORLEN S.A. The above mentioned sale requires shareholders' approval and UOKiK's (the Polish Office for Protection of Competition and Consumers) assent for the investor to buy the shares. The sale of all PKN ORLEN's shares of Flexpol Sp. z o.o. to Przedsiebiorstwo Produkcyjno-Handlowe Gasior Sp. z o.o. took place on 28 July 2004. On the same date the promissory contract was concluded after the last condition had been fulfilled, i.e. sale by PKN ORLEN S.A. to the investor of both the devices/installation rented by Flexpol from PKN ORLEN S.A. for PLN 26.108 thousand (gross price) and the real estate/property partially rented by Flexpol from PKN ORLEN S.A. for PLN 12.932 thousand (gross price). It is also assumed that Flexpol will pay its so far shareholders a dividend amounting to PLN 3 million for the year 2003 (i.e. for PKN ORLEN S.A. the amount of PLN 1.2 million)

5. On 1 July 2004 the Company signed an agreement on sale of property constituting an integral part of the company functioning in the structure of PKN ORLEN S.A. as the Oil Division for the total price of PLN 47,391,126.96 (net). The purchaser of the mentioned property is ORLEN Oil Sp. z o.o. located in Krakow. The above deal represents a further step in the restructuring process carried out by PKN ORLEN S.A. The project's aim is to consolidate the

production and sale of engine oils and lubricants in the PKN ORLEN Capital Group. It is also a further stage in the process of integrating the production of base oils and the production and sale of finished products such as engine oils and lubricants. On the day of concluding the agreement, the stake of PKN ORLEN S.A. in the share capital amounted to 9%.

6. On 6 September 2004 ORLEN Deutschland AG concluded the yearly contract with Shell Oil Deutschland GmbH. The subject of the agreement is sale of about 350-450 thousand cubic metres of petrol and diesel oil to the company ORLEN Deutschland AG in 2004. The estimated value of the transaction amounts to about EUR 360 million. The above mentioned wholesale agreement is the formal closing of previous settlements which have been executed during 2004. These agreements are significant agreements in accordance with Decree of the Council of Ministers dated 16 October 2002 concerning current and periodical information published by issuers of securities, as their value exceeds 10% of the Issuer's equity. ORLEN Deutschland AG is wholly owned by PKN ORLEN S.A.

7. On 23 December 2004 PKN ORLEN S.A. and ORLEN Deutschland AG signed a short term loan agreement for the amount of EUR 60 million for the period from 27 December 2004 till 28 February 2005 to secure the tax liabilities of ORLEN Deutschland AG. The tax liabilities come out of ORLEN Deutschland's fuel trading operations. PKN ORLEN S.A. holds 100% stake in ORLEN Deutschland AG.

8. On 3 January 2005 PKN ORLEN S.A. concluded a wholesale agreement with SHELL Polska Spolka z o.o. for the sale of petrol and diesel oil with an estimate gross value of PLN 1,905 million for delivery during 2005.

9. On 3 January 2005 PKN ORLEN S.A. concluded a wholesale agreement with Orlen PetroCentrum Sp. z o.o. for the sale of petrol and diesel oil with an estimate gross value of PLN 1,173 million (gross) for delivery during 2005.

10. On 3 January 2005 PKN ORLEN S.A. concluded a wholesale agreement with BP Polska Spolka z o.o. for the sale of petrol and diesel oil with an estimated gross value of PLN 2,377 million (gross) for delivery during 2005.

11. On 3 January 2005 ORLEN Deutschland AG signed an agreement with Shell Deutschland Oil GmbH, Hamburg for the delivery of fuels for PKN ORLEN S.A. stations in Germany during 2005 with an estimated value of PLN 2,443 million (EUR 600 million).

12. On 6 January 2005 ORLEN Deutschland AG signed a wholesale agreement with Deutsche BP AG for the purchase of petrol and diesel oil during 2005 with an estimated value of approximately EUR 700 million (approximately PLN 2,852.5 million). The above mentioned agreement is significant agreement in accordance with Decree of the Council of Ministers dated 16 October 2002 concerning current and periodical information published by issuers of securities, as their value exceeds 10% of the Issuer's equity. ORLEN Deutschland AG is wholly owned by PKN ORLEN S.A.

13. On 12 January 2005 PKN ORLEN S.A. concluded a wholesale agreement with Rafineria Trzebinia S.A. for the sale of petrol and diesel oil with an estimate gross value of PLN 343 million for delivery during 2005. PKN ORLEN S.A. holds 77.1% stake in Rafineria Trzebinia S.A.

14. On 13 January 2005 PKN ORLEN S.A. concluded an agreement with Rafineria Trzebinia S.A. for the sale of petrol for pyrolysis with an estimate gross value of USD 1,084,257 (approximately PLN 3,369,763). The agreement is binding for the period 11 January 2005 till 31 January 2005. PKN ORLEN S.A. holds 77.1% stake in Rafineria Trzebinia S.A.

2. Production

No.	Raw material	Processing /tons/		Dynamics
		2003	2004	2004/2003
1.	REBCO	11,606,562	12,045,965	103.8%
2.	Low-sulphur crude-oil	117,440	148,103	126.1%
	Total	**11,724,002**	**12,194,068**	**104.0%**

No.	Product	Processing /tons/		Dynamics
		2003	2004	2004/2003
1.	Total petrol	2,766,691	2,753,075	99.5%
2.	Total diesel oil	3,070,725	3,347,455	109.0%
	Total fuels	**5,837,416**	**6,100,530**	**104.5%**
3.	LPG	215,710	202,925	94.1%
4.	JET A-1	300,622	336,607	112.0%
5.	Ekoterm	1,531,261	1,706,332	111.4%
	Total petrol	**7,885,009**	**8,346,394**	**105.9%**

No.	Product	Processing /tons/		Dynamics
		2003	2004	2004/2003
1.	Heating oil "3"	717,437	678,146	94.5%
2.	Solvents	18,082	17,461	96.6%
3.	Aromatic C9+	26,547	13,772	51.9%
	Razem	**762,066**	**709,379**	93.1%

No.	Product	Production /tons/		Dynamics
		2003	2004	2004/2003
1.	Ethylene	246,889	265,350	107.5%
2.	Propylene	201,000	217,658	108.3%
3.	Butadiene	44,055	45,997	104.4%
4.	Benzene	75,289	76,855	102.1%
5.	Toluene	58,814	73,449	124.9%
6.	Ortoxylene	23,329	24,058	103.1%
7.	Paraxylene	36,398	31,550	86.7%
8.	Xylene	16,240	19,967	122.9%
	Total aromatics (pos. 4-8)	**210,070**	**225,879**	**107.5%**
9.	Phenol	52,577	52,967	100.7%
10.	Acetone	33,377	33,828	101.4%
11.	MEG	86,679	94,015	108.5%
12.	DEG	9,676	10,621	109.8%
13.	TEG	310	346	111.6%
14.	Petrygo Q	16,288	16,927	103.9%
15.	Qal fluid	70	379	541.4%
	Total glycols + radiator liquids (pos. 9-15)	**113,023**	**122,288**	**108.2%**
16.	Sulphur	104,331	106,614	102.2%
17.	Ethylene oxide	18,894	17,845	94.4%
	Total	**1,024,216**	**1,088,426**	**106.3%**

3. Sale

Quantity structure of sold products and goods for resale

Group of products and goods for resale	Sales (in thousand tons)		Structure %		Dynamics %
	2003	2004	2003	2004	2004/2003
Petrol	2,867	2,864	26.38	25.22	99.90
Eurosuper 95	2,322	2,356	21.36	20.75	101.46
Super Plus 98	175	193	1.61	1.70	110.29
Universal 95	370	315	3.40	2.77	84.86
Diesel	3,249	3,425	29.89	30.17	105.42
Heating oil (light)	1,539	1,702	14.16	14.99	110.59
JET A-1 (aircraft fuel)	294	345	2.70	3.04	117.35
Light products	**7,949**	**8,336**	**73.13**	**73.42**	**104.87**
Liquid gas (LPG)	303	316	2.79	2.78	104.29
Heating oil III	694	719	6.38	6.33	103.60
Sulphur	105	106	0.97	0.93	100.95
Other refinery products	753	817	6.93	7.20	108.50
Total refinery products	**9,804**	**10,294**	**90.19**	**90.66**	**105.00**
Polyethylene	27	0	0.25		
Polypropylene	28	0	0.26		
Phenol	53	53	0.49	0.47	100.00
Acetone	33	34	0.30	0.30	103.03
Ethylene	247	265	2.27	2.33	107.29
Propylene	201	218	1.85	1.92	108.46
Glycol	99	106	0.91	0.93	107.07
Ethylene oxide	19	18	0.17	0.16	94.74
Butadiene	45	45	0.41	0.40	100.00
Benzene	76	77	0.70	0.68	101.32
Ortoxylene	25	23	0.23	0.20	92.00
Paraxylene	37	31	0.34	0.27	83.78
Other petrochemical products	176	190	1.62	1.67	107.95
Total petrochemical products	**1,066**	**1,060**	**9.81**	**9.34**	**99.44**
Total	**10,870**	**11,354**	**100.00**	**100.00**	**104.45**

Structure of sales of products by main customers

Main customers	% share in net revenues	
	2003	2004
BP Polska Sp. z o.o.	6.8%	8.5%
SHELL Polska Sp. z o.o.	5.2%	5.7%
ORLEN PetroCentrum Sp. z o.o.	2.4%	4.5%
ORLEN PetroTank Sp. z o.o.	5.1%	2.8%
BASELL ORLEN POLYOLEFINS Sp. z o.o.	2.1%	2.6%
CONOCOPHILLIPS Poland Sp. z o.o.	0.01%	2.0%
PETROLOT Sp. z o.o.	2.0%	1.4%
LOTOS S.A.	1.3%	1.3%
ANWIL S.A.	1.1%	1.3%
ORLEN Asfalt Sp. z o.o.	0.8%	1.0%
ORLEN Gaz Sp. z o.o.	1.0%	1.0%
ORLEN Oil Sp. z o.o.	0.7%	1.0%
PETRO ZACHOD Sp. z o.o.	0.6%	0.7%
ELANA S.A.	0.6%	0.7%
ESPPOL Sp. z o.o.	0.2%	0.6%
ANWIM Sp. z o.o.	0.2%	0.5%
Z.A. PUŁAWY S.A.	0.3%	0.5%

Share of remaining customers did not exceed 0.5% of total sales revenues.

4. Suppliers

Crude oil suppliers' structure in 2004:

Company	Quantity (in tons)	Share %
J&S	6,347,648.70	52.52
Petroval	2,725,900.00	22.56
BMP	1,849,900.00	15.30
Wincor	687,217.90	5.69
Totsa	342,696.90	2.84
Arkadia	132,015.00	1.09
Total	12,085,378.50	100.00

5. Transactions with related parties

Transactions with related companies, where value of single transaction or total value of transactions during 2004 exceeds a PLN equivalent of EUR 500 thousand:

No.	Name of business partners	Sales in PLN thousand	Purchases in PLN thousand
1.	ORLEN Gaz Sp. Z o.o.	287,599.1	256,430.3
2.	ORLEN PetroProfit Sp. z o.o.	113,939.0	4,317.7
3.	ORLEN PetroTank Sp. z o.o.	807,072.8	11,517.9
4.	Inowroclawskie Kopalnie Soli "SOLINO" S.A.	844.2	30,055.7
5.	ORLEN PetroCentrum Sp. z o.o.	1,311,241.0	6,928.3
6.	PETROLOT Sp. Z o.o.	401,037.7	1,715.1
7.	Rafineria Trzebinia S.A.	34,571.0	0.0
8.	Petrotel Sp. z o.o.	1,732.2	9,959.5
9.	Wisla Plock Sportowa S.A.	27.0	13,985.1
10.	ORLEN Medica Sp. z o.o	154.5	5,233.9
11.	ORLEN PetroZachod Sp. z o.o.	206,132.8	14,753.3
12.	ORLEN Projekt S.A.	455.0	12,043.3
13.	ORLEN Ochrona Sp. z o.o.	1,846.4	29,237.3
14.	Zaklad Budowy Aparatury S.A.	2,892.3	20,165.5
15.	ORLEN Transport Plock Sp. z o.o.	54,145.0	14,911.3
16.	Rafineria Nafty Jedlicze S.A.	29,773.8	0.0
17.	SHIP-SERVICE S.A.	98,263.7	809.4
18.	ANWIL S.A.	365,232.2	940.3
19.	ORLEN Automatyka Sp.z o.o.	485.1	18,339.8
20.	ORLEN Wir Sp. z o.o.	525.6	6,316.4
21.	ORLEN Budonaft Sp. z o.o.	982.9	50,926.0
22.	ORLEN Oil Sp. z o.o.	270,282.3	52,132.6
23.	Flexpol Sp. z o.o. (sold on 28.07.2004.)	6,599.1	0.0
24.	Serwis Mazowsze Sp. z o.o.	316.3	4,996.8
25.	Centrum Edukacji Sp. z o.o.	321.1	2,680.9
26.	Serwis Nowa Wies Wielka Sp. z o.o.	227.9	2,577.9
27.	ORLEN Transport Olsztyn Sp. z o.o.	4,009.3	5,330.1
28.	ORLEN Transport Lublin Sp. z o.o. (sold on 29.07.2004)	496.9	3,570.2
29.	ORLEN Transport Szczecin Sp. z o.o.	176.1	3,793.2
30.	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	1,617.1	5,897.0
31.	ORLEN Transport Poznan Sp. z o.o.	1,898.0	7,914.9
32.	ORLEN Transport Slupsk Sp. z o.o.	10,430.4	5,247.5
33.	ORLEN Transport Krakow Sp. z o.o.	9,474.6	6,401.2
34.	ORLEN Transport Warszawa Sp. z o.o.	354.0	6,014.1
35.	ORLEN Transport Nowa Sol Sp. z o.o.	670.0	11,704.1
36.	ORLEN Asfalt Sp. z o.o. (formerly Bitrex Sp. z o.o.)	303,415.6	4,239.1
37.	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.	105.9	10,649.8
38.	ORLEN KolTrans Sp. z o.o.	4,491.5	22,115.6
39.	ORLEN Morena Sp. z o.o.	51,680.3	315.3
40.	BASELL ORLEN POLYOLEFINS Sp. z o.o.	777,508.7	8,489.6
41.	ORLEN Laboratorium Sp. z o.o.	2,375.7	36,783.1
42.	NaftoWax Sp. z o.o.	9,434.4	0.0
43.	Petro-Oil Lubelskie Centrum Sprzedazy Sp. z o.o.	2,860.4	10,004.5
44.	Petro-Oil Malopolskie Centrum Sprzedazy Sp. z o.o.	5,397.1	6,921.5
45.	Petro-Oil Wielkopolskie Centrum Sprzedazy Sp. z o.o.	6,571.9	8,223.0
46.	PPHU Piast Sp. z o.o. (sold on 25.05.2004)	23,187.1	8.1
47.	Petro-Oil SEEWAX Sp. z o.o.	1,041.1	12,381.7
48.	Petro - Oil Slaskie Centrum Sprzedazy Sp. z o.o.	1.2	6,158.7

49.	Petro - Oil Podlaskie Centrum Sprzedazy Sp. z o.o.	0.0	3,353.5
50.	Petro - Oil Zachodniopomorskie Centrum Sprzedazy Sp. z o.o.	0.0	3,798.5
51.	Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o.	88.4	10,985.9
52.	Petro-Oil Pomorskie Centrum Sprzedazy Sp. z o.o.	50.8	13,348.9
53.	Petro-Oil Lodzkie Centrum Sprzedazy	0.0	4,572.8
54.	ORLEN Eko Sp. z o.o.	1,848.4	4,363.1
.	**Total**	**5,215,884.9**	**793,559.3**

For the purpose of the preparation of the report for the year 2004 the company implemented a procedure involving collection of statements about transactions with related parties to enlarged extent in compliance with IAS 24 "Information revealed concerning related entities".

Transactions with related parties by persons supervising the Company (in PLN thousand):

	Sales	**Purchase**	**Receivables**	**Liabilities**	**Dividend paid**
Legal persons *	365,036	383,647	20,667	33,046	48,150
Physical persons	2,455				

* Transactions in the period of acting members of the key management by persons supervising the Company

In the period presented in the financial statements 23 persons acted as Members of the Supervisory Board. The Company did not gain relevant statements from 5 former Members of the Supervisory Board.

Transactions with related entities were presented using the arithmetic average of the exchange rates published by the National Bank of Poland for the last day of each month in the period from 1 January 2004 to 31 December 2004 – equal - 4.5182 PLN/EUR.

6. **Changes in the Management Board and Supervisory Board of PKN ORLEN during the last reporting period**

In the period from 1 January 2004 to 31 December 2004 the Management Board of PKN ORLEN consisted of the following members:

Zbigniew Wrobel	President of the Management Board, General Director from 8 February 2002 to 29 June 2004
Slawomir Golonka	Vice-President of the Management Board from 8 February 2002 Vice-President of the Management Board, Sales Director from 12 March 2002 Vice-President of the Management Board, Strategy and Capital Investments Director from 4 May 2004 to 31 October 2004
Andrzej Macenowicz	Member of the Management Board since 8 February 2002 Vice-President of the Management Board since 7 March 2002 Vice-President of the Management Board, Human Resources and Management Systems Director from 12 March 2002 to 1 November 2004 Vice-President of the Management Board, Human Resources Management and Administration Director since 2 November 2004
Janusz Wisniewski	Vice-President of the Management Board since 7 March 2002 Vice-President of the Management Board, Development and Production Director since 12 March 2002 Vice-President of the Management Board, Production, Wholesale Trade and Logistics Director from 4 May 2004 to 1 November 2004 Acting President of the Management Board and General Director from 16 August 2004 to 30 September 2004. Vice-President of the Management Board, Operating Director since 2 November 2004
Jacek Strzelecki	Vice-President of the Management Board, Finance and Economics Director from 11 July 2002 to 31 October 2004
Krzysztof Kluzek	Member of the Management Board from 22 April 2004 Member of the Management Board, Retail Sales and Marketing Director from 4 May 2004 to 18 October 2004
Jacek Walczykowski	President of the Management Board, General Director from 29 July 2004 to 16 August 2004
Igor Chalupec	President of the Management Board, General Director since 1 October 2004
Wojciech Heydel	Vice-President of the Management Board since 1 November 2004 Vice-President of the Management Board, Retail Sales Director since 2 November 2004
Cezary Smorszczewski	Vice-President of the Management Board since 1 November 2004 Vice-President of the Management Board, Capital Investments and Capital Group Director since 2 November 2004
Pawel Szymanski	Member of the Management Board since 18 October 2004 Member of the Management Board, Finance Director since 2 November 2004
Jan Maciejewicz	Vice-President of the Management Board, Cost Management and IT Director since 1 December 2004

In the reporting period the supervision over the activity of the Company was performed by the Supervisory Board, constituting of the following people:

Maciej Gierej	Member of the Supervisory Board from 21 February 2002 to 28 June 2002 Chairman of the Supervisory Board from 28 June 2002 to 8 April 2004 Member of the Supervisory Board since 5 August 2004
Edward Grzywa	Member of the Supervisory Board from 21 February 2002 to 8 April 2004
Krzysztof Kluzek	Member of the Supervisory Board from 21 February 2002 to 22 April 2004
Andrzej Kratiuk	Member of the Supervisory Board from 21 February 2002 to 8 April 2004
Ryszard Lawniczak	Member of the Supervisory Board from 21 February 2002 to 5 August 2004
Grzegorz Mroczkowski	Member of the Supervisory Board from 1 March 2004 to 2 April 2004
Krzysztof Szlubowski	Member of the Supervisory Board from 21 February 2002 to 5 August 2004
Jan Waga	Member of the Supervisory Board from 21 February 2002 to 5 August 2004 Vice-Chairman of the Supervisory Board from 7 March 2002 to 8 April 2004 Chairman of the Supervisory Board from 8 April 2004 to 5 August 2004
Maciej Andrzej Kruk	Member of the Supervisory Board from 2 April 2004 to 8 April 2004
Jacek Bartkiewicz	Member of the Supervisory Board from 25 March 2003 to 1 March 2004 Chairman of the Supervisory Board since 5 August 2004
Orest Andrzej Nazaruk	Member of the Supervisory Board from 17 April 2003 to 8 April 2004 Secretary of the Supervisory Board from 14 May 2003 to 8 April 2004
Janusz Zielinski	Member of the Supervisory Board from 8 April 2004 to 5 August 2004
Marian Czakanski	Member of the Supervisory Board from 8 April 2004 to 11 June 2004
Andrzej Studzinski	Member of the Supervisory Board from 8 April 2004 to 5 August 2004
Jacek Walczykowski	Member of the Supervisory Board from 8 April 2004 to 29 July 2004 Vice-Chairman of the Supervisory Board from 8 April 2004 to 29 July 2004
Andrzej Wieczorkiewicz	Member of the Supervisory Board since 8 April 2004 to 5 August 2004 Secretary of the Supervisory Board from 8 April 2004 to 5 August 2004
Michal Stepniewski	Member of the Supervisory Board since 24 June 2004
Raimondo Eggink	Member of the Supervisory Board since 5 August 2004
Krzysztof Lis	

	Member of the Supervisory Board since 5 August 2004
Malgorzata Okonska - Zaremba	Member of the Supervisory Board since 5 August 2004
Piotr Osiecki	Member of the Supervisory Board since 5 August 2004
Ireneusz Wesolowski	Member of the Supervisory Board since 5 August 2004 Secretary of the Supervisory Board since 16 August 2004
Krzysztof Zyndul	Member of the Supervisory Board from 5 August 2004 to 30 March 2005 Vice-President of the Supervisory Board from 16 August 2004 to 30 March 2005

7. Total number of shares of the Company and of other Capital Group's entities being held by the Management Board and the Supervisory Board Members

As at 31 December 2004, 2,950 shares in PKN ORLEN S.A. were held by Raimondo Eggink, Member of the Supervisory Board. Other Members of the Management and Supervisory Board, as at 31 December 2004, did not possess any shares and stakes in PKN ORLEN S.A. and other companies of the Capital Group.

8. PKN ORLEN shareholders

The structure of shareholders of PKN ORLEN as at 31 December 2004:

Shareholder	Number of shares	Number of votes	Nominal value of shares	% of the share capital
Nafta Polska S.A	74,076,299	74,076,299	92,595,374	17.32%
State Treasury	43,633,897	43,633,897	54,542,371	10.20%
The Bank of New York	48,480,908	48,480,908	60,601,135	11.34%
Others *	261,517, 957	261,517,957	326,897,446	61.14%
Total	**427,709,061**	**427,709,061**	**534,636,326**	**100.00%**

*) According to the current report no 19/2005 issued on 7 March 2005, Commercial Union OFE BPH CU WBK possessed 21,040,915 shares of PKN ORLEN, constituting 4.92% of share capital of PKN ORLEN.

There are no agreements known according to which proportions of shares as possessed by the current shareholders could change in the future.

Management Board Commentary on Business Operations
of Polski Koncern Naftowy ORLEN Spolka Akcyjna
for the year 2004
submitted by the Management Board composed of:

....
Management Board President
Igor Chalupec

....
Management Board Vice-President
Wojciech Heydel

....
Management Board Vice-President
Andrzej Macenowicz

....
Management Board Vice-President
Jan Maciejewicz

....
Management Board Vice-President
Cezary Smorszczewski

....
Management Board Vice-President
Janusz Wisniewski

....
Management Board Member
Paweł Szymanski

Plock, 31 March 2005

END

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